Form 20-F
period 2010-03-31
Kabel Deutschland GmbH; Kabel Deutschland Vertrieb und Service GmbH & Co. KG
filed 2010-07-27
CIK 1359736, 1359737

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

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

Betastrasse 6 - 8

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

(Title of Class)

As of March 31, 2010, the subscribed capital of KDG is held entirely by the sole shareholder Kabel Deutschland Holding AG (formerly known as Kabel Deutschland Holding GmbH) (‘KDH’) and is represented by three shares in the following amounts:

Shareholders	€
Kabel Deutschland Holding AG	24,750
Kabel Deutschland Holding AG	250
Kabel Deutschland Holding AG	1,000,000

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘accelerated filer and large accelerated filer’ in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

A. Selected Financial Data

In this annual report on Form 20-F, ‘Issuer’, ‘Registrant’, ‘we’, ‘us’, ‘our’, ‘Company’, ‘Group’, ‘KDG’ and other similar terms refer to Kabel Deutschland GmbH and its consolidated subsidiaries, except where the context otherwise requires.

The selected consolidated statements of income and cash flow data set forth below for the fiscal years ended March 31, 2010, 2009, 2008, 2007 and 2006 and the selected consolidated balance sheet data set forth below as of March 31, 2010, 2009, 2008, 2007 and 2006, in each case, for KDG have been derived from KDG’s consolidated financial statements. KDG’s consolidated financial statements for the fiscal years ended March 31, 2010, 2009 and 2008 are included in ITEM 18 ‘Financial Statements’ of this annual report.

The selected consolidated data presented below should be read in conjunction with our consolidated financial statements included in ITEM 18 ‘Financial Statements’ of this annual report.

Some financial information in this annual report has been rounded and, as a result, the numerical figures shown as totals in this annual report may vary slightly from the exact arithmetic aggregation of the totals of such information.

Consolidated Statement of Income

	Fiscal Year ended March 31,
	2010	2009	2008	2007	2006(1) (as adjusted)
	(€ in millions, except percentages)
Basic Cable Revenue	904.8	911.2	867.1	845.6	839.3
Premium-TV Revenue	213.5	192.3	179.8	163.0	137.8
Internet and Phone Revenue	342.0	231.9	121.4	56.5	9.8
TKS Revenue	41.3	34.9	28.6	28.1	25.2

Revenues	1,501.6	1,370.3	1,196.9	1,093.2	1,012.1
Cost of Services Rendered(2)	(736.5)	(696.6)	(588.5)	(567.1)	(490.1)
Selling Expenses(3)	(448.7)	(425.6)	(352.8)	(318.7)	(277.0)
General and Administrative Expenses(4)	(135.1)	(129.4)	(128.7)	(140.9)	(102.4)
Other Operating Income	14.6	18.1	12.6	13.2	12.5

Profit from Ordinary Activities	195.9	136.8	139.5	79.7	155.1
Interest Income	4.5	3.5	2.1	3.6	2.8
Interest Expense	(162.4)	(232.5)	(171.8)	(155.7)	(215.1)
Accretion/Depreciation on Investments and Other Securities	0.0	0.1	(3.8)	0.3	(0.1)
Income from Associates	3.4	14.0	0.9	0.4	0.5

Income/(Loss) Before Taxes	41.5	(78.1)	(33.1)	(71.7)	(56.8)
Benefit/(Taxes) on Income	(25.9)	6.2	(0.7)	(27.5)	(11.7)

Net Income/(Net Loss)	15.6	(72.0)	(33.8)	(99.2)	(68.5)

Other Financial Data
Adjusted EBITDA(5)	657.7	570.7	457.8	382.5	401.3
Adjusted EBITDA margin(6)	43.8%	41.6%	38.2%	35.0%	39.7%

(1)

Prior to March 31, 2007 the Company assessed hedge effectiveness of an interest rate swap in a cash flow hedge by applying the “change in variable cash flow method”. Following the publication in the March 2007 International Financial Reporting Interpretations Committee (IFRIC) update of the IFRIC Agenda decision on “IAS 39 Financial Instruments: Recognition and Measurement—Assessing hedge effectiveness of an interest rate swap in a cash flow hedge”, the Company has reconsidered its accounting treatment applied to those transactions and decided to adopt the treatment set out in the IFRIC agenda decision. Accordingly, the Company had adjusted its financial statements as of March 31, 2007 and comparative periods to reflect the fact that hedge accounting has no longer been historically applied and has, therefore, recorded all changes in fair value of the interest rate swap through profit and loss. This change in accounting treatment has been accounted for retroactively. This adjustment resulted in a decrease in other comprehensive income of €8.3 million, a decrease in interest expense of €13.7 million and an increase in deferred tax expense of €5.4 million for the fiscal year ended March 31, 2006.

(2)

Includes depreciation and amortization of €242.2 million in the fiscal year ended March 31, 2010; €205.5 million in the fiscal year ended March 31, 2009; €154.7 million in the fiscal year ended March 31, 2008; €133.1 million in the fiscal year ended March 31, 2007; €117.4 million in the fiscal year ended March 31, 2006.

(3)

Includes depreciation and amortization of €181.3 million in the fiscal year ended March 31, 2010; €169.3 million in the fiscal year ended March 31, 2009; €115.5 million in the fiscal year ended March 31, 2008; €96.0 million in the fiscal year ended March 31, 2007; €88.2 million in the fiscal year ended March 31, 2006.

(4)

Includes depreciation and amortization of €26.7 million in the fiscal year ended March 31, 2010; €27.8 million in the fiscal year ended March 31, 2009; €23.8 million in the fiscal year ended March 31, 2008; €17.5 million in the fiscal year ended March 31, 2007; €15.2 million in the fiscal year ended March 31, 2006.

(5)

Profit from ordinary activities before depreciation, amortization, non-cash compensation, which consists primarily of expenses related to our Management Equity Participation (MEP) programs and non-cash restructuring expenses and income (“Adjusted EBITDA”), is a measure used by management to measure our operating performance. Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. In addition, Adjusted EBITDA is not calculated in the same way that ‘Consolidated EBITDA’ is calculated under the indenture governing the Notes or under the terms of our Senior Credit Facilities. However, Adjusted EBITDA is a commonly used term to compare the operating activities of cable companies.

(6)	Adjusted EBITDA margin is a calculation of Adjusted EBITDA as a percentage of total revenues.

Reconciliation of non-GAAP measure Adjusted EBITDA to Profit from Ordinary Activities

	Fiscal Year ended March 31,
	2010	2009	2008	2007	2006
	(€ in millions)
Adjusted EBITDA	657.7	570.7	457.8	382.5	401.3
Depreciation and Amortization	(450.2)	(402.6)	(294.0)	(246.6)	(220.8)
MEP related non-cash Expenses	(15.7)	(2.1)	(23.0)	(41.8)	(19.2)
Restructuring Income/(Expenses)	4.0	(29.2)	(1.3)	(14.4)	(6.2)

Profit from Ordinary Activities	195.9	136.8	139.5	79.7	155.1

Consolidated Balance Sheet Data

	As of March 31,
	2010	2009	2008	2007	2006 (as adjusted)
	(€ in millions)
Cash & Cash Equivalents	267.7	51.9	15.5	54.1	225.1
Other Current Assets	126.1	178.1	192.1	162.5	171.4
Intangible Assets	749.3	904.0	431.9	477.3	519.7
Tangible Assets	1,193.2	1,214.1	1,086.0	986.6	902.7
Other Non-current Assets	25.0	23.0	26.8	25.0	7.0

Total Assets	2,361.2	2,371.1	1,752.3	1,705.5	1,825.9

Senior Notes and Non-/current Financial Liabilities	2,404.8	2,436.7	1,941.5	1,895.8	1,988.1
Other Liabilities	850.8	937.5	743.4	706.0	647.2

Total Liabilities	3,255.6	3,374.2	2,684.9	2,601.8	2,635.3
Subscribed Capital	1.0	1.0	1.0	1.0	1.0

Equity(1)	(894.4)	(1,003.1)	(932.6)	(896.3)	(809.4)

Total Equity and Liabilities	2,361.2	2,371.1	1,752.3	1,705.5	1,825.9

Cash Flow Statement Data
Cash Flow from Operating Activities	649.0	668.7	444.7	360.0	399.3
Cash Flow Used in Investing Activities	(269.2)	(884.2)	(345.5)	(276.4)	(148.1)
Thereof:
(Cash paid)/Cash received for Acqusitions, Net of Cash Acquired	53.9	(527.8)	(29.7)	(5.1)	(7.3)
Cash Flow (Used in)/from Financing Activities	(164.1)	251.9	(137.9)	(254.9)	(158.8)
Thereof:
Loan Used to Finance the Orion Acquisition(2)	0.0	535.0	0.0	0.0	0.0

(1)

Prior to March 31, 2007, the Company assessed hedge effectiveness of an interest rate swap in a cash flow hedge by applying the “change in variable cash flow method”. Following the publication in the March 2007 IFRIC update of the IFRIC Agenda decision on “IAS 39 Financial Instruments: Recognition and Measurement—Assessing hedge effectiveness of an interest rate swap in a cash flow hedge” the Company has reconsidered its accounting treatment applied to those transactions and decided to adopt the treatment set out in the IFRIC agenda decision. Accordingly, the Company has adjusted its financial statements as of March 31, 2007 and comparative periods to reflect the fact that hedge accounting has no longer been historically applied and has, therefore, recorded all changes in fair value of the interest rate swap through profit and loss. This change in accounting treatment has been accounted for retroactively. This adjustment resulted in a decrease in other comprehensive income of €8.3 million, a decrease in interest expense of €13.7 million and an increase in deferred tax expense of €5.4 million for the fiscal year ended March 31, 2006.

(2)	On April 30, 2008, we acquired network assets serving approximately 1.1 million subscribers from the Orion Cable Group, a Level 4 network operator in Germany (the ‘Orion Acquisition’).

Network Data, Subscribers and Revenue Generating Units (RGUs)

	As of March 31,
	2010	2009	2008	2007	2006
	(in thousands, except as noted)
Operational Data
Network
Homes Passed	15,293	15,293	15,257	15,333	15,462

Homes Passed Upgraded for Two-Way communication	12,116	12,008	10,901	8,634	5,786
Upgraded Homes as % of Homes Passed	79.2%	78.5%	71.4%	56.3%	37.4%
Homes Passed Upgraded for Two-Way communication being Marketed(1)	9,520	8,580	6,685	4,025	1,379

Subscribers
Direct Basic Cable subscribers(2)	7,307	7,397	6,358	6,500	6,582
Internet and Phone “Solo” subscribers(3)	167	110	39	n/a	n/a

Total direct subscribers*	7,474	7,507	6,397	6,500	6,582

Indirect Basic Cable subscribers(2)	1,427	1,616	2,487	2,741	2,999

Total Unique subscribers (Homes Connected)	8,901	9,123	8,884	9,241	9,581

Subscribers taking Basic Cable services	8,735	9,013	8,845	9,241	9,581
Subscribers taking Premium-TV services	817	765	695	601	n/a
Subscribers taking Internet and Phone services	1,097	806	421	190	65

RGUs
Premium-TV(4)	1,073	963	814	692	479
Internet	966	707	393	179	61
Phone	1,007	710	361	152	40

Subtotal New Services	3,047	2,380	1,568	1,023	580

Basic Cable(5)	9,002	9,247	8,980	9,320	9,597

Total RGUs	12,049	11,627	10,548	10,343	10,177

RGUs per subscriber (in units)	1.35	1.27	1.19	1.12	1.06

Penetration
Basic Cable RGUs as % of Homes Passed	58.9%	60.5%	58.9%	60.8%	61.9%
Premium-TV RGUs as % of Basic Cable subscribers	12.3%	10.7%	9.2%	7.5%	5.0%
Internet RGUs as % of Total subscribers	10.9%	7.7%	4.4%	1.9%	0.6%
Phone RGUs as % of Total subscribers	11.3%	7.8%	4.1%	1.6%	0.4%

*	Pro forma for one time consolidation, divestitures of non-strategic assets and reclassification, direct subscribers for March 31, 2009 would be 7,458 thousand:

Direct subscribers March 31, 2009 (thousand)	7,507
Orion consolidation effect (thousand)	(25)
Reclassification of subscribers to indirect (thousand)	(19)
Divestiture of non-strategic assets (thousand)	(5)
Proforma direct subscribers March 31, 2009 (thousand)	7,458

(1)	‘Homes passed upgraded being marketed’ are those homes that we are currently able to sell our Internet and/or Phone products to.
(2)	As a result of the Orion Acquisition, we acquired 276 thousand new direct Basic Cable subscribers and we reclassified 789 thousand indirect (wholesale) subscribers to direct subscribers.

(3)	Internet and Phone ‘Solo’ subscribers consist of non-Basic Cable service customers subscribing to Internet and/or phone services only.
(4)

RGUs (revenue generating units) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber, but two RGUs. Premium-TV RGUs consist of RGUs for our pay-TV product, Kabel Digital (Kabel Digital Home and various foreign language packages), and our DVR product, Kabel Digital+.

(5)

The difference between the number of Basic Cable subscribers and Basic Cable RGUs is due to one additional digital product component, Digitaler Empfang, which is sold directly to the end-customer on top of an analog Basic Cable service, which is provided and billed via a housing association. A customer subscribing to Digitaler Empfang would be counted as one Basic Cable subscriber (analog service via a housing association) and two Basic Cable RGUs (analog service via a housing association and digital service via a direct end-customer relationship).

Average Revenue Per Subscriber (ARPUs)

	Fiscal Year Ended March 31,
	2010	2009	2008	2007	2006
	(in € / month)
Basic Cable ARPU per subscriber	8.38	8.31	7.88	7.35	7.26
Premium-TV ARPU per subscriber	10.43	9.63	8.90	8.82	n/a
Total Blended TV ARPU per subscriber(1)	9.30	9.10	8.52	7.84	7.50
Total Blended Internet and Phone ARPU per subscriber(2)	27.97	30.18	33.70	36.53	28.71

Total Blended ARPU per subscriber(3)	12.13	11.06	9.56	8.33	7.58

(1)

Total blended TV ARPU per subscriber is calculated by dividing the subscription revenues (excluding installation fees) resulting from our Basic Cable, Premium-TV products for a period by the sum of the monthly average number of total subscribers of the Basic Cable products for that period.

(2)

Total blended Internet and Phone ARPU per subscriber is calculated by dividing the Internet and Phone subscription revenues (excluding installation fees) for the relevant period by the sum of the monthly average number of subscribers of these products for that period.

(3)

Total blended ARPU per subscriber is calculated by dividing Basic Cable, Premium-TV, Internet and Phone subscription revenues (excluding installation fees) for the relevant period by the sum of the monthly average number of total subscribers for that period.

Operational Data

	Fiscal Year Ended March 31,
	2010	2009	2008	2007	2006
	(€ in millions, except percentages)
Basic Cable Access subscription fees	889.7	898.9	854.1	833.8	829.1
Installation Fees and other Revenues	15.1	12.3	13.0	11.8	10.2

Basic Cable Access Revenue	904.8	911.2	867.1	845.6	839.3

% of total revenues	60.3%	66.5%	72.4%	77.4%	82.9%

Premium-TV subscription fees	100.1	87.4	71.3	55.6	27.7
Carriage Fees and other digital revenues	113.5	104.9	108.5	107.4	110.1

Premium-TV Revenue	213.5	192.3	179.8	163.0	137.8

% of total revenues	14.2%	14.0%	15.0%	14.9%	13.6%

Internet & Phone Revenue	342.0	231.9	121.4	56.5	9.8

% of total revenues	22.8%	16.9%	10.1%	5.2%	1.0%

TKS Revenue	41.3	34.9	28.6	28.1	25.2

% of total revenues	2.8%	2.5%	2.4%	2.6%	2.5%

Total Revenues	1,501.6	1,370.3	1,196.9	1,093.2	1,012.1

Exchange Rate Information

The functional and reporting currency of KDG is the Euro.

Foreign currency transactions were converted to Euros at the exchange rate applicable on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date are converted to Euros at the exchange rate of the European Central Bank on the balance sheet date. Currency differences resulting from these adjustments are recognized in the consolidated statement of income.

Non-monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date, were converted to Euros at the rate as of the balance sheet date. The Company used the following exchange rates (spot rates):

USD Exchange Rates (in USD per 1.00 EUR)
Fiscal Year ended March 31,	Average	High	Low	Period-End
2006	1.2176	1.3077	1.1667	1.2104
2007	1.2831	1.3352	1.2063	1.3318
2008	1.4168	1.5812	1.3287	1.5812
2009	1.4231	1.5990	1.2460	1.3308
October	1.4816	1.5020	1.4537	1.4800
November	1.4914	1.5083	1.4658	1.5023
December	1.4614	1.5120	1.4276	1.4406
2010	1.4145	1.5120	1.2932	1.3479
January	1.4272	1.4563	1.3966	1.3966
February	1.3686	1.3984	1.3489	1.3570
March	1.3569	1.3765	1.3338	1.3479
July 26, 2010				1.2931

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial situation or results of operations. See also ITEM 4B ‘Information on the Company—Business Overview’.

Risks Relating to Our Industry

We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

We face significant competition from established and new competitors. In some instances, we compete against companies with greater scale, easier access to financing, more comprehensive product offerings, greater personnel resources, greater brand name recognition and experience or longer-established relationships with regulatory authorities and customers. These companies may in some cases have fewer regulatory burdens with which they are required to comply, because, among other reasons, they use different technologies to provide their services, do not own their direct access network or are not subject to obligations applicable to operators with significant market power. Such obligations may include pricing restrictions or the obligation to provide access to the network.

The nature and level of the competition we face vary for each of the products and services we offer. Our competitors include, but are not limited to, Deutsche Telekom AG (‘Deutsche Telekom’ or ‘DTAG’), Vodafone D2 GmbH (‘Vodafone’), Sky Deutschland AG (‘Sky Deutschland’), digital subscriber line (‘DSL’), unbundlers and resellers such as United Internet AG (‘United Internet’), as well as satellite, digital terrestrial television broadcast (‘DTT’), ‘Level 4 network operators’ (commercial cable operators who distribute broadcast signals from the signal hand-over point in the basement of a housing structure or from satellite to the wall socket inside a subscriber’s home as their own branded product), city-based networks and providers of emerging digital entertainment technologies. Our markets are increasingly competitive, especially as new technologies emerge as viable alternatives. Over the past few years, our number of basic cable television (both analog and digital) (‘Basic Cable’) subscribers has declined, in particular due to disconnection by Level 4 network operators, relocation of our customers, and price or product related churn (defined as the voluntary or involuntary discontinuance of services by a subscriber) stemming from competitive alternatives, such as free-to-air satellite and free-to-air digital terrestrial transmission of television signals.

Cable television. We face competition for housing association contracts (including contracts with landlords as property owners) from Level 4 network operators. Level 4 network operators in our network coverage area typically receive the television and radio broadcast signals they distribute either from us or from satellite. In addition, certain housing associations own and operate their in-house networks and may display certain characteristics similar to Level 4 network operators. Level 4 network operators typically enter into long-term contracts with housing associations and landlords and may have greater flexibility than we do in terms of pricing, which may limit our ability to secure new contracts with housing associations and landlords and may hinder our efforts to market our services effectively to housing associations and landlords. Certain Level 4 network operators may also seek opportunities to build their own distribution networks. Competition from such cable network operators could increase in the future as the industry undergoes ownership changes and continues to consolidate. Moreover, city carriers are, and Deutsche Telekom may be, entering the market for TV signal transmission and supply with their own fiber-based fiber-to-the-building (‘FTTB’) or fiber-to-the-home (‘FTTH’) networks. City carriers are generally affiliated with the local utility companies and competition from city carriers may increase over the coming years.

Satellite. Analog and digital video reception via satellite is common in the German television market. An increase in market share of satellite distribution may have a negative impact on the number of our Basic Cable subscribers in the future. Satellite distribution has certain competitive advantages over cable television, including the ability to offer a wider range of programs to a wider geographic area, especially in rural areas. In particular, we face competition from satellite distribution of free-to-air television programming. To receive free-to-air programming, viewers need only to purchase and install a satellite dish and a set-top box. Free-to-air satellite reception currently does not require any relationship with a satellite company and, consequently, no subscription or other fees are paid on an ongoing basis. As a general matter, satellite penetration may be accelerated by changes in, or less strict interpretation of, German local regulations and zoning laws that currently restrict the installation of satellite dishes in certain areas and changes in the respective provisions of housing association contracts with residents of multi-dwelling units that frequently prohibit tenants from attaching satellite dishes to their apartments if cable TV is available. Based on a communication published by the European Commission in 2001 expressing its intention to reduce restrictions on individual reception of satellite television signals, German courts have developed certain rules for the balance of the respective rights of the landlord on the one hand and the tenant on the other hand. Further, various parties, including the German state media authorities, are promoting the switchover from analog to digital television, which could further increase competition from digital free-to-air satellite distribution, as most of our subscribers currently only choose to use analog access from our Basic Cable services and would require a set-top box for the reception of digital television and therefore might re-evaluate their used technology for digital television reception. In addition, German law may change in the future, which may ultimately further intensify competition with satellite distributed programming. Furthermore, satellite distribution may be promoted by Sky Deutschland, other content providers or satellite operators by offering more attractive content, in particular pay-TV content and content in High Definition (’HD’), to viewers via satellite rather than via cable. Price increases for our services, such as those we implemented in 2007 and that we may also implement in the future, may cause individuals to favor satellite over other technologies, and may encourage Level 4 network operators and housing associations to disconnect from our network and switch to satellite.

Digital terrestrial television, IPTV and emerging technologies. Our market share may also be adversely affected by the terrestrial transmission of digital television, other means of television signal delivery and emerging technologies such as television via Internet platforms (Internet Protocol Television, ‘IPTV’) and wireless broadband Internet. Demand for IPTV, which is available in many of Germany’s urban centers, may increase in the future as it becomes more widely available. Furthermore, the number of channels transmitted over IPTV and DTT networks may increase. In addition, viewers are not charged ongoing subscription fees for DTT since the transmission is funded by the broadcasters and therefore is perceived by users as being “free”.

IPTV in particular may become a stronger competitive force in the future. As of March 31, 2010, Deutsche Telekom, which has been offering IPTV services since 2006 and is aggressively promoting its products, reported that it had 896 thousand connected subscribers to its IPTV T-Home-Entertain product, which is available in more than one thousand cities across Germany, using asymmetric digital subscriber line 2+ (‘ADSL2+’) technology. Deutsche Telekom has recently announced that it has reached one million sold IPTV subscribers (Source: Deutsche Telekom, January 18, 2010). In addition, as of November 2009, Deutsche Telekom reported that it had equipped 53 towns and cities with very high bit rate digital subscriber line (‘VDSL’), offering transmission speeds of up to 50 Mbit/s reaching 10.9 million households. Deutsche Telekom has recently announced that it is aiming to reach three million IPTV subscribers by 2012, in particular by expanding its FTTB and FTTH network, simplifying and unbundling its product offering and targeting in particular housing associations. Furthermore, regionally-focused telecommunications network providers also offer IPTV and video on demand (‘VoD’) services in selected cities. Over-the-top providers, such as maxdome GmbH & Co. KG (‘maxdome’), a joint venture of ProSiebenSat.1 Media AG (‘ProSiebenSat.1’) and United Internet, offer VoD content over the broadband Internet access connection of third parties (including our network) and may offer set-top box solutions to stream video on a TV set. We may in the future face competition from operators of mobile TV signal transmission services. Although these services are not yet comparable with our services, recent technology developments, such as the introduction of the 3G PP Long Term Evolution (‘LTE’) standard, may help mobile TV develop into a competitive force in the future, in particular among the important younger generation demographic. The full extent to which these alternative technologies will compete effectively with our cable television system may not be known for several years. Our services also compete to varying degrees with other entertainment media, including home entertainment systems and cinema.

Program providers. As we seek further subscribers to our Premium-TV (pay-TV, including thematic channels, movie channels and foreign language channels, and our Digital Video Recorder (‘DVR’) product) (‘Premium-TV’) products, we will be competing for subscribers with the producers of digital pay-TV products that currently utilize our network to reach their audience. These producers may decide to develop or use alternative distribution platforms, such as satellite or IPTV, adversely affecting our ability to generate carriage fees and potentially reducing the appeal of cable television. Certain digital pay-TV operators, such as Sky Deutschland, have made use of their satellite platforms in other markets and introduced additional programming for those subscribers who receive their digital pay programming through satellite, as well as seeking exclusive programming rights, including content that is available in high definition, thereby making satellite reception more attractive to potential customers. For pay- TV, our primary competitor is Sky Deutschland. While we offer only basic pay-TV offerings to our subscribers, Sky Deutschland offers a similar basic pay-TV package as a pre-condition to get access to its exclusive premium content. Since subscribers may decide to subscribe to only one basic pay-TV offering, they may choose Sky Deutschland’s offering instead of our basic pay-TV product in order to secure access to Sky Deutschland’s premium offerings. Moreover, Sky Deutschland is offering a wider range of programming for some of its pay-TV packages on satellite as opposed to cable. On June 24, 2010, Sky Deutschland and Kabel Baden Wuerttemberg GmbH & Co. KG (’Kabel BW’) agreed on a cooperation for bundling Kabel BW’s Internet and telephone offers with the Sky subscription packages. Since Kabel BW currently also offers our pay-TV packages, this cooperation might impact our future sales perspectives for Baden-Wuerttemberg.

Broadband Internet services. We compete with companies that provide low-speed and low-cost (or free) Internet services over traditional phone lines. For broadband Internet access, DSL is currently the dominant access technology in Germany and Deutsche Telekom is the major DSL provider in Germany, followed by United Internet, Vodafone (including Arcor AG & Co. KG) and Hansenet Telekommunikation GmbH (‘Hansenet’). We also compete with service providers that use other alternative technologies for Internet access, such as satellite technologies or mobile standards such as Universal Mobile Telecommunications System (’UMTS’). Increasingly, we see these alternative operators merging with and emerging from mobile operators such as Vodafone and Telefónica O2 Germany GmbH & Co. OHG (‘O2 Germany’). We also face increasing competition from city carriers, who are deploying their own fiber-based networks. Also, additional access technologies such as LTE may be launched that will further increase competition or force us to increase capital expenditures for additional upgrades. We expect competition, including price competition, from these providers to increase in the future.

In response to the macroeconomic uncertainty and capital markets volatility in 2008 and the first half of 2009, the German government announced plans in February 2009 to support the German economy by, among other things, establishing a broadband strategy, which aims to connect all German homes to broadband Internet by the end of 2010 and 75% of German homes at speeds of at least 50 Mbit/s by 2014. The German federal states set up subsidizing programs to support the 2010 target to provide for broadband in rural areas. Deutsche Telekom and Vodafone and other fixed line DSL operators as well as city carriers have announced plans to jointly build and use broadband Internet networks in certain areas, which are under review by the German federal cartel office. While the cable companies intend to participate in the effort to build further infrastructures, the subsidies by the German federal states or infrastructure cooperations between Deutsche Telekom and others may nevertheless change the competitive landscape, thereby affecting our ability to develop our business as currently planned and meet our existing financial targets.

Moreover, the German Federal Network Agency (Bundesnetzagentur) (‘FNA’) has auctioned additional frequencies in 2010 for the new LTE standard which must be used primarily for broadband products for a total of €4.4 billion. The auction ended on May 20, 2010. The additional frequencies may enable our competitors to offer additional competing products or to offer their current products at lower costs.

Residential phone market. The market for residential phone in Germany is highly competitive. The fixed-line phone market is increasingly under pressure from resellers, alternative carriers, mobile substitution fostered by declining mobile phone charges and interconnection rates and alternative access technologies like voice-over-IP (‘VoIP’) and Internet phone offered via DSL and other broadband connections. The German market for residential phone services is price sensitive and already at a comparatively low price level compared to international averages. We expect increasing competition, including price competition, from traditional and non-traditional phone providers in the future. Despite these pressures, Deutsche Telekom continues to be the dominant provider of fixed-line communications in Germany. Besides Deutsche Telekom, the most important providers in the fixed network sector include Vodafone, United Internet and Hansenet. Most alternative carriers rely on regulated wholesale services from Deutsche Telekom for their own Internet and Phone services using an unbundled local loop (the twisted-pair connection between the local exchange and the home). These wholesale services are currently subject to price regulation. These price regulations and other market regulations may change or may not remain in effect. Furthermore, customers are increasingly replacing their fixed-line phones with mobile phones, and this trend may adversely affect our fixed-line phone business.

Mobile Internet and mobile phone. The mobile services business in Germany is highly competitive. The most important providers of services or network operators in the mobile phone sector are T-Mobile Deutschland GmbH, a subsidiary of Deutsche Telekom (‘T-Mobile’), Vodafone, E-Plus Mobilfunk GmbH & Co. KG (‘E-Plus’), O2 Germany and Freenet AG (‘Freenet/Debitel’). The growth rate for mobile services in Germany has declined significantly, and price levels have continued to decrease. We do not have our own mobile network, which puts us at a competitive disadvantage as we rely on the network of another operator (O2 Germany) and we may be limited in our ability to respond to market developments and innovations.

Competition can make it difficult to attract new customers and retain existing customers, thereby increasing churn levels, and may lead to increased price pressure. There can be no assurance that we will be able to compete successfully against our current or future competitors in any of our businesses. Our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

The cable and telecommunications markets in Germany are exposed to considerable price and margin pressure.

Prices for products and services offered to customers in the telecommunications and broadband Internet services markets in Germany have decreased sharply in recent years, especially in the fixed-line Internet and Phone markets, and may continue to decrease in the future. Increasing competitive pressure in these markets and technological progress may cause prices for telecommunications and broadband Internet services to continue to decline and we may be unable to compensate for the resulting decrease in average revenue per unit (‘ARPU’) by selling additional higher-priced products, which would lead to a decline in revenues and profitability.

The cable markets in Germany are also exposed to considerable price and margin pressure, particularly in the residential and housing association segment, as short-term contracts and low barriers to changing providers and high levels of competition require that we adapt our prices and services in order to preserve the attractiveness of our offerings. This may lead to a reduction in average prices for the products and services we offer and an increase in investment we have to undertake as a result. Our failure to attract new customers and retain existing customers by expanding our product and service offerings at competitive pricing levels would have a material adverse effect on our business, financial condition and results of operations.

We may not achieve our growth prospects if a continued increase in demand for cable and telecommunications products and services in Germany does not materialize. In addition, the market environment in Germany is different than in other countries; penetration rates, RGUs and ARPUs of non-German cable operators can therefore not be relied upon as an indicator of our growth potential.

Our growth and profitability depend, in part, on a continued increase in demand for TV, Internet and telecommunications services in Germany in the coming years and the addition of customers as a result of churn experienced from our competitors. If demand for our services in general does not remain at the same level or increase as expected and we therefore will not be able to further maximize our revenues generated from existing customers through cross-selling and up-selling or unless we gain customers from our competitors, our business, financial condition and results of operations could be materially and adversely affected.

Moreover, we operate exclusively in the German market and our success is therefore closely tied to the market environment and general economic developments in Germany and cannot be offset by developments in other markets. Our triple play strategy is based on an increase of broadband penetration in Germany and on our ability to up- and cross-sell our products and services, especially our Premium-TV and Internet and Phone products, to existing and new customers, as was demonstrated by cable operators in other Western European countries and in the United States. As the cable network market environment varies from country to country due to a number of reasons, we may not be able to achieve a comparable growth of our penetration rates, revenue generating units (‘RGUs’) and ARPU in the mid- to long-term or at all. The factors differentiating the market environment in which we operate from other Western European countries and the United States include the existence of a large variety of free TV channels, the existence of mandatory fees for public broadcasters on top of cable access fees (potentially impeding the willingness or ability of our current and future subscribers to subscribe for additional basic or premium pay-TV services), the existence of competing technologies for Internet access such as integrated services digital network (‘ISDN’), the role of Level 4 network operators, the financial ability of our major competitors, including Deutsche Telekom, to invest in infrastructure and content, and differences in the regulatory framework that may be less favorable than in other markets. In addition, the FNA believes that broadband penetration may be reaching a saturation point where the broadband penetration growth rate will decline. Furthermore, due to the monopoly on telecommunication services and cable access of Deutsche Telekom and its predecessors until 1996, price levels and the competitive landscape have been different compared to other countries. Limitations on the level of direct access to subscribers due to the segmentation of the cable network, population density and demographic factors vary from country to country and likewise compromise a comparison of markets and operating data of competitors in other countries. Other cable operators may also calculate and compile ARPU, RGUs and subscribers differently than we do.

In addition, negative developments in, or the general weakness of, the German economy, including increasing levels of unemployment, may have a direct negative impact on the spending patterns of retail consumers, both in terms of the products they subscribe for and usage levels. Therefore, it may be more difficult to attract new subscribers and there is a risk that certain of our subscribers will downgrade or disconnect their services, making it more difficult to maintain ARPUs at existing levels. In addition, we can provide no assurances that a further deterioration of the German economy will not lead to a higher number of non-paying subscribers or generally result in service disconnections. Thus, a weak economy and negative economic development may have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

Failure to control customer churn, including the decline in our number of cable subscribers, may adversely affect our business and financial results.

Customer churn refers to those subscribers who cease subscribing for one or more of our products or services. To date, churn has primarily been the result of the disintermediation and resulting disconnection of Level 4 network operators. We have experienced less churn from housing associations. Factors impacting churn in our consumer subscriber base include price increases, relocation or death of subscribers, termination by us for non-payment and customer-initiated termination for various reasons, including dissatisfaction with our prices or service or preference for a competing provider. For example, any interruption of our services, the removal or unavailability of programming, which may not be under our control, or other customer service problems could contribute to increased subscriber churn or cause us to fail in our goal of reducing the level of churn of our Basic Cable, Premium-TV, Internet and Phone services.

Any increase in customer churn may lead to reduced revenues and RGUs or increased costs to retain these customers, which could have a materially adverse effect on our business, financial condition and results of operations. The number of our Basic Cable subscribers decreased from approximately 9.2 million as of March 31, 2007 to approximately 8.7 million as of March 31, 2010, in particular due to disconnection by Level 4 network operators, relocation of our customers, and price or product related churn stemming from competitive alternatives, such as free-to-air satellite and free-to-air digital terrestrial transmission of television signals. This decrease in Basic Cable subscribers primarily resulted from a loss of subscribers in the wholesale segment, which consists of signal delivery to Level 4 network operators, We may lose further customers as a result of these or other factors. We may also experience higher churn as the initial promotional period ends for many of our new Premium-TV and Internet and Phone subscribers. These subscribers pay lower rates during the promotional period of up to twelve months.

We may not be able to renew our existing contracts with housing associations and Level 4 network operators upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with housing associations and Level 4 network operators.

The successful implementation of our business strategy depends, in part, upon how successful we are in renewing our existing agreements with housing associations and Level 4 network operators on favorable terms or in attracting them to enter into new contracts. As we do not have an individual contractual relationship with 66.5% of our subscribers, as these receive our signal via housing associations, landlords or Level 4 network operators, we depend on housing associations, landlords and Level 4 network operators for access to those subscribers. For example, should a landlord of a multi-dwelling unit decide to terminate its relationship with us, we would usually lose all subscribers in the relevant unit unless we established an individual contract for renewed service with each subscriber, which may be difficult and costly. As of March 31, 2010, we had approximately 7.3 million direct subscribers who pay Basic Cable services subscription fees directly to us or subscribers whose Basic Cable services are contracted by housing associations, landlords and others, which generated revenues of approximately €833.3 million, or approximately 93.7%, of our total Basic Cable subscription revenues for the fiscal year ended March 31, 2010. In addition, we had approximately 1.4 million indirect (wholesale) subscribers, which generated revenues of approximately €56.4 million, or approximately 6.3%, of our total Basic Cable subscription revenues for the fiscal year ended March 31, 2010. If we are unsuccessful in renewing agreements, housing associations and Level 4 network operators may choose to completely disconnect from our network and obtain their signal from alternative sources, such as satellite reception. Some housing associations and Level 4 network operators have chosen alternative sources in the past.

Our contracts with housing associations are, to a large extent, long-term contracts, a number of which expire every year. Some of our largest contracts with Level 4 network operators are due to expire between 2010 and 2012. If we are unsuccessful in renewing agreements with Level 4 network operators, we may lose a large number of wholesale subscribers. The terms and conditions of the contracts with Level 4 network operators in most cases do not include an obligation of the Level 4 network operator to purchase our signal. In such cases, the Level 4 network operator can choose to disconnect from our signal and obtain their signal from alternative sources, such as satellite, before the end of the contract term. Given that Level 4 network operators are also our competitors in certain markets, we may experience continued disconnections from this customer group. Furthermore, Level 4 network operators and housing associations with large numbers of subscribers may have a better bargaining position than us, allowing them to negotiate more favorable conditions. Further consolidation in the German cable industry among Level 4 network operators and increased focus on yield management by housing associations could lead to increased bargaining power among customers and result in lower revenues. Currently, Tele Columbus GmbH (‘TeleColumbus’) and PrimaCom AG (‘PrimaCom’), two major Level 4 network operators, have undergone corporate restructurings as a result of suffering from financial distress. In addition, the operating businesses of both groups have been sold to special purpose vehicles in order to facilitate further restructuring steps. In addition, certain regulations currently limit our pricing flexibility and thereby our flexibility to effectively compete with alternative providers of TV signals, which may have a negative impact on the extension of existing contracts or on winning new contracts with housing associations and Level 4 network operators. Our pricing flexibility may be subject to further limitations pending the outcome of proceedings which are currently before the FNA. Our inability to maintain our existing housing association and Level 4 network operator customer base or enter into new contracts on commercially favorable terms could lead to reduced sales and lower margins and could have a material adverse effect on our business, financial condition and results of operations.

If we fail to continue existing products or introduce and establish new or enhanced products and services successfully, our revenues, margins and cash flows could be lower than expected.

Part of our business strategy is based on the expansion of the products and services we offer, including Basic Cable services, Premium-TV offerings, Internet and fixed-line phone services, mobile Internet services, mobile phone services and bundled offers consisting of TV, Internet, phone and mobile services. Our inability to successfully develop and integrate new products and services could have a material adverse effect on our business, financial condition and results of operations.

TV Business:

Basic Cable Services. Our Basic Cable services business largely depends on our ability to secure attractive, non-exclusive TV content (including HD format) on reasonable terms for analog and digital distribution to our Basic Cable services subscribers. Failing to secure such content may adversely affect our Basic Cable services business.

Premium-TV. We aim to secure TV distribution rights for our Premium-TV offerings, including VoD rights and rights to content in HD format. We may not always be able to acquire the targeted rights or acquire them at economically attractive prices in the future. This may have a detrimental effect on our ability to gain and retain subscribers for our Premium-TV services, including pay-TV packages and VoD offerings, as well as Basic Cable services subscribers.

Internet and Phone Business:

The Internet and Phone markets are very competitive and any new or enhanced products or services we introduce or have introduced may fail to achieve market acceptance or may fall short of our growth expectations, or new or enhanced products or services introduced by our competitors may be more appealing to subscribers. As a consequence, for example, if our Internet offering does not remain successful, our Basic Cable services subscribers may decide to discontinue using our services altogether and choose a competitor’s TV, Internet and Phone bundle. In addition, our Internet and Phone products and services may not be able to recover the investments, such as the costs of network upgrades and marketing expenses, made to launch new products and services. In certain cases, we need the consent of Level 4 network operators and housing associations in order to market and distribute our Internet and Phone services to their end customers. To the extent that we are unable to obtain consent, we may not market our products and services to those end customers, which may adversely affect the penetration of our products and services and may make the offering of such products and services unprofitable.

We introduced our ‘Mobile Phone’ and ‘Mobile Internet’ offerings in May 2009 in cooperation with O2 Germany for existing and future Internet and Phone subscribers to complement our fixed-line Internet and Phone products. The mobile markets are very competitive and any of the new or enhanced products or services we introduce or have introduced may fail to achieve market acceptance or new or enhanced products or services introduced by our competitors may be more appealing to subscribers. As a consequence, for example, if our new mobile offerings are not successful, our Internet and Phone subscribers may decide to discontinue using our services altogether and choose other providers. Moreover, our mobile products and services may not generate profits and we may not be able to recover the investments, such as marketing expenses, made to launch these new products and services. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our business is subject to rapid changes in technology and if we fail to respond to technological developments, our business may be adversely affected.

Technologies in the cable access, TV and telecommunications industries are changing rapidly. We will need to anticipate and react to these changes and to develop successful new and enhanced products and services quickly enough to adapt to the changing market. This could result in the need to make substantial investments in new or enhanced technologies, products or services, and we may not be able to adopt such technology due to insufficient capital or for other reasons, such as incompatibilities with our systems. In addition, new technologies may become dominant in the future, rendering our current technologies and systems obsolete. Some of these technological changes may also be mandated by regulation, such as the German federal and state government’s goal to eventually replace all analog TV services by digital delivery. Our ability to adapt successfully to changes in technology in our industry and provide new or enhanced services in a timely and cost-effective manner, or successfully anticipate the demands of our subscribers, will determine whether we will be able to increase or maintain our subscriber and revenue base. If we fail to respond adequately to technological changes, we could lose subscribers and experience a decrease in revenues and, as a result, our business, financial condition and results of operation would be materially and adversely affected.

Failure to maintain and further develop our cable network or make other network improvements could have a material adverse effect on our operations and impair our financial position.

We have made significant capital expenditures with regard to the upgrade of our network to return path capability in order to enable two-way communication. However, our current assumptions regarding the costs associated with the further development and maintenance of our cable network, including the implementation of the new cable standard DOCSIS 3.0, may prove to be inaccurate. If we fail to further develop our network due to costs or other reasons, this would negatively affect the service we provide to our subscribers, which could result in negative publicity and the loss of subscribers, and adversely affect our ability to attract new subscribers. As a result, our business, financial condition and results of operations could be materially and adversely affected.

In addition, any new or enhanced products or services we introduce, including Internet and Phone products, may require an upgrade of these local and in-house networks, in which case we may be required to cover a portion, or all, of the costs of such upgrade.

The switch-off of analog signals or of entire channels may adversely affect our business.

Public and private broadcasters have announced their intention to switch off analog satellite distribution, which is currently used as the signal source for our analog TV offerings, by April 30, 2012. In order to continue providing analog TV signal distribution, which we believe is still preferred by a number of our subscribers, we will invest in our existing headends to enable us to convert digital signals into analog signals. If we are unable to complete these headends in time for the anticipated switch-off, we may lose customers. In addition, we may experience delays or cost overruns installing the required equipment in the headends that would adversely affect our business.

We may be forced to switch off parts of the cable spectrum or change them from analog to digital use in case the frequencies are used in frequency ranges within which security-related radio services are operated or electromagnetic interferences exceed a specified threshold. For example, we have recently been required to digitize two analog channels because the relevant frequencies are used by German aircraft security, police and intelligence services. The respective re-assignment of our spectrum from analog to digital usage will trigger a realignment of our channel line-up between August 2010 and November 2010. This may have various effects on our business, including a reduction of carriage fees, the need to provide the users of our analog service with set-top boxes and customer churn. Furthermore, the future use by new (mobile) broadband Internet applications of certain high frequency ranges of terrestrial spectrum, such as LTE, formerly devoted to broadcasting services, could potentially adversely affect our business, as it could limit our ability to use the same frequencies in our networks.

We rely on Deutsche Telekom and certain of its affiliates for cable duct space and other important services.

While we compete with Deutsche Telekom in a number of areas, we also rely on various long-term service level agreements (‘SLAs’) and other agreements with Deutsche Telekom and certain of its affiliates that are significant to our business, including for the lease of cable duct space used in a portion of our cable network and fiber optic capacity as well as for the lease of tower and other facility space and other services. In addition, we purchase electrical power required for the operation of our network through Deutsche Telekom. Furthermore, Deutsche Telekom provides us with backbone network services and fiber optic connection lines for certain areas. Generally, the term of the SLAs is unlimited, but the term sheets are subject to certain termination rights and, according to German law, lease agreements are subject to a termination right of either party after a term of 30 years. Our ability to offer our services to our customers depends on the performance of Deutsche Telekom and its affiliates of their respective obligations under these arrangements. In particular, we rely on Deutsche Telekom to provide us with timely access to shared facilities, especially for the purposes of maintaining and repairing our network and avoiding or rectifying network outages. Our increasing direct competition with Deutsche Telekom could have a negative impact on Deutsche Telekom’s performance of its obligations under these arrangements. Deutsche Telekom has the right to terminate the SLAs and other agreements in certain circumstances and under certain conditions. For example, if Deutsche Telekom decides to discontinue using cable ducts carrying our cable without replacing the ducts, it may terminate our rights to use the ducts unless we purchase such ducts from Deutsche Telekom. If Deutsche Telekom replaces the ducts, it must offer us space in the new ducts. If we fail to fulfill our payment obligations or are otherwise in breach of contract under the SLAs or other agreements, Deutsche Telekom would be entitled to terminate the relevant SLAs or other agreements. The termination of any material portion or all of the SLAs or agreements by Deutsche Telekom would require us to find alternative solutions. It may in some cases be difficult to establish an alternative at a reasonable price, which would adversely affect the value of our business. Continuing our business upon such termination would, if possible at all, require a sizeable payment to purchase the relevant facility from Deutsche Telekom or a sizeable investment to replicate the lost facilities or services and could have a material adverse effect on our business, financial condition or results of operations. In many cases, we would not be able to find suitable alternative service providers at comparable cost or within a reasonable timeframe.

We do not have guaranteed access to programs and are dependent on agreements with certain program providers, which may adversely affect our profitability if we are unable to extend the contracts on comparable terms and conditions.

The success of our business depends on, among other things, the quality and variety of the programming delivered to our subscribers. We do not produce our own content but rely on the supply of programs by free-TV and pay-TV providers. For the provisions of programs distributed via our cable television network, we have entered into carriage agreements with public broadcasters ARD (Arbeitsgemeinschaft der öffentlich-rechtlichen Rundfunkanstalten der Bundesrepublik Deutschland) and ZDF (Zweites Deutsches Fernsehen, Anstalt des öffentlichen Rechts) and most private broadcasters, as well as with Sky Deutschland. Under these contracts, we derive revenues from carriage fees in exchange for distributing the TV channels to our subscriber base. These contracts may be terminated between 2010 and 2012 and we may not be able to renew them on favorable terms or at all or enter into new contracts for additional content (including content in HD format). Program providers may have considerable power to renegotiate the fees that we charge for carriage of their product. Any lowering of the carriage fees that we receive from program providers would adversely affect our results of operations. Moreover, the availability of TV channels for distribution is the basis for our Basic Cable business. Failure to renew the contracts upon their expiration would also adversely affect our Basic Cable business.

We may experience difficulty in extending existing agreements for the supply of pay-TV content and negotiating access to additional pay-TV content in the future. Most premium content rights are already held by competing distributors and, to the extent such competitors obtain content on an exclusive basis, the availability of such programs will be limited. As a consequence, we may be unable to obtain attractive content on favorable terms in the future, if at all, which could have a material adverse effect on our business and results of operations. Further, as we continue to develop our VoD and other interactive services, our ability to source content for our VoD offerings will be increasingly important and will depend on our ability to maintain relationships and cooperation with program providers and broadcasters for both standard definition (‘SD’) and HD content. Our inability to obtain attractively priced competitive programs and channels may reduce demand for our existing and planned pay-TV and VoD services, limiting our ability to maintain or increase revenues from these services.

We remunerate the pay-TV content providers for the digital programs they provide us at prices that may be based on our ability to guarantee a minimum number of subscribers to such content providers. In addition, if we do not meet certain subscriber targets with respect to certain program contracts, the content providers under some agreements may terminate or renegotiate those contracts. Therefore, in case we miscalculate the anticipated demand for programs, the profitability of our business may be impaired.

Failure to reach agreement with collecting societies for copyright fees may adversely affect our business.

We are currently involved in a dispute regarding the copyright tariff charged by VG Media Gesellschaft zur Verwertung der Urheber- und Leistungsschutzrechte von Medienunternehmen mbH (‘VG Media’) for cable retransmission. VG Media has commenced arbitration proceedings against us. In April 2009, the arbitration board issued an arbitrational proposal on VG Media’s motion which was objected to by VG Media and us and therefore has not become mandatory. Since the arbitration proceeding was launched in 2007, we have made and will continue to make conditional payments in accordance with a preliminary settlement reached in court until the dispute is resolved or settled. Depending on the outcome of the dispute, there is a risk that we may be ordered to make additional payments for copyright expenses to VG Media from January 2006 onwards, in addition to the conditional payments already made in accordance with the preliminary settlement reached in court. In January 2010, VG Media commenced proceedings in the Munich Local Court (Landgericht) for the payment of royalties amounting to approximately €16.4 million plus interest for the use of analog retransmission rights in 2006 and filed a claim for information regarding the proceeds from digital retransmission in 2006 and payment of royalties amounting to 0.42% of such proceeds plus interest. In March 2010, we filed a counter-claim in the Munich Local Court against VG Media for reimbursement of the conditional payments we have made since 2007 under the preliminary settlement before the Leipzig Local Court in 2007, which amounted to €12.1 million plus interest. Following an initial hearing before the Munich Local Court, VG Media withdrew its claim. We dispute that such withdrawal is effective and assert that our counter-claim is not affected by such withdrawal. In June 2010, VG Media filed a counter-claim before the Berlin Local Court claiming the payment of royalties amounting to approximately €20.1 million and information regarding the proceeds from digital retransmission in 2007 and payment of royalties amounting to 0.42% of such proceeds plus interest. In July 2010, VG Media included in its claim before the Berlin Local Court claims it has previously withdrawn in the Munich Local Court.

The occurrence of events beyond our control could result in damage to our central systems and service platforms, including our digital playout facility, and our cable network.

Our business is dependent on the functioning of our cable network and on certain central systems and service platforms, including our digital playout facility (which transmits digital signals via satellite or other means to the headends of our cable network) in Frankfurt am Main/Roedelheim and the Internet and Phone

service platform in Berlin, Hamburg and Frankfurt am Main. Sustained or repeated disruptions or damage to the network and technical systems which prevent, interrupt, delay or make it more difficult for us to provide products and services to our subscribers may trigger claims for payment of damages or contractual remedies and may cause considerable damage to our reputation, lead to the loss of customers or a decrease in revenues and require repairs, which would have a material adverse effect on our business, financial condition and results of operations.

Parts of our central systems do not provide for redundancy. For our digital playout facility, we are currently building a redundant location that we expect to be completed no earlier than March 2011. Our central technical facilities could suffer a catastrophic outage and we may be unable to serve our customers for a significant period of time. The hardware supporting those systems is housed in a relatively small number of locations and any damage to these locations or other problems could have a material adverse effect on our business.

Also in case of a breakdown of a satellite transponder or a complete loss of the entire satellite system, our digital playout facility may be affected, which would interrupt the distribution of certain channels in the entire network until the transponder or system becomes fully operational again. Our transponder contract does not provide for back-up transponder capacity in the event of a breakdown of a satellite transponder. The satellite link between our digital playout facility in Frankfurt am Main/Roedelheim and the headends is particularly critical to our operations, as any failure of a transponder on this link or loss of the relevant satellite may affect most digital channels. We are currently building regional fiber rings to connect almost all of our subscribers and expect to eliminate the need for transponders by 2012.

If any part of our cable network is subject to a flood, fire or other natural disaster, act of terrorism, power loss or other catastrophe, our operations and customer relations could be materially and adversely affected. In general, our network consists of a number of independent sub-networks. Although major outages affecting individual sub-networks should not generally affect the entire network, this cannot be ruled out. In the event of a power outage or other shortage in our network, we do not have a power back-up or alternative supply source in every location. A power outage in one segment of the network could cause sub-networks to shut down. Disaster recovery, security and service continuity protection measures that we currently have in place or may undertake in the future, and our monitoring of network performance, may be insufficient to prevent losses. In addition, although our cable network is insured by a blanket all-risks-cover up to a maximum €500.0 million policy limit, there may be catastrophes which substantially exceed this limit. Therefore, any catastrophe or other damage that affects our network could result in substantial uninsured losses.

The security of our encryption systems was compromised by illegal piracy and may in the future again be compromised by illegal piracy, which may adversely affect our business and profitability.

We use conditional access systems to encrypt TV, radio and data that either form part of our free and pay-TV offerings or that are marketed by third parties, such as Sky Deutschland. A compromised security of the conditional access systems may have a negative impact on the revenues generated by such services. We use conditional access systems, provided by Nagravision S.A. (‘Nagravision’) and NDS Technologies France S.A.S. (‘NDS’) for our services. Even though we required our conditional access providers to provide state-of-the-art security for the conditional access systems, the security of certain systems has been compromised by illegal piracy in the past and there can be no assurance that it could not be compromised again, which could adversely affect our business and profitability. In addition, the content we source from external content suppliers may be subject to piracy, which may have an adverse effect on our business and financial performance by diminishing our reputation in the market and impairing our ability to enter into contracts on favorable terms with those and other external content suppliers. Delivery, performance and encryption failures may result in lower revenues, higher costs, termination of content provider contracts, damage and penalty claims by content providers or other providers and increased churn and could otherwise have a material adverse effect on our business, financial condition and results of operations.

The recent installation of a new information technology system and new software systems, as well as changes to our financial accounting systems, may result in higher costs than expected.

We introduced major changes to our billing, accounting and customer care systems in early April 2010 and are currently adjusting our cash collection, dunning and reporting processes to the new environment. We may incur higher expenses than initially anticipated if our expectations regarding timing, data migration, factual change requests, adaptation of business processes and training related to the new processes are not met or if we experience unexpected difficulties with respect to the new systems. We may also require additional investments in reporting infrastructure. This could result in budget overruns and impediments to billing and collecting revenues for our services.

We depend on equipment and service suppliers who may discontinue their products or seek to charge us prices that are not competitive, which may adversely affect our business and profitability.

We have important relationships with several suppliers of hardware and services that we use to operate our cable network and systems. In many cases, we have made substantial investments in the equipment or software of a particular supplier, including set-top boxes, DVRs and embedded multimedia terminal adapters, that are required for access to our digital cable television and Internet and Phone offerings, making it difficult for us to change suppliers in the short-term should those suppliers refuse to continue to offer us favorable prices or cease to produce equipment or provide support that we require to operate our cable network and systems. If our equipment or service suppliers were to discontinue their products or services or seek to charge us prices that are not competitive, our business and profitability could be materially and adversely affected. Our ability to provide services also may be negatively affected if any of our suppliers face financial difficulties.

Furthermore, we rely upon outside contractors, who in turn may rely on small, locally operated companies, to maintain and repair significant portions of our network and to install our Internet and Phone equipment in subscribers’ homes, and we rely on O2 Germany to provide SIM cards and to activate subscribers in connection with our mobile phone services. Demand for repair and maintenance and these new products and services may exceed the capacity of such contractors, creating a backlog in responding to service outages and of new subscribers waiting to be connected and increased lead times. Such delays or quality issues concerning these contractors could lead to dissatisfaction among subscribers and cause additional churn or discourage potential new subscribers.

Sensitive customer data is an important part of our daily business and leakage of such data may violate laws and regulations which could result in fines, loss of reputation and customer churn and adversely affect our business.

We accumulate, store and use in our operating business data which is protected by data protection laws. German data protection agencies have the right to audit us and impose fines if they find we have not complied with the applicable laws and adequately protected customer data. Although we take precautions to protect customer data in accordance with the applicable German federal privacy requirements, there have been cases of data leakage in the past and it is possible that there may be additional leakages in the future. We work with third-party service providers, such as for the provision of call center services and independent sales agents, and although our contracts with them restrict the usage of customer data, there is no assurance that they will abide by the contractual terms. Violation of data protection laws may result in fines, loss of reputation and customer churn and may have an adverse effect on our business, financial condition and results of operation.

Loss of our key management and other personnel, or an inability to attract key management and other personnel, could adversely impact our business.

The potential loss of our experienced management team could have an adverse effect on the performance of our company. We depend on our key management and personnel to run our business, including to market our products, to introduce and establish new or enhanced products and services, to negotiate or renegotiate agreements with Deutsche Telekom and certain of its affiliates and with public and commercial broadcasters and to respond to technological developments. The loss of any key personnel could materially adversely affect our business. Competition for qualified employees is intense, and the loss of qualified employees or an inability to attract, retain and motivate highly skilled employees required for the operation of our business could hinder our ability to successfully run and develop our business.

Risks in relation to outsourcing of services may adversely affect our business and may cause higher costs than initially anticipated.

Over recent years, we have restructured and outsourced parts of our operations, including the outsourcing of most of our technical services. We may experience an adverse effect on our customer satisfaction if our service partners do not deliver the service quality agreed in the outsourcing contracts. Further, we may incur higher costs if we decide to perform these services in-house. In addition, it is possible that persons who provide services for us on a contractual basis may be recharacterized as our employees, in which case we would be required to pay social insurance contributions and tax, on a retroactive basis for such persons.

Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

We are exposed to the risk of strikes and other industrial actions. Approximately 16% of our employees are members of a labor union. We have negotiated various collective bargaining agreements directly with the labor union. These collective bargaining agreements cover, among other things, the general labor conditions of our employees (other than executives), such as working hours, holidays, termination, provisions and general payment schemes for wages. Furthermore, certain provisions in our collective bargaining agreements could restrict our ability to restructure our operations and facilities, to terminate employees or to outsource certain services. For example, in November 2008 we signed a collective bargaining agreement which provided for outsourcing of approximately 200 technical positions and the implementation of certain work rules sought by management to implement efficiency measures. As part of this agreement, we agreed to protect employees during any future restructurings, under which we are, among other things, restricted from (i) terminating employees in our technical operations department unless such employee terminations had already been agreed with the works council in the course of a restructuring project and (ii) outsourcing our technical operations to a third party until December 31, 2010. We also recently entered into agreements with the employee representatives with respect to restructuring, outsourcing and cost improvement measures for our call centers. As part of this agreement, we are restricted from terminating our call center employees for operational reasons and from further outsourcing the call center to a third party until October 31, 2011. Strikes and other industrial actions, as well as the negotiation of new collective bargaining agreements or salary increases in the future, could disrupt our operations and make it more costly to operate our facilities, which in turn could have a material adverse effect on our business, financial condition and results of operations. Negotiations for the 2010 wage agreements commenced in May 2010. As a result of these negotiations, the labor unions negotiation team has proposed a twelve month collective bargaining agreement with a 2.1% increase from July 1, 2010 (there was no increase for April, May and June 2010) to the union’s highest tariff board. Confirmation from the unions’ tariff board is still open.

We may acquire assets which could potentially deliver less revenues, cash flows and earnings than anticipated. We may experience difficulties integrating these assets in a timely manner and we may not realize expected anticipated synergies.

We may experience difficulties in integrating newly acquired assets and companies and the anticipated benefits of such acquisitions may not be realized fully (or at all) and may take longer to realize than expected. Upon making significant acquisitions in the future, our performance will depend in part on whether we can successfully integrate such acquisitions in an effective and efficient manner. Such integration will be a complex, time consuming and expensive process and involve a number of risks, including the costs and expenses associated with any unexpected difficulties with respect to such assets and companies. Even if we are able to integrate newly acquired assets and companies successfully, this integration may not result in the realization of the full benefits of synergies, cost savings, revenue and cash flow enhancements, growth, operational efficiencies and other benefits that we expect.

We are subject to increasing operating costs and inflation risks which may adversely affect our earnings.

While we aim to increase our subscription rates to offset increases in operating costs, there is no assurance that we will be successful in doing so. Our revenue sources are mainly from “evergreen” contracts with our customers. A recent decision of the German Federal Supreme Court (Bundesgerichtshof) has determined that under such contracts, prices may only be raised under certain circumstances. We are also impacted by inflationary increases in salaries, wages, benefits and other administrative costs in certain of our markets. As a result, our operating costs may increase faster than associated revenues, resulting in a material negative impact on our cash flows and profitability.

We are subject to risks from legal and arbitration proceedings.

We could become involved in legal and arbitration disputes in the future which may involve substantial claims for damages or other payments. The outcome of potential future proceedings is difficult to predict with certainty. In the event of a negative outcome of any material legal or arbitration proceeding, whether based on a judgment or a settlement agreement, we could be obligated to make substantial payments, which could have a material adverse effect on our business, financial condition and results of operations. In addition, the costs related to litigation and arbitration proceedings may be significant.

The insolvency risk of major suppliers and customers may have an adverse impact on our revenues.

We rely on suppliers and customers to provide us with customer or network equipment and with TV signals, respectively. Our ability to provide services may be negatively affected if any of these suppliers or customers face financial difficulties, which could have an adverse effect on our financial position and results of operation. Currently, TeleColumbus and PrimaCom, two major Level 4 network operators and customers of KDG, have undergone corporate restructurings as a result of suffering from financial distress. In addition, the operating businesses of both groups have been sold to special purpose vehicles in order to facilitate further restructuring steps.

Risks Relating to Regulatory and Legislative Matters

We are subject to significant government regulation, which may increase our costs and otherwise adversely affect our business.

Our existing and planned activities as a cable network operator in Germany (including our Internet and Phone services) are subject to significant regulation and supervision by various regulatory bodies, including German state, federal and EU authorities. Such governmental regulation and supervision, as well as future changes to laws, regulations or government policy (or in the interpretation or enforcement of existing laws or regulations) that affect us, our competitors or our industry may influence our profitability and operations and may result in increased operational and administrative expenses, which would reduce our profitability. In particular, we are subject to rules and requirements regarding:

•	licensing and notification;

•	the prices we charge for certain services, particularly with respect to carriage fees charged to broadcasters and fees for delivery of signals to other Level 4 network operators;

•

the interconnection of our telecommunications cable network with those of other network operators and, under certain circumstances, the granting of access to our network to competitors or the resale of our services on a wholesale basis;

•	carrying certain channels on our network (‘must-carry’ rules);

•	data and consumer protection, as well as protection of minors;

•	the use and allocation of frequencies and analog and digital transmission capacities;

•	fair, reasonable and equal treatment of broadcasters;

•	fair trade and competition;

•	conditional access systems and application interfaces;

•	blocking certain types of content in our capacity as an Internet access provider;

•	the disclosure of personal data of customers committing certain severe criminal acts to the appropriate authorities; and

•	various other matters, including with respect to environmental protection, technical standards and subscriber service requirements.

In the future, our business may be subject to new laws and regulations, the impacts of which are difficult to predict. Our business could be materially and adversely affected if there were any adverse changes in relevant laws or regulations (or in their interpretation or enforcement) regarding, for example, access obligations, price regulation, interconnection agreements, frequency allocation requirements or the imposition of resale or universal service obligations, or any change in policy allowing more favorable conditions for operations of competing services. Furthermore, our ability to introduce new products and services may also be affected if we do not accurately predict how existing or future laws, regulations or policies would apply to such product or service. Currently the Federal Cartel Office (the ‘FCO’) is examining our business policy regarding the use of set-top boxes. In April 2010, we received a warning letter from the FCO alleging that we abused our market power by bundling transmission and conditional access services. The FCO intends to prohibit the tying of transmission and conditional access platform services and to require us to authorize only set-top boxes and other customer premises equipment (‘CPE’) with a CI Plus slot, which is a common interface for conditional access modules of other operators. The proceedings are pending. The issuance of a respective order by the FCO could have a material adverse effect on our business.

The FNA has determined that we have significant market power in certain TV signal delivery markets with respect to the regions in which we operate, and has imposed certain obligations on us which may adversely affect our business and profitability.

In 2003, the European Commission issued a recommendation identifying a number of product and service markets within the electronic communications sector potentially susceptible to ex-ante regulation, including the market for broadcasting transmission services to deliver broadcast content to end-users on the wholesale level (‘Market 18’). In Germany, (i) the TV signal feed-in market for broadcasters (Einspeisemarkt) and (ii) the TV signal delivery market to Level 4 network operators (Signallieferungsmarkt) were deemed to be within Market 18 pursuant to a final market definition and market analysis published by the FNA in October 2006. Pursuant to the FNA’s current final market definition and market analysis and a regulatory order published in April 2007, the FNA determined that we have significant market power in these markets with respect to the regions in which we operate.

The FNA’s regulatory ordinance imposed certain access obligations on us. These existing and potential future obligations may:

•	impair our ability to use our bandwidth in ways that would generate maximum revenues;

•	impair our ability to differentiate our product offerings from our competitors;

•	create a shortage of capacity on our networks, which could limit the types and variety of services we seek to provide our customers;

•	strengthen our competitors by granting them access and lowering their costs to enter into our markets; and

•	have a material adverse affect on our profitability.

In a draft market analysis published in April 2009, the FNA has proposed that the cable markets shall be removed from the list of national markets that are subject to ex-ante regulation, on the basis that general competition law is sufficient to remedy any deficiencies. The public hearing is still pending.

Due to regulation, we do not have complete control over the prices that we may charge to broadcasters or that we may charge for wholesale offers to Level 4 network operators, which may adversely affect our cash flows and profitability and our ability to compete for agreements with housing associations and subscribers.

In the case of an ex-post review of our carriage or feed-in or signal delivery fees, the FNA may order us to adjust our fees or provide for fees that are not abusive. In addition, the German state media authorities are entitled to review whether the prices we apply are restrictive or discriminatory with respect to certain content providers. Therefore, we may not be able to enforce future changes in price with respect to our carriage or feed-in and signal delivery fees. This may have an adverse impact on our revenues, profitability of new products and services and ability to respond to changes in the cable television market. In addition, we are prohibited from charging carriage fees to certain legally privileged radio and television channels operated by non-profit organizations.

We presently use a range of rebate or volume-related pricing mechanisms for wholesale contracts with Level 4 network operators. Due to regulatory constraints, we may be restricted from enforcing certain of these pricing mechanisms. The FNA has been investigating allegations by Level 4 network operators that the margin between our signal delivery tariffs of our standard offer and our end customer prices for Level 4 connection are not sufficient to make Level 4 network operator’s business viable. In April 2010, the FNA rejected the complaint. However, we cannot rule out the possibility that our pricing mechanisms may be subject to further regulatory proceedings, which may not be decided in our favor. In such cases, we would, under certain circumstances, be found liable for fines or damages. Due to regulation, we may also not be able to apply competitive pricing when we compete for agreements with housing associations and individual homes. We also might be forced to raise our retail prices or lower our wholesale prices. This would adversely affect our competitiveness, financial condition and results of operations.

We are required to carry certain programs on our network, which may adversely affect our competitive position and results of operations.

We are required to carry certain channels on our cable network that use a significant portion of our analog bandwidth in certain states. We may become subject to more onerous must-carry rules upon a change in the current regulatory regimes. The European Court of Justice has recently confirmed the state legislators’ broad power to shape such must-carry rules as they see fit, subject to certain limitations. This could adversely affect our ability to plan for future programming and to re-allocate analog capacity, which in turn could adversely affect our ability to cost-effectively use our network.

We are subject to consumer protection laws and the general terms and conditions incorporated in our customer contracts may be held to be unenforceable by the German civil courts, which could adversely affect our business and results of operations.

We may infringe laws prohibiting aggressive phone marketing methods, known as “cold calling”. Within the EU, the Privacy and Electronic Communications (EC Directive) Regulations 2003 and within Germany, the UWG (Gesetz gegen den unlauteren Wettbewerb) and the telecommunications act (Telekommunikationsgesetz) of

June 22, 2004, make it unlawful for us to approach prospective subscribers for direct marketing purposes via phone without the express prior consent of the subscriber. There can be no assurances that consumer protection associations or entities monitoring the conditions we impose on, and our interactions with, our subscribers will not file claims against us seeking, among other things, the disgorgement of profits allegedly made through the breach of these laws.

Further, there is risk that some of the provisions of our general terms and conditions (Allgemeine Geschäftsbedingungen) that we have in place with our subscribers may be held invalid and unenforceable by German civil courts. In this regard, we have entered into a settlement agreement with a consumer protection agency pursuant to which we undertook to stop increasing our prices pursuant to a clause in our general terms and conditions. We have subsequently changed our general terms and conditions to what we believe are acceptable provisions and are including them with new customer contracts; however, we may not be able to enforce the amended terms and conditions applicable to our service offering or relating to the fees we charge subscribers for our services. As a result, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Indebtedness and Our Structure

Our substantial debt and our exposure to changing market interest rates could adversely affect our financial health and our ability to raise additional capital to fund our operations.

We have had and will continue to have a substantial amount of debt and significant debt service obligations. As of March 31, 2010, our outstanding interest bearing indebtedness amounted to approximately €2,441 million. Our substantial debt could have important consequences, including it:

•

makes it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing such indebtedness;

•

requires us to dedicate a large portion of our cash flows from operating activities to service debt and fund repayments on our debt, thereby reducing the availability of our cash flows to fund working capital, capital expenditures and other general corporate purposes;

•	increases our vulnerability to adverse general economic, industry and competitive conditions;

•	limits our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•

limits our ability to raise additional debt or equity capital in the future, which limits the availability of funds for corporate purposes, including capital expenditures and acquisitions in cases where such funds are not otherwise available from cash flows from operating activities;

•	restricts us from making strategic acquisitions or exploiting business opportunities; and

•	places us at a competitive disadvantage compared to our competitors that have less debt.

A portion of our debt bears interest at variable rates that are linked to changing market interest rates. As a result, an increase in market interest rates could increase our interest expense and our debt service obligations, which would exacerbate the risks associated with our leveraged capital structure.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

On July 2, 2004, KDG issued $610.0 million senior notes due 2014 (‘Dollar Senior Notes’) and €250.0 million senior notes due 2014 (‘Euro Senior Notes’, together with the Dollar Senior Notes, the ‘Senior Notes’). On May 12, 2006 KDVS entered into a senior credit facility (the ‘Senior Credit Facility’ or the ‘Senior

Credit Facilities’), which was comprised of two tranches, a €1,150.0 million term loan facility (‘Tranche A’) and a €200 million revolving credit facility (the ‘Revolving Credit Facility’ or ‘Tranche B’). On July 19, 2007, Tranche B was increased from €200 million to an amount of €325.0 million. On October 22, 2007, KDVS entered into a senior add-on facility (‘Tranche C’), which ranks pari passu with Tranche A and Tranche B and which was reduced from €650 million to €535.0 million as of May 9, 2008.

The agreements under which these debt instruments are governed limit our flexibility to operate our business. For example, these agreements restrict our ability to, among other things:

•	incur, assume or guarantee additional indebtedness;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	create certain liens;

•	make certain asset dispositions;

•	make certain loans or investments;

•	issue or sell share capital of our subsidiaries;

•	issue or sell redeemable or preferred shares;

•	enter into transactions with our affiliates;

•	merge, consolidate or sell, lease or transfer all or substantially all of our assets; and

•	designate our subsidiaries as unrestricted subsidiaries.

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

Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to service our debt.

On January 11, 2010, we requested an extension of maturities for a large portion of our Senior Credit Facilities. On February 3, 2010, the new extended maturities to our Senior Credit Facilities became effective. After the execution of the roll-over documentation, substantial portions of our debt will be due for repayment in 2012 (€201 million), 2013 (€39 million) and 2014 (€2,148 million), assuming a $/€ rate of 1.35 (as of March 31, 2010) for the Dollar Senior Notes. Our ability to meet our debt service obligations or to refinance our debt depends on our future operating and financial performance and our ability to generate cash and access the capital markets in the future. This will be affected by our ability to successfully implement our business strategy, as well as general economic, financial, competitive, regulatory, technical and other factors, many of which are beyond our control. If we cannot generate sufficient cash to meet our respective debt service obligations or fund our other business needs, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay planned acquisitions or capital expenditures or sell assets. We cannot assure you that we will be able to generate sufficient cash through any of the foregoing. In addition, the terms of our debt limit, and any future debt may limit, our ability to pursue any of these alternatives. If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our debt obligations. In addition, the global financial crisis has made it more difficult to refinance debt, in particular in the bank lending market. Any failure to service or refinance our debt would have material adverse effects on our business and financial condition.

Despite our current levels of indebtedness, we may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur substantial additional indebtedness in the future. Although the Senior Credit Facility and the indenture governing the Senior Notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If new debt is added to our debt levels, the related risks that we will face would increase. In addition, the instruments governing our existing indebtedness do not prevent us from incurring obligations that do not constitute indebtedness under such instruments.

We have unfunded liabilities with respect to our pension plans and other post-retirement benefits.

We maintain a number of pension plans for our employees, which provide for the payment of retirement benefits and certain disability and survivor benefits. After meeting certain qualifications, an employee is entitled to a vested right to future benefits. In most cases, the benefits payable are determined on the basis of an employee’s length of service, earnings and position. While we have made provisions for pensions, such provisions do not reflect future salary increases and are based on certain assumptions imposed by law and therefore it is likely that the actual amount of future pension obligations will be higher than provided for in the provisions. All of our pension plans are unfunded and we recognize these liabilities on our consolidated balance sheet as an accrual against future obligations. As of March 31, 2010, provisions for pensions amounted to €39.3 million. The pension liability was based on an actuarial estimate as of March 31, 2010. Thus, we may not have sufficient assets to satisfy the liabilities related to those plans when they become due.

We could lose our tax loss carry forwards and interest carry forwards if there was a change in our shareholders’ which would result in significantly higher tax liabilities, which would adversely affect our business.

We have tax loss carry-forwards and interest carry forwards (‘Tax Losses’). These Tax Losses can, subject to certain restrictions, reduce future taxable income. A loss carry-forward is the sum of the tax losses that were sustained during a tax assessment period that we were unable to set off against positive income. An interest carry-forward represents the total tax net interest that we were unable to deduct for tax purposes in prior years under the interest deduction cap.

These Tax Losses could be forfeited in the future due to the acquisition of our shares or voting rights (either directly or indirectly, through purchase or subscription) by a single acquirer, persons related to such acquirer, or a group of acquirers whose interests are aligned (‘Single Purchaser’). If within five years a Single Purchaser acquires more than 25%, but not more than 50% of the shares or voting rights, the Tax Losses would be lost pro rata to the percentage of shares or voting rights acquired. If more than 50% of the shares or voting rights were acquired, all existing tax loss carry-forwards and interest carry-forwards would be lost. The above described limitations may not apply if the shares are transferred to certain transferees within our group (Konzernklausel) or to the extent that the losses do not exceed the hidden reserves taxable in Germany (Verschonungsregelung).

We cannot control this risk, since the cancellation, in whole or in part, of existing Tax Losses would be triggered by measures or transactions (including the subscription or transfer of shares) at the shareholder level. Should such Tax Losses be cancelled then we would incur higher tax liabilities and our profitability would be adversely affected.

Before the fiscal year ended March 31, 2010, we had a history of net losses and we may report losses in the future, which may adversely affect our business and our ability to seek financing in the future.

Before the fiscal year ended March 31, 2010, we had a history of net losses, including substantial negative cash flows after deducting interest and taxes. On a consolidated basis, we reported a profit of €15.6 million for the fiscal year ended March 31, 2010, a loss of €72.0 million for the fiscal year ended March 31, 2009 and a loss of €33.8 million for the fiscal year ended March 31, 2008. We may incur losses or be unable to generate positive cash flows in the future due to, among other things, our high leverage, interest expenses, capital expenditures and depreciation. While a portion of any future losses may consist of depreciation and amortization expenses, which do not directly impact our cash flows, future losses may adversely affect our business and limit our ability to engage in equity or debt financings or to pay dividends. As a result of our history of net losses on the group level combined with repayments of loans treated as dividend distributions under International Financial Reporting Standards (‘IFRS’) accounting principles and distributions to shareholders in the past our equity is negative and amounted to a deficit of €894.4 million as of March 31, 2010.

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

Because substantially all our revenues are denominated in Euro, we are currently exposed to foreign exchange risks related to the Dollar Senior Notes. Currently all interest and principal are hedged against foreign exchange risk through July 2011.

There can be no assurance that we will extend the foreign exchange hedges on reasonable terms or retire the Dollar Senior Notes at that time and as a result we may be exposed to foreign exchange movements. We may become further exposed to foreign exchange risk by incurring debt that is not denominated in Euro. This risk could lead to increased cash requirements for debt service, higher leverage levels, greater levels of risk in relation to repaying or refinancing such debt when due, and significant costs (including tax costs) incurred in order to hedge these risks.

KDH has substantial indebtedness under its PIK Loan and we may not be able to refinance on favorable terms, or at all.

KDH’s PIK Loan matures on November 19, 2014 and the Senior Notes mature on July 1, 2014. We will need to seek new financing to refinance these existing instruments and as KDH is dependent on dividends and other proceeds from us in order to service interest and principal payments on its indebtedness, we may decide to refinance the PIK Loan with debt issued or borrowed by KDG.

KDH is dependent on dividends and other proceeds from us in order to service interest and principal payments on its indebtedness and we may be restricted from paying dividends or other payments to KDH, including pursuant to the terms of the Senior Notes, which could cause KDH to default on its obligations.

If prevailing interest rates or other factors existing at the time of any refinancing result in higher interest rates upon refinancing, then the interest expense relating to the refinanced debt would increase. Furthermore, if any rating agency negatively changes our credit rating or outlook, our debt and equity securities could be negatively affected, which could adversely affect our business, financial condition and results of operations.

Our ability to pay and refinance debt and fund working capital and capital expenditures will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control. No assurance can be given that sufficient future debt and equity financing will be available for us to pay our debts when due or to fund our liquidity needs. If our future cash flows from operations and other capital resources are insufficient to pay debts as they mature or to fund its liquidity needs, we may be forced to reduce or delay business activities and capital expenditures, sell assets, raise additional debt or equity capital or restructure or refinance all or a portion of our debt on or before maturity, any of which could have an adverse effect on our business, financial condition and results of operations.

We could be required to pay additional taxes and other duties following tax audits of us or our subsidiaries.

We are regularly subject to tax audits. The most recent tax audit of the Company and its subsidiaries related to the fiscal years up to and including 2004 and was closed in November 2009. The final audit conference (Schlussbesprechung) took place, however not all amended final tax assessment notices have been issued to date. Although no material findings were made, some tax assessment notices for the audit period are still preliminary and could be amended which could result in higher taxes. In addition, a subsequent tax field audit by the competent fiscal authorities in Germany covering the period from 2005 through 2008 will start in November 2010. Tax audits for this period may also lead to higher tax assessments. In addition, we use the services of persons on a contractual basis who are not our employees. If those persons were to be recharacterized as employees, we would be obliged to pay social insurance contribution and tax on a retroactive basis. We could therefore be obliged to pay additional taxes or other duties. Such additional taxes and other duties could have a significant adverse effect on our cash flows, financial condition and results of operations.

We might not be in a position to take tax deductions for our interest payments.

In the course of our business, we have entered into numerous financing agreements with third parties. These debt financing arrangements require us to pay principal and interest. Under the former German thin capitalization rules, pursuant to Section 8a of the Corporate Income Tax Act (Körperschaftsteuergesetz or ‘KStG’, which was effective until the fiscal year ended March 31, 2008), the deductibility of debt interest was dependent on certain safe harbor thresholds and the security structure for the benefit of third party lenders. Since the fiscal year ended March 31, 2009, the tax deductibility of debt interest has been limited by Section 4h of the German Income Tax Act (Einkommensteuergesetz, the ‘EStG’) in conjunction with Section 8a of the KStG. Pursuant to the interest barrier rules (Zinsschranke), the deductibility of the net interest expense by a business is generally limited to 30% of ‘EBITDA’ as calculated under applicable tax law, unless certain exceptions apply. Any non-deductible amount that exceeds the 30% threshold can only be carried forward and may be deductible in future years under certain circumstances. However, several uncertainties exist with regard to the application of the former Section 8a of the KStG and the new interest barrier rule. If we continue to be subject to the application of the provisions limiting the deductibility of the interest expenses, we might not be in the position to deduct interest expenses for our interest payments which would result in a higher tax burden and, consequently, have a significant adverse effect on our cash flows, financial condition and results of operations.

We depend on payments from our subsidiaries to make payments on the Senior Notes, and our subsidiaries will be subject to various restrictions on making such payments

KDG’s main activity is the holding of ownership interests in KDVS and Kabel Deutschland Verwaltungs GmbH (‘KDV’), the general partner of KDVS. In addition, it provides certain corporate services, in particular accounting services, controlling, information management and legal services. KDG currently holds no material assets and has no sources of revenue other than the ownership interests in its subsidiaries and the right to any dividends thereon. In addition, KDVS will be subject to corporate law restrictions on its ability to pay dividends. In particular, under sections 172 and 172a of the German Commercial Code (Handelsgesetzbuch), in conjunction with sections 30 and 31 of the German Act on Limited Liability Companies (GmbH Gesetz), KDVS may neither make an upstream loan nor pay a dividend except to the extent that it has positive net equity calculated on the basis of KDVS’ commercial balance sheet on the date of the proposed distribution. Otherwise, the partnership’s managing directors will be personally liable for any negative net equity, consisting of any amounts distributed

(either by way of loan or dividend) in excess of the partnership’s net equity. This net equity may be increased by the contribution of further equity or by the accumulation of operating profits by KDVS, and decreased by dividends or distributions from KDVS and by continued operating losses at KDVS. There can be no assurance that the dividend and distribution capacity of KDVS will be adequate to service scheduled payments of interest and principal on the Senior Notes, particularly as we have a history of losses. In addition, the terms of the Senior Notes permit further debt to be incurred by Kabel Deutschland GmbH, KDVS will also be required to service this debt by means of dividends or other distributions which are subject to the same restrictions.

If payments are not made by KDVS to Kabel Deutschland GmbH, for whatever reason, KDG may not have any other sources of funds available to it that would permit it to make payments on the Senior Notes. In such event, holders of the Senior Notes would have to rely upon claims for payment under the guarantee.

KDG only has a shareholder’s claim in the assets of its subsidiaries. This shareholder’s claim is junior to the claims that creditors or preferred stockholders of our subsidiaries have against our subsidiaries. Holders of the Senior Notes will only be creditors of the issuer and KDVS, as guarantor of the Senior Notes. In the case of KDVS, any existing and future senior obligations of KDVS, including all obligations under the Senior Credit Facilities, will be senior in right of payment to the Guarantee. In the case of subsidiaries that are not guarantors of the Senior Notes, all the existing and future liabilities of these subsidiaries, including any claims of trade creditors and preferred stockholders, will be effectively senior to the Senior Notes. These subsidiaries include entities that are borrowers or guarantors under the Senior Credit Facilities.

The interests of our principal shareholders may be inconsistent with the interests of the holders of Senior Notes and of each other.

Private equity investment funds affiliated with or advised or managed by Providence Equity Partners (‘Providence’) indirectly own the vast majority of our equity. The interests of Providence and its affiliates could conflict with other interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Providence and its affiliates could also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to the holders of the Senior Notes or other debt instruments. In addition, Providence and its affiliates may own businesses that directly compete with ours or may own businesses with interests that conflict with ours.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Kabel Deutschland GmbH and we were incorporated under the laws of Germany on December 17, 2002. We were formed from the combination of cable assets in six of the nine regional cable television regions previously operated by Deutsche Telekom, together with other network assets owned by Deutsche Telekom. We are a limited liability company (‘GmbH’) organized under the laws of the Federal Republic of Germany. Our principal executive offices are located at Betastrasse 6-8, 85774 Unterfoehring, Germany. Our telephone number is +49-89-960-100. We are registered with the commercial register of the local court of Munich under number HRB 145837.

The company’s sole shareholder is Kabel Deutschland Holding AG (‘KDH’), which was formerly known as Kabel Deutschland Holding GmbH (HRB 155690) and was converted into KDH by a resolution of the general shareholders’ meeting on February 19, 2010, and registered on the commercial register on March 4, 2010 under number HRB 184452, with a share capital of €90,000,000.

On March 22, 2010, KDH closed its initial public offering (‘IPO’). Since KDH’s shares commenced trading, the parent company of KDG has been listed on the regulated market (Prime Standard) of the Frankfurt Stock Exchange under ISIN DE000KD88880. Each share entitles the holder to one vote. According to the information known to the Company, there is only one shareholder whose holding exceeds 10% of the share capital of KDH:

Cable Holding S.A. Luxembourg informed KDH by mandatory notification dated March 25, 2010 that it held 61.67% of the shares of KDH as of such date. According to our records, Cable Holding S.A. Luxembourg currently holds 60.37% of the outstanding KDH shares. No other disclosures regarding blocks of voting rights have been received.

The primary operating company in our group is Kabel Deutschland Vertrieb und Service GmbH & Co. KG (‘KDVS’), a wholly owned subsidiary of the Company. KDVS is a limited partnership and was formed under the laws of Germany on November 4, 2003 (which was the date of entry in the commercial register following the passing of a partners’ resolution on October 16, 2003). The registered office of KDVS is Betastrasse 6-8, 85774 Unterfoehring, Germany. KDVS is registered with the commercial register of the local court of Munich under number HRA 83902.

We maintain websites at www.kabeldeutschland.de and www.kabeldeutschland.com. However, any information provided on our websites does not form part of this annual report and is not incorporated by reference herein.

We are currently operating in 13 of the 16 federal states of Germany (with the exception of Hesse, North Rhine-Westphalia and Baden-Wuerttemberg), including Germany’s three major cities of Berlin, Hamburg and Munich. KDG primarily provides cable access connections, offers fixed line ‘Internet and Phone’ services and also mobile Internet and web services to its customers in cooperation with O2. Furthermore, KDG delivers digital television signals through its digital playout center. KDG carries and offers its own pay-TV packages and Pay Per View (‘PPV’) as well as packages of an unaffiliated German pay television operator, and the free-to-air digital programs offered by the public and private broadcasters.

Over the past three years, we have made significant investments, primarily to upgrade our network, using cash flows of €327.2 million, €373.0 million and €316.4 million, respectively, for the years ended March 31, 2010, 2009 and 2008. These investments have been funded principally from operating cash flows. We expect to fund our capital expenditures to upgrade our network with cash flows from our operating activities, but also with cash on hand and, if necessary, from borrowings under the Revolving Credit Facility, Tranche B. See also ITEM 5B ‘Liquidity and Capital Resources’.

	Fiscal Year ended March 31,
	2010	2009	2008
	(€ in millions)
Cash Paid for Investments in Intangible Assets	(78.7)	(85.3)	(63.0)
Cash Paid for Investments in Property and Equipment	(248.5)	(287.7)	(253.4)

Investments Network and Operational Business	(327.2)	(373.0)	(316.4)

Cash Received from Sale of Investments	0.0	13.0	38.1
Cash Received/(Paid) for Acquisitions	53.9	(527.8)	(29.7)
Cash Paid for Investments in Financial Assets	0.0	0.0	(39.7)

Net Investments Acquisitions and Financial Assets	53.9	(514.8)	(31.3)

Acquisitions

On April 30, 2008, we acquired from the Orion Cable Group (‘Orion’), a Level 4 network operator in Germany, network assets serving approximately 1.1 million cable television subscribers in eight German federal states where we also have cable TV operations. The Orion Acquisition was consolidated for the first time as of April 30, 2008 and was fully financed with the borrowings under a new Tranche C as part of our Senior Credit Facility. We accounted for the Orion Acquisition using the purchase method of accounting. The purchase price originally amounted to €529.0 million (originally cash paid to the seller of €491.6 million in a first tranche and

€13.6 million in a second tranche for the remaining shares acquired on June 30, 2008 and an assumption of intercompany liabilities in the amount of €23.8 million), and costs associated with the acquisition amounted to €34.4 million. However, we agreed with Orion, as part of a contractually agreed standard purchase price adjustment process, to reduce the original purchase price by €67.5 million in total, consisting of a reduction of €19.4 million agreed to as of March 31, 2009 and an additional reduction of €48.1 million as of May 21, 2009. We are seeking a further purchase price adjustment in arbitration proceedings as a result of the allocation of certain central costs. A final ruling on that potential adjustment is expected sometime in 2010. See ITEM 8 ‘Legal and Arbitration Proceedings’ below.

Of the approximately 1.1 million cable access subscribers we acquired from Orion as of April 30, 2008, initially 276 thousand were classified as new direct Basic Cable subscribers and 789 thousand were reclassified from indirect (wholesale) subscribers to direct subscribers. Of the acquired subscribers, approximately 276 thousand were disconnected from our network at the time of the acquisition. Based on subsequent integration efforts, the impact of the Orion Acquisition on the subscriber base is now considered smaller than initially assumed due to consolidation effects resulting in 42 thousand less subscribers and due to reclassification of 14 thousand subscribers back to wholesale. Hence as of March 31, 2010, KDG considers the impact of the Orion transaction to represent an effective gain of 234 thousand direct subscribers and a transfer of 775 thousand wholesale subscribers to the direct subscriber category with 14 thousand acquired subscribers remaining in the wholesale category.

We intend to continue to selectively pursue acquisition opportunities if they are attractive to our business from a strategic and financial perspective and viable under merger control regulation. In the past, as with the Orion Acquisition, we have successfully acquired and integrated Level 4 networks, generating significant cost savings and increasing our ability to market all our products to our customers. As a result, we will continue to focus on add-on acquisitions of Level 4 networks where feasible.

Recent Business Announcements

KDG generally also improved its product line-up throughout the year. Accordingly, we made the following significant business announcements:

•

on February 5, 2010, KDG announced that it formally ended its amend and extend process (as described below) with strong support from lenders. On January 11, 2010, KDG requested the amendment of certain terms of its existing senior secured credit facilities to increase KDG’s flexibility for potential acquisitions and to reduce restrictions on new borrowings for the refinancing of existing senior secured debt. KDG also asked lenders to extend existing term debt maturities to March 2014;

•

on April 6, 2010, KDG announced its intention to feed in the HD signals of German public broadcasters ARD and ZDF. Since end of May 2010, the HD channels ‘Das Erste HD’, ‘ZDF HD’ and ‘ARTE HD’ have been available on almost all KDG networks;

•

on April 29, 2010, KDG announced that it launched an Internet flat rate product with speeds of up to 100 Mbit/s for new customers in two additional cities, Hanover and Munich, in addition to the city of Hamburg, where the announcement was made on February 8, 2010. The new Internet speeds are being made possible by the deployment of DOCSIS 3.0;

•

on May 3, 2010, KDG launched the sale of a CI+ module. The CI+ module in combination with a KDG smartcard allows customers to use TV sets with built in DVB-C cable receivers and CI+ interfaces without having a second remote control for the set top box;

•	on May 4, 2010, KDG introduced its first HD receiver with HDMI interface at the same time as the Soccer Worldcup in South Africa;

•

on June 7, 2010, KDG announced that it will be providing DOCSIS 3.0 products to 14 additional cities in Augsburg, Berlin, Bremen, Dresden, Helmstedt, Kiel, Leipzig, Ludwigshafen, Magdeburg, Nauen, Nuremberg, Potsdam, Saarbruecken and Wuerzburg by the end of fiscal year ending March 31, 2011; and

•

on July 19, 2010, KDG announced its intention to promote its DOCSIS 3.0 bundles offering bandwidths of 60 Mbit/s and 100 Mbit/s more aggressively. The promotional prices for the 60 Mbit/s bundle were reduced from €32.90 to €25.90 for the first twelve months and from €42.90 to €28.90 for the 100 Mbit/s bundle before reverting to headline pricing of €39.90 and €49.90, respectively.

B. Business Overview

Our Business Segments

Basic Cable services are marketed under the brand name ‘Kabel Anschluss’ for our free-to-air analog offering and ‘Digitaler Kabelanschluss’ (and ‘Digitaler Empfang’) for our free-to-air analog and digital offering. Our Premium-TV business products are marketed under Kabel Digital for our digital pay-TV offering and ‘Kabel Digital+’ as brand for our DVR product. We also provide broadband Internet access and phone services to subscribers that are connected to the upgraded parts of our network under the brand names ‘Kabel Internet’ and ‘Kabel Phone’. Finally, we provide mobile phone and Internet services through our partnership with O2 Germany under the brand names ‘Mobile Phone’ and ‘Mobile Internet’. We are focused on selling our subscribers our premium products and services, such as our Premium-TV and Internet and Phone services, which generate significantly higher ARPU than our Basic Cable services. We believe that providing these services, either on a stand-alone basis or together in our product bundles, is a key driver of revenues and ARPU growth and strengthens customer loyalty.

TV Business

Basic Cable Services

Basic Cable services contain all activities and services linked to the subscriber’s physical access to our cable network, either directly to individual homes or housing associations (including landlords) or indirectly through commercial Level 4 network operators, for which we charge a fee. Basic Cable services have historically been the primary basis for all services we offer, including Premium-TV, Internet and Phone services.

Basic Cable services subscribers are segmented into direct and indirect (wholesale) subscribers as follows:

•

direct subscribers, where individual homes pay Basic Cable services subscription fees directly to us. As of March 31, 2010, we had a direct customer relationship to individual homes with approximately 2.9 million subscribers. In the case of multi-dwelling units, we require an agreement with the housing association or landlord that grants us the right to build or operate the Level 4 in-house network for such subscribers.

•

direct subscribers, where the subscription fee is paid by housing associations, landlords and others. In this segment, we either enter into a signal delivery agreement with a housing association or landlord under which we supply our signal to the connection point. In addition, we may also maintain and operate the network required to deliver the signal into the tenant’s home. In both cases, we invoice the housing association, which pays the fees relating to Basic Cable services and offer our Premium-TV, Internet and Phone services directly to the tenants. Thus, we create a relationship with such subscribers for additional services beyond the Basic Cable services, unless we are prohibited to do so by the housing associations. As of March 31, 2010, we had approximately 4.4 million subscribers where the subscription fee is paid by housing associations, landlords and others.

•

indirect (wholesale) subscribers, where the subscriber receives our Basic Cable services via professional Level 4 network operators. We provide TV signals to Level 4 network operators, who in turn provide these signals combined with the construction and maintenance of Level 4 in-house networks directly to end-subscribers or housing associations. As of March 31, 2010, we had approximately 1.4 million wholesale subscribers.

It is our objective to increase the share of direct subscriber relationships in order to further develop our New Services. We can increase our direct subscribers by acquiring Level 4 network operators or by winning from Level 4 network operators signal delivery agreements with housing associations. We compete with Level 4 network operators for signal delivery agreements with housing associations.

As of March 31, 2010, we had approximately 9.0 million RGUs for our Basic Cable services. In the case of direct subscribers invoiced to a housing association or landlord and wholesale subscribers, the number of subscribers is derived from the number of homes that we charge tariffs to for our services. If a customer covered under a housing association contract subscribes to digital Basic Cable services, the subscription is counted as an additional Basic Cable RGU.

Kabel Anschluss. Our Basic Cable service which is offered to housing associations and other landlords is offered under the brand name ‘Kabel Anschluss’ and consists of up to 32 analog television channels and 36 analog radio channels. Basic Cable service subscribers can also receive un-encrypted digital radio and TV programming of the public broadcasters in our network.

Digitaler Kabelanschluss. Our Basic Cable service is offered to individual homes under the brand name ‘Digitaler Kabelanschluss’. We provide access to the digital free-to-air programs offered by the public broadcasters and most of the private broadcasters in Germany and numerous international channels, totaling up to 107 free-to-air digital channels. Our product also includes a smartcard and a set-top box and access to a pay-per-view service comprising content from U.S. studios within the pay-per-view licensing window under the brand Select Kino, as well as adult content under the brand redXclub. Direct subscribers in multi-dwelling units who also want to receive our digital TV services in addition to Kabel Anschluss can subscribe to our ‘Digital Empfang’ offer, which includes a smartcard for all digital-free-to-air programming as well as access to our pay-per-view service.

Our Basic Cable business is characterized by relatively stable revenues and cash flows and generated €904.8 million, or approximately 60.3%, of our total revenues for the fiscal year ended March 31, 2010. Our Basic Cable business generated €911.2 million, or approximately 66.5%, of our total revenues for the fiscal year ended March 31, 2009. Our Basic Cable business generated €867.1 million, or approximately 72.4%, of our total revenues for the fiscal year ended March 31, 2008.

Premium-TV

Pay-TV subscription fees and on-demand fees/CPE sales. In addition to the Basic Cable services business described above, we offer our own digital pay-TV packages. Our pay-TV packages are branded as ‘Kabel Digital Home’ and ‘Kabel Digital International’. Kabel Digital Home offers 39 pay-TV channels within seven genres (documentaries, movies and series, sports, entertainment, kids, music and adult). Kabel Digital International offers 42 foreign language pay-TV channels grouped in nine language-specific packages. For these pay-TV packages, we charge subscription fees. For viewers who use our pay-per-view services Select-Kino and redXclub, we charge them on-demand fees according to the extent that they use these services. We sell our pay-TV packages directly to consumers and, to a lesser extent, indirectly through certain Level 4 network operators and an unaffiliated regional cable television operator. Under these agreements, the wholesale customer typically receives a discount on our listed retail subscription fee. The reception of these products requires a set-top box, a subscription and the appropriate activated smartcard issued by us. We have also established a self-certification process which allows manufacturers to offer set-top boxes to us and to our retail customers. In general, subscription to our digital Basic Cable digital offering is required to receive our Premium-TV products and services.

Our digital Basic Cable subscribers who have a digital receiver (set-top box) and an activated smartcard can also subscribe to our pay-TV product portfolio containing Kabel Digital Home and Kabel Digital International, as well as to a pay-per-view service. In addition, subscribers can subscribe to our DVR product.

As of March 31, 2010, we served approximately 0.8 million subscribers with approximately 1.1 million RGUs for our Premium-TV services.

Carriage fees. We charge national, regional and local television broadcasters carriage fees for delivering their television signals over our network. We have concluded feed-in agreements with the large German broadcasters (including public and commercial broadcasters) pursuant to which they pay us fees for the distribution of analog and digital signals. We also charge carriage fees for radio signals delivered over the network into subscriber homes. In general, we distribute national and regional television and radio programs on behalf of approximately 250 third-party broadcasters or program producers. The largest third-party customer of our digital platform is Sky Deutschland. Sky Deutschland’s program packages are delivered across our distribution networks and encrypted with our conditional access system. Sky Deutschland pays carriage fees and fees for technical services pursuant to the terms of our feed-in agreements.

Our Premium-TV business generated €213.5 million, or approximately 14.2%, of our total revenues for the fiscal year ended March 31, 2010. Our Premium-TV business generated €192.3 million, or approximately 14.0%, of our total revenues for the fiscal year ended March 31, 2009. Our Premium-TV business generated €179.8 million, or approximately 15.0%, of our total revenues for the fiscal year ended March 31, 2008.

Internet and Phone Business

As of March 31, 2010, we passed approximately 12.1 million homes (of the 15.3 million homes our network passes through) with our upgraded bi-directional network to enable a two-way communication. As of March 31, 2010, we served approximately 1.1 million subscribers with approximately 1.0 million Internet and 1.0 million Phone RGUs.

Internet and Phone

We offer Internet and Phone services on a monthly subscription basis to those homes which are passed by our upgraded bi-directional network and where we have or are not legally restricted from having a direct relationship with the subscriber. We offer stand-alone Internet and stand-alone phone products. However, in 79.9% of cases, the subscription is for bundled offerings of Internet and Phone together. We provide broadband Internet access for subscribers under the brand name of ‘Kabel Internet’ and phone services under the brand name ‘Kabel Phone’. The majority of our Internet and Phone subscribers at the same time receive Basic Cable services from us. However, we also sell Internet and Phone products without subscribing to our Basic Cable services. We call these customers ‘Solo’ subscribers, they are direct subscribers to us just like the direct Basic Cable relationships we have, and as of March 31, 2010, we reported 167 thousand Solo subscribers.

Our bundled Internet and Phone offerings include packages that offer Internet with download speeds of 6 Mbit/s and 32 Mbit/s, without any time or data volume restrictions, and metered or flat rate phone services. On February 8, 2010, we launched our DOCSIS 3.0 bundles for new customers in the city of Hamburg. The new DOCSIS 3.0 standard allows us to offer Internet speeds of 100 Mbit/s or potentially faster. Currently, approximately 3.5% of our customers decide to purchase our DOCSIS 3.0 products.

Since the end of the 2007 calendar year, we have purchased DOCSIS 3.0 ready hardware for our network. DOCSIS 3.0 capable modems have now become available at retail prices. We therefore expect that the roll-out of DOCSIS 3.0 services over the next two years will require only incremental capital expenditures as compared to continuing with DOCSIS 2.0 services only.

Our stand-alone phone offering includes two phone lines and three months free flat rate phone service for fixed-line calls within Germany and thereafter phone subscribers are charged certain variable fees based on usage.

Mobile Phone and Mobile Internet

On May 25, 2009, we announced the cooperation with the telecommunications company O2 Germany in the mobile sector. The new mobile services ‘Mobile Phone’ and ‘Mobile Internet’ are offered along with our existing Internet and fixed-line phone offerings, without any minimum term contract or monthly basic fee. Calls from mobile handsets of our Mobile Phone subscribers into our fixed-line network are free of charge. With Mobile Internet, users can also surf the Internet with a daily flat rate while traveling. The new products are available to existing as well as new subscribers of our Internet and Phone services. Our Mobile Phone and Mobile Internet offerings have been introduced as part of our strategy of increasing our RGUs per subscriber and reducing churn.

Our Internet and Phone business generated €342.0 million, or approximately 22.8%, of our total revenues for the fiscal year ended March 31, 2010. Our Internet and Phone business generated €231.9 million, or approximately 16.9%, of our total revenues for the fiscal year ended March 31, 2009. Our Internet and Phone business generated €121.4 million, or approximately 10.1%, of our total revenues for the fiscal year ended March 31, 2008.

TKS Business

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG. TKS, a wholly owned subsidiary of KDVS, operates a broadband Internet telecommunications business that mainly serves customers related to NATO military bases in Germany. It offers cable television subscriptions, Internet and Phone services, as well as related merchandise. TKS also acts as a reseller for Deutsche Telekom and provides other services to English speaking Deutsche Telekom customers, such as generating phone bills in English. Our TKS-related activities generated revenues of €41.3 million, or approximately 2.8%, of our total revenues for the fiscal year ended March 31, 2010. Our TKS-related activities generated revenues of €34.9 million, or approximately 2.5%, of our total revenues for the fiscal year ended March 31, 2009. Our TKS-related activities generated revenues of €28.6 million, or approximately 2.4%, of our total revenues for the fiscal year ended March 31, 2008.

Seasonality

Certain aspects of our business are subject to seasonal factors. Our customer churn rates include persons who disconnect service due to moving, resulting in a seasonal increase in our churn rates during the summer months when higher levels of moves occur.

In addition, we have a disproportionately high level of annual prepayments in our Basic Cable business in December, January and February, which results in higher cash flows from operating activities in these months of the fiscal year. For the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, the group billed approximately 35.7%, 36.8% and 34.6% respectively, of its total revenues for the entire fiscal year in the months of December, January and February.

Raw Materials

Due to the nature of our business, raw materials and the sources and availability of raw materials, hence the price volatility of commodities etc., is not relevant.

Our Markets

The media and communications market is progressively characterized by convergence as customers are increasingly looking to receive their multimedia and communications services from one provider at attractive prices. In response, service providers are offering one or more combinations of (digital) television, broadband Internet access and phone services as ‘triple play’ offerings. Offering bundled services allows media and communications service providers to meet customers’ communication and entertainment requirements and increase customer loyalty by offering all of their services from a single point of contact, thereby lowering churn.

We believe that German cable operators are well positioned to benefit from the above described convergence trends as they increasingly sell broadband Internet access, phone and pay-TV services to their existing cable television customer base and new customers, and as a result increase their market share in the telecommunications market. While currently more than 50% of German households use cable for TV access (Source: TNS Infratest: Digitalisierungsbericht 2009 (July 2009)), only 7% use it for broadband Internet access (2009 (estimated), source: Screen Digest Ltd., Euromonitor) and only 6% for phone services (Source: FNA, Activity Report December 2009). The German TV subscription market size in 2008 is estimated to be €2.8 billion (Source: Screen Digest Ltd.) compared to €5.5 billion for the fixed Internet broadband access market and €16.4 billion for the fixed-line phone market including traditional phone and VoIP (Source: ‘European Telecom Services Database Q4 2009’, IDC, 4Q09). The Internet broadband access and phone markets therefore offer an opportunity that is more than twice as large compared to the TV access market on which cable operators have traditionally focused.

In the German market, there are principally two major distribution platforms through which triple play services are provided: cable and DSL. Deutsche Telekom is the major operator offering triple play via DSL. Cable networks upgraded to bi-directional transmission are particularly well suited to provide triple play services with high bandwidth requirements due to their network characteristics. As they were originally designed for high bandwidths and transmission of large signal volumes, cable networks are able to deliver a variety of services in parallel signal streams and to broadcast analog and digital TV programs simultaneously with consistent speeds and quality irrespective of the distance between the customer and the distribution point in the network area, unlike other distribution platforms. While the DOCSIS 2.0 standard can provide speeds of approximately 50 Mbit/s, the new DOCSIS 3.0 broadband technology will allow speed levels of 100 Mbit/s and potentially faster, which cannot be matched by DSL without deep fiber deployment or only at comparatively less attractive economics. End-to-end network ownership is a key advantage for cable operators to provide their services cost-effectively, design their services according to market demand and accelerate time-to-market. Cable operators are at the forefront of providing integrated, triple play services due to the ability to bundle existing TV services with broadband and telephony, where upgraded, as their networks are particularly suited for bi-directional high speed data transfer. In addition, cable operators’ large basic cable television customer bases provide an opportunity to up-sell digital, broadband and telephony services to such customers.

DSL-based competitors need to upgrade their respective infrastructures to at least ADSL2+, and ideally VDSL, to offer integrated triple play services at a quality level comparable to cable operators. In 2007, Deutsche Telekom announced its intention to roll-out VDSL in 50 cities by the end of 2008 with a view to using its large Internet and Phone customer base to expand its IPTV services as triple play either through VDSL or ADSL2+. As of November 2009, Deutsche Telekom reported that it had equipped 53 towns and cities with very high bit rate digital subscriber line (‘VDSL’), offering transmission speeds of up to 50 Mbit/s reaching 10.9 million households. On its investor day on May 17, 2010, Deutsche Telekom announced it intention to provide VDSL to more than 31% of German households by 2012 (Source: Deutsche Telekom investor day presentation, May 17, 2010). In addition, 1&1 Internet AG (‘1&1’) started to resell Deutsche Telekom’s VDSL product on September 1, 2009.

German TV Market

Introduction

The German television market is the largest in Europe, with approximately 37.7 million television homes according to SES Astra and a combined cable, satellite and terrestrial penetration rate of approximately 94.1% based on approximately 40.1 million households (Source: Federal Statistical Office of Germany). Similar to other European markets television consumer behavior in Germany is starting to put more emphasis on digital, innovative, high definition and interactive television services such as video on demand requiring high bandwidth, bi-directional distribution platforms. Although digital TV penetration is currently still low, cable is well positioned to benefit from the growth opportunities arising from these new services given its network characteristics.

German TV Distribution Platforms

Television signals are distributed in Germany through various platforms, including cable, satellite and digital terrestrial systems, as well as through broadband Internet access technologies such as VDSL or ADSL2+. Cable was the leading television signal distribution platform in Germany as of June 2009, with approximately 19.8 million, or 52.8%, of homes watching cable TV. Satellite was used by approximately 15.8 million, or 42.1%, of homes, followed by digital terrestrial reception via antenna, with approximately 4.2 million, or 11.3% of homes, and IPTV with approximately 0.4 million, or 1.0%, of homes, according to TNS Infratest: Digitalisierungsbericht 2009 (July 2009).

Although German cable operators have implemented price increases and harmonized their rate-cards over the last three years, cable market share has remained relatively stable. Given the importance of convergence and the trend toward bundled offerings, we expect the cable market share in TV signal distribution to further benefit from its ability to deliver triple play services. IPTV was only recently introduced in Germany, with Deutsche Telekom having reported 896 thousand connected subscribers to its T-Home Entertain package, which includes an IPTV product, as of March 31, 2010 (Source: Deutsche Telekom first quarter 2010 report, May 12, 2010).

The following table illustrates the development of the percentage of German homes that watch TV via cable, satellite, terrestrial and IPTV for the period from 2005 to 2009. The total percentage exceeds 100% because some homes use more than one distribution platform.

	2009	2008	2007	2006	2005
	(in %)
Cable	52.8	52.5	53.7	51.8	51.7
Satellite	42.1	42.0	42.5	42.0	43.1
Terrestic/DTT	11.3	11.1	11.5	9.2	9.7
IPTV	1.0	0.3	0.3	—	—

Source: TNS Infratest: Digitalisierungsbericht 2009 (July 2009).

Across these distribution platforms, 58% of all television homes receive and use digital programming. Analog terrestrial television has been completely replaced by DTT. Digital usage for satellite at 74% is significantly higher than for cable at 31%, according to TNS Infratest: Digitalisierungsbericht 2009 (July 2009). This is, among other factors, due to the fact that the sale of analog satellite equipment stopped several years ago. Subscribers can receive and use analog as well as digital cable TV signals in parallel. Analog signals can be received by simply plugging the TV set into the cable TV socket without requiring any additional devices, whereas the reception of digital TV signals usually requires a set-top box or an integrated digital TV (‘IDTV’) set. In case of encryption of the digital TV signal the set-top box or IDTV set decrypts the signal in combination with a smartcard which is usually provided by the cable operator. Germany’s cable networks are almost fully digitized and digital TV programming is broadcast in parallel to analog signals. Thus, subscribers decide whether they prefer to watch digital or analog TV (or both) via cable without being required to switch to digital services only.

German TV stations announced plans to cease the transmission of analog TV signals via satellite by April 2012. However, we are investing in our headends to enable us to convert digital signals back to analog for the benefit of our analog customers who want to continue this form of reception.

Cable

We believe that Germany is the largest cable television market in Europe with approximately 27.6 million homes passed by cable and approximately 19.8 million homes watching TV via cable. Some of the key characteristics of the German cable market include that it provides a substantial program offering of between 32 and 41 analog channels (depending on the cable operator and the region served) and, depending on the cable operator, more than 200 digital free and pay-TV channels. Historically, the ownership of portions of the cable network has been split between large integrated regional network operators and Level 4 network operators, owning and operating the in-house wiring.

Cable network services are characterized by easy-to-use technology, efficient installation of customer equipment and reliability of a protected signal delivered directly to the home. Cable television subscribers are able to access customer service provided by the cable provider when required, allowing for customer service when needed.

Cable network operators generate revenues principally from relationships with customers who pay subscription fees for the television services provided. Subscription fees for basic cable services are typically paid directly by individual homes subscribing to the service or, in the case of multi-dwelling structures, the owner or administrator of the multi-dwelling structure based on the number of units served. Basic cable services are often included in utility fees charged by landlords and housing associations as part of the rental agreement. In some cases, the owner of a multi-dwelling structure allows cable operators to sell basic cable services directly to individual tenants. In addition, cable operators are compensated by broadcasters, which pay carriage fees for the transmission and distribution of their television and audio signals via their networks. We also sell access to our network and distribution of television signals to commercial Level 4 network operators who construct and manage the cable television networks in a particular dwelling structure (in-house wiring).

The structure of the German cable network is strongly influenced by historical factors. The most important of these factors was the former monopoly of Deutsche Telekom and its predecessors on telecommunication services until 1996, which permitted Deutsche Telekom to control the implementation of the build-out of the cable network and of telecommunications services generally in Germany. As a result, the cable network in Germany was divided into different functional levels, ranging from the content generation (broadcasters) to the distribution of the signal to the end customer. Cable operators own and operate (i) the downlink from the satellite or terrestrial transmitter together with reception equipment with digital/analog conversion, (ii) the signal distribution from the reception equipment to the master-headends and from the master headends to the local headends or hubs, (iii) the part of the cable network which distributes the signal via fiber or coaxial cable from the local headends or hubs to the connection points and (iv) to a certain extent, the so-called in-house wiring or Level 4 network. Level 4 is the part of the cable network which distributes the signal from the connection point, usually in the basement of the house, to the wall socket inside the home via in-house coaxial wiring.

In recent years, industry consolidation of Level 4 network operators has occurred as their relatively small and fragmented subscriber base makes it difficult and in many cases uneconomical to deploy a successful triple play strategy. For example, our acquisition of certain Orion cable assets in April 2008 resulted in additional direct access to end-users and an integrated network management. The three major Level 4 network operators in our regions are TeleColumbus, PrimaCom and Pepcom GmbH, which we estimate currently serve an aggregate of approximately 2.5 million homes in our regions. TeleColumbus and PrimaCom currently have undergone corporate restructurings as a result of suffering from financial distress. In one of the subsidiaries of Pepcom GmbH, Kabelfernsehen München Servicenter GmbH & Co. KG (‘KMS KG’), Kabel Deutschland GmbH holds a minority shareholding of 30.22%. KMS KG serves approximately 350 thousand homes predominantly in Munich. Moreover, city carriers are entering the cable services market with their own FTTB or FTTH networks. These city carriers are generally affiliated with the local utility companies.

Satellite

The second most popular form of television reception in the German market is direct to home satellite television.

Residential subscribers in single or small-dwelling units may install a satellite receiver to view a large number of programs without paying subscription fees. Level 4 network operators and in certain cases larger housing associations may install a satellite receiver and headend equipment to provide satellite television to their subscribers or tenants, as the case may be, on a shared access basis. In this case, the Level 4 network operator or the housing association will not incur ongoing access fees but may pay copyright fees and charge certain fees to their subscribers or tenants. Residential subscribers must also install a satellite receiver when they subscribe to premium television via satellite, in particular Sky Deutschland.

Satellite operators, such as SES Astra and Eutelsat, charge broadcasters to distribute analog and digital signals nationally via satellite directly to television viewers. Satellite operators provide television users in Germany with approximately 43 free analog television programs, up to approximately 300 digital free- and pay-TV television channels targeted at the German market and several hundred international television programs, depending on the location of the satellite transponder. To receive programming distributed via satellite, viewers need a satellite dish and an analog or digital satellite receiver. Viewers also require a smartcard for premium cable television services distributed via satellite. Usually, satellite providers do not have any relationships with end customers in Germany and, consequently, do not receive any subscription or other fees from them. However, this may change in the future. Since November 1, 2009, SES Astra together with private broadcasters RTL and ProSiebenSat.1, launched an HD platform called HD+, where for the first time SES Astras entered into direct customer relationships. The HD signals of ‘RTL HD’, ‘Sat.1 HD’, ‘ProSieben HD’ and ‘Vox HD’ on satellite are only on this HD+ platform available and customers have to enter into a subscription of €5/month. On July 8, 2010, SES Astra announced its intention to provide the industry with one million HD+ smartcards.

If applicable, satellite customers are charged premium television subscription fees directly by the providers of such programs. For tenants in single- or multi-dwelling units, the property owner or the housing association usually decides whether to use cable or satellite. Due to the risk of structural damage, zoning laws and the unappealing look of satellite dishes, many property owners and housing associations have contractually prohibited tenants from installing satellite dishes, through negative covenants in their tenants’ leases. However, German local regulations may change in the future, and, as a result, competition with satellite providers may increase further. The acceptance of satellite technology by housing associations may also increase in the future. Eutelsat, with its KabelKiosk pay-TV service, and Sky Deutschland, with its pay-TV packages, also offer basic pay-TV packages to Level 4 network operators for wholesale distribution as an alternative to our pay-TV packages.

We believe that the principal advantages of receiving television signals via satellite compared to cable include: lower costs over time, given that the initial cost of purchasing a satellite dish is offset by the absence of recurring subscription fees (except for HD+ offerings), services are perceived ‘for free’; satellite’s almost universal coverage across Germany, including remote and rural areas where a cable connection is not available; and a broader offering of international channels.

We believe that satellite has the following disadvantages compared to cable: the installation of a satellite dish, as compared to the ‘plug-and-play’ convenience of analog cable access; the restriction of satellite reception due to location or external conditions, such as adverse weather conditions; zoning laws and contractual arrangements with property owners that prohibit the installation of a satellite dish (although such restrictions may loosen in the future as a result of EU regulations); lack of interactivity and the higher up-front cost of procuring and installing a satellite-based solution.

In addition to the competitive advantages and disadvantages of satellite and cable described above, satellite may be promoted in the future by Sky Deutschland, other content providers or satellite operators by offering more attractive content, in particular pay-TV content and content in HD, to viewers via satellite rather than via cable. In addition, the German state media authorities are promoting the conversion from analog to digital television, which could further increase competition from digital satellite distribution, as most of our subscribers currently only use the analog part of our Basic Cable services and would require a set-top box for the reception of digital television and therefore may re-evaluate their used technology for digital television reception.

DTT

Another television delivery media is DTT. Currently, the number of TV channels that can be transmitted via DTT is, in most areas, limited to approximately 24, and, similar to satellite, DTT does not allow for the provision of enhanced bi-directional functionalities given the lack of a return path. However, in the event of a switch to MPEG4 technology this could increase the transmission capacity of DTT to at least 64 SD channels, and could allow HD offerings as well. The terrestrial transmission infrastructure is owned and operated by Media Broadcast, a subsidiary of the TDF Group. As of the end of 2008, DTT could be received by more than 90% of all TV households in Germany via antenna, according to DVB-T Abschlussbericht. In order to receive DTT, a consumer needs an antenna and a receiver, but the consumer is not required to pay any subscription fees. DTT has been implemented in nearly all cable regions. In some areas, the private broadcasters, who are required to pay for DTT distribution, have not distributed their signals via DTT, thereby limiting the content available.

The first DTT efforts were launched in 2003 and initially supported by the German state media authorities as a means to provide more channels on terrestrial television. However, on a number of occasions since 2005, European Union regulators have prohibited German state media authorities from funding commercial TV programs on DTT, on the grounds that subsidies granted to commercial broadcasters for the use of the network were against the European common market and unfair to cable and satellite operators. Between 2005 and 2009, the number of German homes which use terrestrial TV, often as a secondary source for TV signal supply, increased from 9.7% to 11.3%, according to TNS Infratest: Digitalisierungsbericht 2009 (July 2009).

IPTV

As a consequence of improvements in Internet access and data transmission technologies, in particular DSL technologies, the Internet is increasingly being used as a platform for the distribution of IPTV and VoD services. Deutsche Telekom introduced its IPTV offering for the first time in 2006 and today is the leading provider of IPTV in Germany, reporting 896 thousand connected IPTV subscribers as of March 31, 2010 (Source: Deutsche Telekom, first quarter 2010 report, May 12, 2010). Deutsche Telekom and other providers, such as HanseNet and resellers such as 1&1, currently offer IPTV services to their customers in areas with broadband speeds of at least 16 Mbit/s. In order to provide IPTV services at a comparable technical quality to cable, satellite and terrestrial TV offerings, Deutsche Telekom has rolled out VDSL across 50 cities. Currently we believe this will allow Deutsche Telekom to offer IPTV services to approximately 50% of the homes passed by our network. Vodafone has also announced that it will provide IPTV in 2010.

In the future, we may also face competition for linear TV from ‘over-the-top’ providers, which deliver TV signals as video stream on top of third parties’ broadband Internet access services. These services may become more popular, in particular among Germany’s younger demographic.

German TV Content Providers

In the business of providing TV content to viewers, the German market can be divided into free-TV offerings and pay-TV offerings.

Free-TV

The German broadcasting market is characterized by a large offering of free-TV channels provided by public broadcasters and commercial broadcasters. Both public and private broadcasters distribute their programming by cable, satellite and DTT and, to a lesser extent, IPTV.

The public sector includes two national broadcasters, ARD (which is a cooperation of nine regional broadcasters) and ZDF. These broadcasters provide a variety of nationwide programming and the regional broadcasters provide programming for their respective regions in Germany, which can typically also be received elsewhere in Germany. Public broadcasters are predominantly financed by statutory monthly license fees that are levied on all homes with a radio and/or television receiver and are collected by the Central Radio and Television Fees Collecting Agency (Gebühreneinzugszentrale).

The commercial sector is dominated by two groups of broadcasters, RTL Group (‘RTL’), which produces and distributes five free TV channels nationally, and ProSiebenSat.1, which produces and distributes five free TV channels nationally. The commercial television sector is mainly financed by advertising revenues.

Pay-TV/VoD

The German pay-TV market can be divided into basic pay-TV and premium pay-TV. Basic pay-TV primarily consists of basic content packages, international TV channel packages and access to pay-per-view. The premium pay-TV market consists of package offerings that include premium sports channels and premium movie channels showing recent film releases.

The German premium television market is less developed than other European premium television markets. According to Screen Digest, digital pay-TV penetration in Germany is estimated to be at 18.5% of total television homes, compared to 43.9% in France, 53.0% in the UK, 45.4% in Belgium, 41.8% in Denmark, 25.5% in Spain, 37.7% in Italy, 58.5% in the Netherlands and 25.2% in Switzerland (2009). Historically, the key reason for the underdevelopment of the German premium television market has been the availability of a large variety of free-TV programming.

However, we believe that three main developments will provide stimulation to the German premium television market in the medium- to long-term, despite remaining differences in local European markets. First, content providers are increasingly interested in offering their content as part of Premium-TV services (such as pay-TV) to maximize their revenues and expand their exposure away from the more volatile advertising revenues in the free-TV segment, particularly given the advertising market volatility in recent years. Commercial broadcasters such as RTL are increasingly encrypting part of their content and making it available through pay television platforms. Second, German cable operators are focused on up-selling premium television packages and enhanced functionalities associated with premium television such as VoD and interactive TV to their customers. Third, the TV audience is undergoing a generational shift towards a digital and interactive way of consuming TV content. The latter trend may, however, be particularly beneficial for services like VoD or ‘over-the-top’. Please also see ITEM 3D ‘Risk Factors—Risks Relating to Our Industry—We may not achieve our growth prospects if a continued increase in demand for cable and telecommunications products and services in Germany does not materialize.’ In addition, the market environment is different in Germany than in other countries; penetration rates, RGUs and ARPUs of non-German cable operators can therefore not be relied upon as an indicator of our growth potential.

Sky Deutschland, formerly branded Premiere, has historically been the top premium pay-TV operator in the German market with a comprehensive premium content offering. According to its publicly released operational data as of March 2010 Sky Deutschland has approximately 2.4 million subscribers, and relies on both cable and satellite for the distribution of its programs on the basis of carriage and transponder lease agreements, but does not operate its own distribution platform.

With its recently introduced buy-through model, Sky Deutschland is leveraging its attractive premium content for the benefit of its basic pay-TV offering. In order to have access to its exclusive premium content, Sky Deutschland customers are required to subscribe to its basic pay-TV offering, which is in direct competition to our pay-TV offering.

In addition, Sky Deutschland is the largest provider of HD TV channels in Germany. On October 2, 2009, KDG announced that it has reached an agreement with Sky Deutschland to carry an additional five HD channels over its network, increasing the number of Sky Deutschland’s HD channels on KDG’s network to seven.

Other competitors include the providers of pay-TV and VoD over the Internet. The leading operator in this segment is Deutsche Telekom with its T-Home Entertain service, which also offers a VoD service. ‘Over-the-top providers’, such as maxdome, offer VoD content over the broadband Internet access connection of third parties (including our network) and may offer set-top box solutions to stream video on a TV set.

German Internet Market

Germany is the largest broadband Internet market in Europe (Source: Screen Digest Ltd.). Access lines with speeds higher than 1 Mbit/s are generally classified as broadband Internet. The main broadband access line technologies are DSL (including VDSL and ADSL2+) and cable. The Internet services business in Germany is highly competitive. The major DSL service provider in Germany is Deutsche Telekom, the dominant and incumbent telecommunications service provider in Germany. Other major competitors in the broadband Internet market are resellers of Deutsche Telekom’s services, including 1&1, and alternative network operators such as Vodafone, O2 Germany and Hansenet that rent the unbundled local loop from Deutsche Telekom. Additional Internet access technologies comprise FTTH and FTTB deployment in densely populated areas. Due to rapid growth over recent years, broadband Internet penetration in German homes has accelerated and increased to approximately 63% of all homes at the end of December 2009, according to Deutsche Bank AG (Deutsche Bank report on initiation of coverage Kabel Deutschland AG, April 29, 2010). However, the FNA believes that broadband penetration may be reaching a saturation point where the broadband penetration growth rate will decline.

The broadband market in Germany is well established, although current penetration rates in Germany are lower than in some other European countries.

After significant network upgrades, cable operators are now playing an increasing role in the German broadband Internet market. According to Deutsche Telekom, cable accounted for 2.7 million broadband customers as of March 31, 2010 (compared to 2.0 million broadband customers as of March 31, 2009) or 10.6%, out of 25.5 million broadband Internet customers, and was the largest and fastest growing alternative access platform, continuing to gain market share from the DSL segment (21.9 million customers, or 89.4%) (Source: Deutsche Telekom first quarter 2010 report). The DSL segment included Deutsche Telekom, with 11.7 million retail homes, or 45.9%, and DSL resellers and other alternative DSL operators (unbundled local loop and facilities based) with 11.1 million homes, or 43.5%.

The following table shows the historical development of the number of broadband subscribers in Germany, by access platform.

	2010 (Q1)	2009	2008	2007	2006	2005
	(in million)
DSL	22.7	22.4	21.1	18.5	14.4	10.5
Deutsche Telekom (retail only)	11.7	11.5	10.4	8.7	6.3	4.4
Others	11.0	10.9	10.7	9.8	8.1	6.0
Cable	2.7	2.6	1.9	1.0	0.5	0.2
Others	0.1	0.1	0.1	0.1	0.1	0.1

Total	25.5	25.1	23.1	19.6	15.0	10.7

In addition, mobile broadband services have recently been launched by mobile operators such as T-Mobile, Vodafone, E-Plus and O2 Germany. This market segment has experienced strong growth, although from a low basis. Total mobile broadband subscribers in Germany are estimated at 8.0 million subscribers as of 2009, according to Informa Telecoms & Media’s World Cellular Data Metrics. Mobile broadband services however currently only offer speeds significantly slower than cable and DSL/VDSL operators. This might change with long term evolution (‘LTE’) to be rolled out. On May 20, 2010, the licenses for LTE were sold in an auction process to the following bidders for €4.4 billion: Deutsche Telekom, Vodafone, O2 and e-plus. LTE is the standard following UMTS in mobile broadband offering bandwidths five to ten times larger than UMTS according to Deutsche Telekom (Source: Deutsche Telekom press release May 20, 2010). As a pre-condition, mobile providers have to roll out LTE services in rural areas first before they can roll it out in more densely populated areas.

We believe that cable will be the only alternative broadband Internet infrastructure to DSL/ADSL2+/VDSL with an extensive coverage for the foreseeable future. In contrast, we believe coverage of FTTH technology will most likely be constrained to local high-density markets due to high build-out costs and the current market pricing for the services. Furthermore, cable is a high-speed network providing 32 Mbit/s at this stage (twice the speed of DSL) that can be increased to 100 Mbit/s or potentially faster with the introduction of the new cable standard DOCSIS 3.0. VDSL delivers speeds up to 50 Mbit/s and has at present a lower network coverage than cable. Furthermore, cable benefits from homogeneous broadband Internet speeds throughout the entire network, while signal strength and speeds in DSL networks decline with increasing distance to the next exchange. As a consequence, we believe that cable will play an important role in the German federal government’s broadband Internet strategy, which aims at providing access to 50 Mbit/s lines to 75% of all homes by 2014. However, the alternative technologies for Internet access may develop and become more feasible, in which event we will face additional competition.

German Phone Market

Fixed-Line Phone

The market in Germany for fixed-line phone is the largest in Europe, with a market size of €16.43 billion, compared to the next largest countries France and UK with €12.15 billion and €12.12 billion, respectively (2009; source: ‘European Telecom Services Database 4Q 2009’, IDC, 4Q09). Deutsche Telekom clearly dominates this market, with a market share of approximately 80% of traditional fixed-line connections (i.e., excluding VoIP and cable) (Source: VATM Market Analysis, 2009). However, as a result of deregulation, the market share of Deutsche Telekom has been decreasing both in terms of phone lines and minutes sold since 1998.

The market for fixed-line phone is highly competitive. The fixed-line phone market is increasingly under pressure from resellers, alternative carriers, declining mobile phone charges and alternative access technologies such as VoIP services offered via DSL or other broadband Internet connections, and service providers such as Skype. By the end of 2009, cable operators are estimated to account for 2.5 million (compared to 0.8 million at the end of 2007), or 6.2%, out of 39.0 million fixed-line phone customers, according to statistics provided by the FNA (Activity Report December 2009). The German market for phone services is also price sensitive. We expect continuing competition, including price competition, from traditional and non-traditional fixed-line and mobile phone providers in the future. Most alternative carriers rely on regulated wholesale services from Deutsche Telekom for their own Internet and Phone services using an unbundled local loop. These wholesale services are currently subject to price regulation, which commercially limits the ability of alternative carriers to economically lower prices on retail phone markets, especially when the cost per order and installation cost of some of these operators is considered.

In recent years, fixed-line phone has been transformed into a commodity and has become increasingly dependent on a quality broadband offering, as phone is increasingly bundled with broadband services. Fixed-line phone has experienced significant price erosion over the last years, with operators increasingly offering flat-rate products. At the end of 2009, the combined number of fixed phone connections of Deutsche Telekom and alternative service providers was 39.0 million. The number of access lines sold by Deutsche Telekom to alternative operators has been increasing over the last years and is expected to amount to 12.7 million at the end of 2009 as compared with 5.1 million at the end of 2006 (Source: FNA, Activity Report December 2009). We believe price decreases and loss of access lines by Deutsche Telekom are not only driven by growing competition in the fixed-line phone market, but also by the emergence of alternative technologies for phone communication such as VoIP.

Cable operators in Germany offer phone services generally as a flat rate product for domestic fixed-line calls with additional charges for international and mobile calls. Phone services are offered both on a stand-alone basis and as part of a triple play product offering. The key factors differentiating the phone offering of cable companies are its pricing and the fact that it is increasingly integrated into product bundles. German cable operators typically price their flat-rate phone offerings below that of Deutsche Telekom’s equivalent service. Furthermore, the bundling of services is an appealing value proposition for the customer, while at the same time providing attractive economics to the cable operator. The cable access TV subscriber base of German cable operators are typically under penetrated with respect to broadband Internet and VoIP offerings. We believe that this relative under penetration of German cable customers offers significant growth opportunities.

Mobile Phone

According to the FNA, the number of mobile subscriptions (SIM-cards) increased to 108.2 million by the end of the third quarter of 2009, which translates into a penetration rate of 132.2% of the German population (Source: FNA Activity Report December 2009). There are four network operators in the German market: E-Plus, O2 Germany, T-Mobile Deutschland and Vodafone Germany. The market leader is Deutsche Telekom’s T-Mobile with a share of 36.3%, closely followed by Vodafone (32.1%) and with some distance by the two smaller operators E-Plus (17.3%) and O2 (14.2%). Each of these operators has its own mobile access network.

Over recent years the mobile operators utilized their networks by allowing mobile service providers or mobile virtual network operators to sell their own branded mobile products. The German market has one of Europe’s most advanced mobile service provider sectors, with Freenet currently being the largest service provider and having a larger client base than E-Plus and O2 Germany. The incumbent introduced low-cost products and pre-paid offerings. Discounters and large retailers have also entered the market in cooperation with mobile operators. The German market for mobile services is still growing slightly, but price levels are decreasing. We expect increasing competition, including price erosion, from new companies entering the market.

Our Network

Size

Our network was built by Deutsche Telekom and its predecessor, Deutsche Bundespost, to high specifications and is characterized by homogenous design, high reliability and low maintenance requirements. It covers 13 out of 16 German states, including the metropolitan areas of Berlin, Hamburg and Munich, the three most populated German cities. In total, our network extends over more than 262 thousand kilometers throughout the regions in which we currently operate and passes approximately 15.3 million homes. Our network passes approximately 65% of all homes in our network coverage area and positions us as the only alternative end-to-end, infrastructure based competitor to Deutsche Telekom in the regions that we serve. As of March 31, 2010, a total of 8.7 million homes subscribed to our Basic Cable services and received TV signals through our network, amounting to 9.0 million Basic Cable RGUs.

Digital Playout Facility

We own and operate a digital playout facility that is capable of packaging, encrypting and distributing digital television programming to the headends of the cable network. The digital playout facility is capable of receiving content in analog or digital signals from program providers or broadcasters through terrestrial antenna, satellite receivers or fiber optic links. The received signals and related technical and encryption information are processed and fed into a multiplexer, which packs the signals into transport packages. These packages form a data stream that is (with the exception of the public broadcasters’ channels) encrypted in a scrambling unit. We source our encryption technology from two providers, Nagravision and NDS, in order to reduce our dependency on any one provider of this technology, which is core to our business. The data stream is then up-linked to satellites that transmit the signal to the master headends and local headends of the cable network. These digital signals along with other analog and digital signals received at each headend, are then assigned to spectrum positions, amplified and finally distributed from the master headend and local headends throughout the cable network. We are currently implementing four additional regional backbone structures in order to distribute TV-signals via backbone to the (master) headends by 2012 (when the leases relating to the satellite transponders are expiring). We believe this change in distribution provides substantial economies of scale when combined with our Internet and Phone business and will create more network redundancy than exists today.

Structure

Our network is comprised of 311 headends which primarily receive signals from our digital playout facility by satellite, local antenna or analog and digital satellite reception dishes. These headends serve approximately 98% of our Basic Cable services subscriber base. We also operate 215 cable points of presence (‘PoPs’) for our Internet and Phone services, 80 of which are collocated with a cable headend. We have undertaken to construct regional backbones which will allow us to discontinue the use of satellite distribution in the future, consolidate a portion of our cable headends and eliminate certain leased fiber lines now used for Internet and Phone services.

We plan to complete and begin operating the regional backbones by November 2011, which is six months before the anticipated analog satellite switch-off in Germany. We will at that point transmit all video signals digitally from our digital playout facility to the headends through the backbone. At the headends we will convert the basic access offering into analog signals and will continue to distribute TV in both digital and analog form. We have made the decision to continue to distribute the basic product by analog signal because we believe a large portion of our subscribers still prefer this form of reception.

The distribution network from the headends extends approximately 262 thousand kilometers and ends at approximately 4.3 million connection points. The wiring used from the connection points to the wall socket in the tenant’s home belongs, depending on the supply agreement, to either the landlord, housing association, a commercial Level 4 network operator or us.

We have multiple co-locations in Deutsche Telekom’s central offices and distribution network. In addition, we lease a substantial amount of cable duct from Deutsche Telekom. These facilities and cable ducts are commercially governed by service level agreements. See ITEM 10C ‘Material Contracts—Agreements with Deutsche Telekom’.

Network Capacity

Since our formation, we have upgraded most of our distribution network to transmit bi-directional hybrid fiber coaxial (‘HFC’) signals, which enables us to deliver Internet and Phone services and other future interactive services, including High Definition Television (‘HDTV’) channels and, later in 2010, interactive TV features such as VoD. The upgrade technology chosen required the exchange of all amplifiers in our distribution network with bi-directional amplifiers and an occasional segmentation of the upgraded networks whereby one network segment and amplifier cascade is split into two. Presently, the upgraded portion of our distribution network passes approximately 12.1 million homes. The most current upgrade program of the network distribution has been completed. Going forward, we intend to continue to upgrade the distribution network on a selective basis wherever the network density and level of direct customer relationships warrant the investment. We therefore expect that the majority of our capital expenditures will be success-based and related to RGU and usage growth.

In addition to the upgrade of the distribution network, Internet and Phone services also require a bi-directional upgrade of the in-house network (or at least parts of it) to reach the end user. Our access to end-users who are connected to an in-house network may be subject to the technological limitations of that particular network. When installing the Internet and Phone service for our customers, especially for the first customer in a certain building, we take measures to overcome these limitations and often upgrade the relevant parts of the in-house network, which can involve substantial costs. Contractual limitations on our ability to market directly to certain housing associations and wholesale network’s subscribers sometimes require the cooperation of third party in-house network operators and housing associations for the upgrades.

In any segment of our network, a certain part of the available physical spectrum capacity is dedicated to interactive services such as Internet and Phone, whereas the remaining network capacity is designated for Premium-TV services (or is unused). As our customer base and the traffic demand of our customers grows over time, we continuously create additional network capacity for interactive services through network segmentation. Network segmentation allows us to split one network segment into two segments, which usually doubles the capacity available for our Internet and Phone services. Network segmentation is an ongoing demand-driven process to adjust network capacity to the bandwidth demand of our customer base.

With respect to broadband Internet access services, we believe we are currently offering market leading downstream speeds in the markets we serve. While we use 862 MHz amplifiers in our bi-directional network, the majority of our network configuration makes only use of the network spectrum up to 614 MHz due to physical limitations of longer amplifier cascades in our coax network. As we continue to deploy fiber and segment our network, the amplifier cascades will shorten and eventually fall below a certain threshold to allow the full use of the 862 MHz physical spectrum. While this migration to full 862 MHz-networks can happen on an opportunistic basis as we regularly segment our networks according to customer and traffic growth, we are currently investigating a program to accelerate the development to full 862 MHz-networks over the next two years for approximately 50% of our already upgraded bi-directional network. We believe that this will enable us to maintain our competitive advantage, allowing downstream speeds of 100 Mbit/s or potentially faster. Most importantly, we believe that upgrade costs on a per home basis will be significantly lower than those for competing technologies, such as standard VDSL.

Our Strengths

Our business operates in a large and highly attractive geographic area. We are the largest cable television service provider in terms of subscribers, revenues and homes passed in Germany according to our own estimates. Our network coverage area comprises 13 of the 16 German federal states, including the metropolitan areas of the three largest German cities, Berlin, Hamburg and Munich. As of December 31, 2008, the states in which we operate had a population of 47.3 million and 23.6 million homes and they accounted for more than half of Germany’s gross domestic product (‘GDP’), which, on a standalone basis, would constitute the fifth largest economy in the European Union in terms of GDP (Source: Statistical Yearbook (Statistisches Jahrbuch) 2009; Euromonitor). We believe the scale of our operations in combination with our network ownership and our strong Kabel Deutschland brand recognition and loyalty in our regions provides us with a significant advantage and will allow us to disproportionately benefit from growth opportunities in our market.

The German market offers significant growth opportunities for the cable sector. The German broadband Internet access market has grown rapidly over the last five years. Despite this rapid growth, broadband Internet penetration in Germany was estimated at 63% as of December 31, 2009, which was below the broadband Internet access penetration of the most penetrated Western European countries, such as the Netherlands (83%), Denmark (81%), Switzerland (80%) and France (73%) for the year-end 2009 (Source: Screen Digest Ltd., Euromonitor). We believe that, due to its competitive advantage, the German cable distribution technology will continue to attract broadband Internet access customers from other distribution technologies such as DSL. The German Premium-TV market has historically been underdeveloped. We also expect that going forward, we will benefit from further growth potential in our TV business as we continue our roll-out of DVRs and expand our Premium-TV services with the launch of high definition television channels and VoD.

Our core Basic Cable business generates predictable and relatively stable cash flows from operating activities. Cable is the leading TV distribution platform in Germany, with 52.8% of German homes receiving TV signals via cable as of June 2009 (Source: TNS Infratest: Digitalisierungsbericht 2009 (July 2009)).We believe this percentage has remained largely unchanged since 2003 despite the introduction of alternative distribution platforms such as digital terrestrial television broadcast and television via Internet. This stability combined with relatively low churn rates of our direct subscribers of our Basic Cable business and our predictable cost base and capital expenditures have led to strong and relatively stable cash flows from operating activities.

We have a large, underpenetrated customer base and network coverage area. Despite the strong growth we have experienced over the last three years, both our total ratio of RGUs per subscriber of 1.35 as of March 31, 2010 and our total blended ARPU per subscriber at €12.13 for the fiscal year ended March 31, 2010 are low compared to cable operators in other countries due in part to the relatively late roll-out of our New Services. Going forward, our product offerings of Basic Cable, Premium-TV, broadband Internet and fixed-line phone services provides us with the opportunity to cross-sell and up-sell our New Services to existing and new customers. For example, as of March 31, 2010 we had over 0.8 million Premium-TV subscribers and 1.1 million Internet and Phone subscribers. Our goal is to reach a total ratio of RGUs per subscriber of 2.0 and monthly ARPU per subscriber of €20 by 2015. We also believe that our triple play offering, which is currently marketed to 75.5% of our homes passed within our upgraded network coverage area, significantly enhances our ability to attract new customers.

We believe we operate Germany’s second largest media and telecommunications network with superior technology and bandwidth advantage. We believe that the size and reach of our cable network positions us well in the converging German media and telecommunications markets. Our control over the so-called local loop last mile (the physical link that connects a building to the cable network) provides us with increased flexibility in product design and delivery, time-to-market advantages and certain cost advantages relative to operators without their own local loop. Our upgraded cable network has the capacity to transmit analog and digital TV broadcasting signals in parallel with providing broadband Internet, phone and other interactive services to multiple users per household. We believe that with the support of our high quality network we will continue to benefit from increasing broadband Internet penetration and the migration of customers to HDTV and interactive TV applications. As we further implement DOCSIS 3.0, our network will have the ability to consistently deliver broadband speeds of 100 Mbit/s or potentially faster, which is twice the speed of standard VDSL. We therefore expect to maintain our current strong price/performance position for the foreseeable future.

We benefit from scalable economics with a largely fixed cost structure and success-based capital expenditures. We believe our network ownership and large subscriber base allow us to operate on a lower cost basis than many of our German peers, in particular those that lease access line services from or resell services of Deutsche Telekom. Certain of our cost elements, such as a significant portion of our network operations, sales and administrative costs, are fixed, which allows us to generate high incremental returns as we grow our business. Since our network also serves as the platform for our broadband Internet and fixed-line phone products, we benefit from the incremental economics of additional products and services that are delivered over a shared asset base. This is validated by the fact that since the launch of our New Services in March 2006, our Adjusted EBITDA margin increased from 35.0% for the fiscal year ended March 31, 2007 to 43.8% for the fiscal year ended March 31, 2010, despite continued investments in our sales, marketing and service capabilities. We expect that the profitability margin of our New Services will continue to exceed the profitability of the rest of our business. As we have largely completed the upgrade of our network, we expect the majority of our future capital expenditures to be customer and success driven and thus directly linked to incremental RGU and revenue growth.

Experienced management team. Our management team has significant experience in the cable-television and telecommunications industries in Germany, with a proven track record in both of these industries and of increasing productivity and reducing costs, of making strategic acquisitions and of developing and maintaining strong customer relationships. Our Chief Executive Officer joined us in May 2007 and has held senior executive positions in the information and communication industry for 20 years, including Siemens Business Services and Fujitsu Siemens Computers. Our Chief Financial Officer has more than 14 years of experience in the German cable sector, serving as Chief Financial Officer at PrimaCom AG and its predecessor, KabelMedia GmbH, prior to joining us in 2003. Our Chief Operating Officer has extensive experience in the German media sector, holding various positions within the German media-company Kirch Group before joining us in 2003. Our Chief

Marketing Officer joined us in 2007 from Swiss cable operator Cablecom Holdings GmbH, where he was responsible for marketing and sales of its consumer business as well as the product areas.

Our Strategies

Drive growth from our triple play strategy. We believe that our upgraded network provides us with a superior technological infrastructure for delivering triple play services as a high value consumer proposition. We plan to continue to provide comprehensive, innovative multimedia and entertainment service bundles to existing and new customers, offering customers both higher speed and more product breadth at competitive prices. We believe that the competitive price and quality of our bundled services allow us to differentiate ourselves in the market place. As evidenced by our increase in total blended ARPU per subscriber from €8.33 for the fiscal year ended March 31, 2007 to €12.13 for the fiscal year ended March 31, 2010, we have successfully increased our revenues generated from existing customers through cross-selling and up-selling, with the relatively low penetration of our New Services, we believe we are well-positioned for further growth. At the same time, we believe that our ability to provide multiple services to our customers will improve customer retention.

Pursue further growth in our Internet and Phone business. We plan to grow the customer base in our Internet and Phone business by marketing our bandwidth advantage with competitively priced products to both existing and new customers. During the fiscal year ended March 31, 2010, our number of broadband Internet and/or Phone subscribers increased by approximately 291 thousand, indicating that we captured approximately 30% market share of broadband Internet gross additions in our upgraded network compared to the fiscal year ended March 31, 2010. In addition, approximately 70% of those new subscribers also switched their fixed-line phone service to us. As we expand our offering with download speeds of 100 Mbit/s or potentially faster with the deployment of DOCSIS 3.0, we expect to further improve this performance. In May 2009, we introduced Kabel Deutschland-branded mobile phone and data services, which allows us to offer and market the full range of telecommunications services to our broadband Internet and fixed-line phone subscribers. In addition, we have recently started offering specific products to meet the broadband Internet and fixed-line phone needs of home offices and small and medium sized enterprises. We believe there are approximately 760 thousand home offices together with small and medium sized enterprises in the upgraded part of our network coverage area that we market to, and we intend to focus on penetrating this market.

Drive innovation in the TV market. We plan to continue to introduce innovative and comprehensive multimedia and entertainment services for the Premium-TV mass market. Since the launch of our pay-TV products we have continued to add new channels and introduced our DVR product, Kabel Digital+, to improve our customers’ experience. We continuously optimize our digital channel line-up to enhance the quality and quantity of our programming. Within the next six months, we intend to introduce interactive TV features such as VoD and our next generation DVR. These services have already been successfully introduced in other markets and we are at the forefront of introducing them in the German market. As a result, we believe that we will further differentiate ourselves from other TV distribution platforms and technologies which will allow us to attract new subscriptions and increase our ARPU per subscriber due to cross- and up-selling and bundling activities.

Strive for operational excellence. We continuously monitor our customers’ perception of the quality of our services and aim to maintain high levels of customer satisfaction. We have, for example, instituted a program to further increase the availability and service quality of our call centers, thereby improving performance on our service hotline and reaction time with respect to network outages. In addition, we have a technical field team capable of installing more than two thousand new Internet and Phone subscribers per working day with tight controls on installation quality and costs. We will continue to focus on operational excellence by delivering products offering the best combination of consistent quality, lower cost and faster response times. We place the customer first and aim to improve the customer experience while emphasizing efficiency and reliability. We also closely evaluate the effectiveness of our different sales channels and marketing efforts.

Consolidate our direct customer base through selective acquisitions. We evaluate potential value accretive acquisition targets from time to time and, subject to market conditions and regulatory approval, will continue to consider opportunities to consolidate our customer base through acquisitions of related businesses in our existing network coverage area. We intend to focus on opportunities where we can maximize overlap with our existing network and creating operational and revenue synergies. We are in continuous discussions in relation to a potential acquisition of the majority of the assets of TeleColumbus; the outcome of these discussions cannot be foreseen at this time. We believe that due to our proven track record of integrating past acquisitions, we will be able to successfully integrate companies and realize synergies.

Maximize shareholder value by focusing on cash flow growth. We are committed to maximizing value for our shareholders by exploiting the growth opportunities we believe are available to our business and generating high incremental returns on our investments. We intend to leverage the scalability of our operations and our significant historical network investments to translate revenue growth into margin and cash flow improvement. As a result of our efforts to exploit the economies of scale resulting from the fixed cost nature of operating our network and to maximize revenues per household, our Adjusted EBITDA margin increased to 43.8% for the fiscal year ended March 31, 2010 from 35.0% for the fiscal year ended March 31, 2007.

Material Contracts

We have entered into various long-term SLAs with Deutsche Telekom and certain of its affiliates that are significant to our business. The various services offered by Deutsche Telekom are defined under so-called ‘Term Sheets’ that are part of the service level agreements. For a list of material contracts see ITEM 10C ‘Material Contracts’.

The Risk Management System for KDG

Risk Management means the collectivity of all organizational rules and measures to identify risks and the handling of those risks which are compliant with the management strategy.

The risk management system is an integral component of all processes within our organization. It is designed to assist in identifying unplanned developments as early as possible so they can be actively controlled by management.

Our risk environment can change quickly and unexpectedly as a result of various influences. It is therefore necessary to be able to react quickly to try to ensure that no situation can cause substantial damage to the existence or have long-term impact on assets, financial position and earnings.

In general, the operating units are responsible for the identification and the taking of risks. Therefore, all managers perform an additional task as risk managers, this means they have the authority for risk responsibility and monitoring the risks. The system is supported by the central risk management unit which carries out risk controlling. The segregation of duties is ensured.

Risk controlling has process responsibility and produces the quarterly reports for the management board which enable detailed assessment and full transparency of the risk situation. In addition to the regular standard reporting, immediate reporting is put in place if the early warning system shows a certain risk measure to exceed a critical value or if special circumstances demand investigations. Furthermore, risk controlling is responsible for the continuous development of the risk management system and for setting organization-wide standards. Risks which overlap departments are also monitored here.

Within the framework of the in-house risk management system the below mentioned risks are monitored closely in order to act with measures if necessary.

Regulation

German law and regulation draws a distinction between telecommunications and media laws. In general, telecommunications law applies to the establishment and operation of technical infrastructures for communication, whereas media laws apply to the content of such communication. In addition to these telecommunications and media laws, we are subject to antitrust regulation, zoning laws and certain environmental laws and regulations.

Telecommunications Regulation

Telecommunications services and the operation of telecommunications networks are subject to the regulatory regime of the telecommunications act (Telekommunikationsgesetz) of June 22, 2004 (the ‘Telecommunications Act’) and certain regulations under the Telecommunications Act. These regulations contain further provisions in respect of, and in addition to, certain sections of the Telecommunications Act. The Telecommunications Act implements the European Regulatory Framework for Electronic Communications Networks and Services (the ‘Framework’) that consists of, amongst other things, the Framework Directive (2002/21/EC), the Authorization Directive (2002/20/EC), the Access Directive (2002/19/EC), the Universal Service Directive (2002/22/EC) and the Directive on Privacy and Electronic Communications (2002/58/EC). In November 2009, the European Parliament, following a proposal by the European Commission, passed legislation amending certain directives within the Framework in order to strengthen competition and consumer rights in Europe’s telecom markets and to facilitate access to high-speed broadband Internet connections. The changes to the existing Framework became effective on December 19, 2009, and must be transposed into national law by June 2011. The aims of the 2009 reform are, in particular:

•	to strengthen mechanisms for regulating operators with significant market power in key markets;

•	to progressively reduce ex-ante sector specific rules and, ultimately, for electronic communications to be governed by competition law only;

•	to give appropriate incentives for investment in new high-speed networks;

•	to strengthen the independence of national regulatory authorities;

•

to increase flexibility in spectrum management and access to spectrum through technology and service neutral authorizations, such authorizations allowing requirements tailored to the promotion of media pluralism as defined by member states; and

•	to strengthen consumer’s rights, consumer protection and to improve the level of security of electronic communications.

The Telecommunications Act contains provisions regarding, among other things: (i) the establishment and powers of a regulatory body; (ii) notification requirements; (iii) the granting of rights of way; (iv) the allocation of frequencies; (v) access obligations; (vi) the regulation of fees for the provision of telecommunications services; and (vii) abusive behavior. In principle, regulation of access and fees applies to providers which have significant market power in their respective markets. However, under certain conditions, the FNA may impose obligations on operators with control over end-user access even if those operators do not have significant market power.

Important aspects concerning the regulation of access and fees for broadcasting and cable television markets are determined by a market definition and market analysis procedure, which is conducted by the FNA. The outcome of this market analysis must be in line with the Framework Directive (2002/21/EC) and further directives of the Framework. In particular, national regulators must take into account the European Commission Recommendation (the ‘Recommendation’) on product and service markets within the electronic communications sector. In 2003, the Recommendation presumed one relevant market for the broadcasting sector: broadcasting transmission services to deliver broadcast content to end-users on the wholesale level. In Germany, (i) the TV signal feed-in market for broadcasters (Einspeisemarkt) and (ii) the TV signal delivery market to Level 4 network operators (Signallieferungsmarkt) were deemed to be within Market 18 pursuant to a final market definition and market analysis published by the FNA in October 2006. Nevertheless, the FNA is entitled to define further markets for regulation, even though they are not listed in the Recommendation. At the end of 2007, the European

Commission revised the Recommendation and removed Market 18 from the list of markets warranting special observation. While the FNA may still regulate the former Market 18, removal of Market 18 by the European Commission will require the FNA to re-evaluate its market definition and analysis in the pending review of the markets, which commenced in April 2009. In a draft market analysis published in April 2009, the FNA announced that the cable markets will be removed from the list of national markets that are subject to ex-ante regulation, arguing that general competition law is sufficient to remedy any deficiencies.

The FNA ordered Deutsche Telekom to offer access to certain infrastructure needed by competitors to set up their own VDSL products and announced in the recently initiated new market analysis procedure for the Internet Protocol (‘IP’) bitstream market and the draft regulatory order to extend its rulings to VDSL bitstream access. This might strengthen the competitors who depend on the infrastructure of Deutsche Telekom, which may lead to increased competition.

On February 18, 2009 the German federal government announced its broadband Internet strategy (Breitbandstrategie der Bundesregierung), which aims to connect all German homes to broadband Internet by the end of 2010 and 75% of German homes at speeds of at least 50 Mbit/s by 2014. On May 13, 2009, with an amendment on March 17, 2010, the FNA outlined a regulatory framework for the further development of a modern telecommunication infrastructure and the creation of a high-capacity broadband infrastructure (Eckpunkte über die regulatorischen Rahmenbedingungen für die Weiterentwicklung moderner Telekommunikationsnetze und die Schaffung einer leistungsfähigen Breitbandinfrastruktur). The focus of this regulatory broadband framework is growth and innovation, and has four essential objectives:

•	mitigating the risks resulting from investments in fixed-line infrastructure;

•	safeguarding the ability of the operators to invest and innovate by granting appropriate access and ensuring adequate remuneration for such access;

•	a high degree of reliability with regard to the regulatory framework; and

•	transparency.

The FNA has announced that future decisions will take these objectives into account.

In addition to the Telecommunications Act, the Act on Radio Equipment and Telecommunications Terminal Equipment (Gesetz über Funkanlagen und Telekommunikationsendeinrichtungen) of January 31, 2001, as amended, and the Act on Electromagnetic Compatibility of Equipment (Gesetz über elektromagnetische Verträglichkeit von Betriebsmitteln) of February 26, 2008, as amended, contain provisions applicable to the operation of telecommunications networks and equipment. In particular, telecommunications equipment must satisfy health and safety requirements and conform to certain technical standards. The Act on Electromagnetic Compatibility of Equipment was amended in 2009. An ordinance issued by the Federal Government Act on Electromagnetic Compatibility of Equipment, the Verordnung zum Schutz von öffentlichen Telekommunikationsnetzen und Sende- und Empfangsfunkanlagen, die in definierten Frequenzbereichen zu Sicherheitszwecken betrieben werden (Sicherheitsfunk-Schutzverordnung—SchuTSEV) dated May 13, 2009 imposes obligations on cable network operators to minimize interferences with radio, in particular aircraft radio communication services. To ensure compliance with the ordinance, we intend to digitize two analog channels in several stages by end of 2010.

The Regulatory Body. The FNA is responsible for the regulation of the German telecommunications market. It has various powers in respect of the enforcement of telecommunications laws and regulations. Decisions of the FNA may be challenged before the competent courts.

Notification Requirements. The operation of telecommunications networks and the provision of telecommunications services do not require any licenses from any regulatory body. However, commercial operators of public telecommunications networks and commercial providers of telecommunications services for the general public must notify the FNA of the commencement, any modification and the termination of their business activities.

Granting of Rights of Way. Operators of public telecommunications networks that wish to use public streets, squares, bridges and public waters for the laying and operating of telecommunications lines have to apply to the FNA for the granting of respective rights of way. In particular, the FNA must determine whether the applicant has demonstrated sufficient professional expertise, reliability and financial capability to operate telecommunications lines. On October 26, 2004, we were granted by the FNA all necessary rights of way throughout the territory in which we operate our networks.

Allocation of Frequencies and Avoidance of Harmful Interferences. In principle, a frequency allocation by the FNA is required for the use of frequencies in our cable network under the Telecommunications Act. However, under the regulation regarding the frequency range allocation plan (Frequenzbereichszuweisungsplanverordnung), frequencies in cable networks within the frequency range of 9 kHz to 3 GHz may be used without allocation by the FNA, provided that (i) the frequencies are not used in frequency ranges within which security-related radio services are operated and (ii) electromagnetic interferences do not exceed a specified threshold. In cases where these conditions are not satisfied, the FNA is authorized to issue specifications for the use of the relevant frequencies. The operation of our cable network may in the future, either generally or in certain areas, become subject to such specifications. The Telecommunications Act provides that the FNA must, as a rule, revoke frequency allocations for analog broadcast transmissions no later than 2010 for television and 2015 for VHF (UKW) radio broadcasting. The wording of the relevant provision does not specify whether this only applies to radio frequencies or also to frequencies within cable networks that currently do not require a frequency allocation. The FNA has not issued an official position in this regard. We consider it unlikely that this provision will be applied to cable networks.

The auction of certain frequencies previously devoted to broadcasting for wireless access by the FNA could adversely affect our business as it may limit our ability to use the same frequencies in our networks. We have appealed against the FNA’s decision because we believe that the decision to auction these frequencies was made without sufficient consideration to protective measures to ensure proper functioning of our networks and in particular CPE.

Regulatory Framework for Providers with Significant Market Power. Based on the current market definition and market analysis from October 2006 the FNA published a regulatory order in April 2007 according to which we, as well as Kabel BW and Unitymedia, were each found to have significant market power (i) in the market for TV signal feed-in and (ii) the market for TV signal delivery to Level 4 network operators in the respective network areas.

Access Obligations. The FNA may impose on operators of public telecommunications networks with significant market power the obligation to grant other companies access to their services or to their networks. In particular, the FNA may impose the obligation to grant access for certain telecommunications services on an unbundled basis. For this purpose, the operator must offer access to its network in a manner that allows the other party not to purchase any services that it does not require. Under certain conditions, the FNA may also impose access obligations if the operators do not have significant market power but control end-user access.

Among other things, the FNA is authorized to impose on operators the obligation (i) to grant access to certain network components and certain facilities as designated by the FNA, and (ii) to offer the re-sale of their telecommunications services on a wholesale basis. The FNA has discretion to determine whether access must be granted or re-sale must be offered.

Regardless of whether or not an operator has significant market power, it is obliged to offer any other operator upon its request the interconnection of both parties’ networks, provided the interconnection is technically feasible. We are subject to such obligation in respect of those parts of our networks that have bi-directional transmission capability.

If the FNA imposes the obligation on an operator to grant access to its networks, and if any third-party requests an offer from such operator for access and fails to come to an agreement in this respect with such operator, the FNA is entitled to order the access and provide for the terms and conditions (including fees) of such access.

The regulatory obligations currently imposed on us by the FNA in its Market 18 order of April 2007 with regard to TV signal feed-in include:

•

a transparency obligation with regard to technical specifications, network features, provisional conditions and fees. This information on all our feed-in offers must be published for interested parties (but not for the public); and

•	ex-post regulation of feed-in fees, although there is no obligation to notify the FNA in advance of feed-in fees.

The regulatory obligations currently imposed by the FNA on us with regard to TV signal delivery to Level 4 network operators include:

•

an access obligation for the delivery of broadcasting signals to downstream operators (Level 4) at the handover point (Übergabepunkt) for networks of up to 500 households (Wohneinheiten), including shared use of points at a reasonable price. Therefore, access to our network at a local point cannot be denied to Level 4 network operators if access is technically feasible;

•

a non-discrimination obligation—access agreements must be impartial, comprehensible and adequate and include equal opportunities for all Level 4 network operators. Individual deviations are allowed for ‘objective’ reasons only;

•	to provide collocation for the purpose of granting signal delivery access and, as part of this, give operators and their agents access to these facilities at all times;

•

a transparent cost allocation obligation—access prices and internal transfer prices for signal delivery must be configured transparently. On request, sales volumes and revenues of external and internal signal delivery products must be provided to the FNA;

•	ex-post regulation of signal delivery fees, including an obligation to notify the FNA of tariff amendments in advance and to disclose individual prices to the FNA; and

•

an obligation to publish a reference offer (Standardangebot) for our signal delivery products to Level 4 network operators. The reference offer must include all necessary technical and commercial information including prices and shall enable Level 4 network operators to accept such offer without any further negotiations.

No resale obligation has been imposed on us. Our standard offer was approved by the FNA in March 2009. In August 2009, a Level 4 network operator applied with the FNA for an access order against us with regard to our networks in two German towns in which the Level 4 network operator had operated on the basis of so called B1-contracts. On December 23, 2009, the FNA issued an order that we must grant the Level 4 network operator access in these areas on the basis of our transitional pricing offer for networks operated on August 24, 2009 and, for networks started thereafter, on the conditions of our standard offer. We appealed this decision on the basis that there was no legal basis for this order since we had not denied access to the Level 4 network operator. In April 2010, the FNA determined that the prices that PrimaCom be required to pay to us reflect our offer to PrimaCom. Subsequently, we have withdrawn our appeal against the access order.

Rate Regulation for Telecommunications Services. Under the Telecommunications Act, an operator of a telecommunications network which has significant market power is prohibited to charge excessive access fees. Our fees for signal delivery to Level 4 network operators and carriage of feed-in signals from broadcasters are subject to ex post regulation. If, during an ex post review, such fees are found to infringe the requirements of the Telecommunications Act, the FNA must declare such fees void and it may either direct the affected operator to adjust its fees or provide for fees that are not abusive. We must notify tariff changes of our signal delivery fees two months before they become effective and must disclose individual prices deviating from tariffs to the FNA. In particular, prices are deemed abusive if any such operator charges fees that (i) only prevail in the market due to the significant market power of the operator, (ii) unjustifiably place its competitors at a significant competitive disadvantage or (iii) are discriminatory. Among other things, an unjustified competitive disadvantage for the competitors of the operator is presumed by law in case of margin squeezes between wholesale and retail prices. Moreover, end user tariffs may be subjected to tariff regulation by the FNA. We are not subject to end user regulation on the cable access side of our business.

In August 2009, a Level 4 network operator has alleged cost-price squeezes and filed a formal complaint with the FNA. On December 23, 2009 the FNA dismissed the Level 4 network operator’s complaint and initiated a new proceeding to examine the allegations that the margin between our signal delivery tariffs of our standard offer and our end customer prices for Level 4 connection to the customer’s prices are not sufficient to make Level 4 network operator’s business viable. In April 2010, the FNA rejected the complaint. If the FNA decides to remove signal delivery from sector regulation, we will no longer be subject to rate regulations under the Telecommunications Act.

The FNA may also subject us to an ex-ante regulation with regard to fees charged for signal delivery to Level 4 network operators. In the case of an ex-ante review, the operator is required to apply to the FNA for fees approval before the fees can be introduced in the market. As part of its approval process, the FNA determines whether or not the fees exceed the costs of efficient service provision. If the FNA decides to remove signal delivery from sector regulation, we will no longer be subject to rate regulations under the Telecommunications Act.

Abusive Behavior. In addition to prohibiting the charging of abusive fees, the Telecommunications Act provides for a general prohibition of abusive behavior in the telecommunications markets by operators of telecommunications networks with significant market power. In particular, such abuse includes discriminatory and restrictive practices.

The FNA may prohibit abusive behavior and declare particular agreements void. The FNA may also confiscate profits generated from abusive behavior if certain conditions are met. Moreover, the FNA has the authority to impose an administrative fine on any company that fails to comply with its rulings regarding abusive behavior. To date, the FNA has never used any of these powers against us.

Fixed-Line Phone and Internet Access Regulation, Interconnection, Call Termination. With respect to the commercial provision of (narrowband) phone services to end-customers based on a self-operated fixed-line telecommunications network, the aforementioned provisions of the Telecommunications Act as regards notification, granting of rights of way, allocation of frequencies, access obligations, regulation of fees and abusive behavior also apply. In particular, if we are deemed either to have significant market power in the relevant market or to control end-user access, the FNA may impose access obligations on us, order the interconnection of end-customers and regulate the fees charged to end-customers.

We are also deemed to have significant market power pursuant to a ruling by the FNA of September 7, 2009 with respect to market 3 (call termination on individual public phone networks of alternative network operators provided at a fixed location) of the Recommendation. Under the ruling, fees we charge in this market are subject to ex-post regulation by the FNA. The practice is that the rates are reciprocal with Deutsche Telekom for call termination services in our telecommunications network. In addition, all our call termination agreements must be non-discriminatory and respect certain transparency standards.

Interconnection Agreements with Deutsche Telekom. Alternative phone service providers generally enter into an interconnection agreement with Deutsche Telekom in order to allow their fixed-line phone customers to call subscribers of other fixed and mobile telecommunications networks and to be called by third parties. The fees Deutsche Telekom charges for its interconnection services are subject to an ex-ante review by the FNA. In addition, the FNA has ordered Deutsche Telekom to publish a reference interconnection offer. Deutsche Telekom’s reference offer has been under review by the FNA. The currently existing interconnection agreement between alternative phone service providers and Deutsche Telekom may be terminated by Deutsche

Telekom and replaced with a standardized agreement based on the reference interconnection offer approved by the FNA. We have entered into an interconnection agreement with Deutsche Telekom.

Mobile Phone and Mobile Web Services. In May 2009, we started to offer Kabel Deutschland-branded mobile phone services to individual customers in co-operation with a German mobile network provider. In this capacity, we are not subject to any specific licensing or access obligations, nor are we in a dominant market position. The general telecommunication-related laws concerning data and consumer protection, as well as general competition law, apply. As mobile service provider, we are also subject to the supervision of the FNA.

Consumer Protection. Pursuant to the Telecommunications Act, we are obliged to comply with various provisions for the special protection of end-users (customers) regarding, among other things, (i) the formation of agreements, (ii) the subject matter and the termination of contracts and certain rights and obligations of the contracting parties and of third parties engaged in telecommunications traffic, (iii) quality of service, (iv) details of delivery periods, (v) the operator’s liability vis-à-vis the end-users, (vi) the way in which reference is made to standard terms and conditions and fees, (vii) requirements deriving from the Universal Service Directive, (viii) entries in directories and directory enquiry service databases, (ix) the blocking of the subscriber’s line, (x) itemized bills, (xi) out-of-court dispute resolution procedures for customers and (xii) declaration from property owners. The protection of end-users will be further strengthened by the abovementioned reform of the Framework.

The Telecommunications Act and other federal acts have been amended in 2009 to take into account certain consumer protection issues. The changes aim, among other things, to facilitate the termination of agreements and enforcement of legal remedies by end-users and to provide for stricter rules for operator customer acquisition practices, especially with regard to unwanted phone marketing, known as “cold calling”. Within the EU, the Privacy and Electronic Communications (EC Directive) Regulations 2003 and within Germany, the UWG (Gesetz gegen den unlauteren Wettbewerb) and the Telecommunications Act, make it unlawful to approach prospective subscribers for direct marketing purposes via a phone without the express prior consent of the subscriber. Fines may be charged in case of an infringement.

Number Portability. Each public phone network operator is obliged to enable its customers to retain their phone number, in the case of geographic numbers, at a specific location, and to allow for number portability. This requirement may become more stringent once the 2009 changes to the Framework have been implemented.

Numbering Issues. The FNA is the competent authority for the administration of numbering issues. It is responsible for structuring and configuring the national number space in Germany. The FNA also allocates (telephone) numbers to telecommunications network operators, telecommunications service providers and end-users. When we are allocated numbers (for example, local numbers for end-customers or a technical number in order to implement number portability), we are obliged to comply with certain conditions (for example, with regard to the transfer of numbers), as set out in the respective number allocation rules issued by the FNA. Furthermore, we must observe certain statutory provisions with regard to premium-rate numbers. The FNA is authorized to impose fines of up to €100 thousand in order to enforce its regulations on numbering.

Privacy of Telecommunications—Data Protection and Public Safety. Each provider of telecommunications services is obliged to maintain telecommunications privacy. This means that the content and detailed circumstances of telecommunications, in particular the fact of whether or not a person is or was engaged in a telecommunications activity, must not be disclosed to third parties.

In addition, each operator is obliged to protect the personal data of telecommunications subscribers and users in connection with the collection and use of such data. The relevant sections of the Telecommunications Act provide for the collection and use of personal data.

Furthermore, any person offering publicly available phone services is obliged to provide all users with free access to emergency services by using the European-wide emergency call number ‘112’ and any additional national emergency call numbers.

Each provider of telecommunication services is obliged to make appropriate technical arrangements or take other measures in order to protect the privacy of telecommunications and personal data and telecommunications and data processing systems against (i) unauthorized access, (ii) any faults which would result in considerable harm to telecommunications networks and (iii) external attacks and the effects of natural disasters. In addition, it is obliged to nominate a security commissioner (Sicherheitsbeauftragten) and to draw up a security concept (Sicherheitskonzept) setting out (i) which telecommunications systems are to be used and which publicly available telecommunications services are provided, (ii) any potential hazards and (iii) which technical arrangements or other safeguards have been made or put in place or are planned.

Since September 1, 2009, providers of telecommunication services are obliged to notify unlawful transfer or leakage of inventory and call data to the FNA and to the individuals affected by such transfer or leakage.

Interception and Information Requests from Law Enforcement Authorities. Each operator of a telecommunications system on which publicly available telecommunications services are provided has to provide, at its own expense, technical facilities for telecommunications interception by law enforcement authorities. The administrative and procedural details of the telecommunications interception are specified in the revised telecommunications interception regulation (Telekommunikations-Überwachungsverordnung), whereas the technical details (for example, relating to transmission protocols) are specified in the ‘technical guideline: requirements for the implementing of statutory telecommunications monitoring operations’ (Technische Richtlinie zur Beschreibung der Anforderungen an die Umsetzung gesetzlicher Maßnahmen zur Überwachung der Telekommunikation). The FNA regularly updates the technical guideline in order to reflect developments in technology, such as the use of e-mail and VoIP, for example.

Each operator of a telecommunications network or provider of telecommunications services used to be obliged to collect and store certain data for a certain period of time with regard to the telecommunications traffic across its network in order to comply with statutory provisions related to law enforcement. Following a decision of the Federal Constitutional Court of March 2, 2010, the legal basis for such storage is now unconstitutional and void. Therefore, there is no storage obligation until the legislature has passed a constitutional basis for data storage. Such new legislation may cause additional burdens on our group.

Telecommunications Contribution Charges. Telecommunications network operators and telecommunications service providers must pay a contribution charge to covert costs incurred by the activities of the FNA. The FNA has published its regulation setting out the criteria determining the amount of the contribution charges at the beginning of 2009. The market share in the fixed-line phone market is the relevant factor in calculating the amount of the contribution charges.

Internet Access. With respect to the commercial provision of Internet access services to end customers based on a self-operated fixed-line telecommunications network, the same provisions of the Telecommunications Act apply. The regulations under the Telecommunications Act do not differentiate between content (phone or Internet data) transmitted via the telecommunications network.

Even though the Recommendation does not provide for a national market for Internet access, the FNA has examined the markets for Internet access services in Germany. We were not found to have any significant market power within the market for Internet access services. Therefore we are not subject to any competitive regulation with regard to Internet access market.

With regard to the provision of Internet access via our network, certain statutory provisions apply. Internet access providers are generally not obliged to monitor the content transmitted via their telecommunications infrastructure if their role is strictly limited to the technical transport of the signals. Otherwise, certain monitoring obligations pursuant to the State Broadcasting Treaty (see Media Regulation) may apply.

Media Regulation

Regulation of the media is subject to the legislative authority of each of the 16 German federal states (Bundesländer). Each federal state has its own media law; the states have however also harmonized certain parts of their media laws in the overarching state broadcasting treaty concerning broadcasting and telemedia services (Rundfunkstaatsvertrag) (the ‘State Broadcasting Treaty’). The State Broadcasting Treaty establishes the framework of the German broadcasting system. In particular, it provides for a regime designed to ensure that a diversity of views and opinions is secured and delivered in the mix of public and private radio and television channels and their respective programming. The State Broadcasting Treaty, together with the media laws of each of the federal states, regulates (i) the establishment and powers of regulatory bodies, (ii) the licensing of private broadcasters, (iii) notification requirements in connection with the (re-)transmission of radio and television programs, (iv) the allocation and use of transmission capacities and digital platforms, and provides for (v) certain non-discrimination rules with respect to technical and business aspects of the transmission of programs. The State Broadcasting Treaty, and as a corollary the media laws of the federal states, are under permanent revision, as the legislators see the need to adapt the law to technological and economical changes in the media field constantly.

The State Broadcasting Treaty has been amended in 2008 to introduce a distinctive ‘platform’ regulation and specific rules concerning the scale and scope of obligatory digital retransmission of programs or bundles of programs. The revised treaty came into force on September 1, 2008. The European Directive 89/552/EEC on the provision of audiovisual media services (the ‘Audiovisual Media Services Directive’), which forms the basis of certain of the provisions in the State Broadcasting Treaty, was amended at the end of 2007. The amendments provide for reductions of the regulatory burden on Europe’s providers of TV and TV-like services to allow for more flexibility for financing audiovisual content by new kinds of advertising. They also include new definitions of linear and non-linear services having an effect on the German distinction between broadcasting and telemedia services. Some of the Directive’s amendments have been implemented into national law in June 2009. This did not lead to an adverse effect on our business so far, as the near-VoD services offered by us continue to be considered as telemedia services. To implement other sections of the Directive, the State Broadcasting Treaty was amended by the federal states between October 30, 2009 and November 20, 2009 and came into force on April 1, 2010. According to these amendments, when offering the near-VoD services, we will have to adhere to certain regulations, including advertising and product placement regulations as well as minimum quota for European works.

The establishment, the functions and the obligations of the public broadcasters are regulated separately.

The Regulatory Bodies. As a rule, each German federal state has established its own independent regulatory body, the state media authority (Landesmedienanstalt), for the regulation of the private broadcasting sector and platform providers. The states of Berlin/Brandenburg and Hamburg/Schleswig-Holstein have established a joint regulatory body. A number of joint committees among the state media authority exist to coordinate certain aspects of media regulation. In an effort to further concentrate regulatory competences, a new commission has been formed in 2008 to handle central aspects of media regulation (Kommission für Zulassung und Aufsicht, the ‘ZAK’).

The state media authorities and the ZAK are primarily responsible for the licensing and supervision of private broadcasters and the allocation of transmission capacities for radio and television channels. In most states, they are also required to run, or to supervise, ‘open channels’ (amateur radio and television channels). The state media authorities have the power to supervise the compliance with, and to intervene against infringements of the provisions of the State Broadcasting Treaty regulating matters as the use of conditional access systems, application programming interfaces and electronic program guides and the charging of fees from broadcasters and other content providers.

The state media authorities have various powers to enforce compliance with the law. Any decisions of the state media authorities can be challenged before the competent administrative courts. The regulatory body in the field of telecommunications, the FNA, has similar jurisdiction and powers with respect to the subject matters mentioned above. To some extent, the jurisdictions overlap.

License and Notification Requirements. Private broadcasters are required to obtain broadcasting licenses from the competent state media authority in accordance with applicable state laws. In contrast, the operation of cable networks for the transmission of radio and television programs does not require a license from a state media authority. In certain states, however, a notification to the state media authority is required in connection with the operation of cable networks. The State Broadcasting Treaty has introduced a general notification requirement for digital platform providers. In addition, the analog and digital transmission of radio and television channels transmitted via cable networks must be notified. The operators of cable networks and other relevant parties are also required to notify the state media authorities of (i) the use of conditional access systems and electronic program guides, (ii) title to application programming interfaces and (iii) their feed-in fees. This requirement also applies with respect to subsequent changes of the foregoing.

Media Concentration Control. The German Commission on Concentration in the Media (Kommission zur Ermittlung der Konzentration im Medienbereich, ‘KEK’) is authorized to decide whether a private broadcaster can exercise a predominant influence on public opinion with the programs attributable to it and to take measures to prevent such predominant influence.

A predominant influence is presumed if channels attributable to one company achieve an average annual viewer share of at least 30%. A predominant position is also presumed if a company reaches an annual viewer share of at least 25% and other factors which enhance the Company’s influence on public opinion apply, for example, if the Company or a controlling shareholder holds a dominant position in other media (e.g. print media). Among other cases, channels which are influenced by another company are attributable to that company.

KEK has taken the view that some channels that are produced by independent channel operators but are part of our pay-TV packages are attributable to us based on our contractual rights with regard to the quality of the programming. According to past decisions of the KEK, a legally relevant influence is given since we need to consent to a change in the concept of the program or since there are contractual guidelines for the program schedule or other provisions with regard to the content of the programming. Thus, some but not all of the channels that are part of our pay TV packages are, according to the decisions of the KEK, attributable to us. However, our viewer share based on such attribution is well below 25%.

In case of a change to our shareholder structure there is no duty to file an application for a clearance by KEK. However, we are deemed by KEK to have a duty to provide information to the media authorities of the changes.

Operation of Digital Platforms. The operation of digital platforms for television is governed by the State Broadcasting Treaty and in some cases by the media laws of the German states. In general, providers of telecommunications services via technical digital platforms, which distribute broadcast or comparable telemedia services, must guarantee that the distribution technology used in the technical digital platform allows diversity of offers. They are prohibited from restricting or discriminating against broadcasters or providers of telemedia, in particular, through the use of conditional access systems, application programming interfaces and navigators or pricing models. They must comply with certain must-carry and can-carry rules. Moreover, providers of telecommunications services are required to notify the state media authorities of the use of conditional access systems and navigators and of the title to any application programming interfaces. The platform regulations of the State Broadcasting Treaty are technology-neutral and therefore, the rules applicable to digital cable television also apply to other digital platforms, including IPTV. See License and Notification Requirements.

As required by the State Broadcasting Treaty, the state media authorities have enacted an ‘ordinance on the access to digital services and on regulation of digital platforms’ (Satzung über die Zugangsfreiheit zu digitalen Diensten und zur Plattformregulierung, ‘ZAP’) which further details some of the obligations of the platform providers. Under the State Broadcasting Treaty and the ZAP we have obligations such as:

•	notify the commencement of the business activities to the state media authority;

•

provide and disclose certain information, such as the television and telemedia services carried on the platform, certain documentation relating to services from abroad and concerning the carriage fees;

•	grant broadcasters and telemedia providers access to all technical services that are needed to use the Conditional Access System;

•	ensure that the basic user interface (navigator) of the platform is non-discriminatory;

•	not charge abusive or discriminatory fees; and

•

grant broadcasters and telemedia providers non-discriminatory access to the platform. Access conditions are deemed reasonable if access is granted as far as possible on an unbundled basis and if the platform operator does not influence the content of the programming without the program provider’s consent.

Broadcasters and telemedia providers have a right to file a complaint against a platform operator before the regional state media authority. On such a complaint the competent media authority will examine whether the provider violates the provisions of the State Broadcasting Treaty or ZAP. The state media authority may order for example that a platform operator must include competing TV packages or channels in its platform.

The competent state media authority, confirmed in a session on November 17, 2009, that the navigator to be offered by us as from 2010 complies with the regulatory requirements of the State Broadcasting Treaty. As of the date of filing this annual report, we have not yet received the formal written confirmation. The navigator is a further developed version of the navigator which we introduced in 2004.

As described above (see Media Regulation), there is a degree of overlapping jurisdiction under the Telecommunications Act and of the State Broadcasting Treaty with regard to carriage fees, conditional access systems/platforms and application programming interfaces.

Allocation and Use of Transmission Capacities. The State Broadcasting Treaty sets forth the rules for the allocation and use of digital transmission capacities and digital platforms for television channels.

In addition, the allocation and use of analog transmission capacities for both radio and television channels and digital transmission of radio channels is governed by the laws of the respective states. Regulations as currently do not explicitly state whether cable network operators are entitled to decide on the amount of capacity they devote to or use for the broadcasting of radio or television channels and which amount they devote to or use for other services such as Internet access. However, the State Broadcasting Treaty contains, at least for digital capacities, provisions indicating the cable operators’ entitlement to make such allocation decision. It is also not clearly stated whether or not the cable network operators can freely determine which capacities they use for analog and for digital transmission. Some of the state media authorities seem to be of the opinion that it is not the cable network operators who are entitled to decide on these questions. Some state media laws or statutes of the state media authorities expressly state the number of cable channels that must be used for the analog transmission of television programs.

Allocation and Use of Analog Transmission Capacities. Regulations regarding the analog transmission of radio and television channels vary from state to state and cable network operators are generally not entirely free to allocate analog channels in their networks. In certain states, the state media authorities make allocation decisions regarding all or almost all of the analog channels available in the network. In other states, the law defines a number of ‘must-carry’ channels, while the network operator is entitled to allocate the remainder of the capacity. An increasing number of states have adopted more liberal allocation regimes which grant network operators the right to allocate a limited number of channels, subject to certain legal constraints and as long as such allocations do not conflict with the state media authority’s policy with respect to the diversity of opinions. In some cases, a certain portion of channels is given to the network operator to be allocated as they see fit under purely economic considerations (within the confines of the general laws).

In general, state media authorities prioritize the allocations of channels based on the following order:

•	channels of the respective state’s public broadcasters;

•	channels of private broadcasters (including local and regional channels) licensed in the respective state and open channels;

•	other general interest channels of private broadcasters;

•	special interest channels of private broadcasters; and

•	telemedia services.

In some states the state media law grants preference to channels that are terrestrially receivable within the state, the introduction of DTT in several metropolitan areas in Germany also affects the allocation of analog cable capacities. DTT allows—under the current compression technology—for the reception of 24 to 31 channels, which according to the interpretation of the law by some media authorities leads to a ‘must-carry’ status of the digital terrestrial channels. We challenged in court such interpretation of the law in the case that went before the European Court of Justice. The Court found the must-carry status of digital terrestrial channels not to be a violation of the Universal Service Directive. The Court emphasized that such obligations imposed on us must be tested according to the principle of proportionality. Therefore, it could adversely affect our business if legislators will adhere to or even newly introduce this kind of must-carry rules. Whether and to what extent they will do so, is unclear as of now.

Rules relating to the allocation of radio channels are usually somewhat less strict than those relating to television channels.

Broadcasters have the right to file a complaint with the relevant state media authority in the event that cable network operators unlawfully refuse to transmit their signals. The state media authorities are vested with the power to order the transmission of channels upon such complaints, provided that the respective broadcasters programs enjoy ’must-carry’ status or that the network has sufficient excess capacity. Whether or not the broadcasters, in particular those enjoying ’must-carry’ status, are entitled to assert claims for distribution directly against the cable network operator is unclear. It is standard practice that a cable network operator’s obligation to transmit ’must-carry’ programs is subject to a carriage agreement with the respective broadcaster. In the absence of such a carriage agreement, it has proven difficult for the cable network operator to claim carriage fees.

Allocation and Use of Digital Transmission Capacities. As pointed out above, the State Broadcasting Treaty also governs the digital transmission of television channels by cable operators and platform operators. The State Broadcasting Treaty prioritizes the allocation of digital transmission capacities in three different categories of channels:

•

First Tier: Each operator must allocate up to one third of the overall digital capacity of its network available for the distribution of radio on one television channel to (i) public broadcasters channels, including the third channels, (ii) channels of private broadcasters with regional program windows and (iii) regional and local private broadcasters licensed in the relevant state as well as Open Channels.

•

Second Tier: Each operator must allocate transmission capacity equivalent to the capacity allocated to the first tier of his network on the basis that the mix of channels provides for a variety of broadcasters and channels taking into account the interest of the subscribers. This allows for a certain degree of discretion on the part of the network operator.

•	Third Tier: Operators are free to allocate the remainder of the capacity subject only to certain general legal constraints.

As mentioned above, the State Broadcasting Treaty effective from September 1, 2008 includes a provision implicitly indicating that it is in the cable operator’s discretion to determine which portion of capacity they allocate to the digital transmission of radio and television channels and telemedia services on the one hand, and telecommunications services on the other.

The operator is not entitled to de-bundle the digital program packages of public and private broadcasters and to compile their contents and other programs into new program packages for its own marketing without the broadcaster’s consent. However, the State Broadcasting Treaty acknowledges the cable operator’s right to make changes that serve to enhance technical efficiency as long as such changes do not have negative effects on the agreed-upon delivery standard. It is uncertain whether this entitlement includes the right to encrypt the digital broadcasting signal without the broadcaster’s consent, in order to make sure that only entitled subscribers can watch the digital broadcasted contents.

The rules regarding the allocation of digital transmission capacities for radio channels vary from state to state. The State Broadcasting Treaty has introduced unified must-carry obligations for radio channels.

Regulation of Fees. Under the State Broadcasting Treaty, fees for the transmission of radio and television channels and of telemedia services may not be restrictive or discriminatory. It is unclear whether this requirement also applies to fees for the licensing of conditional access systems, application programming interfaces and electronic program guides. The State Broadcasting Treaty makes such interpretation more likely. The operators of cable networks and platforms are required to notify the state media authorities of their feed-in fees (see License and Notification Requirements) and the state media authorities are authorized to review these fees. State media authorities are required to consult with the FNA before they decide upon investigated infringements of the State Broadcasting Treaty.

Provision of Telemedia Services. Under German law the provision of electronic content offerings that do not constitute either broadcasting services or pure telecommunications services, such as electronic press or VoD offers, are regulated, as far as economic aspects are concerned, by the Telemedia Act in force since March 1, 2007 (Telemediengesetz) and, as far as content aspects are concerned, by the State Broadcasting Treaty. For the regulations to apply it does not matter whether the electronic content service is delivered via fixed-line phone networks, cable networks or other means of distribution or whether the delivery is based on the Internet Protocol or any other transmission standard. The recently passed amendments to the State Broadcasting Treaty which implement the Audiovisual Media Services Directive into German law (see above) did not lead to changes in the differentiation between broadcasting and telemedia services, the outcomes and effects of which are however unclear at the moment.

The provision of a telemedia service does not require a license from, or a notification to, any regulatory body. However, a notification to the state media authority of telemedia services distributed via typical television distribution platforms, such as cable networks, is best practice. The European Court of Justice has ruled that near-VoD offers qualify as broadcasting services under European law. According to the decision providers of near-VoD services must comply with program quotas for European productions. Similarly, the Audiovisual Media Services Directive defines near-VoD services as linear, that is, broadcasting services. However, the revised State Broadcasting Treaty that came into force on June 1, 2009 as well as the newer version that came into force on April 1, 2010 qualify near-VoD offerings as telemedia services, when made available to the customer against a fee, so that cable operators can continue to offer their near-VoD services as they did before without falling under the stricter broadcasting rules (except for certain advertising and product placement rules as well as for minimum quota for European works), in particular with regard to adult content offerings.

In this context, the State Broadcasting Treaty on the Protection of Minors in Broadcasting and Telemedia (Jugendmedienschutz-Staatsvertrag), as amended, provides for the admissibility of adult content offerings under specified conditions, namely ensuring that such content is only made available to closed groups of users by way of identification and age verification systems. As regards the current adult content telemedia service available via our digital platform, the regulatory bodies have found that the system installed by us fully meets the safeguarding conditions.

Antitrust Regulation

In 2007, the FCO initiated proceedings against, among others, ourselves and the two largest German free-TV broadcasters, RTL and ProSiebenSat.1, alleging that certain aspects of the retransmission agreements between us and the broadcasters in connection with the introduction of basic encryption in our cable network served to restrain competition and therefore amounted to an abuse of a dominant market position. The proceedings are pending.

In October 2007, the FCO also started examining our pay-TV offering (Kabel Digital Home) and whether we have been abusing a market dominant position. This examination was closed in June 2008 as the FCO (i) could not find indications that we had a dominant position in the market for the acquisition of broadcasting rights of TV channels and (ii) could not find that we impeded competition.

Since August 2008, the FCO has been examining our business policy regarding the use of set-top boxes with proprietary functions in connection with our digital platform, alleging that it amounts to an abuse of a dominant market position by us. The examinations are pending. A negative outcome could adversely affect our future policy with regard to set-top boxes. Based on similar allegations, the FCO has also initiated individual proceedings against the network operators Unitymedia, Kabel BW and the largest German pay-TV provider, Sky Deutschland. In April 2010, we (and Sky Deutschland) received a warning letter from the FCO alleging that we abused our market dominance by bundling transmission and conditional access services. The FCO intends to prohibit the tying of transmission and conditional access platform services and to require us to authorize only set-top boxes and other Customer Premises Equipment with a CI Plus slot, which is a common interface for conditional access modules of other operators.

In guidelines published in September 2009, the European Commission outlined its view on the use of public funds for the deployment of basic broadband networks as well as the next generation access networks. These guidelines stress the need for any public funding to pass either the so-called ‘private investor test’ or, if such test fails, outlined the distinction between competitive areas (‘black’ areas) where, as a rule, no state aid is necessary and unprofitable or underserved areas (‘white’ and ‘grey’ areas) in which state aid may be justified, if certain conditions are met. A number of safeguards, such as detailed mapping, open tender, open access obligation and technological neutrality as well as claw-back mechanisms, have been proposed in the guidelines in order to avoid the ‘crowding out’ of private investment. The primary objective of these guidelines is to foster a wide and rapid roll-out of broadband networks while at the same time preserving the market dynamics. Avoiding the (re-) creation of competitors with public support in certain areas remains a serious concern. These guidelines follow a series of European Commission decisions that have permitted certain state aid by German states to bring broadband access to rural areas.

Zoning Laws

Certain German local regulations currently restrict the installation of satellite dishes in certain areas. In addition, contracts with residents of multi-unit dwellings may, and usually do, prohibit tenants from attaching satellite dishes to their apartments if they are connected to a cable network. However, due to a ruling of the German Federal Constitutional Court, non-German speaking tenants are allowed to install satellite dishes to receive programs in their native language, even if they can receive one program in their native language over cable. On the other hand, the German Federal Constitutional Court has, on the basis of this ruling of the Federal Constitutional Court, decided that non-German speaking tenants are not entitled to request the installation of satellite dishes if they can receive five programs in their native language via cable or if they are able to receive additional programs through a decoder or a set-top box against payment of reasonable monthly fees.

However, the aforementioned regulations may change in the future. The European Commission is of the opinion that member states are not allowed to restrict the individual reception of satellite television signals. As a result, German law may change in the future, which may ultimately result in an increase in the number of satellite users and intensify competition with satellite providers.

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

We are required to implement certain power saving features to our simple set-top boxes due to a European Directive and a Regulation (2009/125/EC and (EC) No 107/2009). We believe requirements on complex set-top boxes will be self-regulated by an industry voluntary agreement setting certain energy consumption thresholds. We have indicated support of such voluntary agreement and are currently evaluating the complex set-top boxes used by us for compliance. We believe that we will be in compliance over time without incurring additional substantial costs.

C. Organizational Structure

As of March 31, 2010, the following is a list of our significant group companies and our proportion of shareholding in each company. See also ITEM 6E ‘Group Structure’.

Fully consolidated companies (IFRS 3)		Registered office	Shareholding in %
1	Kabel Deutschland GmbH	Unterfoehring
2	Kabel Deutschland Verwaltungs GmbH	Unterfoehring	100.00
3	Kabel Deutschland Vertrieb und Service GmbH & Co. KG	Unterfoehring	100.00
4	Kabel Deutschland Breitband Services GmbH	Unterfoehring	100.00
5	TKS Telepost Kabel-Service Kaiserslautern Beteiligungs-GmbH	Kaiserslautern	100.00
6	TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG	Kaiserslautern	100.00
7	Urbana Teleunion Rostock GmbH & Co. KG	Rostock	70.00
8	Verwaltung Urbana Teleunion Rostock GmbH	Rostock	50.00
9	KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mit beschraenkter Haftung	Braunschweig	99.58
10	KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschraenkter Haftung	Wolfsburg	97.65
11	Kabel Deutschland Stralsund GmbH	Unterfoehring	100.00

Companies consolidated at equity (IAS 28)		Registered office	Shareholding in %
12	Kabelfernsehen Muenchen Servicenter Gesellschaft mit beschraenkter Haftung—Beteiligungsgesellschaft	Munich	24.00
13	Kabelfernsehen Muenchen Servicenter GmbH & Co. KG	Munich	30.22

As of July 1, 2009 RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH Hanover was merged into KDVS retroactive to March 1, 2009.

D. Property and Equipment

We do not own any land and most of the buildings at which we operate our business are leased. Leasehold improvements have to be removed from many of our properties at the end of the lease. These obligations are accrued by us and the respective amount is capitalized in property and equipment.

We own most of the equipment needed for the core operations which is amortized on a straight-line basis. We own and operate an advanced digital playout facility capable of delivering encrypted digital television signals via satellite up-links to all of Germany.

In many cases, we lease space in the cable ducts of Deutsche Telekom to house our cable network. In relation to these leases, we are subject to contractual asset retirement obligations. Depreciation is charged over the normal useful life of the respective assets.

Customer premise equipment is presented as part of the technical equipment. For customer premise equipment classified as operating lease, historical costs include the present value of estimated future costs and expenses necessary for the reverse logistics of the equipment after the termination of the contract with the customer.

We also have satellite transponders leased on a finance lease agreement which are capitalized as technical equipment in property and equipment. The satellite transponders equipment is amortized on a straight-line basis.

We believe that our properties are in good condition and are suitable and adequate for our business operations.

The Senior Credit Facility is secured by all the assets of KDVS. See also ITEM 10C ‘Additional Information’.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

See ITEM 4 ‘Business Overview—Our Business Segments’ for a description of our business segments.

Key Factors Affecting Our Results of Operations

Network Upgrade

We began in 2006 an extensive investment program to upgrade our network as we transformed our business into a customer-oriented, triple play service provider, investing €1.3 billion during the period from April 1, 2006 until March 31, 2010. As of March 31, 2010, 79.2% of our network was upgraded to a bi-directional hybrid fiber coaxial structure, allowing us, from our point of view, to deliver market-leading broadband Internet access and Phone and other future interactive services to our customers. As we progressed with our network upgrade, we continuously increased the number of homes passed being marketed with our New Services. As we have largely completed the upgrade of our network, we expect the majority of our future capital expenditures to be customer and success driven and thus directly linked to incremental RGU and usage growth. We believe that the implementation of DOCSIS 3.0, which we started to roll out in 2010, will allow us to maintain our competitive advantage as we will be able to offer downstream speeds of 100 Mbit/s or potentially faster.

As has been the case in the last three years, we expect our average installation costs per Internet and Phone subscriber to continue to decrease as penetration of our broadband Internet and fixed-line phone services increases. We recognized a decline in the average installation cost per direct Internet and Phone net add from approximately €166 in the fiscal year ended March 31, 2009 to approximately €161 in the fiscal year ended March 31, 2010. Our direct Basic Cable business and our Premium-TV products do not typically require installation costs as most customers are able to use an already existing cable network connection or customers self-install customer premise equipment sent to them via our logistics partner.

Accelerated Digital Cable, Premium-TV, Broadband Internet and Phone Roll-Out

In the last fiscal years we significantly expanded our presence and product offering with respect to Premium-TV, broadband Internet and Phone. Our results reflect significant successive year-on-year RGU and revenue growth. Since the costs relating to our broadband Internet and Phone products are largely fixed, our incremental margins increase as we gain more subscribers and grow revenues.

Cost Structure of our Basic Cable business

Certain cost elements in our Basic Cable business such as a portion of our network operations, billing and administration costs are relatively fixed, while our marketing and selling costs, in particular, are largely variable. Our most significant costs include payroll costs and payments under agreements with Deutsche Telekom for assets and services provided by Deutsche Telekom, in particular for the lease of cable duct space for a portion of our cable network as well as for the use of fiber optic capacity, tower and facility space and for other services. Our costs for assets and services provided by Deutsche Telekom have historically been relatively fixed, and we expect this to continue to be the case in the future, subject to periodic energy and consumer price index increases.

Marketing and Promotional Activities

Historically we provided an initial 5% discount to all subscribers who purchased our Basic Cable service prior to February 2009 and who prepaid the monthly subscription fees on an annual basis. We offer additional discounts to certain large Level 4 network operators and housing associations. In addition to these discounts, we also offer on a regular basis introductory promotions to new subscribers of our Internet and Phone services. As these customers roll off the initial promotional periods, our ARPU should increase to the headline retail price. In addition, we offer bundled services at a discounted price when compared to the aggregate cost of each of the individual services. In particular, we offer discounts and promotional offers in order to compete in the fast growing Internet and Phone markets. At March 31, 2010, approximately 339 thousand of our broadband Internet and Phone subscribers were in a promotional period. As our promotions expire, these customers will return to our published pricing, which is currently approximately €7 (gross) above the promotional price. As the initial promotional period expires for customers, there is a possibility of churn, but to date there is no evidence to suggest that this is likely to occur at a significant level.

Restructurings

Over recent years, we have restructured and outsourced parts of our operations, including the outsourcing of most of our technical services. In the fiscal years ended March 31, 2008 and 2009, we incurred restructuring expenses in the amount of €1.3 million and €29.2 million, respectively. The restructuring expenses in the fiscal year ended March 31, 2009 related to the restructuring of the technical operations department announced in November 2008 and the outsourcing of certain functions of the sales back office (order management) announced in February 2009. Primarily due to cost savings, we recorded restructuring income from released restructuring provisions of €4.0 million for the fiscal year ended March 31, 2010.

Impact of Inflation

A portion of our costs is affected by inflation. We attempt to restrict increases in our costs below the rate of inflation through productivity improvements and operational efficiency. However, general inflation affects costs for our competitors, suppliers and us. Our margins may suffer in the event that our costs increase more quickly than our revenues, in particular as our ability to raise prices is subject to contractual and legal limitations. See ITEM 3D ‘Risk Factors—Risks Relating to Our Business—We are subject to increasing operating costs and inflation risks which may adversely affect our earnings.’

Impact of Exchange Rate Fluctuations

Our functional and reporting currency is the Euro. As of March 31, 2010 we had almost no revenues, expenses, liabilities or receivables that are denominated in currencies other than the Euro except for our Dollar Senior Notes in an aggregate principal amount of $610 million. The Dollar Senior Notes mature in 2014. We have hedged the principal and interest payments related to our Dollar Senior Notes until July 1, 2011, thereafter we could incur significant currency exchange risks to the extent the Dollar Senior Notes remain outstanding beyond July 1, 2011. In the event that we would incur other debt denominated in other currencies, such as U.S. Dollar denominated bank or bond debt, we could incur additional currency risk and related hedging costs.

The exchange rate underlying our currency derivatives is fixed at $/€1.2066 until July 1, 2011. Subsequent to that date, an increase (decrease) in the $/€ exchange rate of 0.10 versus the fixed rate would result in an incremental decrease (increase) of the notional amount of $610 million to be repaid in 2014 of approximately €39 million (€46 million) respectively. Accordingly, such an increase (decrease) in the $/€ exchange rate would result in an incremental decrease (increase) in our annual interest payment of approximately €4 million (€5 million) respectively after expiration of the existing currency swaps in 2011.

Impact of Interest Rate Changes

Our exposure to market risk for changes in interest rates relates primarily to our floating rate debt obligations. We have no cash flow exposure due to rate changes on the Senior Notes because they bear interest at a fixed rate. Currently, none of our variable rate indebtedness is hedged for changes in interest rates. A 100 basis point increase (decrease) in such rates would increase (decrease) our annual interest expenses on our floating rate debt obligations outstanding as of March 31, 2010 by approximately €17 million, respectively.

Pricing

Prices for products and services offered to customers in the telecommunications and broadband Internet services markets in Germany have decreased sharply in recent years, especially in the fixed-line Internet and Phone markets. Increasing competitive pressure in these markets and technological progress may cause prices for telecommunications and broadband Internet services to continue to decline and we may be unable to compensate for the resulting decrease in ARPU by selling additional higher-priced products, which would lead to a decline in revenues and profitability.

Key Operating Measures

We use several key operating measures, including RGUs, ARPU and subscriber acquisition costs, to track the financial performance of our business. None of these terms are measures of financial performance under IFRS, nor have these measures been reviewed by an outside auditor, consultant or expert. All of these measures, except where specifically indicated to the contrary, are derived from management estimates. As defined by our management, these terms may not be comparable to similar terms used by other companies.

Subscribers and RGUs

	As of March 31,
	2010	2009	2008
	(in thousands, except as noted)
Operational Data
Network
Homes Passed	15,293	15,293	15,257
Homes Passed Upgraded for Two-Way communication	12,116	12,008	10,901
Upgraded Homes as % of Homes Passed	79.2%	78.5%	71.4%
Homes Passed Upgraded for Two-Way communication being Marketed(1)	9,520	8,580	6,685

Subscribers
Direct Basic Cable subscribers(2)	7,307	7,397	6,358
Internet and Phone “Solo” subscribers(3)	167	110	39

Total direct subscribers*	7,474	7,507	6,397

Indirect Basic Cable subscribers(2)	1,427	1,616	2,487

Total Unique subscribers (Homes Connected)	8,901	9,123	8,884

Subscribers taking Basic Cable services	8,735	9,013	8,845
Subscribers taking Premium-TV services	817	765	695
Subscribers taking Internet and Phone services	1,097	806	421

RGUs
Premium-TV(4)	1,073	963	814
Internet	966	707	393
Phone	1,007	710	361

Subtotal New Services	3,047	2,380	1,568

Basic Cable(5)	9,002	9,247	8,980

Total RGUs	12,049	11,627	10,548

RGUs per subscriber (in units)	1.35	1.27	1.19
Penetration
Basic Cable RGUs as % of Homes Passed	58.9%	60.5%	58.9%
Premium-TV RGUs as % of Basic Cable subscribers	12.3%	10.7%	9.2%
Internet RGUs as % of Total subscribers	10.9%	7.7%	4.4%
Phone RGUs as % of Total subscribers	11.3%	7.8%	4.1%

*	Proforma for one time consolidation, divestitures of non-strategic assets and reclassification, direct subscribers for March 31, 2009 would be 7,458 thousand:

Direct subscribers March 31, 2009 (thousand)	7,507
Orion consolidation effect (thousand)	(25)
Reclassification of subscribers to indirect (thousand)	(19)
Divestiture of non-strategic assets (thousand)	(5)
Proforma direct subscribers March 31, 2009 (thousand)	7,458

(1)	‘Homes passed upgraded being marketed’ are those homes that we are currently able to sell our Internet and/or Phone products to.
(2)	As a result of the Orion Acquisition, we acquired 276 thousand new direct Basic Cable subscribers and we reclassified 789 thousand indirect (wholesale) subscribers to direct subscribers.
(3)	Internet and Phone ‘Solo’ subscribers consist of non-Basic Cable service customers subscribing to Internet and/or phone services only.

(4)

RGUs (revenue generating units) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber, but two RGUs. Premium-TV RGUs consist of RGUs for our pay-TV product, Kabel Digital (Kabel Digital Home and various foreign language packages), and our DVR product, Kabel Digital+.

(5)

The difference between the number of Basic Cable subscribers and Basic Cable RGUs is due to one additional digital product component, Digitaler Empfang, which is sold directly to the end-customer on top of an analog Basic Cable service, which is provided and billed via a housing association. A customer subscribing to Digitaler Empfang would be counted as one Basic Cable subscriber (analog service via a housing association) and two Basic Cable RGUs (analog service via a housing association and digital service via a direct end-customer relationship).

The marketed homes for KDG’s Internet and Phone services increased by 2,835 thousand or 42.4% from 6,685 thousand as of March 31, 2008 to 9,520 thousand as of March 31, 2010.

The total direct subscribers increased by 1,077 thousand or 16.8% from 6,397 thousand as of March 31, 2008 to 7,474 thousand as of March 31, 2010. The subscription fees of direct Basic Cable subscribers increased by €81.7 million to €833.3 million as of the fiscal year ended March 31, 2010 from €751.6 million as of the fiscal year ended March 31, 2008.

As of March 31, 2010, we had 8,735 thousand Basic Cable subscribers and 9,002 thousand Basic Cable RGUs. A Basic Cable RGU refers to the source of revenues, and each Basic Cable service a subscriber receives counts as one RGU. The primary difference relates to a household which receives Basic Cable via a housing association and then directly subscribes to our digital access offer (Digitaler Empfang) which the household pays for directly. The described household would count as one Basic Cable subscriber and two Basic Cable RGUs.

Of the approximately 1.1 million cable access subscribers we acquired from Orion as of April 30, 2008, initially 276 thousand have been classified as new direct Basic Cable subscribers and 789 thousand have been reclassified from indirect (wholesale) subscribers to direct subscribers. Of the acquired subscribers, approximately 276 thousand were disconnected from our network at the time of the acquisition. Based on subsequent integration efforts, the impact of the Orion Acquisition on the subscriber base is now considered smaller than initially assumed due to negative consolidation effects of 42 thousand subscribers and due to reclassification of 14 thousand subscribers back to wholesale. Hence as of the fiscal year ended March 31, 2010, KDG considers the persistent impact of the Orion transaction to represent an effective gain of 234 thousand direct subscribers and a transfer of 775 thousand wholesale subscribers to the direct subscriber category with 14 thousand acquired subscribers remaining in the wholesale category.

A Premium-TV subscriber is an individual who receives any of our Premium-TV services, including a pay-TV offering or a DVR subscription. As of March 31, 2010, we had 817 thousand Premium-TV subscribers and 1,073 thousand Premium-TV RGUs, which represents an increase of 31.8% of our Premium-TV RGUs as of March 31, 2008. A Premium-TV RGU refers to the source of revenues, and each Premium-TV service a subscriber receives counts as one RGU. For example, an individual who subscribes to pay-TV and DVR services would count as two RGUs, but only one Premium-TV subscriber.

Our Internet and Phone subscribers increased by 676 thousand to 1,097 thousand in the fiscal year ended March 31, 2010 from 421 thousand in the fiscal year ended March 31, 2008. RGUs for Internet increased by 573 thousand from 393 thousand as of March 31, 2008 to 966 thousand as of March 31, 2010 and RGUs for Phone increased by 646 thousand from 361 thousand as of March 31, 2008 to 1,007 thousand as of March 31, 2010.

A growing portion of our subscribers purchase more than one of our service offerings which include Basic Cable, Premium-TV, Internet and Phone. As of March 31, 2010, we had 1.35 RGUs per subscriber, compared to 1.19 RGUs per subscriber as of March 31, 2008. For example, even though we offer Internet and Phone products independently, a significant majority of our new subscribers have chosen a bundled product.

Our total unique subscribers as of March 31, 2010 increased by 17 thousand or 0.2% from 8,884 thousand as of March 31, 2008 to 8,901 thousand. This increase was primarily due to subscriber gains in direct customers related to the Orion Acquisition, partly offset by a loss of 189 thousand indirect (wholesale) subscribers in the fiscal year ended March 31,2010, mostly as a result of the termination of a wholesale contract amounting to approximately 127 thousand subscribers. See “—Churn” below.

ARPU

ARPU is an average monthly measure we use to evaluate how effectively we are realizing potential revenues from subscribers. We calculate ARPU per subscriber on a yearly, quarterly or monthly basis by dividing total subscription revenues (excluding installation fees) generated from the provision of services during the period by the sum of the monthly average number of total subscribers for that period.

	Fiscal Year Ended March 31,
	2010	2009	2008
	(in € / month)
Basic Cable ARPU per subscriber	8.38	8.31	7.88
Premium-TV ARPU per subscriber	10.43	9.63	8.90
Total Blended TV ARPU per subscriber(1)	9.30	9.10	8.52
Total Blended Internet and Phone ARPU per subscriber(2)	27.97	30.18	33.70

Total Blended ARPU per subscriber(3)	12.13	11.06	9.56

(1)

Total blended TV ARPU per subscriber is calculated by dividing the subscription revenues (excluding installation fees) resulting from our Basic Cable, Premium-TV and TKS (cable television) products for a period by the sum of the monthly average number of total subscribers of the Basic Cable and TKS (cable television) products for that period.

(2)

Total blended Internet and Phone ARPU per subscriber is calculated by dividing the Internet and Phone subscription revenues (excluding installation fees) for the relevant period by the sum of the monthly average number of subscribers of these products for that period.

(3)

Total blended ARPU per subscriber is calculated by dividing Basic Cable, Premium-TV, Internet and Phone and TKS (cable television) subscription revenues (excluding installation fees) for the relevant period by the sum of the monthly average number of total subscribers for that period.

Total blended ARPU per subscriber increased by €2.57 or 26.9% to €12.13 for the fiscal year ended March 31, 2010 from €9.56 in the fiscal year ended March 31, 2008.

Basic Cable ARPU per subscriber increased by €0.50 or 6.3% to €8.38 for the fiscal year ended March 31, 2010 from €7.88 in the fiscal year ended March 31, 2008, and the Premium-TV ARPU per subscriber increased by €1.53 or 17.2% to €10.43 for the fiscal year ended March 31, 2010 from €8.90 in the fiscal year ended March 31, 2008. The primary reason for the increase in Basic Cable ARPU per subscriber was due to continued shift to more direct subscribers and away from wholesale subscribers, which have the lowest ARPU. The primary reason for the increase in Premium-TV ARPU per subscriber primarily relates to the selective price increases in the pay-TV product offering. Our monthly Basic Cable subscription fees are based on a published standard rate card and vary depending on the number of subscribers connected to a network connection point. In general, the fewer subscribers connected to a connection point, the higher the monthly fees paid by each subscriber receiving signals through that point. Therefore, single subscribers connected to the network pay the highest monthly subscription fee, whereas Level 4 network operators or housing associations that receive our signal for numerous subscribers per connection point would typically pay substantially less per subscriber.

Total blended TV ARPU per subscriber increased by €0.78 or 9.2% to €9.30 for the fiscal year ended March 31, 2010 from €8.52 for the fiscal year ended March 31, 2008. This was primarily due to the growth in Premium-TV subscribers, selective price increases in the pay-TV product offering and a continued shift to more direct subscribers away from wholesale subscribers, primarily as a result of the Orion Acquisition.

The total blended Internet and Phone ARPU per subscriber declined by €5.73 or 17.0% to €27.97 for the fiscal year ended March 31, 2010 from €33.70 in the fiscal year ended March 31, 2008. The decline was primarily a result of promotional activities in order to accelerate growth in the fast growing broadband Internet and Phone market.

We intend to continue focusing on increasing ARPU per subscriber by increasing RGUs per subscriber, which increased by 13.4% or 0.16 from 1.19 as of March 31, 2008 to 1.35 as of March 31, 2010, by continuing the transition of wholesale subscribers into direct subscribers and other revenue enhancing measures.

Churn

We define churn as the voluntary or involuntary discontinuance of services by a subscriber. We continue to benefit from a resilient subscriber base. In the ordinary course of our business, we have experienced a loss of Basic Cable subscribers, in particular due to disconnection by Level 4 network operators, relocation of our customers, and price or product related churn stemming from competitive alternatives, such as free-to-air satellite and free-to-air digital terrestrial transmission of television signals. In addition, we may experience churn as a result of low customer satisfaction, death of subscribers or our disconnection of non-paying subscribers. Increases in churn may lead to increased costs and reduced revenues.

We closely monitor churn patterns and actively manage the churn behavior of our customers across all segments and products. In the housing association and wholesale segment of our Basic Cable business we try to pre-empt and manage churn on a customer-by-customer level with our key account and sales agent force by renewing and extending contracts before their termination dates.

In the case of Internet and Phone and our direct Basic Cable subscribers, the majority of churn we experience is caused by relocation of customers and the lack of availability of our service in the new location and disconnection of non-paying subscribers. We employ various measures to identify and maintain potentially dissatisfied customers.

Subscriber Acquisition Costs

We are focused on growing our business profitably as we increasingly penetrate our customer base with our New Services such as Internet and Phone. Our ability to profitably market our New Service offerings at competitive prices is predicated on our end-to-end control of our cable network, our large existing customer base into which we can sell additional services, and the cost structure of our business, all of which are key determinants of the payback profile of our incremental New Service customers.

Our costs associated with acquired subscribers are comprised of costs for customer premises equipment, in-house wiring and installation and our costs per order, including marketing, sales, promotion, general and administrative and other costs associated with acquiring the subscriber. For example, our costs per order for our Internet and Phone subscribers declined from €186 for the fiscal year ended March 31, 2008 to €171 and €153 for the fiscal years ended March 31, 2009 and 2010, respectively. Moreover, as has been the case in the last year, we expect our average installation cost per subscriber to continue to decrease as penetration of our broadband Internet and fixed-line phone services increase and we make a growing share of second installations within the same building, potentially further reducing the payback period. We recognized a decline in the average installation cost per direct Internet and Phone net add from €179 in the fiscal year ended March 31, 2008 to €166 in the fiscal year ended March 31, 2009 and to €161 in the fiscal year ended March 31, 2010. Over the same time period, we were able to lower our costs per upgrade or full construction of the in-house wiring within multi-dwelling units of housing association partners (in the context of long, multi-year contracts) from €169 per household in the fiscal year ended March 31, 2008 to €131 per household in the fiscal year ended March 31, 2010. Our direct Basic Cable business and our Premium-TV products do not typically require installation costs as most customers are able to use an already existing cable network or customers self-install CPE sent to them via our logistics partner.

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

We have summarized below our accounting policies that require the more subjective judgment of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect our results of operations and financial condition. For more information see the notes to our consolidated financial statements included in the Financial Statements in this Form 20-F.

Depreciation and Disposal of Fixed Assets

Depreciation is calculated based on the straight-line method over each asset’s estimated useful life as follows:

Buildings on non-owned land	3 to 10 years
Technical equipment and machines	3 to 20 years
Other equipment, furniture and fixtures	3 to 15 years

In case of disposal of an item of property and equipment gains or losses are determined by comparing the proceeds from disposal with the carrying amount of property and equipment. These gains or losses are recognized within other operating income or expense.

The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year end.

Amortization of Intangible Assets

The estimated useful life of customer lists is based on the average number of terminations and the term of the average contract life of individual end users who generate significant contribution margins.

The amortization of customer lists and other intangible assets with definite useful lives is based on the straight-line method over the assets’ estimated useful lives. Amortization begins when the intangible asset is ready for use.

The Company recognizes subscriber acquisition costs incurred to obtain new subscribers as part of the intangible assets if relevant preconditions are fulfilled. The Company amortizes these costs over the initial contract period except for contracts where there is reliable past evidence regarding the expected customer relationship period.

The amortization expense is recognized in the statement of income in the expense category consistent with the function of the intangible assets.

The useful lives are estimated as follows:

• Customer list	8.5 years

• Subscriber acquisition costs	1 to 8.5 years

• Software, licenses and other intangible assets	1 to 10 years

The intangible assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year end.

Impairment

The carrying amount of intangible assets, property and equipment is assessed at each balance sheet date to determine whether there is any objective evidence of impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the Cable TV and telecommunication market, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exits. The identification of impairment indicators, as well as the estimation of future cash flows and the determination of fair values for assets require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. If the estimated factors do not materialize as expected, this would lead to write-downs of these investments to their fair values, which could adversely affect future operating results.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of other assets or groups of assets (‘cash-generating units’ or ‘CGUs’).

If such evidence exists or when annual impairment testing is required, the recoverable amount is determined. Impairment is necessary when the carrying amount of an asset or the related cash-generating unit exceeds the recoverable amount. The corresponding difference is expensed.

With regard to the assessment of fair value less costs to sell for the three units, even if the recoverable amounts were to decrease by 25%, the carrying amount would be less than the recoverable amount.

Determination of Recoverable Amount

The recoverable amount of an asset or CGU is the greater of its fair value less cost to sell and its value in use. Value in use is determined by discounting the estimated future cash flows to be derived from continuing use of the asset until its ultimate disposal. The discount rate is based on a pre-tax interest rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For assets to which no cash flows can be directly attributed, the recoverable amount is determined for the CGU to which the asset belongs.

Reversal of Impairment Loss

Impairment losses on assets are reversed when assumptions relating to the recoverable amount of the assets change in a way that the expected recoverable amount is increased. Impairment losses are only reversed up to the carrying amount of the asset which would have been recorded if the asset had been subject to standard depreciation without impairment.

Operating lease

A lease is accounted for as an operating lease when substantially all the risks and rewards incidental to the ownership of the leased item remain with the lessor. Operating lease payments are therefore recorded on a straight-line basis over the lease term as an expense in the consolidated statement of income.

Operating Lease Cable Ducts

In certain cases KDG lease space in the cable ducts of Deutsche Telekom to house its network cable. The Company has determined that there is no retention of significant risks and rewards of ownership of these cable ducts and, therefore, the Company account for the leases as operating leases.

Operating Lease for Customer Premises Equipment

The Company offers products that contain signal delivery and the right to use hardware devices. The hardware devices are a necessary precondition for the connection to the Company’s Internet & Phone services as well as digital TV signals. The Company leases the necessary equipment to the customers (‘Customer Premise Equipment’ or ‘CPE’), normally bundled with the delivery of services to be received using these CPEs. These leases, for which KDG is the lessor, are classified as an operating lease in accordance with IFRIC 4 and IAS 17. Therefore, the Company capitalizes the CPE as fixed assets based on acquisition cost and the cost of returning the asset at the end of the lease. These assets are depreciated using the straight-line method over the useful life.

Finance Lease

In accordance with IAS 17 ‘Leases’, assets leased under finance lease agreements are recognized at the lower of fair value at the inception of the lease or the present value of the minimum lease payments. The assets are depreciated using the straight-line method over the shorter of the estimated useful life or over the lease period. The obligations related to future lease payments are recognized as liabilities. Lease payments are apportioned between the finance charges and reductions of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Employee Benefits

Defined Benefit Plan

Under the Company’s pension plans, Company Entities provide employees post-employment benefits under a defined benefit plan. The benefits are unfunded.

The present value of future claims of participants is estimated using actuarial methods based on the amount of future benefit that employees have earned in return for their service in the current and prior periods. The liabilities to be recognized in the consolidated statement of financial position result from the present value of the defined benefit obligation adjusted for any actuarial gains or losses, and less any past service cost not yet recognized. With respect to the actuarial calculation of the provision for pensions, the Company estimated the future salary increases, future pension increases and the discount rate. The discount rate is determined by reference to the capital markets and takes into account the expected maturity of the obligation. KDG engaged qualified external actuaries to assist KDG in actuarial calculations. The obligation is determined using the projected unit credit method (‘PUC-method’).

When the benefits of the pension plan are improved, the share of the increased benefit relating to the employees’ previous years of service will be recognized as an expense on a straight-line basis over the period until the benefits become vested. If the benefits have already vested, the prior service cost is expensed immediately.

In measuring the obligations arising from the defined benefit plans, actuarial gains and losses arising after April 1, 2003 are not recognized in the consolidated statement of income until the cumulative outstanding amounts exceed a corridor of 10% (‘corridor approach’) of the defined benefit obligation as of the measurement date. The portion of the amount exceeding the corridor is amortized to the consolidated statement of income over the remaining average service period of the employees entitled to pensions.

Share-based Payments

The Company applies IFRS 2 ‘Share-Based Payment’ to its share-based payment transactions. Under IFRS 2, plans which result in share-based payment transactions have to be accounted for as cash-settled if the participant will receive a payment in cash upon settlement rather than the underlying equity instruments. For such cash-settled share-based payment transactions, IFRS 2 requires the entity to account for the share-based payments to management as personnel expense and a corresponding increase in other liabilities. For interests still outstanding as of March 31, 2010 issued under the former MEP interest programs, the personnel costs are measured based on the difference between the notional amount paid by the participants for their interests and the current value of those interests.

During the fiscal year ended March 31, 2010, the Company had four different option programs (MEP II and III, MEP IV option program and MEP V) in place which all have been settled prior to March 31, 2010. The costs of those cash-settled transactions have been measured initially at fair value of the options at the grant date using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The fair value of both the share acquisition and the option programs has been expensed over the vesting period with recognition of a corresponding liability.

For all existing MEP programs the services received during the vesting period and, therefore, the corresponding liabilities, are remeasured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the consolidated statement of income.

Trade and Other Receivables

Trade and other receivables are disclosed at their nominal amount less bad debt allowances for any amounts deemed uncollectible. The Company considers evidence of impairment for receivables both in form of specific and collective allowances. All individually significant receivables are assessed for specific allowance (e.g. due to the probability of insolvency or significant financial difficulties of the debtor). All individually significant receivables found not to be specifically impaired are assessed for collective allowance that has been incurred but not yet identified. Receivables that are not individually significant are not tested specifically for impairment but assessed for collective allowance by grouping together receivables with similar risk characteristics. When evaluating the adequacy of an allowance for doubtful accounts, the Company bases its estimates on the aging of accounts receivables balances and historical write-off experience, customer credit worthiness and changes in customer payment terms.

The carrying amount of receivables is reduced through use of an allowance account if necessary. Doubtful debts are written off when they are assessed uncollectible. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

Derivatives

The Company had entered into interest rate swaps, interest rate caps and currency swaps to hedge its risks resulting from exposure to changes in interest rates and foreign exchange rates. All of these derivative instruments have been accounted for in accordance with IAS 39 at fair value irrespective of the purpose or the intention for which they were used. There are no interest rate swaps and interest rate caps in place as of March 31, 2010. The currency swaps with a maturity in June 2009 were consistently classified as cash flow hedges.

Asset Retirement Obligations

The amount of the accrual is based on an estimate of the costs expected for the demolition and restoration of the network cables primarily located in leased cable ducts. Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Approximately 94% of KDG’s obligations are related to technical equipment, including different kinds of cable and signal transmitting and receiving technology in cable ducts of Deutsche Telekom. KDG assumes that 6% of the technical equipment will be replaced by other technologies after 10 years,

28% will be replaced after 15 years and the remaining 66% of the technical equipment is expected to be replaced after 30 years. The remaining 6% of the asset retirement obligations are divided into accruals for furniture, fixtures and miscellaneous restoration obligations.

The Company is also exposed to costs of returning CPE at the end of the lease term. The amount of the accrual for such costs is based on an estimate of the expected costs.

These estimates can have a material impact on the accrued amount for asset retirement obligations and costs of returning CPE.

Comparison of Operating Results for the fiscal years ended March 31, 2010 with March 31, 2009

Revenues

Our business is divided into four operating segments: (i) our Basic Cable segment, which accounted for 60.3% of our total revenues for the fiscal year ended March 31, 2010; (ii) our Premium-TV segment, which accounted for 14.2% of our total revenues for the fiscal year ended March 31, 2010; (iii) our Internet and Phone segment, which accounted for 22.8% of our total revenues for the fiscal year ended March 31, 2010; and (iv) our TKS segment, which accounted for 2.8% of our total revenues for the fiscal year ended March 31, 2010.

The following table gives an overview of our revenues for the fiscal year ended March 31, 2010 compared to the fiscal year ended March 31, 2009. Total revenues for the fiscal year ended March 31, 2010 increased by €131.2 million or 9.6% to €1,501.6 million from €1,370.3 million for the fiscal year ended March 31, 2009. The primary factor driving revenue growth was the continued growth in broadband Internet and Phone and, to a lesser extent, Premium-TV RGUs.

	Fiscal year ended March 31,
	2010	2009
	(€ in millions)
Basic Cable Revenues	904.8	911.2
Premium-TV Revenues	213.5	192.3
Internet and Phone Revenues	342.0	231.9
TKS Revenues	41.3	34.9

Total Revenues	1,501.6	1,370.3

Basic Cable Revenues

Basic Cable revenues are generated primarily from subscription fees, which are paid for access to our network and the reception of our analog and digital free TV signals and are generated from individual homes, housing associations (including landlords) and Level 4 network operators.

Generally, first-time subscribers are charged an installation fee upon initial connection to our network. In addition, we generate fees and receive reimbursements for connecting newly-built homes to our network. From time to time installation fees are waived as a sales promotion.

Our Basic Cable business generated €904.8 million or 60.3% of our total revenues for the fiscal year ended March 31, 2010, compared to €911.2 million or 66.5% of our total revenues for the fiscal year ended March 31, 2009.

	As of and for the Fiscal Year ended March 31,
	2010	2009
	(€ in millions, except as noted)
Basic Cable Revenues	904.8	911.2
ARPU per subscriber (in €/month)	8.38	8.31
Subscribers (in thousands)(1)	8,735	9,013

(1)	Including 39.1 thousand and 39.0 thousand TKS subscribers as of March 31, 2010 and March 31, 2009, respectively.

For the fiscal year ended March 31, 2010, Basic Cable revenues decreased by €6.4 million or 0.7% to €904.8 million from €911.2 million for the fiscal year ended March 31, 2009. The decrease primarily resulted from a decrease in Basic Cable subscription fees by €9.2 million or 1.0% to €889.7 million in the fiscal year ended March 31, 2010 from €898.9 million in the fiscal year ended March 31, 2009. This decrease was principally due to a loss of wholesale subscribers. Subscription fees of direct Basic Cable subscribers for the fiscal year ended March 31, 2010 increased by €4.3 million to €833.3 million from €829.0 million for the fiscal year ended March 31, 2009. The decrease in total Basic Cable subscription fees is partly offset by increasing installation fees and minor amounts of a full year contribution of Orion Acquisition in the fiscal year ended March 31, 2010 compared to an eleven month period in the fiscal year ended March 31, 2009.

Basic Cable ARPU per subscriber increased by €0.07 or 0.9% to €8.38 in the fiscal year ended March 31, 2010 from €8.31 in the fiscal year ended March 31, 2009. The primary source of the increased ARPU was the net increase of direct subscribers as a percentage of total Basic Cable subscribers.

Basic Cable subscribers decreased by 278 thousand or 3.1% to 8,735 thousand as of March 31, 2010 from 9,013 thousand as of March 31, 2009. This decrease was primarily due to the loss of 189 thousand indirect (wholesale) subscribers, principally as a result of the termination of a wholesale contract amounting to approximately 127 thousand subscribers.

Premium-TV Revenues

We generate revenues in our Premium-TV business from Premium-TV subscription fees, CPE sales and DVR subscription services. For the distribution of broadcasters’ programming we receive carriage fees. Carriage fees are typically based on the number of homes to which we distribute the programming and are subject to ex-post price regulation. See ITEM 4B ‘Information on the Company—Regulation—Telecommunications Regulation—Rate Regulation for Telecommunications Services.’

Our Premium-TV business generated €213.5 million or 14.2% of our total revenues for the fiscal year ended March 31, 2010, compared to €192.3 million or 14.0% of our total revenues for the fiscal year ended March 31, 2009.

	As of and for the Fiscal Year ended March 31,
	2010	2009
	(€ in millions, except as noted)
Premium-TV Subscription Fees	100.1	87.4
Carriage Fees and Other Digital Revenues	113.5	104.9

Total Premium-TV Revenues	213.5	192.3

ARPU per subscriber (in €/month)	10.43	9.63
Subscribers (in thousands)	817	765

Premium-TV subscription fees increased by €12.7 million or 14.5% to €100.1 million in the fiscal year ended March 31, 2010 from €87.4 million for the fiscal year ended March 31, 2009 primarily resulting from a growing subscriber base and an increase in the ARPU per Premium-TV subscriber.

Premium-TV ARPU per subscriber increased by €0.80 or 8.3% to €10.43 in the fiscal year ended March 31, 2010 from €9.63 in the fiscal year ended March 31, 2009. The increase primarily relates to the decreased number of subscribers in the initial promotional period, with more subscribers now paying the full subscription rate for our Premium-TV products and services and a growing proportion of subscribers taking more than one Premium-TV product.

Premium-TV subscribers increased by 52 thousand or 6.8% to 817 thousand as of March 31, 2010 from 765 thousand as of March 31, 2009. The increase primarily relates to our marketing and sales activities combined with successful product bundles.

Carriage fees and other digital revenues increased by €8.6 million or 8.2% to €113.5 million in the fiscal year ended March 31, 2010 from €104.9 million for the fiscal year ended March 31, 2009. This increase is primarily related to an increase of our digital subscriber base leading to more digital feed-in-fees. Since October 2009 the group generates additional revenues from feed-in of Sky Deutschland’s HD channels. The future development of carriage fees will depend on the number of subscribers connected to our network.

Internet and Phone Revenues

We provide broadband Internet access and fixed-line and mobile phone services. Revenues for Internet and Phone include recurring revenues from monthly subscription and usage fees and phone interconnection revenues generated by phone traffic of third party carriers’ customers being transmitted across our network, as well as non-recurring revenues from installation fees and the sale of CPE. We offer these Internet and Phone products independently from our Basic Cable and Premium-TV products. However, most customers subscribe to bundled offerings. We offer mobile phone services under a contract with a German mobile network operator (O2 Germany) to our Internet and Phone subscribers. That contract allows us to resell their mobile services under our own brand and have a direct contract with the subscriber.

	As of and for the Fiscal Year ended March 31,
	2010	2009
	(€ in millions, except as noted)
Internet and Phone Revenues	342.0	231.9
Total Blended ARPU per subscriber (in €/month)	27.97	30.18
Subscribers (in thousands)(1)	1,097	806

(1)	Does not include our mobile phone subscribers.

In the fiscal year ended March 31, 2010, Internet and Phone revenues increased by €110.0 million to €342.0 million from €231.9 million for the fiscal year ended March 31, 2009. This increase was primarily due to an increase in Internet and Phone subscription fees due to higher Internet and Phone subscribers. Subscription fees increased by €102.3 million to €324.4 million in the fiscal year ended March 31, 2010 from €222.1 million in the fiscal year ended March 31, 2009.

Total Blended Internet and Phone ARPU per subscriber decreased by €2.21 or 7.3% to €27.97 in the fiscal year ended March 31, 2010 from €30.18 for the fiscal year ended March 31, 2009, which was primarily driven by a higher number of subscribers being in the initial promotional period. We believe that the number of subscribers in the initial promotional period will begin to decline as a percent of the total subscriber base and this should have a positive impact on the ARPU in the future.

Internet and Phone subscribers increased by 291 thousand or 36.1% to 1,097 thousand as of March 31, 2010 from 806 thousand as of March 31, 2009, which was primarily driven by strong performance across all sales channels.

TKS Revenues

TKS operates a broadband Internet telecommunications business that mainly serves customers related to NATO military bases in Germany. It offers cable television subscriptions, Internet and Phone services, as well as related merchandise. TKS also acts as a reseller for Deutsche Telekom and provides other services to English speaking customers, such as generating phone bills in English. TKS revenues increased by €6.4 million or 18.3% to €41.3 million for the fiscal year ended March 31, 2010 from €34.9 million for the fiscal year ended March 31, 2009. The increase was primarily related to TKS’ Internet and Phone product. We believe this business segment will continue to perform at today’s level.

Costs and Expenses

Costs and expenses for the fiscal year ended March 31, 2010 increased by €68.7 million or 5.5% to €1,320.3 million from €1,251.6 million for the fiscal year ended March 31, 2009. Primarily two non-cash items caused this increase which were an increase in depreciation and amortization of €47.5 million and Management Equity Participation (‘MEP’) program of €13.6 million. The remaining increase in expenses derives mainly from a rise in selling expenses.

Included in costs and expenses for the fiscal year ended March 31, 2010 were depreciation and amortization, non-cash expenses related to MEP and restructuring expenses of in total €461.8 million compared to €433.9 million in the fiscal year ended March 31, 2009. Costs and expenses less these items increased by 5.0% or €40.8 million to €858.5 million for the fiscal year ended March 31, 2010 compared to €817.7 million in the fiscal year ended March 31, 2009. This is also reflected in the decrease of these remaining costs and expenses as a percentage of revenues from 59.7% for the fiscal year ended March 31, 2009 to 57.2% for the fiscal year ended March 31, 2010, due to increased revenues and control over the growth in costs and expenses.

	Fiscal Year ended March 31,
	2010	2009
	(€ in millions)
Cost of Services Rendered	736.5	696.6
Selling Expenses	448.7	425.6
General and Administrative Expenses	135.1	129.4

Costs and Expenses	1,320.3	1,251.6

Cost of Services Rendered

Cost of services rendered is primarily cost related to our revenue generating business activities and consists of costs and expenses related to the operation and maintenance of our network and other costs directly associated with the distribution of products and services over our network.

The cost of services rendered is divided into four categories and were for the fiscal year ended March 31, 2010 and 2009 as follows:

	Fiscal Year ended March 31,
	2010	2009
	(€ in millions, except as noted)
Cost of Materials and Services	379.9	344.5
Thereof:
Expenses Associated with Service Level Agreements	187.9	175.8
Content Costs	49.8	47.4
Maintenance and Repair	28.3	27.2
Connectivity and Network Charges	22.0	20.2
Phone Interconnection Charges	37.0	27.9
Other Expenses of Materials and Services	54.9	46.0
Personnel Expenses	32.8	62.3
Depreciation and Amortization	242.2	205.5
Other Costs and Expenses	81.6	84.3

Cost of Services Rendered	736.5	696.6

% Revenues	49.0%	50.8%

Cost of Materials and Services

Cost of materials and services in relation to cost of services rendered primarily include expenses associated with service level agreements (‘SLAs’) with Deutsche Telekom and, to a lesser extent service level agreements with other third party vendors, content costs, network maintenance and repair costs, connectivity and network charges, phone interconnection charges and other costs and expenses.

The expenses associated with SLAs include:

•	payments made to Deutsche Telekom for use of assets. We lease certain assets, including cable ducts and fiber optic capacity, which is the largest expense component of the SLAs;

•

payments to Deutsche Telekom for rental space (for tower and other facilities) and energy costs for indoor facilities (which are equal to the cost Deutsche Telekom pays, plus a 5% margin). With regard to the energy supply for outdoor facilities, we agreed with Deutsche Telekom in 2010 on new unit prices for certain volumes and on average prices paid by Deutsche Telekom for excess volumes which shall apply until 2012. Furthermore, we have recently reached an agreement with another supplier to provide for a portion of our energy demand; and

•	payments made to reflect the cost of Deutsche Telekom for providing employees access to, and supervising the use of, shared facilities.

We also made payments to Deutsche Telekom for fiber optic, backbone and interconnection services. See also ITEM 10C ‘Material Contracts—Agreements with Deutsche Telekom.’ In addition, we pay for liability insurance to cover any business interruption of Deutsche Telekom’s phone business caused by us or our employees in shared facilities. See also ITEM 3D ‘Risk Factors—Risks Relating to Our Business—We rely on Deutsche Telekom and certain of its affiliates for cable duct space and other important services.’

Expenses associated with SLAs with Deutsche Telekom were €180.4 million and €169.1 million for the fiscal year ended March 31, 2010 and March 31, 2009, respectively. The remaining expenses associated with SLAs with third-parties other than Deutsche Telekom amounted to €7.5 million in the fiscal year ended

March 31, 2010 and €6.7 million in the fiscal year ended March 31, 2009, and relate to additional purchased services from third parties, such as leased fiber lines, technical facilities and energy. The total expenses associated with SLAs increased by €12.1 million or 6.9% from €175.8 million for the fiscal year ended March 31, 2009 to €187.9 million for the fiscal year ended March 31, 2010 primarily due to the lease of additional fiber lines required for more network capacity associated with the growth of the Company’s Internet and Phone business. The SLAs made up 25.5% of our cost of services rendered for the fiscal year ended March 31, 2010 compared to 25.2% for the fiscal year ended March 31, 2009. Expenses associated with SLAs in total as a percentage of total revenues declined slightly from 12.8% in the fiscal year ended March 31, 2009 to 12.5% of our total revenues in the fiscal year ended March 31, 2010. We are building regional backbones which will replace certain leased lines now in use. During transition it may cause an increase in costs due to temporary overlap of the two network distribution methods but should provide economies of scale once completed.

Content costs increased by €2.4 million or 5.0% from €47.4 million for the fiscal year ended March 31, 2009 to €49.8 million in the fiscal year ended March 31, 2010. Content costs as a percentage of our total revenues declined from 3.5% for the fiscal year ended March 31, 2009 to 3.3% for the fiscal year ended March 31, 2010. Content costs relate to the programming costs for Kabel Digital Home and Kabel Digital International. In general, we pay program producers on a cost per subscriber basis. We frequently monitor our programming line up and will exchange programming to try to achieve the greatest customer satisfaction and the lowest possible cost per subscriber. We expect aggregate content costs to increase as we grow our Premium-TV revenues. However, we expect the cost of content per pay-TV subscriber to remain relatively stable in the future.

Maintenance and repair provided by third parties increased by €1.1 million or 4.2% to €28.3 million in the fiscal year ended March 31, 2010 from €27.2 million in the same period in the previous year. As we grow our business into the telecommunications sector and offer more enhanced video products, our customer service criteria requirements will increase. In order to ensure that we can meet these requirements in the most cost effective manner, we have outsourced significant parts of our technical staff. The last such outsourcing was put in place in calendar year 2008 and is substantially complete. As a greater portion of our technical support is outsourced, our maintenance and repair costs will increase in line with RGU growth; however, a portion of this increase should be offset by a decline in personnel expenses. Maintenance expense was 1.9% of our total revenues for the fiscal year ended March 31, 2010 compared to 2.0% of our total revenues for the fiscal year ended March 31, 2009.

Connectivity and network expenses reflect the cost of connecting to third party networks and the cost of our regional backbones. As long as we continue to extend the upgraded network and add additional capacity and customers, we expect our connectivity and network expenses will continue to increase in line with our customer growth and increased bandwidth needs. For the fiscal year ended March 31, 2010, our connectivity and network charges increased by €1.8 million or 8.7% to €22.0 million from €20.2 million recorded in the fiscal year ended March 31, 2009. The increase is reflective of the increase in our upgraded network, RGU additions, bandwidth usage per subscriber and deployment of fiber backbones. We expect to continue to see increases in connectivity and network expenses as we increase our points of presence and deploy further backbones; however, we believe these expenditures will decrease on a cost per RGU basis as we increase the penetration levels of New Services and as we increase our points of presence. For example, the monthly average connectivity and network cost per Internet and Phone subscriber declined from €2.36 in the fiscal year ended March 31, 2009 to €1.61 in the fiscal year ended March 31, 2010. Also, as we complete the build out of our regional backbones, we can eliminate certain leased lines and satellite transponders, which cost more than our regional backbones. Our connectivity and network expenses as a percentage of our revenues remained stable at 1.5% in the fiscal years ended March 31, 2010 and 2009.

Phone interconnection cost is a charge between carriers related to phone traffic, specifically, the cost of phone traffic being transmitted through the network of third party carriers. We separately record as revenues the phone traffic of third party carriers’ customers being transmitted across our network. For the fiscal year ended March 31, 2010, phone interconnection charges increased by €9.2 million or 32.9% to €37.0 million from

€27.9 million in the previous year. Our phone interconnection charges as a percentage of total revenues increased from 2.0% for the fiscal year ended March 31, 2009 to 2.5% for the fiscal year ended March 31, 2010. We expect phone interconnection cost will continue to grow in line with the increase in the number of phone subscribers. Our monthly average phone interconnection cost per Phone RGU declined from €4.24 in the fiscal year ended March 31, 2009 to €3.51 in the fiscal year ended March 31, 2010.

Other expenses of materials and services are comprised of several items, including cost of CPE sold, non-capitalized incidental expenses related to leased transponders, Internet and cable modem installation and conditional access charges and other materials and services, and increased by €8.9 million to €54.9 million in the fiscal year ended March 31, 2010 from €46.0 million in the prior year correlating to increased revenues. The increase was primarily due to increased expenses for CPE sold compared to the prior year period. This increase in number of units sold has generated a corresponding increase of revenues from the sale of this equipment. This is reflected with our other expenses of materials and services which increased only slightly from 3.4% of our total revenues in the fiscal year ended March 31, 2009 to 3.7% of our total revenues in the fiscal year ended March 31, 2010.

In total, cost of materials and services remained almost flat at 25.3% of our total revenues during the fiscal year ended March 31, 2010 compared to 25.1% of our total revenues in the fiscal year ended March 31, 2009.

Personnel Expenses

Personnel expenses within cost of services rendered are comprised of costs incurred with respect to our technical staff responsible for network operations and maintenance, including wages, salaries, social security and pension costs, as well as restructuring and non-cash expenses related to the MEP program. For the fiscal year ended March 31, 2010, personnel expenses decreased by €29.5 million or 47.3% to €32.8 million from €62.3 million for the fiscal year ended March 31, 2009. Included in the personnel expenses for the fiscal year ended March 31, 2010, was €2.7 million income due to a reversal of restructuring provisions compared to a restructuring expense of €20.8 million in the fiscal year ended March 31, 2009. The restructuring of our technical department announced in 2008 is substantially complete and is expected to generate personnel savings of approximately €12.7 million per year in the future. However, there can be no assurance that we will realize such savings or be able to maintain adequate service levels. Our technical personnel are now primarily comprised of planners, dispatchers, specialized network technicians and the technical service team. Personnel expenses less restructuring and minor amounts of MEP declined by €6.2 million or 15.1% to €35.2 million in the fiscal year ended March 31, 2010, compared to €41.4 million in the fiscal year ended March 31, 2009 as a result of the restructuring of our technical department and was partly offset by tariff increases. These remaining personnel expenses decreased from 3.0% of our total revenues in the fiscal year ended March 31, 2009 to 2.3% of our total revenues in the fiscal year ended March 31, 2010.

Depreciation and Amortization

Depreciation and amortization in relation to cost of services rendered reflect the charges made in relation to the network infrastructure and primarily include the depreciation of the network capitalized leased transponders and modems. Depreciation and amortization increased by €36.7 million or 17.8% to €242.2 million in the fiscal year ended March 31, 2010 from €205.5 million in the fiscal year ended March 31, 2009. In general, the increase in depreciation and amortization reflects the substantial investments made in our network since we actively began to upgrade our network. As we have substantially completed our network upgrade program, we expect our capital investment profile to stabilize and accordingly anticipate a decrease in depreciation and amortization as a percentage of revenue based on long-term considerations. Depreciation and amortization expenses increased from 15.0% of our total revenues in the fiscal year ended March 31, 2009 to 16.1% of our total revenues in the fiscal year ended March 31, 2010.

Other Costs and Expenses

Other costs and expenses in relation to cost of services rendered include copyright fees and other expenses which include IT support, rent for technical infrastructure and other miscellaneous expenses. Copyright fees are generally based on a negotiated percentage of our Basic Cable subscription revenues. For the fiscal year ended March 31, 2010, other costs and expenses decreased by €2.6 million or 3.1% to €81.6 million compared to €84.3 million in the fiscal year ended March 31, 2009 primarily related to to the impact of restructuring our technical operations and the related impact on our lease car fleet and related vehicle expenses which declined by €4.2 million compared to the fiscal year ended March 31, 2009. These savings were partially offset by higher expenses for maintenance of technical equipment of €2.0 million in the fiscal year ended March 31, 2010. Other cost and expenses decreased from 6.2% of our total revenues in the fiscal year ended March 31, 2009 to 5.4% of our total revenues in the fiscal year ended March 31, 2010.

In total, cost of services rendered increased by €39.9 million or 5.7% to €736.5 million in the fiscal year ended March 31, 2010, compared to €696.6 million in the fiscal year ended March 31, 2009. The increase was related to issues discussed in the above sections.

Selling Expenses

Selling expenses are expenses incurred to support our sales and marketing effort with respect to our products and services and are divided into four categories and were for the fiscal years ended March 31, 2010 and 2009 as follows:

	Fiscal Year ended March 31,
	2010	2009
	(€ in millions)
Cost of Materials and Services	23.9	23.1
Personnel Expenses	84.3	84.9
Depreciation and Amortization	181.3	169.4
Other Costs and Expenses	159.2	148.2

Selling Expenses	448.7	425.6

Cost of Materials and Services

Cost of materials and services in relation to selling expenses is comprised of services related to the general distribution of our products and services, such as cost of external call centers and cost of subsidized CPE. Cost of materials and services increased slightly by €0.8 million from €23.1 million in the fiscal year ended March 31, 2009 to €23.9 million in the fiscal year ended March 31, 2010. Cost of materials and services remained relatively stable at 1.6% of our total revenues in the fiscal year ended March 31, 2010 and 1.7% in the fiscal year ended March 31, 2009.

Personnel Expenses

Personnel expenses within selling expenses include wages, salaries, social security costs and pension costs related to the sales, marketing and call center personnel as well as restructuring and non-cash expenses related to the MEP program. Personnel expenses in sales and sales related activities decreased by €0.6 million or 0.7% from €84.9 million in the fiscal year ended March 31, 2009 to €84.3 million in the fiscal year ended March 31, 2010. Personnel expenses less restructuring and the MEP increased by €3.1 million or 3.9% to €83.7 million in the fiscal year ended March 31, 2010, compared to €80.6 million in the fiscal year ended March 31, 2009 primarily due to tariff increases, whereas as a percentage of our total revenues these personnel expenses decreased to 5.6% from 5.9%. We expect the primary driver of personnel expenses in the sales function will be RGU growth. However, given our recent restructuring activities in our call centers, we believe we can maintain a balance between internal and external agents to ensure high service levels and realize economies of scale.

Depreciation and Amortization

Depreciation and amortization in relation to selling expenses primarily includes the amortization of the customer list, capitalized costs of customer acquisition and CPEs. The amortization period for the capitalized customer acquisition costs depend on the product sold and is 8.5 years for our access products, which corresponds to the expected average life of the contracts, and primarily twelve months for our Premium-TV and Internet and Phone products, which corresponds to the fixed contract duration. Depreciation and amortization increased by €12.0 million or 7.1% to €181.3 million in the fiscal year ended March 31, 2010, compared to €169.4 million in the fiscal year ended March 31, 2009. This increase was primarily driven by an increased growth in our customer base and a full twelve month amortization period of the acquired Orion customer list in the fiscal year ended March 31, 2010 compared to only eleven months in the fiscal year ended March 31, 2009. Depreciation and amortization expenses remained relatively stable at 12.4% of our total revenues in the fiscal year ended March 31, 2009 and 12.1% of our total revenues in the fiscal year ended March 31, 2010.

Other Costs and Expenses

Other cost and expenses in relation to selling expenses primarily include advertising expenses, sales commissions, bad debt expenses, direct mailing costs and other items. In regard to our advertising and sales activities, we closely monitor the cost of acquiring a new customer and continue to see improvements of this performance indicator. In total, other costs and expenses within sales increased by €11.0 million or 7.4% to €159.2 million in the fiscal year ended March 31, 2010 from €148.2 million in the fiscal year ended March 31, 2009. Increases in bad debt expenses, consulting costs, sales commissions and other items were partially offset by a €13.0 million decrease in marketing and advertising expenses from €46.0 million in the fiscal year ended March 31, 2009 to €33.0 million in the fiscal year ended March 31, 2010. The blended cost per order for our key Basic Cable and Premium-TV products remained stable at €60 in the fiscal years ended March 31, 2010 and 2009 respectively. In the fiscal year ended March 31, 2010 our cost per order for our Internet and Phone products declined to €153 compared to €171 in the fiscal year ended March 31, 2009. The decline in the cost per order for our Internet and Phone customers was a result of our efforts to closely monitor our advertising and sales activities when acquiring new customers and was driven by consistent efforts across all sales and marketing channels to minimize cost per order within each channel through efficiencies and to grow the relative share of the less expensive sales channels. Other cost and expenses declined slightly from 10.8% of our total revenues in the fiscal year ended March 31, 2009 to 10.6% of our total revenues in the fiscal year ended March 31, 2010.

General and Administrative Expenses

General and administrative expenses are comprised of expenses that are not directly allocated to cost of services rendered or to selling expenses. General and administrative expenses are divided into three categories and were for the fiscal years ended March 31, 2010 and 2009 as follows:

	Fiscal Year ended March 31,
	2010	2009
	(€ in millions)
Personnel Expenses	62.3	47.6
Depreciation and Amortization	26.7	27.8
Other Costs and Expenses	46.1	54.0

General and Administrative Expenses	135.1	129.4

Personnel Expenses

Personnel expenses within general and administrative expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the MEP program and minor amounts of restructuring. Personnel expenses for our non-operating and non-sales related activities increased by €14.7 million to €62.3 million in the fiscal year ended March 31, 2010 from €47.6 million in the fiscal year ended March 31, 2009, which was primarily related to higher non-cash expenses in relation to the MEP of €12.9 million. Personnel expenses less MEP and minor amounts of restructuring increased by €2.0 million or 4.3% to €48.1 million in the fiscal year ended March 31, 2010 due to increased staff and a higher level of salaries compared to €46.1 million in the fiscal year ended March 31, 2009, whereas as a percentage of our total revenues these personnel expenses decreased slightly from 3.4% to 3.2%.

Depreciation and Amortization

Depreciation and amortization within general and administrative expenses primarily reflects charges against our investments in the IT area, including software. Depreciation and amortization decreased by €1.1 million or 3.9% to €26.7 million in the fiscal year ended March 31, 2010 compared to €27.8 million in the fiscal year ended March 31, 2009. Depreciation and amortization expenses decreased slightly from 2.0% of our total revenues in the fiscal year ended March 31, 2009 to 1.8% of our total revenues in the fiscal year ended March 31, 2010.

Other Costs and Expenses

Other costs and expenses within general and administrative expenses primarily include consultants, IT support and, in the fiscal year ended March 31, 2009, the interim costs associated with the integration of the Orion Acquisition. Other costs and expenses decreased by €7.9 million or 14.6% from €54.0 million in the fiscal year ended March 31, 2009 to €46.1 million in the fiscal year ended March 31, 2010. The primary reason for such decrease was the termination of the SLAs in relation to the Orion Acquisition accounting for €9.5 million in lower expenses to €0.6 million in the fiscal year ended March 31, 2010 compared to €10.1 million in the same period in the prior year. Other costs and expenses decreased from 3.9% of our total revenues in the fiscal year ended March 31, 2009 to 3.1% of our total revenues in the fiscal year ended March 31, 2010.

Profit from Ordinary Activities

Profit from ordinary activities for the fiscal year ended March 31, 2010 increased substantially by €59.1 million to €195.9 million from €136.8 million for the fiscal year ended March 31, 2009. The increase in profit from ordinary activities was due to increased revenues and control over the growth in costs and expenses.

Interest Income

Interest income is derived from our bank deposits. In the fiscal year ended March 31, 2010 interest income increased by €1.0 million to €4.5 million from €3.5 million in the fiscal year ended March 31, 2009, primarily due to the interest of €2.5 million accrued on the purchase price reimbursement from the Orion Acquisition, paid in May 2009.

Interest Expenses

	Fiscal Year ended March 31,
	2010	2009
	(€ in millions)
Senior Notes	82.1	78.5
Senior Credit Facility	55.6	122.8
Amortization of Capitalized Finance Fees	19.7	11.7
Pensions	1.9	1.7
Finance Lease	1.8	2.4
Asset Retirement Obligations	1.2	1.1
Interest Hedge	0.1	4.3
Currency Hedge	(3.1)	6.9
Other	3.0	3.1

Total Interest Expenses	162.4	232.5

Interest expenses decreased considerably by €70.2 million or 30.2% to €162.4 million for the fiscal year ended March 31, 2010 from €232.5 million for the fiscal year ended March 31, 2009 as a result of lower interest expenses on the Senior Credit Facility due to generally lower interest rate levels and to a lesser extent by lower utilization of the Revolving Credit Facility than in the same period of the prior year.

The decrease in interest expenses on the Senior Credit Facility were partly offset by an increased effective interest rate on the Senior Notes from approximately 10.2% to approximately 11.2%. From December 2008 onwards, we acquired on a forward basis currency derivatives to effectively extend the existing foreign exchange swaps which matured in July 2009 and were related to our Dollar Senior Notes. The new swap agreements run through July 2011. These swaps are currently not part of a hedge accounting relationship but might be in the future. Therefore net gains or losses in fair values are recognized as interest expenses.

Outstanding interest bearing indebtedness as of March 31, 2010 remained unchanged at €2,441 million compared to the prior year period as of March 31, 2009 at €2,441 million. We frequently monitor our net financial debt, which declined from €2,345 million as of March 31, 2009 to €2,114 million as of March 31, 2010. Net financial debt consists of current and non-current financial liabilities less cash and cash equivalents and is reconciled as follows:

	Fiscal Year ended March 31,
	2010	2009
	(€ in millions)
Non current financial liabilities	2.382	2.397
Cash and cash equivalents	(268)	(52)

Net financial debt(1)	2.114	2.345

(1)

Non-current financial liabilities less cash and cash equivalents (‘net financial debt’) is a measure used by management to measure our financial position. Net financial debt is not a recognized accounting term, does not purport to be an alternative to Total Current or Non-current financial liabilities and should not be used as a measure of liquidity. Because other companies may not calculate net financial debt identically to us, our presentation of net financial debt may not be comparable to similarly titled measures of other companies. However, net financial debt is a commonly used term to compare the financial performance of cable companies.

Accretion or Depreciation on Investments and Other Securities

In the fiscal year ended March 31, 2010 no income was recorded compared to an income of €0.1 million for the fiscal year ended March 31, 2009 for accretion or depreciation on investments and other securities.

Income from Associates

The recurring Income from Associates, which was impacted by one-time effects of €12.1 million due to the sale of our minority shareholding in Kabel-Service Berlin GmbH, a Level 4 network operator in the fiscal year ended March 31, 2009, increased from €2.0 million in the fiscal year ended March 31, 2009 by €1.4 million to €3.4 million as of the fiscal year ended March 31, 2010.

Profit/Loss before Taxes

In the fiscal year ended March 31, 2010 profit before taxes was recorded of €41.5 million compared to a loss before taxes of €78.1 million in the fiscal year ended March 31, 2009. This improvement was primarily related to the increase in profit from ordinary activities and the decrease in interest expenses.

Benefit/Taxes on Income

Tax expenses were €25.9 million for the fiscal year ended March 31, 2010, compared to a tax benefit of €6.2 million for the fiscal year ended March 31, 2009. For the fiscal year ended March 31, 2010, taxes were comprised of current tax expenses of €30.4 million and deferred tax benefit of €4.5 million. For the fiscal year ended March 31, 2009, taxes were comprised of current tax expenses of €12.1 million and deferred tax benefit of €18.3 million. The increase in current tax expenses primarily resulted from the significant increase in taxable income especially for trade taxes at KDVS’ level in the fiscal year ended March 31, 2010 compared to the prior year period.

Net Profit/Loss for the Period

For the fiscal year ended March 31, 2010, a net profit for the period was recorded in the amount of €15.6 million compared to a net loss of €72.0 million for the fiscal year ended March 31, 2009. The reduction in net loss is primarily related to the increase in profit from ordinary activities and the decrease in interest expenses, in part offset by an increased tax expense.

Adjusted EBITDA

Adjusted EBITDA increased by €87.0 million or 15.2% to €657.7 million in the fiscal year ended March 31, 2010 from €570.7 million for the fiscal year ended March 31, 2009. The increase primarily related to the growth in Adjusted EBITDA from the Internet and Phone segment and from increased subscription revenues from Premium-TV.

	Fiscal Year ended March 31,
	2010	2009
	(€ in millions, except as noted)
Profit from Ordinary Activities	195.9	136.8
Depreciation and Amortization	450.2	402.6

EBITDA	646.1	539.4

MEP Related Non-Cash Expenses	15.7	2.1
Restructuring (Income) Expenses	(4.0)	29.2

Adjusted EBITDA(1)	657.7	570.7

Adjusted EBITDA Margin(2)	43.8%	41.6%

(1)

Profit from ordinary activities before depreciation, amortization, non-cash compensation, which consists primarily of expenses related to our Management Equity Participation (MEP) programs and non-cash restructuring expenses and income (“Adjusted EBITDA”), is a measure used by management to measure our operating performance. Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. In addition, Adjusted EBITDA is not calculated in the same way that ‘Consolidated EBITDA’ is calculated under the indenture governing the Notes or under the terms of our Senior Credit Facilities. However, Adjusted EBITDA is a commonly used term to compare the operating activities of cable companies.

(2)	Adjusted EBITDA margin is a calculation of Adjusted EBITDA as a percentage of total revenues.

Our Adjusted EBITDA margin increased to 43.8% in the fiscal year ended March 31, 2010 from 41.6% in the fiscal year ended March 31, 2009, primarily as a result of an increase in the Adjusted EBITDA margin of the Internet and Phone and the Premium-TV segment, which had a positive impact on the overall Adjusted EBITDA margin.

Comparison of Operating Results for the fiscal years ended March 31, 2009 with March 31, 2008

Revenues

The following table gives an overview of our revenues for the fiscal year ended March 31, 2009 compared to the fiscal year ended March 31, 2008. Total revenues for the fiscal year ended March 31, 2009 increased by €173.4 million or 14.5% to €1,370.3 million from €1,196.9 million for the fiscal year ended March 31, 2008. The Orion Acquisition contributed €59.0 million to revenues in the fiscal year ended March 31, 2009, without which our revenues would have grown by approximately 9.6%.

	Fiscal Year ended March 31,
	2009	2008
	(€ in millions)
Basic Cable Revenues	911.2	867.1
Premium-TV Revenues	192.3	179.8
Internet and Phone Revenues	231.9	121.4
TKS Revenues	34.9	28.6

Total Revenues	1,370.3	1,196.9

Basic Cable Revenues

Our Basic Cable business generated €911.2 million or 66.5% of our total revenues for the fiscal year ended March 31, 2009, compared to €867.1 million or 72.4% of our total revenues for the fiscal year ended March 31, 2008.

	As of and for the Fiscal Year ended March 31,
	2009	2008
	(€ in millions, except as noted)
Basic Cable Revenues	911.2	867.1
ARPU per subscriber (in €/month)	8.31	7.88
Subscribers (in thousands)(1)	9,013	8,845

(1)	Including 39.0 thousand and 43.9 thousand TKS subscribers as of March 31, 2009 and March 31, 2008, respectively.

For the fiscal year ended March 31, 2009, Basic Cable revenues increased by €44.1 million or 5.1% to €911.2 million from €867.1 million for the fiscal year ended March 31, 2008. The increase resulted from an increase in Basic Cable subscription fees in connection with additional revenues as a result of the Orion Acquisition of €54.4 million. Subscription fees increased by €44.8 million or 5.2% to €898.9 million in the fiscal year ended March 31, 2009 from €854.1 million in the fiscal year ended March 31, 2008.

Basic Cable ARPU per subscriber increased by €0.43 or 5.5% to €8.31 in the fiscal year ended March 31, 2009 from €7.88 in the fiscal year ended March 31, 2008. This increase was primarily due to the Orion Acquisition, as subscribers were reclassified from the lower ARPU indirect (wholesale) segment into the higher ARPU direct segments.

Basic Cable subscribers increased by 168 thousand or 1.9% to 9,013 thousand as of March 31, 2009 from 8,845 thousand as of March 31, 2008. This increase was primarily due to the Orion Acquisition as new homes were connected to our network.

Premium-TV Revenues

Our Premium-TV business generated €192.3 million or 14.0% of our total revenues for the fiscal year ended March 31, 2009, compared to €179.8 million or 15.0% of our total revenues for the fiscal year ended March 31, 2008.

	As of and for the Fiscal Year ended March 31,
	2009	2008
	(€ in millions, except as noted)
Premium-TV Subscription Fees	87.4	71.3
Carriage Fees and Other Digital Revenues	104.9	108.5

Total Premium-TV Revenues	192.3	179.8

ARPU per subscriber (in €/month)	9.63	8.90
Subscribers (in thousands)	765	695

Premium-TV subscription fees increased by €16.1 million or 22.6% to €87.4 million in the fiscal year ended March 31, 2009 from €71.3 million for the fiscal year ended March 31, 2008 primarily resulting from a growing subscriber base and, to a lesser extent, an increase in the ARPU per Premium-TV subscriber.

Premium-TV ARPU per subscriber increased by €0.73 or 8.2% to €9.63 in the fiscal year ended March 31, 2009 from €8.90 in the fiscal year ended March 31, 2008. The increase primarily related to a price increase for new customers to our core Kabel Digital Home product in May 2008 as well as reductions in promotional free months.

Premium-TV subscribers increased by 70 thousand or 10.1% to 765 thousand as of March 31, 2009 from 695 thousand as of March 31, 2008. The increase primarily related to strong growth in both premium product categories (pay-TV with Kabel Digital, and our DVR product, Kabel Digital+).

Carriage fees and other digital revenues decreased by €3.6 million or 3.3% to €104.9 million in the fiscal year ended March 31, 2009 from €108.5 million for the fiscal year ended March 31, 2008. This decrease was due to the loss in December 2007 of digital carriage fees generated by serving the subscribers of two unaffiliated regional operators.

Internet and Phone Revenues

	As of and for the Fiscal Year ended March 31,
	2009	2008
	(€ in millions, except as noted)
Internet and Phone Revenues	231.9	121.4
Total Blended ARPU per subscriber (in €/month)	30.18	33.70
Subscribers (in thousands)	806	421

In the fiscal year ended March 31, 2009, Internet and Phone revenues increased significantly by €110.5 million to €231.9 million from €121.4 million for the fiscal year ended March 31, 2008. This increase was primarily due to an increase in Internet and Phone subscription fees due to higher Internet and Phone RGUs. Subscription fees increased by €106.3 million to €222.1 million in the fiscal year ended March 31, 2009 from €115.8 million in the fiscal year ended March 31, 2008.

Total Blended Internet and Phone ARPU per subscriber decreased by €3.52 or 10.4% to €30.18 in the fiscal year ended March 31, 2009 from €33.70 for the fiscal year ended March 31, 2008, which was primarily driven by promotional activities in the fast growing Internet and Phone markets.

Internet and Phone subscribers increased by 385 thousand or 91.4% to 806 thousand as of March 31, 2009 from 421 thousand as of March 31, 2008, which was primarily driven by strong performance across all sales channels.

TKS Revenues

TKS revenues increased by €6.3 million or 22.0% to €34.9 million for the fiscal year ended March 31, 2009 from €28.6 million for the fiscal year ended March 31, 2008. The increase is primarily related to the TKS bundled product “Surf’n’Talk”, which was introduced in November 2007 and which combines Internet and Phone services.

Costs and Expenses

Costs and expenses for the fiscal year ended March 31, 2009 increased by €181.6 million or 17.0% to €1,251.6 million from €1,070.0 million for the fiscal year ended March 31, 2008.

Included in costs and expenses for the fiscal year ended March 31, 2009 were depreciation and amortization, non-cash expenses related to MEP and restructuring expenses of in total €433.9 million compared to €318.3 million in the fiscal year ended March 31, 2008. Costs and expenses less these items increased by 8.8% or €66.0 million to €817.7 million for the fiscal year ended March 31, 2009 compared to €751.7 million in the fiscal year ended March 31, 2008 primarily because of additional one-time costs of €10.1 million related to the integration of the Orion Acquisition in the fiscal year ended March 31, 2009, higher costs for leased lines, connectivity, interconnection, marketing and sales amounting together to approximately €36.8 million associated with the growth principally in Internet and Phone RGUs. This is also reflected in the decrease of total costs and expenses less depreciation and amortization, non-cash expenses related to MEP and restructuring expenses as a percentage of revenues from 62.8% for the fiscal year ended March 31, 2008 to 59.7% for the fiscal year ended March 31, 2009.

	Fiscal Year ended March 31,
	2009	2008
	(€ in millions)
Cost of Services Rendered	696.6	588.5
Selling Expenses	425.6	352.8
General and Administrative Expenses	129.4	128.7

Costs and Expenses	1,251.6	1,070.0

Cost of Services Rendered

Our cost of services rendered for the fiscal years ended March 31, 2009 and 2008 were as follows:

	Fiscal Year ended March 31,
	2009	2008
	(€ in millions, except as noted)
Cost of Materials and Services	344.5	314.0
Thereof:
Expenses Associated with Service Level Agreements	175.8	165.0
Content Costs	47.4	44.9
Maintenance and Repair	27.2	24.4
Connectivity and Network Charges	20.2	14.2
Phone Interconnection Charges	27.9	16.4
Other Expenses of Materials and Services	46.0	49.2
Personnel Expenses	62.3	44.2
Depreciation and Amortization	205.5	154.7
Other Costs and Expenses	84.3	75.6

Cost of Services Rendered	696.6	588.5

% Revenues	50.8%	49.2%

Cost of Materials and Services

Our overall cost of materials and services in relation to cost of services rendered for the fiscal year ended March 31, 2009 compared to the fiscal year ended March 31, 2008 increased by €30.5 million to €344.5 million from €314.0 million as a direct result of the increase in the number of subscribers.

For the fiscal year ended March 31, 2009 and March 31, 2008, the total expenses associated with the SLAs with Deutsche Telekom were €169.1 million and €161.3 million, respectively. The increase is related to additional leased glass fiber lines due to the need for more network capacity. The expenses associated with the service level agreements with third-parties other than Deutsche Telekom amounted to €6.7 million in the fiscal year ended March 31, 2009 and €3.7 million in the fiscal year ended March 31, 2008, and related to additional purchased services from third parties such as leased lines, technical facilities and energy required to segment the network as customer demand for broadband Internet and Phone access grew. The total expenses associated with service level agreements increased by €10.8 million or 6.5% from €165.0 million for the fiscal year ended March 31, 2008 to €175.8 million for the fiscal year ended March 31, 2009. The service level agreements made up approximately 25.2% of our cost of services rendered for the fiscal year ended March 31, 2009. In total, expenses associated with service level agreements declined from 13.8% of our total revenues in the fiscal year March 31, 2008 to 12.8% of our total revenues in the fiscal year ended March 31, 2009.

Content costs increased by €2.5 million or 5.7% from €44.9 million for the fiscal year ended March 31, 2008 to €47.4 million in the fiscal year ended March 31, 2009. In general, our content costs increase as our Premium-TV subscribers increase. However, as a percentage of our total revenues, our content costs decreased from 3.8% in the fiscal year ended March 31, 2008 to 3.5% in the fiscal year ended March 31, 2009.

Maintenance and repair provided by third parties increased by €2.8 million or 11.5% to €27.2 million in the fiscal year ended March 31, 2009 from €24.4 million in the same period in the previous year primarily as a result of the increase in the number of our subscribers. Maintenance expense remained stable at 2.0% of our total revenues for the fiscal years ended March 31, 2009 and 2008.

For the fiscal year ended March 31, 2009, our connectivity and network charges increased by €6.0 million or 42.2% to €20.2 million from €14.2 million recorded in the fiscal year ended March 31, 2008. Our connectivity and network charges as a percentage of revenues increased from 1.0% in the fiscal year ended March 31, 2008 to 1.5% for the fiscal year ended March 31, 2009. The increase is reflective of the substantial increase in our upgraded network, RGU additions and deployment of fiber backbones. The monthly average network connectivity and network cost per broadband Internet and Phone subscriber declined from €3.46 in the fiscal year ended March 31, 2008 to €2.36 in the fiscal year ended March 31, 2009.

For the fiscal year ended March 31, 2009, phone interconnection charges increased by €11.5 million to €27.9 million from €16.4 million in the previous year. Our phone interconnection charges as a percentage of revenues increased from 1.4% for the fiscal year ended March 31, 2008 to 2.0% for the fiscal year ended March 31, 2009. Our phone interconnection charges increased due to the increased number of our Phone subscribers. However, our monthly average phone interconnection cost per Phone RGU declined from €5.63 in the fiscal year ended March 31, 2008 to €4.24 in the fiscal year ended March 31, 2009.

Other expenses of materials and services declined by €3.2 million or 6.5% to €46.0 million in the fiscal year ended March 31, 2009 from €49.2 million in the prior year due to a number of efficiency measures, some of which relate to our outsourcing activities. This is reflected with our other expenses of materials and services declining to 3.4% of our total revenues in the fiscal year ended March 31, 2009 from 4.1% of our total revenues in the previous fiscal year.

Personnel Expenses

For the fiscal year ended March 31, 2009, personnel expenses within cost of services rendered increased by €18.1 million or 41.0% to €62.3 million from €44.2 million for the prior fiscal year. Included in the personnel expenses for the period ended March 31, 2009, was €20.8 million related to a restructuring accrual. This one-time charge reflects severance and related charges associated with outsourcing approximately 200 positions in our network operations area to third party vendors. Personnel expenses less restructuring expenses and the MEP remained relatively stable at €41.4 million in the fiscal year ended March 31, 2009, compared to €42.3 million in the fiscal year ended March 31, 2008. The remaining personnel expenses decreased to 3.0% of our total revenues in the fiscal year ended March 31, 2009 from 3.5% of our total revenues in the fiscal year ended March 31, 2008.

Depreciation and Amortization

Depreciation and amortization within cost of services rendered increased by €50.8 million or 32.8% to €205.5 million in the fiscal year ended March 31, 2009 from €154.7 million in the fiscal year ended March 31, 2008. The increase in depreciation and amortization reflects the substantial investments made in our network since we actively began to upgrade our network and add new RGUs. Depreciation and amortization expenses increased from 12.9% of our total revenues in the fiscal year ended March 31, 2008 to 15.0% of our total revenues in the fiscal year ended March 31, 2009.

Other Costs and Expenses

During the fiscal year ended March 31, 2009, other costs and expenses within cost of services rendered increased by €8.7 million or 11.5% to €84.3 million compared to €75.6 million in the fiscal year ended March 31, 2008. The increase was related to accrued expenses for vehicles and rent in relation to the restructuring of the technical department, increased expenses for temporary employees regarding the integration process of the Orion Acquisition and increased IT expenses for the expansion of our Internet and Phone business. Other costs and expenses decreased slightly from 6.3% of our total revenues in the fiscal year ended March 31, 2008 to 6.1% of our total revenues in the fiscal year ended March 31, 2009.

In total, cost of services rendered increased by €108.1 million or 18.4% to €696.6 million in the fiscal year ended March 31, 2009, compared to €588.5 million in the fiscal year ended March 31, 2008. However, total cost of services rendered less depreciation and amortization, restructuring and the MEP increased by €35.4 million or 8.2% to €467.3 million in the fiscal year ended March 31, 2009 from €431.9 million in the fiscal year ended March 31, 2008, whereas as a percentage of our total revenues, these costs decreased to 34.1% for the fiscal year ended March 31, 2009 from 36.1% in the fiscal year ended March 31, 2008. We believe our network will continue to benefit from existing efficiencies and reduced costs on a per order basis as a result of our prior capital investments.

Selling Expenses

Our selling expenses for the fiscal years ended March 31, 2009 and 2008 were as follows:

	Fiscal Year ended March 31,
	2009	2008
	(€ in millions)
Cost of Materials and Services	23.1	26.1
Personnel Expenses	84.9	71.4
Depreciation and Amortization	169.4	115.5
Other Costs and Expenses	148.2	139.8

Selling Expenses	425.6	352.8

Cost of Materials and Services

Cost of materials and services within selling expenses decreased by €3.0 million from €26.1 million in the fiscal year ended March 31, 2008 to €23.1 million in the fiscal year ended March 31, 2009. The primary factor responsible for the decline in costs relates to a change in our product offering, whereby most set-top boxes and modem equipment is provided to consumers as part of the product offering, at no additional charge, instead of being sold separately. Cost of materials and services declined to 1.7% of our total revenues in the fiscal year ended March 31, 2009 from 2.2% in the prior fiscal year.

Personnel Expenses

Personnel expenses within selling expenses, such as our call centers, increased by €13.5 million or 18.9% from €71.4 million in the fiscal year ended March 31, 2008 to €84.9 million in the fiscal year ended March 31,

2009. Approximately €7.0 million or 51.9% of the increase relates to an increase in personnel in our sales force. The increase in our sales force was required to enhance coverage in the market and better manage our door-to-door and other external sales channels. Finally, €3.8 million or 28.1% of the increase relates to restructuring expenses with respect to the outsourcing of certain back office functions and the restructuring in connection with the Orion Acquisition. Personnel expenses less restructuring expenses and the MEP increased by €10.8 million or 15.5% to €80.6 million in the fiscal year ended March 31, 2009 from €69.8 million in the fiscal year ended March 31, 2008, with such personnel expenses remaining relatively stable at approximately 5.9% of total revenues in the fiscal year ended March 31, 2009 compared to 5.8% in the previous year.

Depreciation and Amortization

Depreciation and amortization within selling expenses increased significantly by €53.9 million or 46.6% to €169.3 million in the fiscal year ended March 31, 2009, compared to €115.5 million in the fiscal year ended March 31, 2008. This increase was driven by the investment in the Orion customer list and increased growth in new customers. Depreciation and amortization expenses increased from 9.6% of our total revenues in the fiscal year ended March 31, 2008 to 12.4% of our total revenues in the fiscal year ended March 31, 2009.

Other Costs and Expenses

In total, other costs and expenses within selling expenses increased by €8.4 million or 6.0% to €148.2 million in the fiscal year ended March 31, 2009 from €139.8 million in the fiscal year ended March 31, 2008. Increases in advertising, sales commissions, direct mailings and other items were partially offset by a €19.9 million decrease in bad debt expenses from €28.9 million in the fiscal year ended March 31, 2008 to €9.0 million in the fiscal year ended March 31, 2009. We redesigned our billing and collection processes, which allows for faster identification and resolution of payment issues within our customer base. In the fiscal year ended March 31, 2008, bad debt was higher than normal as existing payment issues were migrated into the new processes. Our cost per order varies from product to product. We estimate that the blended cost per order for our key Basic Cable and Premium-TV products remained stable at €60 in the fiscal year ended March 31, 2009 and in the prior fiscal year. In the fiscal year ended March 31, 2009 our cost per order for our Internet and Phone products declined from €186 to €171 in comparison to the prior year period. The decline in the cost per order for our Internet and Phone customers is a result of our efforts to closely monitor our advertising and sales activities when acquiring new customers. We see improvements in this important performance indicator. Other costs and expenses decreased from 11.7% of our total revenues in the fiscal year ended March 31, 2008 to 10.8% of our total revenues in the fiscal year ended March 31, 2009.

General and Administrative Expenses

General and administrative expenses for the fiscal years ended March 31, 2009 and 2008 were as follows:

	Fiscal Year ended March 31,
	2009	2008
	(€ in millions)
Personnel Expenses	47.6	64.5
Depreciation and Amortization	27.8	23.8
Other Costs and Expenses	54.0	40.4

General and Administrative Expenses	129.4	128.7

Personnel Expenses

Personnel expenses within general and administrative expenses for our non-operating and non-sales related activities declined by €16.9 million or 26.1% to €47.6 million in the fiscal year ended March 31, 2009 from €64.5 million in the fiscal year ended March 31, 2008. A decline of €19.2 million in non-cash expenses related to

MEP was the primary reason for the improvement. Eliminating the impact of this reduction, ongoing expenses increased by €2.4 million or 5.6% over ongoing expenses in the fiscal year ended March 31, 2008 of €43.7 million to €46.1 million in the fiscal year ended March 31, 2009. Increased staff and the cost per employee were the drivers of the increase in the fiscal year ended March 31, 2009. The remaining personnel expenses decreased from 3.7% of our total revenues in the fiscal year ended March 31, 2008 to 3.4% of our total revenues in the fiscal year ended March 31, 2009.

Depreciation and Amortization

Depreciation and amortization within general and administrative expenses increased by €4.0 million or 16.8% in the fiscal year ended March 31, 2009 to €27.8 million compared to €23.8 million the fiscal year ended March 31, 2008. The increase reflects the investment made in IT to better manage our business and more efficiently serve our customers. Depreciation and amortization expenses remained at 2.0% of our total revenues in the fiscal years ended March 31, 2008 and 2009.

Other Costs and Expenses

Our other costs and expenses within general and administrative expenses for the fiscal year ended March 31, 2009 were irregular due to the interim costs associated with integration of the Orion Acquisition. Other costs and expenses increased by €13.6 million or 33.6% from €40.4 million in the fiscal year ended March 31, 2008 to €54.0 million in the fiscal year ended March 31, 2009. The primary reason for this increase was the €10.7 million costs incurred in relation to the Orion Acquisition. These costs are one-time in nature and will not continue in the future. The remainder of the increase primarily related to IT and reflects our continued efforts to improve the quality of our systems, especially as they relate to customer service and sales. Other costs and expenses increased from 3.4% of our total revenues in the fiscal year ended March 31, 2008 to 3.9% of our total revenues in the fiscal year ended March 31, 2009.

Profit from Ordinary Activities

Profit from ordinary activities for the fiscal year ended March 31, 2009 decreased slightly by €2.7 million to €136.8 million from €139.5 million for the fiscal year ended March 31, 2008. Despite the strong growth in revenues, the profit from ordinary activities decreased slightly due to restucturing expenses of the technical department and increased amortization for customer list acquired due to the Orion Acquisition.

Interest Income

Interest income is derived from our bank deposits. In the fiscal year ended March 31, 2009 interest income increased by €1.4 million to €3.5 million from €2.1 million in the fiscal year ended March 31, 2008, primarily due to the interest of €1.2 million accrued on the purchase price reimbursement from the Orion Acquisition, expensed in the fiscal year ended March 31, 2009.

Interest Expenses

Interest expenses increased by €60.7 million or 35.3% to €232.5 million for the fiscal year ended March 31, 2009 from €171.8 million for the fiscal year ended March 31, 2008. This increase is related primarily to €39.9 million higher interest expense for the additional borrowings under Tranche C to finance the Orion Acquisition, expenses regarding interest hedges and the mark to market impact of executed forward foreign exchange swaps. Outstanding interest bearing indebtedness as of March 31, 2009 increased by €475 million to €2,441 million from €1,966 million as of March 31, 2008 due to higher borrowings primarily related to the Orion Acquisition. Between December 2008 and March 2009, we acquired on a forward basis currency derivatives to effectively extend the existing foreign exchange swaps, which matured in July 2009.

	Fiscal Year ended March 31,
	2009	2008
	(€ in millions)
Senior Credit Facility	122.8	81.6
Senior Notes	78.5	78.5
Amortization of Capitalized Finance Fees	11.7	8.3
Currency Hedge	6.9	n/a	(1)
Interest Hedge	4.3	(3.1)
Finance Lease	2.4	2.9
Pensions	1.7	1.4
Asset Retirement Obligations	1.1	1.0
Other	3.1	1.3

Total Interest Expenses	232.5	171.9

(1)	In fiscal year ended March 31, 2008, KDG applied hedge accounting under IFRS. Accordingly, all changes in fair value were recognized directly in equity and not through profit and loss.

Accretion or Depreciation on Investments and Other Securities

In the fiscal year ended March 31, 2009 income of €0.1 million was recorded compared to an expense of €3.7 million for the fiscal year ended March 31, 2008.

Income from Associates

Income from Associates increased by €13.1 million to €14.0 million for the fiscal year ended March 31, 2009 from €0.9 million in the fiscal year ended March 31, 2008 due to the sale of our minority shareholding in Kabel Service Berlin GmbH, a Level 4 network operator.

Loss before Taxes

Loss before taxes increased by €45.0 million to €78.1 million for the fiscal year ended March 31, 2009 from €33.1 million in the fiscal year ended March 31, 2008. The increase was related to the issues discussed in the above sections, in particular higher interest expenses.

Benefit/Taxes on Income

Tax benefit was €6.2 million for the fiscal year ended March 31, 2009, compared to tax expense of €0.8 million for the fiscal year ended March 31, 2008. For the fiscal year ended March 31, 2009, taxes were comprised of current tax expenses of €12.1 million and deferred tax benefit of €18.3 million. For the fiscal year ended March 31, 2008, taxes were comprised of current tax expenses of €0.9 million and deferred tax benefit of €0.1 million.

Net Loss for the Period

For the fiscal year ended March 31, 2009, a net loss for the period was recorded in the amount of €72.0 million compared to €33.8 million for the fiscal year ended March 31, 2008. The increase in net loss is related to the issues discussed in the above sections.

Adjusted EBITDA

Adjusted EBITDA increased by €112.9 million or 24.7% to €570.7 million in the fiscal year ended March 31, 2009 from €457.8 million for the fiscal year ended March 31, 2008. The increase primarily related to the growth in Adjusted EBITDA from the Internet and Phone segment, growth from the Basic Cable segment including the Orion Acquisition and from increased subscription revenues from pay-TV.

	Fiscal Year ended March 31,
	2009	2008
	(€ in millions, except as noted)
Profit from Ordinary Activities	136.8	139.5
Depreciation and Amortization	402.6	293.9

EBITDA	539.4	433.4

MEP Related Non-Cash Expenses	2.1	23.0
Restructuring Expenses	29.2	1.3

Adjusted EBITDA(1)	570.7	457.8

Adjusted EBITDA Margin(2)	41.6%	38.2%

(1)

Profit from ordinary activities before depreciation, amortization, non-cash compensation, which consists primarily of expenses related to our Management Equity Participation (MEP) programs and non-cash restructuring expenses and income (“Adjusted EBITDA”), is a measure used by management to measure our operating performance. Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. In addition, Adjusted EBITDA is not calculated in the same way that ‘Consolidated EBITDA’ is calculated under the indenture governing the Notes or under the terms of our Senior Credit Facilities. However, Adjusted EBITDA is a commonly used term to compare the operating activities of cable companies.

(2)	Adjusted EBITDA margin is a calculation of Adjusted EBITDA as a percentage of total revenues.

Our Adjusted EBITDA margin increased to 41.6% in the fiscal year ended March 31, 2009 from 38.2% in the fiscal year ended March 31, 2008, as a result of an increase in the Adjusted EBITDA margin of the Internet and Phone segment, which had a positive impact on the overall Adjusted EBITDA margin.

B. Liquidity and Capital Resources

We are highly leveraged and have significant debt service obligations. Our principal source of liquidity on an ongoing basis is our cash flows from operating activities. Our ability to generate cash depends on our future operating performance, which in turn depends to some extent on general economic, financial, industry, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in ITEM 3D ‘Risk Factors’. In particular, our emphasis on Premium-TV, Internet and Phone, as well as mobile services could lead to increased volatility in our cash flows.

As a result of our history of net losses on the group level combined with repayments of loans treated as dividend distributions under IFRS accounting principles and distributions to shareholders in the past, our equity is negative and amounted to a deficit of €894.4 million as of March 31, 2010, €1,003.1 million as of March 31, 2009 and €932.6 million as of March 31, 2008.

We believe that the funds generated from operations, together with existing cash and cash equivalents and our Revolving Credit Facility availability will be sufficient to meet operating and debt service requirements. We regularly assess our investment approach in view of our current and potential future needs. If we elect to consummate additional acquisitions in the future, we may incur additional debt to fund such acquisitions. We may also access the capital markets or refinance certain indebtedness if market terms and conditions are favorable.

Under our Senior Credit Facility we have access to a Revolving Credit Facility through March 2012 to service our working capital and general corporate needs. The availability of this facility is dependent upon certain conditions, including but not limited to compliance with the financial covenants that govern the facility and no defaults under our other debt facilities. As of March 31, 2010, we had €267.7 million cash and cash equivalents and there was no amount outstanding under the €325.0 million Revolving Credit Facility providing additional liquidity for general corporate purposes.

For our strategy of investing in cable television, Internet, phone and mobile services, our main capital expenditures are related to the acquisition and installation of new Internet and Phone customers, investments in CPE, upgrading Level 4 networks related to new or extended contracts and the deployment of fiber backbones and network segmentation. As a result, our principal uses of cash will be for incremental customer additions, the development, marketing and distribution of the new products, installing new Internet and Phone customers and upgrading the in-house wiring of housing associations, as well as to fund working capital. We will also make significant operating expenditures in relation to the roll-out of our digital products, although we intend to cover these expenditures with the incremental revenues received and resources made available due to cost savings in other areas. For further information see ‘Capital Expenditures’ below.

Although we believe that our expected cash flows from operating activities, together with available borrowings, will be adequate to meet our anticipated liquidity and debt service needs, we cannot assure you that our business will generate sufficient cash flows from operating activities or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due or to fund our other liquidity needs.

We believe that the potential risks to our liquidity are, among other things, a reduction in cash flows from operating activities due to a lowering of net result from our operations, which could be due to downturns in our performance or the industry as a whole, exposure to increased interest rates in relation to our borrowings which bear interest at a variable rate, including our Revolving Credit Facility, and higher capital expenditures due to higher than expected demand or higher costs to operate and maintain our network.

Substantial portions of our debt are due for repayment in the next one to three years. Our ability to meet our debt service obligations or to refinance our debt depends on our future operating and financial performance and our ability to generate cash and access the capital markets in the future. This will be affected by our ability to successfully implement our business strategy, as well as general economic, financial, competitive, regulatory, technical and other factors, many of which are beyond our control.

If our future cash flows from operating activities and other capital resources (including borrowings under the Revolving Credit Facility together with cash and with further equity from our shareholders, to consummate such acquisitions) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to, among other things, reduce or delay our business activities and capital expenditures, reduce or delay our planned acquisitions, sell assets, obtain additional debt or equity capital, or restructure or refinance all or a portion of our debt on or before maturity. We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt limit our ability to pursue any of these alternatives, as may the terms of any future debt.

As of March 31, 2010, we had outstanding interest bearing indebtedness of €2,441 million.

We anticipate that our high leverage will continue for the foreseeable future. Our high level of debt may have important negative consequences for you. Our debt obligations contain covenants significantly restricting our ability to, among other things incur additional indebtedness, pay dividends or make other distributions, make certain other restricted payments and investments, create liens, impose restrictions on the ability of our subsidiaries to pay dividends or make other payments to us, transfer or sell assets, merge or consolidate with other entities, and enter into transactions with affiliates. Each of the covenants is subject to a number of important exceptions and qualifications. These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest. As of March 31, 2010, we were in compliance with our financial covenants. For more information, see ITEM 3D ‘Risk Factors—Risks Relating to Our Financial Profile—Our substantial debt could adversely affect our financial health and our ability to raise additional capital to fund our operations’ and ITEM 10C ‘Material Contracts—Financing Agreements.’
Under the Senior Credit Facility and the Senior Notes, we have, among other things, agreed not to declare or pay dividends unless we meet certain leverage tests or other criteria relating to restricted payments.

Cash flow for the Fiscal Year Ended March 31, 2010 compared to the Fiscal Year Ended March 31, 2009 and 2008

As of March 31, 2010, the cash and cash equivalents balance amounted to €267.7 million and we had €325.0 million credit available under our Revolving Credit Facility.

The following table shows a condensed version of our cash flows for the fiscal years ended March 31, 2010, 2009 and 2008:

	For the Fiscal Year ended March 31,
	2010	2009	2008
	(€ in millions)
Cash Flows from Operating Activities	649.0	668.7	444.7
Net Cash used in Investing Activities	(269.2)	(884.2)	(345.4)
Cash Flows from Financing Activities	(164.1)	251.9	(137.9)
Changes in Cash and Cash Equivalents	215.8	36.4	(38.6)
Valuation Adjustments on Cash and Cash Equivalents	0.0	0.1	0.0
Cash and Cash Equivalents at the beginning of the period	51.9	15.5	54.1

Cash and Cash Equivalents at the end of the period	267.7	51.9	15.5

Cash flows from Operating Activities

Our net cash flow from operating activities in the fiscal year ended March 31, 2010 decreased by €19.7 million to €649.0 million from €668.7 million in the prior corresponding period. The reduction in our net cash from operating activities compared to the prior year is primarily due to a one-time effect concerning the integration of the Orion Acquisition resulting in a change of billing date for annual payers from July to January and accordingly a higher change in deferred income in the fiscal year ended March 31, 2009. Additionally, we accrued provisions as of March 31, 2009 which were mostly utilized in the fiscal year ended March 31, 2010. This effect was partly offset by an increase in EBITDA. This calculation of EBITDA is not consistent with ‘Consolidated EBITDA’ or ‘Adjusted EBITDA’ presented elsewhere in this annual report.

Our net cash from operating activities in the fiscal year ended March 31, 2009 increased by €224.0 million to €668.7 million from €444.7 million in the fiscal year ended March 31, 2008. The increase was primarily generated by an improved performance in EBITDA, increasing by €106.0 million from the prior corresponding period. Approximately €539.4 million was derived from EBITDA and €158.1 million was derived from changes in current assets and current liabilities. The improvement of current assets and current liabilities was one time in nature due to certain changes in current assets and current liabilities and therefore is not expected to recur at this level in the future.

Cash flows from Investing Activities

Our net cash used in investing activities decreased by €615.0 million or 69.6% to €269.2 million for the fiscal year ended March 31, 2010 from €884.2 million for the fiscal year ended March 31, 2009. The decrease was primarily due to the Orion Acquisition and, to a lesser extent, for acquisitions of other Level 4 assets which led to cash out flow of €527.8 million in the fiscal year ended March 31, 2009. We invested €327.2 million in our business in the fiscal year ended March 31, 2010 compared to €373.0 million in the fiscal year ended March 31, 2009. Of the funds invested in our business in 2010, we estimate that €232.9 million was directly related to the new subscribers acquired and connected to our network and the remaining €94.3 million was invested in the expansion of the network and investment in software systems and websites to better serve our customers. Our capital expenditures amounted to 21.8% of our total revenues for the fiscal year ended March 31, 2010 compared to 27.2% for the fiscal ended March 31, 2009.

Our net cash used in investing activities increased by €538.8 million to €884.2 million for the fiscal year ended March 31, 2009 from €345.4 million for the fiscal year ended March 31, 2008. We used cash of €527.8 million for the Orion Acquisition and, to a lesser extent, for other Level 4 assets. Approximately €373.0 million was invested in our business. Of the funds invested in our business in the fiscal year ended March 31, 2009, we estimate that approximately €255.4 million was directly related to the acquisition and installation of customers and the remaining approximately €117.7 million was invested in the expansion of the network and investments in IT systems and websites to better serve our customers. Our capital expenditures amounted to 27.2% of our total revenues for the fiscal year ended March 31, 2009 compared to 26.4% for the prior fiscal year.

Cash flows from Financing Activities

Net cash used in financing activities was €164.1 million in the fiscal year ended March 31, 2010, compared to net cash provided from financing activities of €251.9 million in the fiscal year ended March 31, 2009.

The full amount of Tranche C in the amount of €535.0 million, which was used for the Orion Acquisition, was included in the cash flows from financing activities in the fiscal year ended March 31, 2009. In the fiscal year ended March 31, 2009, €60.0 million of net proceeds from the Revolving Credit Facility were repaid and €206.8 million was used to pay interest and transaction costs. In the fiscal year ended March 31, 2010 no additional Revolving Credit Facility borrowings or repayments were made. Payments of interest and transaction cost amounted to €179.1 million. Net cash payments received from and paid to shareholders amounted to €23.8 million in the fiscal year ended March 31, 2010, of which €25.4 million were net payments from shareholders and €1.6 million were dividends paid to minority shareholders of companies acquired in the Orion Acquisition. During the fiscal year ended March 31, 2009, cash payments to shareholders amounted to €8.0 million of which €1.1 million were dividends paid to minority shareholders of companies acquired in the Orion Acquisition.

Net cash flows from financing activities in the fiscal year ended March 31, 2009 was €251.9 million in the fiscal year ended March 31, 2009, compared to net cash used in financing activities of €137.9 million in the fiscal year ended March 31, 2008.

Included in cash flows from financing activities in the fiscal year ended March 31, 2008 were net proceeds of €60.0 million from Facility B, resulting from proceeds of €391.0 million and repayments of €331.0 million. €177.1 million were used to pay interest and transaction costs. During the fiscal year ended March 31, 2008, cash payments to shareholders amounted to €13.5 million.

Capital Expenditures

Capital expenditures consisting of cash paid for investments in intangible assets and property and equipment, as well as acquisitions amounted to €273.3 million in the fiscal year ended March 31, 2010. Total capital expenditures were comprised of €327.2 million of investments in property, equipment and intangible assets, less €58.6 million received as a subsequent purchase price reimbursement with respect to the Orion Acquisition. The investments in property and equipment amounted to €248.5 million. Capital expenditures related to IT systems, subscriber acquisition costs, licenses, software and intangible assets amounted to €78.7 million. €179.5 million of total capital expenditures can be allocated to our Internet and Phone business, in particular to the upgrade of the network, segmentation, the installation of modems and customer acquisition.

In the fiscal year ended March 31, 2009, capital expenditures consisting of cash paid for investments in intangible assets and property and equipment, as well as acquisitions amounted to €900.8 million. We used €527.8 million primarily for the Orion Acquisition. The investments in property and equipment amounted to €287.7 million, including €211.6 million for the upgrade of the network for our broadband Internet and Phone business, and the installation of modems. Capital expenditures related to IT systems, subscriber acquisition costs, licenses, software and intangible assets amounted to €85.3 million for the fiscal year ended March 31, 2009.

In the fiscal year ended March 31, 2008, capital expenditures consisting of cash paid for investments in intangible assets and property and equipment, as well as acquisitions amounted to €346.1 million. The investments in property and equipment amounted to €253.4 million, including approximately €175.4 million for the upgrade of the network for broadband Internet and Phone services, and the installation of modems. Capital expenditures related to IT systems, subscriber acquisitions costs, licenses, software and intangible assets amounted to €63.0 million. Also included in the capital expenditures are network acquisitions in the amount of €29.7 million.

C. Research and Development, Patents and Licenses, etc.

We have not undertaken any significant research or development over the past three fiscal years. Therefore, there were no significant amounts spent on company-sponsored research and development activities during each of the fiscal years ended March 31, 2010, 2009 and 2008.

D. Trend Information

See ITEM 5A ‘Operating Results’ and 5B ‘Liquidity and Capital Resources’.

E. Off-Balance Sheet Arrangements

There are no significant off-balance sheet arrangements that are likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2010 arising due to the earliest possible termination date of our group:

	Payments due by period
As of March 31, 2010	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(€ in millions)
Long-Term Debt Obligations(1)	3,146.6	161.0	583.9	2,401.8	0.0
Agreements with Deutsche Telekom and Subsidiaries	611.8	225.5	272.1	49.5	64.7
License, Rental and Operating Lease Commitments	125.9	57.2	57.0	9.1	2.6
Purchase Obligations	16.9	11.4	3.7	1.0	0.8

Total	3,901.2	455.1	916.7	2,461.4	68.1

(1)	Represents gross payments for principal and interest in Tranche A, B and C of the Senior Credit Facilities and the Senior Notes until maturity.

Pension Obligations

All our employees except those with civil servant status, benefit from a pension that vests after five years of employment. Pension benefits typically become payable at the age of 65. Tariffed employees (whose pension scheme has been negotiated between us and their union) annually accumulate a pension benefit claim in an amount of 2.5% of their annual gross income, multiplied by a variable age factor (ranging from five for employees in their twenties to one for employees aged sixty or over). Non-tariffed employees annually accumulate a pension benefit claim in an amount of 9% of their annual salary above the public pension contribution limit (currently €66 thousand in the old German federal states and €56 thousand in the new German federal states), in addition to the basic payment for tariffed employees. Of the 12% of our workforce who are civil servants, 100% have a pension plan with Deutsche Telekom, and our obligation each month is to make a payment to Deutsche Telekom of 30% of that individual’s versorgungsfähige Beamtenbezüge (base salary plus premium for the employee’s position). This payment amounts to approximately €700 to €1,500 per month per eligible employee. As is common with many German companies, we do not set aside assets against future pension liabilities. We recognize these liabilities on our consolidated balance sheet as an accrual against future obligations. As of March 31, 2010, these provisions for pension amounted to €39.3 million.

G. Safe Harbor

Forward-looking statements

This annual report includes forward-looking statements. These forward-looking statements include all matters that are not historical facts. These forward-looking statements can be identified by the use of forward-looking terminology, including terms such as ‘anticipate’, ‘believe’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘predict’, ‘project’, ‘will’ and similar terms and phrases, including references to assumptions. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

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

Important factors that could cause those differences include, but are not limited to:

•	competition from other companies in our industry and our ability to retain market shares;

•	our ability to control customer churn;

•	our ability to retain Level 4 network operators and large housing associations as customers and attract new customers;

•	our ability to renew carriage fee contracts;

•	our ability to successfully introduce new products and services and control costs;

•	our reliance on Deutsche Telekom AG and its affiliates for a significant part of our network and various services;

•	our ability to ensure access to attractive programming;

•	changes in technology and our ability to respond to new technological developments;

•	a failure to successfully upgrade our network within budget;

•	the failure to maintain our network or the occurrence of events that result in damages to our network;

•	changes in applicable German laws or regulations (or in their interpretation or enforcement);

•	our ability to comply with regulations affecting our business and our ability to respond to changes in the regulatory environment;

•	our substantial leverage and ability to generate sufficient cash to service our debt;

•	risks associated with our structure and our indebtedness;

•	potential conflicts of interests with our shareholders;

•	risks from the current economic downturn; and

•	general economic conditions.

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

Please read the sections of this annual report entitled ITEM 3D ‘Risk Factors,’ ITEM 4B ‘Information on the Company—Business Overview,’ ITEM 5A ‘Operating Results’ and ITEM 5B ‘Liquidity and Capital Resources’ for a complete picture of factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this annual report may not occur.

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the Exchange Act), and we are required to make periodic reports to the U.S. Securities and Exchange Commission (SEC) about KDG and KDG’s business that are publicly available. In addition, we are subject to the ongoing reporting requirements of the Irish Stock Exchange. Apart from any requirements pursuant to these laws and rules we have no obligation to update publicly or revise any forward-looking statements in this annual report, whether as a result of new information, future events or otherwise. You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented in this annual report.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

In accordance with German corporate law we are managed by a management board (Geschäftsführung) and supervised by a supervisory board (Aufsichtsrat). These two boards are separate. No individual may be a member of both boards. The management board is responsible for the day-to-day management of our business. The supervisory board appoints members of the management board and is authorized to remove members from the management board. The principal function of the supervisory board is to monitor the management board. The management board is obliged to report to the supervisory board on our business activities and strategy regularly, and the supervisory board may request additional reports at any time. The management board must obtain prior approval from the supervisory board with respect to certain material matters, but the supervisory board is generally not entitled to assume management functions or interfere with the day-to-day management of our business.

The management board of KDG was advised by our advisory board. No family relationships existed between the members of any of our management board, supervisory board or advisory board. Our advisory board was dissolved by a resolution of the shareholders’ meeting dated March 15, 2010 with effect as of March 29, 2010.

Our Management Board

In the financial year ending on March 31, 2010, KDG’s management board consisted of four members. The following table sets out the name, age and position of each of the members of our management board. As a result of the initial public offering of KDH, we will fully replace the service agreements of our managing directors with new service agreements as executive board members with KDH instead of KDG in the course of the fiscal year ending March 31, 2011.

Name	Born	Position
Dr. Adrian v. Hammerstein	1953	Chairman of the management board, Chief Executive Officer
Paul Thomason	1955	Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares	1963	Chief Operating Officer
Erik Adams	1965	Chief Marketing Officer (since April 2009)

Dr. Adrian v. Hammerstein is Chief Executive Officer and has been chairman of the management board of Kabel Deutschland since May 2007. He holds a doctorate in economics from Harvard University and has been working as an executive in the information and communication industry for 20 years. Prior to joining our group, Dr. v. Hammerstein was Chief Executive Officer at Siemens Business Services, an IT service provider. Before that, Dr. v. Hammerstein managed the business of Fujitsu Siemens Computers for five years, first as CFO then as CEO. Former stages of his occupational history have been group Chief Financial Officer of the Information and Communications products group at Siemens AG, Chief Financial Officer of the Open Enterprise Computing Division at Siemens Nixdorf and System Business Finance Manager at Digital Equipment.

Paul Thomason is Chief Financial Officer and has been a member of the management board of Kabel Deutschland since 2003. From 1999 to 2002, he held the position of Chief Financial Officer at PrimaCom AG. Between 1996 and 1998 Mr. Thomason served as Chief Financial Officer of KabelMedia GmbH, a predecessor to PrimaCom AG. Prior to joining KabelMedia GmbH, Mr. Thomason served as Senior Vice President of the First Union National Bank (Wachovia) in Charlotte, North Carolina, where he was responsible for the bank’s media investment and loan portfolio. Mr. Thomason received a BA in Business Administration from Georgia State University.

Dr. Manuel Cubero del Castillo-Olivares is Chief Operating Officer and had been Vice President at Kabel Deutschland since November 2003. He was appointed Managing Director, responsible for Cable TV and content in December 2005. Since November 2006 he also takes responsibility for the product segment ‘Internet & Phone’. Since April 2007 he is also responsible for sales and marketing. This includes sales to private customers, small and medium-sized companies, large corporations, and housing associations. Before joining KDG he held various positions within the German media-company Kirch Group. He, among other positions, has taken responsibility for the digital playout center and was managing director of Beta Technik Beteiligungs-GmbH. He was also founder and managing director of an Internet betting company in Austria and worked as a consultant. Dr. Cubero holds a doctorate degree in physics from Darmstadt Technical University, Germany, and an MBA from INSEAD Business School in Fontainebleau, France. He was President of Cable Europe (European Cable Communications Association) from February 2006 until January 2008.

Erik Adams is Chief Marketing Officer and joined our group in April 2007. He has been Chief Marketing Officer of Kabel Deutschland since April 2009. Mr. Adams moved to our group from Swiss cable operator Cablecom, where he was responsible for marketing and sales of the Company’s direct subscriber business as well as the product areas. Mr. Adams holds a degree in chemical engineering and an MBA from European School of Management (ESCP-EAP).

Our Supervisory Board

KDG resolved to dissolve its supervisory board on May 19, 2010. This resolution took effect with the registration in the commercial register on June 8, 2010. Since such time, KDG has not had a supervisory board.

As of February 19, 2010, KDH established a supervisory board, which makes decisions on behalf of all companies in our group, including KDG.

The following table sets out the name, age, position and the date of appointment for each of the members of the KDH supervisory board.

Name	Born	Position	Date first appointed
Tony Ball	1955	Chairman; Chairman of the Executive Committee	February 19, 2010
Joachim Pütz	1953	Deputy (since June 10, 2010)	May 27, 2010
John Carl Hahn	1958	Member (Deputy until June 9, 2010)	February 19, 2010
Biswajit Subramanian	1965	Member	February 19, 2010
Robert Sudo	1976	Member	February 19, 2010
Ian West	1964	Member	March 5, 2010
Martin David Stewart	1964	Member; Chairman of the Audit Committee	March 6, 2010
Susanne Aichinger	1963	Member	May 27, 2010
Petra Ganser	1959	Member	May 27, 2010
Petra Hesse	1965	Member	May 27, 2010
Ronald Hofschläger	1962	Member	May 27, 2010
Norbert Michalik	1960	Member	May 27, 2010

Tony Ball is a shareholder representative and the Chairman of the supervisory board. He was appointed chairman of KDG’s advisory board in June 2005 and became a member of Kabel Deutschland GmbH’s supervisory board in 2006 following the completion of the change in ownership in February 2006. Previously he was CEO of BSkyB plc (2001-2005) and before that CEO of Fox-Liberty Networks (1996-1999). He is a board member of the London 2012 Olympic Delivery Authority, a director of ONO SA (Spain) and a trustee of the Media Trust. In July 2009, Mr. Ball became a non-executive director of British Telecom PLC. Mr. Ball received an MBA from Kingston University and an honorary doctorate from Middlesex University. He is a fellow of the Royal Television Society.

Joachim Pütz is an employee representative and the Deputy of the supervisory board since June 10, 2010. He became a member of KDG’s supervisory board in 2008. Mr. Pütz is working as Secretary of Workers Union at ver.di (German Union representing the public sector employees) in Berlin.

John Carl Hahn is a shareholder representative and has been a member of KDG’s supervisory board since 2003. Mr. Hahn is a managing director of Providence Equity Partners Limited and he is responsible for Providence’s European investment activities. He is also a director of Nordic Cable Acquisition Company (Comhem), Digital Platform lletisim Hizmetleri (Digiturk), Grupo Corporativo Ono and Volia Cable. Prior to joining Providence Equity Partners Limited in 2000, Mr. Hahn was a managing director at Morgan Stanley. Prior to Morgan Stanley, Mr. Hahn worked with Price Waterhouse and Federal Data Corporation. Mr. Hahn received a Master of Business Administration from the Anderson School at the University of California at Los Angeles and a Bachelor of Business Administration from the University of Notre Dame.

Biswajit Subramanian is a shareholder representative and has been a member of KDG’s supervisory board since 2003. Mr. Subramanian is a managing director of Providence Equity Advisors India Private Limited and is a director of the board of Idea Cellular Ltd. and Aditya Birla Telecom Limited. Previously he was a member of the board of directors of eircom Limited, Ireland, and its holding company Valentia Telecommunications. Before joining Providence, he was a Vice President at Morgan Stanley & Co. International Ltd. in the European telecommunications investment banking team and, prior to that, worked at Credit Suisse First Boston, McKinsey & Co., and Intel Corporation. Mr. Subramanian received an MBA from the Wharton School of the University of Pennsylvania, a Master’s degree in electrical engineering from the University of California Santa Barbara and a Bachelor’s degree in electrical engineering from the Indian Institute of Technology.

Robert Sudo is a shareholder representative and was appointed to KDG’s supervisory board in 2006 following the completion of the change in ownership in February 2006. Mr. Sudo is a Vice President of Providence Equity Partners Limited, member of the London-based team responsible for Providence’s European investment activities and director of Comhem. Prior to joining Providence Mr. Sudo worked as an analyst for Goldman Sachs in Mergers & Acquisitions and Corporate Finance. He received a Diploma in Business Administration from HHL Leipzig Graduate School of Management.

Ian West is a shareholder representative and has been a member of the advisory board of KDG since September 2003. Mr. West is founder and chairman of the nettv247.com Ltd group, specializing in Internet TV and also co-founder & vice-chairman of Top Up TV founded in 2003 in the UK. Mr. West has held senior management and board positions at both BSkyB and its subsidiaries between 1989 and 2000 and ntl between 2001 and 2003, as well as being an advisor/investor with a range of private equity companies and via his own stand alone investments in a range of companies. Mr. West has a BA (honors) in Business Studies and is a member of the Chartered Institute of Marketing.

Martin David Stewart is a shareholder representative and the Chairman of the Audit Committee. He is a board member of the London 2012 Olympic Delivery Authority. Previously he was a director and CFO of BSkyB plc (1996–2004) and a director and CFO of EMI plc (2005–2007). He was also a director of ONO SA (Spain). He received an ACA qualification from the Institute of Chartered Accountants in England and Wales (ICAEW).

Susanne Aichinger is an employee representative and has been a member of KDG’s supervisory board for the period May 1, 2010 until June 8, 2010. Ms. Aichinger is the chairwoman of works council of the region Bavaria and is also a member of our group works council.

Petra Ganser is a Secretary of the Workers Union at the ver.di Bundesverwaltung (federal administration of the German union representing the public sector employees) responsible for various topics in relation with collective bargaining agreements. Among other things, she works in the field of remuneration structures under consideration of Gender Mainstreaming. Furthermore, she is a professional businesswoman for organization (VWA).

Petra Hesse is an employee representative and has been a member of KDG’s supervisory board since July 2005. Ms. Hesse worked for the controlling department of Deutsche Telekom AG and joined Kabel Deutschland in 1999. She has been representing the employees’ interests as chairwoman of the works council of the region Lower Saxony/Bremen since 2002. Ms. Hesse is also a member of our group works council.

Ronald Hofschläger is an employee representative and has been a member of KDG’s supervisory board for the period May 1, 2010 until June 8, 2010. Mr. Hofschläger has been working as a civil servant at the signal engineering department of Telekom since 1986. He joined Kabel Deutschland in 1999. Prior to joining Kabel Deutschland, Mr. Hofschläger managed the sales department for cable connections at Deutsche Telekom. He received a Diploma in telecommunication engineering. Mr. Hofschläger is chairman of the group’s works council.

Norbert Michalik is an employee representative and has been a member of the KDG’s supervisory board since 2006. Mr. Michalik is the head of our Internal Audit / Risk management and SOX Compliance department. He is responsible for an independent and objective assurance activity designed to add value and improve on organization’s operations by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of the internal control system (ICS), control and governance processes. He studied economics (main focuses on accounting and controlling) at the University in Duisburg.

B. Compensation

As a result of the initial public offering of KDH, we will fully replace the service agreements of our managing directors with new service agreements as executive board members with KDH instead of KDG. However, at present, the members of the management board still receive their compensation from KDG. We anticipate that the management board will receive their compensation from KDH, commencing in the course of the fiscal year ending March 31, 2011.

The total compensation of the members of the management board for the fiscal year ended March 31, 2010 is comprised of different components: (i) an annual fixed salary paid out in equal monthly installments, (ii) deferred pension benefits, (iii) a variable annual bonus subject to the attainment of certain performance targets, (iv) various typical fringe benefits and (v) non-cash share-based benefits based on the participation in the group’s MEP operated by Cayman Cable Holding L.P.

In total, management was remunerated with €6.4 million by KDG for performing services for KDG and its subsidiaries as well as for KDH for the fiscal year ended March 31, 2010. This includes total short-term employee benefits received (comprising annual fixed salaries, variable annual bonuses and various typical fringe benefits) of €2.9 million as well as deferred pension benefits in the amount of €0.3 million for the fiscal year ended March 31, 2010. Additionally, KDG has recorded non- cash share-based benefit expenses (included in the abovementioned total amount) based on our group’s long-term Management Equity Participation Programs (MEP) operated by Cayman Cable Holding L.P. due to changes in the measurement of the carrying amount of the underlying interests in the fiscal year ended March 31, 2010 in the amount of €3.1 million.

In the same period, the aggregated cash remuneration of KDG’s supervisory board members was €47 thousand and the aggregated remuneration of the advisory board members was €272 thousand.

We also maintain a directors’ and officers’ insurance policy with respect to the members of our management board and senior officers.

Benefits

Annual Bonus

The amount of the annual bonuses depends on the extent to which certain company-specific performance targets and personal performance targets are met. If performance targets are achieved in full, the annual bonus payable is equal to the agreed target bonus of 80% of the fixed salary. If 70% of targets are reached, a bonus in the amount of 10% of the target bonus is paid. If less than 70 % of performance targets are achieved, no bonus is paid. The annual bonus is limited to 150% of the target bonus.

The company-specific performance targets and personal performance targets are defined by the supervisory board of KDH in agreement with members of the management board at the beginning of each fiscal year. For the past fiscal year, the following parameters were used to define company-specific performance targets: EBITDA, revenues from Basic Cable and New Services, EBITDA minus capital expenditures, and net working capital. The extent to which targets have been reached is calculated and determined by the supervisory board of KDH at the end of each fiscal year on the basis of the actual operating results.

Non-Cash Benefits

All Managing Directors are entitled to a company car including petrol, to a mobile phone, to a private health insurance plan and are enrolled in the Company’s pension scheme with immediate non-forfeiture. Additionally, members of the management board hold interests originally issued under the ‘Management Equity Participation’ programs. See ITEM 7—‘Major Shareholders and Related Party Transactions’. Other than that, management does not receive any other direct benefits in kind.

Members of the management board hold interests in Cayman Cable Holding L.P., a limited partnership under Cayman law (the ‘Partnership’) of 1.3% originally issued under the MEP Interest Programs.

In addition, certain members of the supervisory board of KDG and entities connected with members of our supervisory board participated in the MEP. In the fiscal year ended March 31, 2010, these parties have received non-cash share-based payments due to changes in the carrying amount of the underlying interests in the amount of €6.1 million. As of March 31, 2010, 62,252 interests were outstanding.

KDH’s Executive Board

Dr. Adrian von Hammerstein, Dr. Manuel Cubero del Castillo-Olivares and Messrs. Paul Thomason and Erik Adams were appointed on February 20, 2010 as members of KDH’s first management board. The appointments are each for a two-year term. KDH (through its supervisory board) shall decide on a reappointment of each director twelve months prior to the expiration date of the managing director’s service contract.

Managing Equity Participation Program

See ITEM 7—‘Major Shareholders and Related Party Transactions.’

Other transactions with Members of the Management Board and the Supervisory Board

See ITEM 7—‘Major Shareholders and Related Party Transactions.’

C. Board Practices

Committees (within KDH’s Supervisory Board)

KDH’s supervisory board has formed committees from among its members and has charged them with the performance of specific tasks. The committees’ tasks, authorizations and processes are determined by the supervisory board. Where permissible by law, important powers of the supervisory board were also transferred to the committees. The supervisory board has established and maintained the following committees:

Committee	Members
Executive Committee	Tony Ball
John Carl Hahn
Joachim Pütz
Ronald Hofschläger

Audit Committee	Martin Stewart
Robert Sudo
Petra Hesse
Petra Ganser

Nomination Committee	Tony Ball
John Carl Hahn
Robert Sudo

Mediation Committee	Tony Ball
John Carl Hahn
Joachim Pütz
Susanne Aichinger

Executive Committee: The executive committee, among other things, makes decisions regarding personnel, including the remuneration to be received by our board members in accordance with the agreements the company has in place with them and determines the annual bonus payments to be received by our members of the management board.

Audit Committee: The purpose of the Audit Committee is to assist the supervisory board in fulfilling its responsibilities to oversee the accounting and financial reporting processes at the company. These responsibilities include the oversight of the quality and integrity of the company’s unconsolidated and consolidated financial statements and related disclosure and its internal control, risk management and audit functions. The committee also oversees the performance, qualifications and independence of the external auditor.

Nomination Committee: The nomination committee is responsible for proposing to the supervisory board suitable candidates for the supervisory board’s proposal for the election of shareholder representatives to the supervisory board to be made to the general meeting.

Mediation Committee: The supervisory board has formed a mediation committee in accordance with Section 31 para. 3 of the Co-Determination Act (Mitbestimmungsgesetz). If the required majority of two thirds of votes cast by the supervisory board members is not achieved in respect of the appointment of management board members, the mediation committee is responsible for making a proposal to the supervisory board, recommending the appointment of a particular candidate, within one month after the vote. The same applies if the removal of certain management board members from office does not achieve the required majority in the first round of voting.

KDG’s Audit Committee

The current members of KDG’s audit committee are Robert Sudo, Paul Thomason and Jana Enge. The purpose of the Audit Committee is to assist the company in fulfilling its responsibilities to oversee the accounting and financial reporting processes at the company. These responsibilities include the oversight of the quality and integrity of the company’s unconsolidated and consolidated financial statements and related disclosure and its internal control, risk management and audit functions. The committee also oversees the performance, qualifications and independence of the external auditor. The Audit Committee meets with representatives of management and the external auditor at least twice annually. In the fiscal year ended March 31, 2010, members of the Audit Committee were not remunerated for this role.

For further details on Robert Sudo and Paul Thomason, please see above under ITEM 6A ‘Directors, Senior Management and Employees—Directors and Senior Management.’

There are no contractual arrangements providing for benefits to directors upon termination of service.

D. Employees

The following table sets forth our average headcount numbers for the fiscal years ended March 31, 2010, 2009, 2008, 2007 and 2006, including back office sales staff:

	Fiscal Year Ended March 31,
	2010		2009		2008		2007		2006
Sales & Marketing	555		517		438		606	(1)	635
Network and Infrastructure	809		980		960		1,133		1,162
Overhead	474	(1)	483	(1)	460	(1)	303		281
Call Center	678		690		688		586		400
TKS	131		137		156		153		147

Total Employees	2,647		2,807		2,702		2,781		2,625

As of March 31, 2010, approximately 11% of our workforce were civil servants and still had the right to cease working for us and return to work for Deutsche Telekom or its affiliates.

Approximately 16% of our employees are members of a labor union. Historically, we have enjoyed good labor relationships and we are committed to maintaining these relationships. We take a constructive approach to union relationships and have been able to secure the cooperation of the unions and our workforce with regard to significant changes and the process of continuous improvements. We have negotiated various collective bargaining agreements directly with the labor union. These collective bargaining agreements cover the general labor conditions of our employees (other than executives), such as working hours, holidays, termination, provisions and general payment schemes for wages.

In April 2008, we entered into a new 24-month collective bargaining agreement with the labor union representing our unionized employees. As a result, wages for employees increased by 3.7% from June 1, 2008 and by another 3.3% from April 1, 2009. Negotiations for the 2010 wage agreements commenced in May 2010. As a result of these negotiations, the labor unions negotiation team has proposed a twelve month collective bargaining agreement with a 2.1% increase from July 1, 2010 (there was no increase for April, May and June 2010) to the union’s highest tariff board. Confirmation from the unions’ tariff board is still open.

In November 2008, we negotiated the restructuring of the Technical Operations with the labor union and our workers’ councils. The restructuring will result in savings in the technical operations department of approximately €13 million per year in the future. As a result of restructuring we reduced our workforce by approximately 200 employees between November 2008 and the end of December 2009. As of March 31, 2010, there were 12 unfair dismissal proceedings pending in connection with this headcount reduction.

In the fiscal year ended March 31, 2010, we also reorganized the call centers and negotiated this with the labor union and the workers councils. Several shop floor agreements concerning working conditions were modified. The tariff agreement with the labor union reduced wages in the call centers by 3.5% in April 2010, another 3.5% in April 2011 and 1% in October 2011. In addition, we cancelled our ‘Christmas bonus’ (one monthly salary per employee) for 2011 and 2012. The restructuring provides for savings in incremental wages payable with respect to our call centers.

All of our employees except those with civil servant status (for whom we make monthly payments to Deutsche Telekom) benefit from pension benefits granted by us. For further information see ITEM 5 ‘Operating and Financial Review and Prospects—Other Material Financial Obligations—Pension Obligations.’

E. Share Ownership

Information required by this Item is set forth under ITEM 7 ‘Major Shareholders and Related Party Transactions.’

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The tables in this section present information regarding the beneficial ownership of our shares as of March 31, 2010 by each person who is known by us to own shares of Cayman Cable Holding G.P. Co. Ltd. and partnership interests in Cayman Cable Holding L.P.

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

A. Major Shareholders

As of March 31, 2010, the shareholder of Cayman Cable Holding G.P. Co. Ltd. was:

	Number of Shares	Percentage of Shares
Providence	270	100%

On February 6, 2006, Providence, which has significant experience in investing in the telecommunications and media sectors and which had invested in the initial acquisition of KDG, completed the acquisition of the beneficial ownership interests in our major shareholder, Cayman Cable Holding L.P., previously owned by Apax and GS Capital Partners as well as those of several minority investors. Following this acquisition, Providence and its co-investing party Ontario Teachers’ Pension Plan Board owned approximately 96% of Cayman Cable Holding L.P., with the remainder partially owned by members of our management.

After the initial public offering of KDH, on March 22, 2010, Providence and Ontario Teachers’ Pension Plan Board owned approximately 98% of Cayman Cable Holding L.P., with the remainder owned by members of the management and the other boards of the group.

Our group structure

KDG’s sole shareholder is KDH. On March 22, 2010, KDH closed its IPO and became a German Stock Corporation (Aktiengesellschaft). Since the IPO, KDH is majority owned by Cable Holding S.A., Luxembourg. Cable Holding S.A. is wholly owned by Cayman Cable Holding L.P. The general partner of Cayman Cable Holding L.P. is Cayman Cable Holding G.P. Co. Ltd., a corporation under Cayman law. Cayman Cable Holding G.P. Co. Ltd. has the primary responsibility for the management of the Partnership. See Partnership Agreement below.

Major Interest Holders

As of March 31, 2010, the principal partnership interest holders of Cayman Cable Holding L.P. were as follows:

Number of Common LP Interests
Providence(1)	87,995,601
Ontario Teachers’ Pension Plan Board	7,683,407
Direct MEP(2)	1,102,468
Indirect MEP(3)	893,751

(1)	Held by different funds managed by Providence Equity Partners.
(2)

Direct MEP Interest Program has 1,102,468 Management Common LP Interests held by participants via the Management Equity Participation program established for our senior management, including KDG’s Supervisory Board (62,252), and Paul Thomason (839,720), member of our management board, and certain other senior managers holding in total 200,496 Management Common LP Interests.

(3)

The indirect MEP Interest Programs are established via Kabel Management Beteiligungs GbR and Kabel Management Beteiligungs- (MEP IV) GbR, two German partnerships established to implement the Management Equity Participation program for other managers. None of the participants of the Direct MEP Interest Program referred to in footnote 2 above are participants of the Indirect MEP Interest Programs. 893,751 Management Common LP Interests are held indirectly by the Kabel Management Beteiligungs GbR and the Kabel Management Beteiligungs- (MEP IV) GbR. Dr. Adrian v. Hammerstein and Dr. Manuel Cubero, members of our management board, indirectly hold 125,000 and 309,930 Management Common LP Interests, respectively, through Indirect MEP Interest Programs.

KDG’s record holder is Cayman Cable Holding L.P. and therefore, there are no host country holders of record. Management Common LP Interests and the Investor Common LP Interests rank equally as to entitlement to distributions and voting rights.

B. Related Party Transactions

Transactions with Parent Companies and Associated Companies

Deliveries and Services Rendered

The group entities conducted the following transactions based on deliveries and services rendered with related parties in the fiscal year ended March 31, 2010:

In April and May 2007, KDVS, as lender, entered into two loan agreements with the Partnership as borrower. As of September 1, 2009, the two agreements were replaced by a new revolving loan agreement up to €35 million with an interest rate of 12.0% per annum. Pursuant to a transfer agreement dated January 20, 2010, with the consent of KDVS, Cable Holding S.A. replaced the Partnership as the borrower effective January 21, 2010. As of March 26, 2010, the principal amount outstanding under this loan agreement was €25.8 million and the accrued interest was €1.7 million. Principal and interest were completely repaid on that date.

On September 1, 2009, KDVS as lender and Cable Holding S.A. as borrower entered into a loan agreement about the aggregate amount of €2.5 million. Interest was payable at a rate of 12.0% per annum. As of March 26, 2010, the principal amount outstanding under this loan agreement was €1.1 million and the accrued interest amounted to €75 thousand. Principal and interest were completely repaid on that date.

As of the balance sheet date, there were no outstanding receivables or payables from sold or purchased goods and services between the above mentioned companies.

KDVS purchased goods and services from KDH of €1.2 million in the fiscal year ended March 31, 2010 and had outstanding payables due to KDH in the amount of €1.5 million as of March 31, 2010. These purchased goods and services primarily relate to advisory for financing.

KDG sold goods and services to KDH of €30 thousand in the fiscal year ended March 31, 2010 and had outstanding receivables due from KDH in the amount of €36 thousand as of March 31, 2010. These sold goods and services relate to management services performed by KDG to KDH. KDG purchased goods and services from KDH of €585 thousand in the fiscal year ended March 31, 2010 and had outstanding payables due to KDH in the amount of €1.7 million as of March 31, 2010. These purchased goods and services relate to advisory for financing and strategic services performed by KDH. Payables include additionally liabilities to VAT consolidation.

KDVS sold goods and services to Kabelfernsehen Muenchen Servicenter GmbH & Co. KG of €4.0 million in the fiscal year ended March 31, 2010 and had no outstanding receivables due from Kabelfernsehen Muenchen Servicenter GmbH & Co. KG. These sold goods and services relate to signal delivery agreements with Kabelfernsehen Muenchen Servicenter GmbH & Co. KG in the ordinary course of business.

Partnership Agreement

The limited partners of the Partnership entered into an amended and restated exempted limited partnership agreement on May 21, 2007. This agreement (the ‘Partnership Agreement’) sets out the terms of the investment of the limited partners in the Partnership. Under the Partnership Agreement the primary right to manage and control the affairs of the Partnership assets, including its investment in KDG, is vested in the general partner of the Partnership, Cayman Cable Holding G.P. Co. Ltd., an entity wholly owned by Providence. The limited partners in the Partnership have no independent right to manage separately from Providence, although they have certain limited consent rights. In relation to the votes cast by the limited partners, each holder of a limited partner interest (being either an ‘Investor Common LP Interest’ or a ‘Management Common LP Interest’) has one vote for each limited partner interest it is deemed to hold. The Management Common LP Interests and the Investor Common LP Interests rank equally as to entitlement to distributions and voting rights. No limited partners have a right to board seats on KDG or its subsidiaries.

Management Equity Participation Programs

As of March 31, 2010 there are still a number of interests in the Partnership outstanding. These interests were originally issued under the former MEP Interest Programs (MEP I and MEP IV). The three option programs (MEP II, MEP III and MEP V) as well as the option part of MEP IV were settled during the fiscal year ended March 31, 2010.

MEP I provided direct and indirect—via Kabel Management Beteiligungs-GbR—ownership in the Partnership, the parent company of Cable Holding S.A. which is itself the main shareholder in KDH and therefore also in KDG. MEP II and III provided options in the Partnership interests. MEP IV was split into an interest program providing indirect—via Kabel Management Beteiligungs- (MEP IV) GbR—ownership in the Partnership and an option program providing options in the Partnership interests. MEP V also provided options in the Partnership interests. Certain employees (including senior executives) of the group receive remuneration in the form of share-based payment transactions. For more information on these MEP programs, see note 5.5 to our consolidated financial statements for the fiscal year ended March 31, 2010.

MEP Interest Programs

Certain members of KDG management and the supervisory board hold direct interests in the Partnership directly as limited partners originally issued under the Direct Management Equity Participation Program I (‘direct MEP I’) and certain members hold indirect interests through interests in Kabel Management Beteiligungs-GbR (originally issued under the Indirect Management Equity Participation Program I—‘indirect MEP I’) or Kabel Management Beteiligungs- (MEP IV) GbR (originally issued under the Indirect Management Equity Participation Program IV—‘indirect MEP IV’), both separate partnerships which are themselves a limited partner in the Partnership. The terms which apply to all those interests are substantially the same.

During the fiscal year ended March 31, 2010, the MEP Interest Programs were partially settled by the sale of some of the interests granted under the different programs.

MEP Option Programs

Until the fiscal year ended March 31, 2010, KDG additionally had three different option programs (MEP II, MEP III and MEP V) as well as the option part of MEP IV in place that differed in the exercise price as well as the grant date only. Under these programs, the participants were granted options on interests in the Partnership.

These option programs have been settled in the fiscal year ended March 31, 2010 and no longer exist.

The table below details the interests in Cayman Cable Holding L.P. held directly and indirectly by participants in our MEP programs as of March 31, 2010:

	Interests in Cayman Cable Holding L.P.
Program	directly	indirectly
Direct MEP Interest Program	1.13%	—
Indirect MEP Interest Programs	—	0.92%

Introduction of a long-term compensation component

With the new compensation structure taking effect on April 1, 2010, KDG will introduce a new long-term, performance-based variable compensation component on the basis of a Long-Term Incentive Plan (‘LTIP’). This new LTIP compensation component will comprise two stock-based elements—virtual performance shares and one-time grant of virtual stock options.

On the basis of the first LTIP element, members of the management board will at the beginning of each fiscal year be allotted a certain number of virtual performance shares, the value of which will correspond to approximately 100 % of their fixed salary at the time of grant. The performance shares will be due for payout four years from grant (‘Vesting Period’), provided that certain performance targets are reached within this Vesting Period. Performance targets will be defined by the total shareholder return of KDH stock relative to the M-DAX Index during the four-year Vesting Period. If the development of the total shareholder return of KDH stock during the Vesting Period corresponds to the development of the M-DAX Index, the performance target has been reached 100%. In this case, 100 % of the performance shares are paid out. The relevant stock price is the price of KDH stock on the date of vesting (average stock price during the last 30 trading days preceding the vesting date). If the development of the total shareholder return of KDH stock beats the development of the M-DAX Index during the four-year Vesting Period, the number of performance shares due for payout will increase relative to the extent to which the total shareholder return of KDH stock outperforms the M-DAX Index up to a maximum of 200 % of the number of performance shares originally allotted if the development of the total shareholder return exceeds the development of the M-DAX Index by 40 % or more. The performance target is not reached, and performance shares are not paid out and are forfeited, if the development of the total shareholder return of KDH stock falls short of the development of the M-DAX Index by more than 20 % during the Vesting Period or if the development of the total shareholder return of KDH stock falls below the development of the M-DAX Index and, at the same time, the price of KDH stock, plus any paid dividends, has dropped below the price of KDH AG stock at the time of grant.

On the basis of the second LTIP element, members of the management board will be granted a certain number of virtual stock options on a single occasion effective from the beginning of fiscal year ending March 31, 2011. The virtual stock options will vest in several tranches after two years (40%), three years (additional 30%), and four years (remaining 30%), respectively, provided that in each case particular performance targets are reached. Provided that the relevant performance targets are reached, stock options may for the first time be exercised after four years within a two-year exercise period (which may under certain circumstances be extended by up to two years at the discretion of the supervisory board). If stock options are exercised, the difference between the price of KDH stock on the date the virtual stock options were granted and the price of the stock on the date the options are exercised will be paid out.

In the event of unusual developments, the supervisory board may limit the number of performance shares subject to pay out as well as the number of exercisable virtual stock options.

Administration Fees

In the fiscal year ended March 31, 2010 the group expensed fees for consulting services of Providence in a total amount of €300 thousand.

Other transactions with Members of the Management Board

Some members of the management board obtained loans in the past from Cayman Cable Holding L.P. in a total amount of €2.2 million with interest rates ranging from 5.0% to 5.5% p.a. Some of the loans have been repaid during the fiscal year ended March 31, 2010. Therefore, as of March 31, 2010 the principal amounts outstanding were €0.8 million, interest payable for the fiscal year ended March 31, 2010 amounted to €0.1 million.

C. Interests of Experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated statements and other financial information

Legal and Arbitration Proceedings

We are involved in a number of governmental, legal and arbitration proceedings that have arisen in the ordinary course of our business. Other than as discussed below, we do not expect the governmental, legal or arbitration proceedings in which we are involved or with which we have been threatened in the previous twelve months to have, or have had in the recent past, significant effects on our group’s financial position or profitability. The outcome of legal proceedings, however, can be extremely difficult to predict with certainty, and we can offer no assurances in this regard.

Since August 2008, the FCO has been examining our business policy regarding the use of set-top boxes with proprietary functions in connection with our digital platform, alleging that it amounts to an abuse of a dominant market position by us. The examinations are pending. A negative outcome could adversely affect our future policy with regard to set-top boxes. Based on similar allegations, the FCO has also initiated individual proceedings against other cable network operators and the largest German pay-TV provider. In April 2010, the FCO commenced proceedings and declared its intention to order us to authorize only CPE that is equipped with a CI Plus (Common Interface) slot. Moreover, the FCO intends to prohibit us from ‘bundling’ signal transmission and conditional access services.

In 2007 the FCO initiated proceedings against us and the broadcasters RTL and ProSiebenSat.1, alleging that certain aspects of the retransmission agreements between us and the broadcasters in our cable network served to restrain competition and therefore amounted to an abuse of a dominant market position. The FCO is currently conducting an industry-wide market investigation in order to evaluate the effects of these aspects on competition.

We are involved in several legal proceedings with a Level 4 network operator that are related to the termination of contracts in two medium-sized German towns. Under these contracts, Deutsche Bundespost granted selected Level 4 network operators in a few selected towns an exclusive right to market the distribution network. As legal successor to Deutsche Bundespost, we were bound by these agreements that could not be terminated before December 31, 2009. We have terminated the contracts that were in place in these towns with effect as of December 31, 2009. As of January 1, 2010 we will market our distribution networks in these towns ourselves again and therefore we will be able to offer our products directly to the end customers. Proceedings are pending at the district courts of these two towns to clarify the legal situation after the expiration of the contracts. The Level 4 network operator denies its obligation to transfer its distribution network customers to us. An initial judgment delivered in May 2010 with respect to the proceeding in one of these towns, has confirmed that we may exclusively market our distribution networks again in these towns and that the Level 4 network operator is obligated to transfer its distribution network customers. An initial judgment for the other town is not expected before the fourth quarter of 2010.

We are currently involved in an industry-wide dispute with VG Media, a collecting society that asserts copyright royalty claims of private broadcasters against cable operators. In 2006, VG Media initiated proceedings before the copyright arbitration panel of the German Patent and Trademark Office (Schiedsstelle nach dem Wahrnehmungsgesetz). VG Media asked the panel to affirm that the terms and prices it has published for the use of their purported copyrights by digital and analog cable transmission were reasonable. In April 2009, the panel declared VG Media’s tariff for digital distribution unreasonable. Moreover, the panel declared unreasonable most other terms and conditions VG Media had published. In the panel’s view, a payment level under individual agreements of 1.38% and under collective agreements of 1.1% of Basic Cable services revenues is reasonable. Both parties have filed an objection against this decision; therefore, the arbitration award has not become binding. In December 2009, we filed an action against VG Media in the Berlin Regional Court for a declaratory judgment affirming that the feed-in and transmission of the channels of the broadcasters represented by VG Media do not infringe VG Media’s copyright and do not give rise to statutory royalty claims by VG Media. In January 2010, VG Media sued us for the payment of royalties amounting to approximately €16.4 million plus interest for the use of analog retransmission rights in 2006 and filed a claim for information regarding the proceeds from digital retransmission in 2006 and payment of royalties amounting to 0.42% of such proceeds plus interest. In a first hearing before the Munich Local Court (Landgericht), the court has indicated that VG Media’s action might be dismissed. Subsequently VG Media filed similar claims for 2007 before the Berlin Regional Court.

Pepcom Süd GmbH, a controlling shareholder of Kabelfernsehen München ServiCenter GmbH (‘KMS GmbH’) and the limited partner of KMS KG, commenced litigation proceedings against KDG, which is a minority shareholder of KMS GmbH and a limited partner of KMS KG, in November 2009. In the litigation, Pepcom Süd GmbH is attempting to exclude KDG as shareholder and limited partner of KMS GmbH and KMS KG, respectively. Pepcom Süd GmbH claims that KDG destroyed the mutual trust among shareholders and the partnership, which would justify excluding KDG from KMS GmbH and KMS KG. We believe that the claims lack merit and will defend our position accordingly. If Pepcom Süd GmbH were successful, this may result in us having to surrender our shares against a compensation payment which may be below market value.

On April 30, 2008, we acquired from the Orion Cable Group, a Level 4 network operator in Germany, network assets in eight German federal states where we also have cable TV operations. Since August 2008, arbitral proceedings have been pending with regard to the final determination of the purchase price payable under the Orion Share Purchase Agreement. While several issues with respect to the purchase price determination were settled in May 2009, the parties continue to dispute whether and to which extent the purchase price has to be further adjusted for costs incurred by some target companies for certain central functions such as customer care, IP, IT, finance and human resources. In September 2009, the arbitral court informed the parties that in its view the neutral expert’s decision (Schiedsgutachten) issued under the Orion Share Purchase Agreement in May 2009, which stated that these costs must not be accounted for under the purchase price formula, is not binding pursuant to Section 319 para. 1 of the German Civil Code. However, the question if and to which extent the purchase price has to be adjusted with respect to the costs for the central functions remains open and will now be decided by the arbitration panel. A decision is expected in 2010. The purchase price reduction arising from such adjustment, if any, may range between zero and approximately €47 million. Should Orion Cable GmbH become insolvent our ability to enforce our claims in case the purchase price is reduced or in the event we make indemnity or other claims under the Orion Share Purchase Agreement would be adversely affected.

On December 28, 2009, we received a legal brief on behalf of a former employee who claims that our new offering and method for upgrading Level 4 networks (‘Kabelanschluss Express’) is based on a proposal made and developed by him in 2007 which we rejected. He claims that this proposal has now been implemented by us and that based on his former employment agreement he is entitled to a payment of at least €24 million. We believe that the claim is unfounded and will defend our position accordingly.

We are on a regular basis subject to a variety of proceedings concerning our marketing claims and marketing strategies based on the German act against unfair competition. These proceedings are mostly initiated by our competitors, including Deutsche Telekom and the Level 4 network operators.

Also, see ITEM 18 ‘Financial Statements.’

B. Significant Changes

See ITEM 18 ‘Financial Statements.’

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

All of our shares are owned by our parent company, KDH (See ITEM 7 ‘Major Shareholders and Related Party Transactions’).

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

C. Material Contracts

Agreements with Deutsche Telekom

We have entered into various long-term SLAs with Deutsche Telekom and certain of its affiliates that are significant to our business, in particular for the lease of cable duct space for a portion of our cable network as well as for fiber optic transmission capacity, tower and facility space and for other services. In addition, we purchase electrical power required for the operation of our network through Deutsche Telekom under such agreements. Deutsche Telekom also provides us with fiber optic transmission lines for the distribution of analog and digital broadcasting signals using Opal technology. Deutsche Telekom announced that it will discontinue this technology by the end of 2010 but we reached agreement with Deutsche Telekom to continue Opal technology until December 31, 2016.

Our SLAs are generally long-term contractual arrangements and have strict guidelines regarding Deutsche Telekom’s ability to increase prices in the future. We have the ability to cancel these agreements subject to certain notice periods and we are actively seeking alternatives for a portion of these services. The assets that are shared between our network and that of Deutsche Telekom include underground ducts used to house Deutsche Telekom’s phone network and our cable television network, facilities which house Deutsche Telekom’s phone switches and our cable television headends, electricity supplied to shared facilities and fiber optic systems used to transmit both phone and cable television signals. The costs associated with SLAs primarily include:

•

payments made to Deutsche Telekom for use of assets. We lease certain assets, including fiber optic capacity and cable ducts, which are the largest expense component of the SLAs. Deutsche Telekom may raise prices on an annual basis to the extent its own operating costs increase with respect to such services. Such price increases are generally limited until 2015 by reference to the German consumer price index.

•

payments to Deutsche Telekom for rental space (for tower and other facilities) and energy costs for indoor facilities (which are equal to the cost Deutsche Telekom pays, plus a 5% margin). With regard to the energy supply for outdoor facilities, we agreed with Deutsche Telekom in 2010 on new fixed per unit prices for certain volumes and on average prices paid by Deutsche Telekom for excess volumes, each plus a 5% margin, which shall apply until 2012. Furthermore, we have recently reached an agreement with another supplier to provide for parts of our energy demand; and

•	payments made to reflect the cost to Deutsche Telekom of providing employees access to, and supervising the use of, shared facilities.

In addition, we pay for liability insurance to cover any business interruption of Deutsche Telekom’s phone business caused by us or our employees in shared facilities. See also ITEM 3D—‘Risk Factors—Risks Relating to Our Business—We rely on Deutsche Telekom and certain of its affiliates for cable duct space and other important services.’

The various services offered by Deutsche Telekom are specified under so called “Term Sheets” that are part of the SLAs. Generally, the term of the SLAs is unlimited, but the Term Sheets are subject to certain termination rights and, according to German law, lease agreements are subject to a termination right of either party after a term of 30 years. For example, if Deutsche Telekom decides to discontinue using cable ducts carrying our cable without replacing the ducts, it may terminate our rights to use such ducts although we have the right to purchase such ducts from Deutsche Telekom. If Deutsche Telekom replaces ducts, it must offer us space for our cable in the new ducts on the same terms. Furthermore, if we fail to fulfill our payment obligations or are otherwise in material or repeated breach of contract under the SLAs, Deutsche Telekom would be entitled to terminate the SLAs for good cause (wichtiger Grund). We renegotiated with Deutsche Telekom in January 2003 to reduce our payments under the SLAs. The expenses associated with the SLAs with Deutsche Telekom for the fiscal year ended March 31, 2010 amounted to €180.4 million, and to €169.1 million and €161.3 million for the fiscal years ended March 31, 2009 and 2008, respectively. We believe our payments under the SLAs, coupled with other contracted services with Deutsche Telekom affiliates, make us one of the larger customers of Deutsche Telekom.

In November 2007, we entered into agreements with Deutsche Telekom whereby 254 of our point-to-point radio systems on A-mode TV base were replaced with fiber optic lines of Deutsche Telekom and to substantially reduce the price for 436 Internet connection lines provided by Deutsche Telekom. Furthermore, the parties have agreed to a formal manner to order additional connection lines. We can cancel connection lines upon 24 months’ prior notice to the end of a calendar year for cancellations before 2013 or twelve months’ prior notice to the end of a calendar year for cancellations in 2013 or later. Deutsche Telekom can terminate connection lines only after 2017 with 36 months prior notice to the end of a month. We expensed under this contract €48.6 million for the fiscal year ended March 31, 2010 and €41.1 million for the fiscal year ended March 31, 2009, which are included in the above mentioned SLA expenses.

In 2008, Deutsche Telekom delivered backbones to interconnect our cable PoPs in Bavaria and Lower Saxony, using managed service technology called resilient packet ring (‘RPR’). The contracts run from January 2, 2008 for an unlimited time and can be terminated with twelve months’ prior notice to the end of a calendar year but at the earliest as of June 30, 2022. The contract had a volume of €6.6 million in the fiscal year ended March 31, 2010. In addition, we have made an up-front payment of €16.6 million in the fiscal year ended March 31, 2009, which is accrued as deferred expenses over the duration of the contract.

In May 2010 we entered into 4 agreements with Deutsche Telekom to deliver backbones to interconnect KDG´s cable pops and headends in Hamburg/Schleswig-Holstein, Berlin/Brandenburg, Saxony/Saxony-Anhalt, Rhineland-Palatinate/Saarland. Other than our contracts entered into in 2008 which use technology called resilient packet ring, the other backbones are based upon a transparent DWDM (Dense Wave Division Multiplexing) solution. The contracts run until March 31, 2021.

Other Supply Agreements

Backbone Agreements with Other Suppliers

In addition to the aforementioned agreements with Deutsche Telekom, in November 2009 we entered into agreements for the provision of fiber backbone network capacity with Versatel Süd GmbH for Berlin, Inexio Informationstechnologie und Telekommunikation KGaA for Saarland and Rhineland-Palatinate and with GlobalConnect GmbH for the region Hamburg, Schleswig-Holstein, Mecklenburg-Western Pomerania. These agreements have a regular term of 17 years but with flexible terms such as the ability to change leased fibers and in some cases to partially terminate the agreement early. Furthermore, we entered into a framework agreement with Transmode Systems AB for the supply and installation of dense wavelength division multiplex transmission equipment for our backbones.

Transponder Capacity for our Digital Television Platform

A key component of our digital television platform is the up-link and transponder capacity needed to transmit the digital signals from our playout facility in Frankfurt am Main/Roedelheim to our local headends and the headends of the other regional cable companies. We currently lease 13 transponders under agreements which we classify as finance lease agreements according to IAS 17. The contracts terminate in 2012. We are currently deploying fiber backbones which we believe will eliminate the need for transponders at the end of the existing transponder contracts.

Conditional Access System for Digital Television

Our digital free-to-air Basic Cable services offering (except for the public broadcasters’ channels), our pay-TV packages and the offering of Sky Deutschland that is distributed over our network are only offered to the subscribers of these services based on a conditional access system. The conditional access system (consisting of certain headend functionalities in the digital playout system and a smartcard for each subscriber’s CPE which is delivered to the customer upon request for digital free-to-air television or subscription to pay television services) is necessary to encrypt (on the network side) and to decrypt (on the subscriber side) digital television and radio content. This system allows operators to provide pay-TV services and the respective billing on an individual subscriber basis. Once we activate the subscriber’s smartcard, the encrypted digital signal is decoded, decompressed and converted to an analog signal and can be viewed by the respective subscriber. The conditional access system currently used is provided by Nagravision. In order to further enhance security and to reduce vulnerability of the encryption system against piracy we have entered into a new agreement with Nagravision pursuant to which Nagravision will supply us with an upgrade to the currently used conditional access system. In addition, in order to reduce the dependency on a single provider, we have entered into an agreement with NDS, which will supply us with an additional conditional access system which is simulcrypt-capable, meaning it can be operated simultaneously with the existing (or upgraded) conditional access system. We have implemented the security and copy protection requirements for the receivers used to decrypt the signal in contracts concluded with receiver manufacturers. Trademarks and logos that indicate the compatibility of the receivers with our services such as “Kabel digital geeignet” may only be used if specifications including copy protection for digital and analog signal outputs are met.

Feed-in Agreements with Broadcasters

We have entered into numerous feed-in agreements with both public and private broadcasters for the analog and digital retransmission of their program signals against payment of carriage fees. The most relevant feed-in agreements are those with the public broadcasters (ARD, ZDF and other public channels), Sky Deutschland, the RTL Group channels, the ProSiebenSat.1 Group channels and those with several major shopping channels such as QVC Studio GmbH and Home Shopping Europe GmbH & Co. KG. Under our agreement with Sky Deutschland, we also provide smartcards and encryption services to Sky Deutschland and we also transmit all channels offered by Sky Deutschland in HD quality. The aforementioned feed-in agreements expire between 2010 and the end of 2012. The feed-in agreements are automatically extended for an additional period of twelve months if neither party terminates the agreement before it expires.

Furthermore, we entered into a feed-in agreement with Sony United Kingdom Ltd/tvtv services (‘tvtv’) in 2006, under which tvtv provides an electronic programming guide service to our customers. The agreement has an unlimited term and can be terminated upon 24 months’ prior notice.

Content Agreements

In addition to the aforementioned feed-in agreements, we have entered into content license agreements, in particular for our pay-TV packages, with a number of content providers, such as The Walt Disney Company (Germany) GmbH, Turner Broadcasting System Europe Limited and The History Channel (Germany) GmbH & Co. KG, as well as with Mediapool Content Services GmbH for foreign language content. Under the content agreements we are usually required to pay a per subscriber license fee to the content provider according to a tiered fee schedule based on the number of subscribers. In some cases we are also required to make certain fixed or minimum payments. The terms of the content agreements vary. Many of our content agreements have a minimum duration of one or more years and are automatically extended for an additional period of twelve months if neither party terminates the agreement before it expires.

Furthermore, we have entered into agreements with respect to the operation and delivery of content for our pay-per-view product, ‘Select Kino,’ with On Demand Deutschland GmbH & Co. KG and with Tele-München Fernseh GmbH & Co. Produktionsgesellschaft and On Demand Management Limited, as guarantors. We have also entered into an agreement with Erotic Media AG with respect to ‘redXclub,’ our adult offering. The agreements require us to share a portion of the gross revenues generated through these services and to make certain fixed or minimum payments.

GEMA, one of the German copyright collecting societies, has been mandated by most of the relevant German copyright collecting societies (excluding VG Media) to collect royalties from the telecommunications cable network operators for cable retransmission. We entered into an agreement with GEMA in 2009 that may not be terminated prior to December 31, 2012. However, cable distribution of pay-TV offerings is not covered by that agreement.

Outsourcing and Other Supply Agreements

We use various external service providers to whom we have outsourced a number of tasks, such as call center, data warehousing as well as network maintenance, build-out and installation services. Since the beginning of 2009, we have outsourced certain services in connection with our network, such as network constructions, servicing, fault clearance and provision of interactive services, to various service providers, including Nokia Siemens Networks GmbH & Co. KG (‘NSN’), Cableway AG and several other smaller providers. Each of our network sub-regions is serviced by one service provider. Furthermore, we are required under German telecommunications law to provide measures to the relevant authorities for lawful interception of certain telecommunications activities. We have an agreement with NSN regarding the provision of the services to fulfill the requirements arising from this obligation.

We have entered into a maintenance service agreement with Dimension Data Germany AG & Co. KG (‘Dimension Data’) for our cable- and broadband Internet-PoPs as well as IP and phone-systems. Furthermore, we have entered into a framework agreement with Dimension Data regarding consulting services. We also have entered into a software and hardware purchase agreement with Dimension Data. We have outsourced our data warehousing services to DREFA Media Service GmbH.

In addition, we entered into an agreement with M.C.V. Medien Club Abonnement Vertrieb GmbH regarding certain promotion and marketing activities such as the operation of business offices and procurement of customer contracts on the basis of a limited exclusivity concerning the respective activities.

Mobile Phone and Mobile Internet

For the provision of our Mobile Phone and Mobile Internet services, in 2009 we entered into a service provider agreement with O2 Germany. Pursuant to an additional agreement, O2 Germany hosts certain services needed to offer the Mobile Phone and Mobile Internet services to our customers. The agreements are of unlimited duration and can be terminated in 2012 at the earliest. The service provider agreement provides for the transfer of the customers to O2 Germany against payment of a fee upon termination of the agreement in case we cease to offer mobile communication services.

Financing Agreements

Senior Notes

On July 2, 2004 KDG issued €250 million Euro Senior Notes and $610 million Dollar Senior Notes (together the ‘Senior Notes’), each of which are guaranteed by KDVS. As of March 31, 2010, €250 million aggregate principal amount of Euro Senior Notes and $610 million aggregate principal amount of Dollar Senior Notes are outstanding. The Senior Notes are currently registered with the Securities and Exchange Commission in the United States (ISIN XS02688103610 for Euro Senior Notes and ISIN US48282AAB17 for Dollar Senior Notes) as well as with the Irish Stock Exchange, Dublin, Ireland (B05LTS8 and B1GJFQ8 for Euro Senior Notes as well as B01R087 and B1GR8M9 for Dollar Senior Notes).

The Euro Senior Notes accrue interest at the rate of 10.750% per annum and the Dollar Senior Notes accrue interest at the rate of 10.625% per annum. The Senior Notes mature on July 1, 2014. Interest on the Senior Notes is payable on January 1 and July 1 of each year.

With respect to the Senior Notes, KDG entered into a hedge agreement with various banks swapping 100% of the US-Dollar denominated principal ($610 million) and interest payments into Euro denominated principal and interest payments at a fixed rate over five consecutive years from July 1, 2004 until July 1, 2009. From December 2008 until March 2009, KDG successfully negotiated new swap agreements, which effectively prolonged the existing currency hedges at the same rate of $1.2066 for each Euro and an increased average Euro fixed rate of 11.1695% (previously 10.2046%) by two years until July 1, 2011.

As of March 31, 2010, the new swaps have been accounted at fair value through profit or loss. Accordingly, the changes in fair value for the new swaps and the currency translation of the US-Dollar denominated Senior Notes through profit or loss in accordance with IAS 21. As a result, we incurred a loss of €0.3 million for the fiscal year ended March 31, 2010, which was recorded as an interest expense. We did not incur any losses through profit and loss statement in the fiscal years ended March 31, 2009 and March 31, 2008.

The Senior Notes contain several covenants limiting, among other things, KDG’s ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make certain other restricted payments and investments;

•	create liens;

•	impose restrictions on the ability of KDG’s subsidiaries to pay dividends or make other payments to KDG;

•	transfer or sell assets;

•	merge or consolidate with other entities; and

•	enter into transactions with affiliates.

Under the Senior Notes indenture, the amount of restricted payments (including dividends) that can be made by Kabel Deutschland GmbH to KDH is, subject to certain adjustments and exceptions, limited to 50% of the consolidated net income (less 100% of any loss) of Kabel Deutschland GmbH since the date of issuance of the Senior Notes.

Each of the covenants is subject to a number of important exceptions and qualifications.

At any time on or before July 1, 2010, the Senior Notes may be redeemed at 105.375%, with respect to the Euro Senior Notes, and 105.313%, with respect to the Dollar Senior Notes, as a percentage of the principal amount thereof, and at the following prices (as a percentage of the principal amount) beginning on the day after July 1 in each of the following years:

	Redemption Price
	Euro Senior Notes	Dollar Senior Notes
After July 1, 2010	103.583%	103.542%
After July 1, 2011	101.792%	101.771%
After July 1, 2012	100.000%	100.000%

Upon the incurrence of a change of control (which term is defined in the indenture governing the Senior Notes), each holder of the Senior Notes has the right, subject to certain exceptions, to require the issuer to repurchase such holder’s Senior Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date.

In addition, in the case of certain asset dispositions (which term is defined in the indenture governing the Senior Notes), each holder of the Senior Notes has the right, subject to certain exceptions, to require the issuer to repurchase such holder’s Senior Notes with the net available cash from such dispositions at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date.

The indenture governing the Senior Notes provides for events of defaults which, if any of them occurs, would permit or require the principal of and accrued interest on the Senior Notes to become or to be declared due and payable.

Senior Credit Facility

On May 12, 2006 KDVS entered into a Senior Credit Facility, arranged by the Royal Bank of Scotland plc. This agreement was comprised of two facilities, a fully drawn €1.15 billion term loan facility (‘Tranche A’) and a €200 million revolving credit facility (‘Tranche B’). According to the original agreement, Tranche A and Tranche B mature on March 31, 2012. On July 19, 2007 KDVS amended the Senior Credit Facility and increased Tranche B to €325 million under the same terms and conditions as the original Tranche B. The Senior Credit Facility is secured by all the assets of KDVS and a first priority pledge on 100% of the shares of KDVS owned by Kabel Deutschland GmbH. Since the closing date, Tranche A (€1.15 billion) has been fully drawn. The fair value of KDVS’ shares reported in group’s financials is €3.6 billion.

The revolving credit facility (Tranche B) may be borrowed, repaid and reborrowed up until one month prior to the final maturity date. Borrowings under Tranche B may be used for general corporate purposes. As of March 31, 2010, no amounts were outstanding under Tranche B.

The financing and transaction costs related to Tranche B are shown under non-current assets (prepaid expenses) in the amount of €1.1 million as of March 31, 2010, €2.5 million as of March 31, 2009 and €3.7 million as of March 31, 2008 and under current prepaid expenses in the amount of €1.1 million as of March 31, 2010, €1.1 million as of March 31, 2009 and €0.8 million as of March 31, 2008.

On October 22, 2007, KDVS signed a € 650 million senior add-on facility (‘Tranche C’), which ranks pari passu with Tranche A and Tranche B. As of May 9, 2008 the Tranche C commitment was reduced to €535 million. Tranche C was drawn on May 9, 2008 in the amount of € 535 million and remains fully drawn. The undrawn amount of €115 million was cancelled. Tranche C originally matures in March 2013.

On February 1, 2010, the group agreed to several amendments to its Senior Credit Facility with the majority of its lenders. The amendments primarily comprised of:

•	reseting of the restrictions related to the permitted acquisition volume,

•	allowing new borrowings if the proceeds are used to make acquisitions that become part of the security group or to refinance existing senior debt,

•	widening the covenant leverage test in case of major acquisitions (enterprise value of more than €400 million), and

•	changing the junior debt / senior debt prepayment ratio to 1:1.

In addition some technical amendments were agreed, including permitting a merger between KDVS and Kabel Deutschland GmbH and the extension of its Revolving Credit Facility (Tranche B).

We also agreed to extend the original maturity of our Tranche A and Tranche C borrowings until March 31, 2014 in return for an increased margin payable to consenting lenders.

After giving effect to such amendments and the execution of the roll documentation on February 3, 2010, approximately €200.8 million of the group’s debt will be due for repayment in 2012, with another approximately €38.5 million due in 2013 and approximately €1,445.8 million will ultimately be due in 2014.

With the amendments, margins for consenting lenders increased to 2.25% from 1.75% for Tranche A and remained stable at 3.25% for Tranche C. In addition until the original maturity date and extension an annual commitment fee of 1.25% for rolling lenders of Tranche A and 0.25% for rolling lenders of Tranche C effectively increase the margins on the extended facilities to 3.50%. For consenting but non-rolling Tranche A lenders representing approximately €163.6 million, the margin also increased to 2.25% from 1.75%.

Non-consenting lenders in Tranche A, representing approximately €37.2 million, and non-rolling Tranche C lenders, representing approximately €38.5 million will receive no margin increase.

At the same time, margins for consenting lenders in the Revolving Credit Facility (Tranche B) representing approximately €312.2 million increased to 2.25% from 1.75% for drawn amounts. Non-consenting lenders in the Revolving Credit Facility, representing approximately €12.8 million, will receive no margin increase for drawn amounts.

Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin. The margin on Tranche A and B of the Senior Credit Facility for non-rolling lenders is based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement—‘consolidated EBITDA’ is a different figure to ‘adjusted EBITDA’ and ‘EBITDA’ and is calculated based on the definitions of the Senior Credit Facility agreement) as follows:

Ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement)	Margin (% per annum)
Greater than 4:1	2.000
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.750

As of March 31, 2010 the ratio of consolidated senior net borrowings to consolidated EBITDA amounted to 2.11:1. Therefore, the applicable margin was EURIBOR plus 1.75% as of March 31, 2010. KDVS pays an annual commitment fee of 0.625% on the undrawn commitment under Tranche B. The margin for non-rolling Tranche C lenders is 3.25%.

The margin on the rolled portion of Tranche A and the rolled portion of Tranche C is also based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement)	Margin (% per annum)
Greater than 2:1	3.500
Less than or equal to 2:1	3.250

The Senior Credit Facility contains several affirmative and negative covenants including, but not limited to, the following financial covenants:

Covenant Test	Requirement as of March 31, 2010
Consolidated EBITDA to net interest	Greater than 2.50:1
Senior net debt to consolidated EBITDA	Less than 3.00:1

The foregoing thresholds adjust over time, becoming more restrictive. As of March 31, 2010 KDG’s ratio of consolidated EBITDA to net interest amounted to 4.29:1. The ratio of senior net debt to consolidated EBITDA amounted to 2.11:1.

On February 25, 2009, KDVS amended its Senior Credit Facility to change the senior net debt to consolidated EBITDA covenant for the quarters commencing December 2010 until December 2011, as well as to extend senior net debt to consolidated EBITDA and consolidated EBITDA to net interest covenants beyond March 2012 until maturity of Term Loan C in March 2013. On February 1, 2010, KDVS amended its Senior Credit Facility to extend these covenants until the maturity of the rolled portions of Tranche A and Tranche C in March 2014.

In addition, the Senior Credit Facility contains certain negative covenants significantly restricting KDG’s ability to, among other things, after the covenants were amended with the agreement dated February 1, 2010:

•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make certain other restricted payments and investments;

•	create liens;

•	impose restrictions on the ability of KDG’s subsidiaries to pay dividends or make other payments to KDG;

•	transfer or sell assets;

•	merge or consolidate with other entities; and

•	enter into transactions with affiliates.

Mandatory prepayments of the Senior Credit Facility are required (i) in full upon a change of control (generally triggered if a person or group other than Providence or its affiliates gains control of more than 30% of the total voting rights of the Company) or a sale of substantially all of the assets or the businesses, (ii) in part from the receipt of proceeds from certain third parties, including in connection with asset sales, and (iii) in part from 50% of the primary proceeds from the sale of shares on the public market by Kabel Deutschland GmbH or by one of its holding companies, to the extent not applied to discharge indebtedness under the Senior Notes or the PIK Loan or reinvested in the business, and only to the extent required to reduce the ratio of consolidated total senior net borrowings to consolidated EBITDA to 2:1. The public offering of shares in KDH did not generate primary proceeds to Kabel Deutschland GmbH nor to its holding companies as would be relevant for a mandatory prepayment under the Senior Credit Facility, as the selling shareholder received all the net proceeds from the sale of the offer shares.

At March 31, 2010, €1.15 billion was outstanding under Tranche A at an interest rate of approximately 2.633% and €535 million was outstanding under Tranche C at an interest rate of approximately 3.649%. Currently KDG has no interest hedging instruments in place.

Intercreditor Agreement

To establish the relative rights of certain of their creditors under the new financing arrangements, KDG, KDVS and other obligors under the Senior Credit Facility and the Senior Notes, entered into an intercreditor agreement dated March 29, 2004, amended and restated on July 1, 2004 and May 9, 2006 with the lenders under the Senior Credit Facility, the creditors under the hedging documents, the trustee for the Senior Notes, certain investors (upon accession) and The Royal Bank of Scotland plc, as Senior Credit Facility Agent and as security agent.

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

E. Taxation

The following discussion is a summary of certain material German tax considerations relating to the Senior Notes. It is based on the laws in force on the date of this filing, of general nature only and neither intended as, nor to be understood as, legal or tax advice. Any information given hereafter reflects the opinion of the Issuer and must not be misunderstood as a representation or guarantee with regard to potential tax consequences. Further, each Issuer advises that the tax consequences depend on the individual facts and circumstances at the level of the holder of Senior Notes (‘Noteholder’) and may be subject to future changes in law.

German tax resident private Noteholders

General

Interest payments on Senior Notes held by German resident private Noteholders (i.e. private individuals whose residence or habitual abode is located in Germany) are generally subject to income tax at a flat tax rate of 25 per cent. (plus 5.5 per cent. solidarity surcharge thereon and, if applicable, church tax). Interest payments made in a currency other than Euro have to be converted into Euro upon accrual.

The flat tax regime also applies to capital gains from the sale or redemption of the Senior Notes held by German resident private Noteholders. Losses from the sale or redemption of the Senior Notes can only be offset against other investment income within the meaning of the flat tax regime. In the event that an off-set is not possible in the assessment period in which the losses have been realized, such losses will be carried forward into future assessment periods only and can be off-set against investment income generated in future assessment periods.

Capital gains and losses are determined by the difference between the sales/redemption proceeds after the deduction of expenses directly connected to the sale/redemption and the acquisition costs of the Senior Notes. If the Senior Notes are denominated in a currency other than Euro, the sales/redemption proceeds and the acquisition costs have to be converted into Euro on the basis of the foreign exchange rates prevailing on the sale or redemption date and the acquisition date respectively.

Withholding Tax

For German resident private Noteholders, the flat tax liability on interest payments on the Senior Notes is generally levied by way of withholding tax, provided that the Senior Notes are held in custody with a German custodian, who is required to deduct the withholding tax from such interest payments (the ‘Disbursing Agent’). For withholding tax purposes, interest payments made in a currency other than Euro have to be converted into Euro upon accrual.

Disbursing Agents are German resident credit institutions, financial services institutions (including German permanent establishments of foreign institutions), securities trading companies or securities trading banks. The applicable withholding tax rate is 25% (plus 5.5% solidarity surcharge thereon and (if applicable) church tax).

The withholding tax regime should also apply to any gains from the sale or redemption of Senior Notes realized by private Noteholders holding the Senior Notes in custody with a Disbursing Agent. If the Senior Notes are denominated in a currency other than Euro, currency gains/losses are also accounted for as gains from the sale or redemption of the Senior Notes.

The withholding tax is imposed on the excess of the proceeds from the sale or redemption after deduction of expenses directly connected to the sale/redemption over the acquisition cost of the Senior Notes, if the Senior

Notes were held in custody by such institution since their acquisition. If custody has changed since the acquisition and the acquisition data is not proved, the tax at a rate of 25% (plus solidarity surcharge, plus German church tax, if any) will be imposed on an amount equal to 30% of the proceeds from the sale or redemption of the Senior Notes.

The withholding tax is as a rule not applied if the total investment income of a private investor is not exceeding the lump sum deduction (Sparer-Pauschbetrag) of €801 (€1602 for married couples filing jointly) where a certificate of exemption (Freistellungsauftrag) has been filed.

For private Noteholders, the withholding tax is generally definitive (i.e. in principle, there will be no further income tax liability on investment income from which withholding tax was deducted and the Noteholder is not required to declare such income in its tax return). In the case of investment income which is not subject to the withholding tax regime, a special flat tax assessment procedure applies, i.e. the Noteholder has to declare the income in its tax return and is taxed at the flat tax rate in accordance with the flat tax principles outlined above. This applies mutatis mutandis in the case that church tax (although due) is not levied by way of the withholding tax. Finally, the special flat tax assessment procedure applies upon request of the Noteholder, provided that further pre-requisites are met. Private Noteholders having a lower personal income tax rate may, upon application, also include the investment income in their general income tax return to achieve a lower tax rate.

The Issuer of the Senior Notes—unless it qualifies as Disbursing Agent—should under German law not be required to deduct withholding tax (Quellensteuer) from the proceeds of the investment in the Senior Notes.

German tax resident business Noteholders

Interest payments under the Senior Notes and capital gains from the sale or redemption of the Senior Notes are subject to income tax or corporate income tax as well as solidarity surcharge (and in the case of individuals, if applicable, church tax). In addition, trade tax is levied to such income, if the Senior Notes are held as assets of a German business. Losses should as a rule be tax deductible.

The withholding tax regime outlined above should apply mutatis mutandis to business Noteholders. However, German corporate Noteholders and other Noteholders holding the Senior Notes as assets of a German business should in essence not be subject to the withholding tax on gains from the sale/redemption or exercise of the Senior Notes (i.e. for these Noteholders only interest payments, but not gains from the sale/ redemption of the Senior Notes are subject to the withholding tax regime).

Any withholding tax imposed is credited against the Noteholder’s (corporate) income tax liability (and the solidarity surcharge as well as, if applicable, church tax) in the course of the tax assessment procedure, i.e. the withholding tax is not definitive. Any potential surplus of the withholding tax over the (corporate) income tax will be refunded.

Private individual Noteholders who acquired the Notes prior to January 1, 2009

Special rules apply where the Senior Notes were acquired prior to January 1, 2009. The currently applicable flat tax regime was introduced with effect of January 1, 2009. The rules as set out above in principle apply to interest payments under the Senior Notes, even if the Senior Notes were acquired prior to January 1, 2009. In this case, gains from the sale or redemption of the Senior Notes (excluding accrued interest, Stückzinsen) should not be subject to income taxation and losses, if any, should not be deductible, provided the period between acquisition and disposal of the Senior Notes exceeded 1 year. Accrued interest (Stückzinsen) should, however, be subject to income taxation. As a rule, no withholding tax should be deducted upon sale or redemption of the Senior Notes in this case.

Foreign tax resident Noteholders

Foreign resident Noteholders should not be taxable in Germany with the interest payments on and the gains from the sale or redemption of the Senior Notes and no German withholding tax should be withheld from such income. This should hold true, even if the Senior Notes are held in custody with a German custodian. Exceptions apply, for example, where the Senior Notes are held as business assets of a German permanent establishment.

EU Savings Tax Directive

Under the EU Council Directive on the taxation of savings income in the form of interest payments (2003/48/EC) each Member State of the EU is required to provide the tax authorities of another Member State with details of interest payments or other similar income paid by a person within its jurisdiction to an individual resident in such other Member State. Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The directive has been implemented in Germany by the decree on the taxation of interest income (Zinsinformationsverordnung) which applies from July 1, 2005, onwards.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file annual reports and other information with the SEC. It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room at the following location:

Public Reference Room

100 F Street, NE

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and their copy charges. The Company’s SEC filings are also publicly available through the SEC’s website at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See ITEM 5A ‘Operating Results’ and ITEM 18 ‘Financial Statements.’

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Company’s disclosure controls and procedures (as defined in Exchange Act rule 13a—15(e)) are designed in a way that the information required to be disclosed in reports under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. We have, under the supervision and with the participation of our management, including the CEO and CFO (our principal executive and financial officers) performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Securities Exchange Act rule 15d-15(e)) as of March 31, 2010. Based on this evaluation, we concluded as of such date that, our disclosure controls and procedures were effective to ensure that information required to be disclosed by Kabel Deutschland GmbH in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

B. Management’s Annual Report on Internal Control over Financial Reporting

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

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and board of our company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on our financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control- Integrated Framework. Based on our assessment, management concluded that, as of March 31, 2010 our internal control over financial reporting is effective based on those criteria.

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

C. Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding the effectiveness of the Company’s internal control over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

D. Change in Internal Control over Financial Reporting

During the period covered by this annual report, there have been no changes to the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect KDG’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

One of the members of KDG’s Audit Committee, Robert Sudo has an extensive knowledge of financial and economic matters. Prior to joining Providence, Mr. Sudo worked as an analyst for Goldman Sachs in Mergers and Acquisitions and Corporate Finance. However, no Audit Committee financial expert has been currently designated.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a Code of Ethics (‘Code’) that applies to the Company and its officers in order to promote honesty, integrity, transparency and ethical conduct in our officers’ performance of their management responsibilities.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor’s Remuneration

a. Audit Fees

Fees for audit services totaled approximately €1.1 million in fiscal year ended March 31, 2010 and approximately €1.3 million in fiscal year ended March 31, 2009, including fees associated with the annual audits and statutory audits required.

b. Audit-Related Fees

Fees for audit-related services totaled approximately €49 thousand in fiscal year ended March 31, 2010 and approximately €7.1 million in fiscal year ended March 31, 2009 primarily related to the Orion Acquisition and to the purchase price settlement.

c. Tax Fees

Fees for tax services, including tax compliance and tax advice, totaled approximately €0.2 million in the fiscal year ended March 31, 2010 and approximately €0.5 million in fiscal year ended March 31, 2009.

d. All Other Fees

Other fees not included in a to c above amounted to approximately €3.5 million in fiscal year ended March 31, 2010 compared to €2.0 million in the fiscal year ended March 31, 2009. These fees mainly relate to services provided principally including support and advisory services related to transaction and integration of acquisitions.

e. Audit Committee’s Pre-Approval Policy

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

f. Accountant’s Engagement

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-159.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association of Kabel Deutschland GmbH (incorporated by reference from Exhibit 1 to the 2007 Annual Report on Form 20-F filed with the SEC on July 31, 2007)

4.1	English Summary of the Service Framework Agreements (incorporated by reference from Exhibit 10.02 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.2	Services Framework Agreement between Deutsche Telekom AG and Kabel Hamburg/Schleswig-Holstein/Mecklenburg-Vorpommern GmbH & Co. KG, dated January 27, 2003 (incorporated by reference from Exhibit 10.03 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.3	Services Framework Agreement between T-Systems International GmbH and Kabel Hamburg/Schleswig-Holstein/Mecklenburg-Vorpommern GmbH & Co. KG, dated January 27, 2003 (incorporated by reference from Exhibit 10.04 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.4	Services Framework Agreement between Deutsche Telekom AG and Kabel Niedersachsen/Bremen GmbH & Co. KG, dated January 27, 2003 (incorporated by reference from Exhibit 10.05 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.5	Services Framework Agreement between T-Systems International GmbH and Kabel Niedersachsen/Bremen GmbH & Co. KG, dated January 27, 2003 (incorporated by reference from Exhibit 10.06 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.6	Services Framework Agreement between Deutsche Telekom AG and Kabel Berlin/Brandenburg GmbH & Co. KG, dated January 27, 2003 (incorporated by reference from Exhibit 10.07 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.7	Services Framework Agreement between T-Systems International GmbH and Kabel Berlin/Brandenburg GmbH & Co. KG, dated January 27, 2003 (incorporated by reference from Exhibit 10.08 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.8	Services Framework Agreement between Deutsche Telekom AG and Kabel Sachsen/Sachsen-Anhalt/Thüringen GmbH & Co. KG, dated January 27, 2003 (incorporated by reference from Exhibit 10.09 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

Exhibit Number	Description of Exhibit

4.9	Services Framework Agreement between T-Systems International GmbH and Kabel Sachsen/Sachsen-Anhalt/Thüringen GmbH & Co. KG, dated January 27, 2003 (incorporated by reference from Exhibit 10.10 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.10	Services Framework Agreement between Deutsche Telekom AG and Kabel Rheinland-Pfalz/Saarland GmbH & Co. KG, dated January 27, 2003 (incorporated by reference from Exhibit 10.11 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.11	Services Framework Agreement between T-Systems International GmbH and Kabel Rheinland-Pfalz/Saarland GmbH & Co. KG, dated January 27, 2003 (incorporated by reference from Exhibit 10.12 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.12	Services Framework Agreement between Deutsche Telekom AG and Kabel Bayern GmbH & Co. KG, dated January 27, 2003 (incorporated by reference from Exhibit 10.13 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.13	Services Framework Agreement between T-Systems International GmbH and Kabel Berlin/Brandenburg GmbH & Co. KG, dated January 27, 2003 (incorporated by reference from Exhibit 10.14 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.14	Senior Credit Agreement between Kabel Deutschland GmbH and The Royal Bank of Scotland plc, dated March 13, 2006 (including the amendments by amendment letters dated April 18, 2006, May 11, 2006, June 22, 2007, July 19, 2007, February 25, 2009 and February 1, 2010)

4.15	Form of Add-On Facility Accession Agreement—Facility A1

4.16	Form of Add-On Facility Accession Agreement—Facility C1

4.17	Priority Agreement between Kabel Deutschland GmbH, Certain Subsidiaries of Kabel Deutschland GmbH, The Senior Creditors, Hedging Banks, Bridge Creditors, Notes Trustee, Investors (each as defined therein), Deutsche Bank AG London and The Royal Bank of Scotland plc, dated March 29, 2004 (incorporated by reference from Exhibit 10.16 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.18	Supplemental Agreement between Kabel Deutschland GmbH and The Royal Bank of Scotland plc, dated May 9, 2006 (incorporated by reference from Exhibit 10.17 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.19	Supplemental Agreement in relation to Certain German Security Documents between Kabel Deutschland GmbH, Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Kabel Deutschland Vertrieb und Service Beteiligungs GmbH & Co. KG, Kabel Deutschland Vermögen Beteiligungs GmbH & Co. KG, The Royal Bank of Scotland plc, as Security Agent and The Other Finance Parties (as defined therein), dated February 4, 2010

4.20	Release Agreement between Deutsche Bank AG London, The Finance Parties, Law Debenture Trust Company of New York and Certain Subsidiaries of Kabel Deutschland GmbH (each as defined therein), dated May 12, 2006 (incorporated by reference from Exhibit 10.19 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.21	Number 9 of the Roll of Deeds for 2010 in relation to Supplemental Share Pledge and Supplemental Interest Pledge Agreements, dated February 4, 2010

4.22	Number 10 of the Roll of Deeds for 2010 in relation to Supplemental Secondary Share Pledge and Supplemental Secondary Interest Pledge Agreements, dated February 4, 2010

Exhibit Number	Description of Exhibit

4.23	Account Pledge Agreement between Kabel Deutschland GmbH, The Royal Bank of Scotland plc and The Finance Parties (as defined therein), dated May 12, 2006 (incorporated by reference from Exhibit 10.22 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.24	Share Pledge Agreement between Kabel Deutschland Vertrieb und Service GmbH & Co. KG, The Royal Bank of Scotland plc and The Finance Parties (as defined therein), dated May 12, 2006 (incorporated by reference from Exhibit 10.23 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.25	Secondary Share Pledge Agreement between Kabel Deutschland GmbH, The Royal Bank of Scotland plc, Law Debenture Trust Company of New York and The Finance Parties (as defined therein), dated May 12, 2006 (incorporated by reference from Exhibit 10.24 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.26	Interest Pledge Agreement between Kabel Deutschland GmbH, The Royal Bank of Scotland plc and The Finance Parties (as defined therein), dated May 12, 2006 (incorporated by reference from Exhibit 10.25 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.27	Secondary Interest Pledge Agreement between Kabel Deutschland GmbH, The Royal Bank of Scotland plc, Law Debenture Trust Company of New York and The Finance Parties (as defined therein), dated May 12, 2006 (incorporated by reference from Exhibit 10.26 to the Registration Statement on Form F-4 filed with the SEC on September 15, 2006)

4.28	Supplemental Account Pledge Agreement between Kabel Deutschland GmbH, as pledgor, The Royal Bank of Scotland plc, as Security Agent and The Other Finance Parties (as defined therein), dated February 4, 2010

4.29	Account Pledge Agreement between Kabel Deutschland Vertrieb und Service GmbH & Co. KG, as pledgor, The Royal Bank of Scotland plc, as Security Agent and The Finance Parties (as defined therein), dated May 12, 2006

4.30	Supplemental Account Pledge Agreement between Kabel Deutschland Vertrieb und Service GmbH & Co. KG, as pledgor, The Royal Bank of Scotland plc, as Security Agent and The Other Finance Parties (as defined therein), dated February 4, 2010

8.1	List of Significant Subsidiaries

11.1	Code of Ethics of the Kabel Deutschland Group (incorporated by reference from Exhibit 11 to the 2008 Annual Report on Form 20-F filed with the SEC on July 29, 2008)

12.1	Certification Rule 13A-14(A) CEO Kabel Deutschland GmbH

12.2	Certification Rule 13A-14(A) CFO Kabel Deutschland GmbH

12.3	Certification Rule 13A-14(A) CEO Kabel Deutschland Vertrieb und Service GmbH & Co. KG

12.4	Certification Rule 13A-14(A) CFO Kabel Deutschland Vertrieb und Service GmbH & Co. KG

13.1	Certification Rule 13A-14(B) CEO Kabel Deutschland GmbH

13.2	Certification Rule 13A-14(B) CFO Kabel Deutschland GmbH

13.3	Certification Rule 13A-14(B) CEO Kabel Deutschland Vertrieb und Service GmbH & Co. KG

Exhibit Number	Description of Exhibit

13.4	Certification Rule 13A-14(B) CFO Kabel Deutschland Vertrieb und Service GmbH & Co. KG

15.1	Report of Independent Registered Public Accounting Firm

15.2	Report of Independent Registered Public Accounting Firm

SIGNATURES KDG

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kabel Deutschland GmbH

By:

	Signature	Title	Date

Name:	/S/ DR. ADRIAN V. HAMMERSTEIN Dr. Adrian v. Hammerstein	Chief Executive Officer	July 27, 2010

Name:	/S/ PAUL THOMASON Paul Thomason	Chief Financial Officer	July 27, 2010

Name:	/S/ DR. MANUEL CUBERO DEL CASTILLO-OLIVARES Dr. Manuel Cubero del Castillo-Olivares	Chief Operating Officer	July 27, 2010

Name:	/S/ ERIK ADAMS Erik Adams	Chief Marketing Officer	July 27, 2010

SIGNATURES KDVS

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

By:

	Signature	Title	Date

Name:	/S/ DR. ADRIAN V. HAMMERSTEIN Dr. Adrian v. Hammerstein	Chief Executive Officer	July 27, 2010

Name:	/S/ PAUL THOMASON Paul Thomason	Chief Financial Officer	July 27, 2010

Name:	/S/ DR. MANUEL CUBERO DEL CASTILLO-OLIVARES Dr. Manuel Cubero del Castillo-Olivares	Chief Operating Officer	July 27, 2010

Name:	/S/ ERIK ADAMS Erik Adams	Chief Marketing Officer	July 27, 2010

Kabel Deutschland GmbH

Unterfoehring

Consolidated Financial Statements

March 31, 2010

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Financial Position as of March 31, 2010

	Note	March 31, 2010	March 31, 2009	March 31, 2008
		€	T€	T€
Assets
Current Assets
Cash and Cash Equivalents	3.1	267,671,516.08	51,922	15,463
Trade Receivables	3.2	87,954,910.80	106,579	130,878
Receivables from Shareholders		35,700.00	0	0
Receivables from Affiliates		0.00	834	922
Receivables from Associates		0.00	0	31
Inventories	3.3	12,447,422.68	15,929	26,201
Receivables from Tax Authorities	3.4	1,394,888.48	5,200	6,881
Other Current Financial Assets	3.5	9,511,925.20	36,462	7,272
Prepaid Expenses	3.5	14,780,752.09	13,086	19,903

Total Current Assets		393,797,115.33	230,012	207,551

Non-Current Assets
Intangible Assets	3.6	749,314,445.26	903,954	431,878
Property and Equipment	3.7	1,193,165,763.72	1,214,055	1,085,952
Equity Investments in Associates	3.8	9,022,292.38	5,630	6,354
Other Non-Current Financial Assets		0.00	0	4,632
Deferred Tax Assets	4.9	207,625.00	293	537
Non-Current Financial Assets		0.00	0	4,239
Prepaid Expenses		15,727,176.12	17,191	11,166

Total Non-Current Assets		1,967,437,302.48	2,141,123	1,544,758

Total Assets		2,361,234,417.81	2,371,135	1,752,309

Equity and Liabilities
Current Liabilities
Current Financial Liabilities	3.11.1	23,083,660.85	39,522	25,674
Trade Payables		236,022,224.24	260,778	218,293
Liabilities to Shareholders		3,125,128.97	0	0
Liabilities to Associates		0.00	0	323
Other Current Provisions	3.13	16,917,937.27	40,442	6,493
Liabilities due to Income Taxes	4.9	45,109,052.18	23,127	12,961
Deferred Income	3.10	240,335,058.39	241,688	199,510
Other Current Liabilities	3.9	86,366,263.66	87,166	59,640

Total Current Liabilities		650,959,325.56	692,723	522,894

Non-Current Liabilities
Non-Current Financial Liabilities*	3.11.2	2,381,752,004.63	2,397,204	1,915,829
Deferred Tax Liabilities	4.9	114,324,454.00	118,856	87,531
Provisions for Pension	3.12	39,291,862.00	35,309	29,148
Other Non-Current Provisions	3.13	29,069,278.03	25,994	22,270
Other Non-Current Liabilities	3.14	38,787,272.12	102,492	105,380
Deferred Income		1,425,817.79	1,626	1,826

Total Non-Current Liabilities		2,604,650,688.57	2,681,481	2,161,984

Equity	3.15
Subscribed Capital		1,025,000.00	1,025	1,025
Capital Reserve		120,577,524.10	50,114	49,590
Cash Flow Hedge Reserve		0.00	(59)	1,289
Asset Revaluation Surplus		1,173,437.38	1,352	0
Accumulated Deficit		(1,025,532,784.86)	(1,064,028)	(984,473)

		(902,756,823.38)	(1,011,596)	(932,569)
Minority Interests		8,381,227.06	8,527	0

Total Equity (Deficit)		(894,375,596.32)	(1,003,069)	(932,569)

Total Equity and Liabilities		2,361,234,417.81	2,371,135	1,752,309

*	Included in Non-Current Financial Liabilities are €677,562,058.08 for Senior Notes (prior year: T€ 680,130; 2008: T€ 603,840)

The accompanying notes to this consolidated statement of financial position from an integral part to these consolidated financial statements.

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Income

for the Period from April 1, 2009 to March 31, 2010

	Note	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
		€	T€	T€
Revenues	4.1	1,501,550,051.67	1,370,331	1,196,870
Cost of Services Rendered thereof depreciation/amortization T€ 242,154 (prior year T€ 205,504; for the fiscal year ending March 31, 2008 T€ 154,676)	4.2	(736,495,919.00)	(696,555)	(588,461)
Other Operating Income	4.3	14,624,596.68	18,079	12,613
Selling Expenses thereof depreciation/amortization T€ 181,304 (prior year T€ 169,348; for the fiscal year ending March 31, 2008 T€ 115,478)	4.4	(448,679,498.99)	(425,622)	(352,836)
General and Administrative Expenses thereof depreciation/amortization T€ 26,707 (prior year T€ 27,802; for the fiscal year ending March 31, 2008 T€ 23,795)	4.5	(135,090,766.81)	(129,419)	(128,667)

Profit from Ordinary Activities		195,908,463.55	136,814	139,519
Interest Income	4.7	4,540,881.05	3,486	2,057
Interest Expense	4.7	(162,363,590.80)	(232,539)	(171,839)
Accretion/Depreciation on Investments and other Securities		0.00	76	(3,712)
Income from Associates	4.8	3,392,213.34	14,052	899

Profit (loss) before Taxes		41,477,967.14	(78,111)	(33,076)
Benefit/(Taxes) on Income	4.9	(25,894,785.14)	6,152	(764)

Net profit (loss) for the period		15,583,182.00	(71,959)	(33,840)

Attributable to:
Equity holders of the parent		14,142,799.64	(72,818)	(33,840)
Minority interests	3.15	1,440,382.36	859	0

		15,583,182.00	(71,959)	(33,840)

The accompanying notes to this statement of income form an integral part to these consolidated financial statements.

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Comprehensive Income

for the Period from April 1, 2009 to March 31, 2010

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
	€	T€	T€
Net profit (loss) for the period	15,583,182.00	(71,959)	(33,840)
Changes in fair value of hedging instruments	84,666.85	(1,919)	10,798
Income tax	(25,992.72)	572	(3,217)

Other comprehensive income	58,674.13	(1,347)	7,581

Total comprehensive income	15,641,856.13	(73,306)	(26,259)

Attributable to:
Equity holders of the parent	14,201,473.77	(74,165)	(26,259)
Minority Interests	1,440,382.36	859	0

Kabel Deutschland GmbH, Unterfoehring

Consolidated Statement of Cash Flows

for the Period from April 1, 2009 to March 31, 2010

	Note	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
		T€	T€	T€
1. Cash flows from operating activities
Net profit / loss for the period		15,583	(71,959)	(33,840)
Adjustments to reconcile net profit / loss to cash provided by operations:
Benefit / Taxes on income		25,895	(6,152)	764
Interest expense		162,364	232,539	171,839
Interest income		(4,541)	(3,486)	(2,057)
Accretion / Depreciation and amortization on fixed assets		450,165	402,654	293,949
Accretion / Depreciation on investments and other securities		0	(76)	3,712
Gain / Loss on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		3,454	1,407	822
Income from associates		(3,392)	(14,052)	(899)
Compensation expense relating to share-based payments		15,669	2,063	23,042

		665,197	542,938	457,332
Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories		3,482	10,359	(1,936)
Increase (-) / decrease (+) of trade receivables		18,624	27,758	(29,507)
Increase (-) / decrease (+) of other assets		4,824	(14,084)	4,544
Increase (+) / decrease (-) of trade payables		(25,353)	38,759	42,691
Increase (+) / decrease (-) of other provisions		(17,250)	23,154	(11,658)
Increase (+) / decrease (-) of deferred income		(1,553)	27,737	(15,753)
Increase (+) / decrease (-) of provisions for pensions		2,070	3,352	3,582
Increase (+) / decrease (-) of other liabilities		1,554	12,287	(2,125)

Cash provided by operations		651,595	672,260	447,170
Income taxes paid (-) / received (+)		(2,554)	(3,576)	(2,487)

Net cash from operating activities		649,041	668,684	444,683

2. Cash flows from investing activities
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		1,025	1,107	258
Cash received from sale of investments		0	13,000	38,076
Cash paid for investments in intangible assets		(78,695)	(85,285)	(63,020)
Cash paid for investments in property and equipment		(248,483)	(287,729)	(253,413)
Cash received (+) / paid (-) for acquisitions, net of cash acquired	1.3	53,885	(527,827)	(29,696)
Cash paid for investments in financial assets		0	0	(39,666)
Interest received		3,115	2,509	1,777
Dividends received from associates		0	0	227

Net cash used in investing activities		(269,153)	(884,225)	(345,457)

3. Cash flows from financing activities
Cash received from / payments to shareholders		25,399	(6,900)	(13,504)
Cash payments to minorities		(1,586)	(1,109)	0
Cash received non-current financial liabilities		199,000	785,000	391,000
Cash repayments of non-current financial liabilities		(199,000)	(310,000)	(331,000)
Cash payments for reduction of finance lease liabilities		(8,858)	(8,229)	(7,240)
Interest and transaction costs paid		(179,093)	(206,838)	(177,127)

Net cash from financing activities		(164,138)	251,924	(137,871)

4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)		215,750	36,383	(38,645)
Valuation adjustments on cash and cash equivalents		0	76	0
Cash and cash equivalents at the beginning of the period		51,922	15,463	54,108

Cash and cash equivalents at the end of the period	3.1	267,672	51,922	15,463

Additional Information
Investments relating to capital lease		0	0	2,447
Other non cash investments		0	0	0

The accompanying notes to this cash flow statement form an integral part to these consolidated financial statements.

Kabel Deutschland GmbH, Unterfoehring

Statement of Changes in Consolidated Equity

for the Period from April 1, 2007 to March 31, 2010

		Attributable to equity holders of the parent
	Note	Subscribed capital	Capital reserve	Cash flow hedge reserve	Available-for-sale reserve	Asset Revaluation Surplus	Accumulated deficit	Total	Minority Interests	Total Equity (Deficit)
		€	€	€	€	€	€	€	€	€
Balance as of April 1, 2007		1,025,000.00	45,414,753.54	(6,293,092.68)	624,573.00	0.00	(937,128,770.74)	(896,357,536.88)	0.00	(896,357,536.88)
Net loss of the period		0.00	0.00	0.00	0.00	0.00	(33,839,733.34)	(33,839,733.34)	0.00	(33,839,733.34)
Changes in other comprehensive income (net of tax)		0.00	0.00	7,581,490.83	(624,573.00)	0.00	0.00	6,956,917.83	0.00	6,956,917.83

Total comprehensive income (loss) for the period		0.00	0.00	7,581,490.83	(624,573.00)	0.00	(33,839,733.34)	(26,882,815.51)	0.00	(26,882,815.51)

Additions relating to share-based payment		0.00	4,175,502.40	0.00	0.00	0.00	0.00	4,175,502.40	0.00	4,175,502.40
Transactions with parents		0.00	0.00	0.00	0.00	0.00	(13,504,181.01)	(13,504,181.01)	0.00	(13,504,181.01)

Balance as of March 31, 2008 / April 1, 2008		1,025,000.00	49,590,255.94	1,288,398.15	0.00	0.00	(984,472,685.09)	(932,569,031.00)	0.00	(932,569,031.00)
Net loss of the period		0.00	0.00	0.00	0.00	0.00	(72,818,469.17)	(72,818,469.17)	858,866.51	(71,959,602.66)
Changes in other comprehensive income (net of tax)		0.00	0.00	(1,347,072.28)	0.00	0.00	0.00	(1,347,072.28)	0.00	(1,347,072.28)

Total comprehensive income (loss) for the period		0.00	0.00	(1,347,072.28)	0.00	0.00	(72,818,469.17)	(74,165,541.45)	858,866.51	(73,306,674.94)

Additions relating to share-based payment	5.5	0.00	523,446.97	0.00	0.00	0.00	0.00	523,446.97	0.00	523,446.97
Transactions with parents		0.00	0.00	0.00	0.00	0.00	(6,900,000.00)	(6,900,000.00)	0.00	(6,900,000.00)
Additions relating to acquisitions		0.00	0.00	0.00	0.00	1,515,071.08	0.00	1,515,071.08	8,776,816.00	10,291,887.08
Dividend distribution to minorities		0.00	0.00	0.00	0.00	0.00	0.00	0.00	(1,108,618.50)	(1,108,618.50)
Reclassification of Asset Revaluation Surplus		0.00	0.00	0.00	0.00	(163,390.02)	163,390.02	0.00	0.00	0.00

Balance as of March 31, 2009 / April 1, 2009		1,025,000.00	50,113,702.91	(58,674.13)	0.00	1,351,681.06	(1,064,027,764.24)	(1,011,596,054.40)	8,527,064.01	(1,003,068,990.39)
Net income of the period		0.00	0.00	0.00	0.00	0.00	14,142,799.64	14,142,799.64	1,440,382.36	15,583,182.00
Changes in other comprehensive income (net of tax)		0.00	0.00	58,674.13	0.00	0.00	0.00	58,674.13	0.00	58,674.13

Total comprehensive income (loss) for the period		0.00	0.00	58,674.13	0.00	0.00	14,142,799.64	14,201,473.77	1,440,382.36	15,641,856.13

Additions relating to share-based payment	5.5	0.00	70,463,821.19	0.00	0.00	0.00	0.00	70,463,821.19	0.00	70,463,821.19
Transactions with parents		0.00	0.00	0.00	0.00	0.00	24,173,936.06	24,173,936.06	0.00	24,173,936.06
Dividend distribution to minorities		0.00	0.00	0.00	0.00	0.00	0.00	0.00	(1,586,219.31)	(1,586,219.31)
Reclassification of Asset Revaluation Surplus		0.00	0.00	0.00	0.00	(178,243.68)	178,243.68	0.00	0.00	0.00

Balance as of March 31, 2010		1,025,000.00	120,577,524.10	0.00	0.00	1,173,437.38	(1,025,532,784.86)	(902,756,823.38)	8,381,227.06	(894,375,596.32)

The accompanying notes to this statement of changes in consolidated equity form an integral part to these consolidated financial statements.

Notes to the Consolidated

Financial Statements for

Kabel Deutschland GmbH

as of March 31, 2010

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010

1. General Information

Kabel Deutschland GmbH (hereinafter referred to as “KDG GmbH” or the “Company”) and its consolidated Group Entities (together “KDG” or the “Group” and individually the “Group Entities”) is the largest cable network operator in Germany in terms of subscribers, revenues and residential units that can be connected to KDG’s network (“homes passed”).

KDG offers a variety of television and telecommunications services to its subscribers, including Basic Cable services, Premium-TV services, broadband internet access, fixed-line phone and mobile phone services.

Kabel Deutschland GmbH was founded on December 17, 2002. KDG GmbH’s registered office is in Unterfoehring, Betastrasse 6 – 8 (commercial register of Munich HRB 145837), Germany. KDG GmbH’s sole shareholder is Kabel Deutschland Holding AG (“KDH AG”, formerly Kabel Deutschland Holding GmbH). Cable Holding S.A. (“LuxCo”; formerly Cable Holding S.à r.l.), Luxemburg, is the major shareholder of KDH AG. LuxCo is wholly owned by Cayman Cable Holding L.P. (“Cayman Cable”), George Town, Cayman Islands which is itself majority owned by Providence Equity Partners, London, United Kingdom. The operating business is predominantly performed by Kabel Deutschland Vertrieb und Service GmbH & Co. KG (“KDVS”), a wholly owned subsidiary of KDG GmbH.

Since commencement of market trading of KDH AG stocks on March 22, 2010, the parent company of KDG GmbH has been listed on the regulated market (Prime Standard) of the Frankfurt Stock Exchange under ISIN DE000KD88880.

The Company primarily performs management and administrative tasks by providing services related—among other things—to finance, law and personnel for the Group and its affiliated companies. As the parent company of the Group, the Company performs all central management functions for its affiliated companies. The Group’s operative business is primarily conducted by the relevant operating subsidiaries, the most important being Kabel Deutschland Vertrieb und Service GmbH & Co. KG (“KDVS”).

The consolidated financial statements of the Group as of and for the year ended March 31, 2010 comprise KDG GmbH and its subsidiaries and the Group’s interest in associates.

The annual consolidated financial statements of the Group were authorized for issuance by a resolution of the directors in accordance with IAS 10 on July 20, 2010.

1.1 Acknowledgement

The consolidated financial statements of the Group for the three years ended March 31, 2010, March 31, 2009 and March 31, 2008 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), as well as in accordance with Section 315a para. 3 German Commercial Code (HGB). All IFRSs issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by the Group, have been adopted for use in the European Union (EU) by the European Commission. The consolidated financial statements of KDG thus also comply with IFRS as issued by the IASB and take into account the additional disclosures required by Section 315a para. 1 HGB in connection with Section 315a para. 3 HGB.

1.2 Basis of Presentation

The Group’s fiscal year is the twelve month period ending March 31.

The consolidated financial statements and notes have been prepared and are presented in Euros, which is the Company’s functional currency and all values are rounded to the nearest thousand (T€) except where otherwise

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

stated. Totals in tables were calculated on the basis of precise figures and rounded to T€. The Group’s financial statements have been prepared using consistent accounting and consolidation methods for all periods presented. The Group’s consolidated statement of income has been prepared using the cost of sales method under IFRS. The consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments and liabilities related to shares in Cayman Cable Holding L.P. (“Cayman Cable” or the “Partnership”) granted under former Management Equity Participation Programs (“MEP”) and still outstanding that have been measured at fair value.

The preparation of financial statements in conformity with International Financial Reporting Standards requires judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

With respect to key judgments and estimation uncertainty, refer to note 2.15.

1.3 Consolidation

Scope of Consolidation

In addition to the parent company KDG GmbH, the consolidated financial statements as of March 31, 2010 include all companies in which KDG GmbH holds a direct or indirect interest of more than 50 % of the outstanding voting rights of an entity and which are under the control of KDG GmbH as defined by IAS 27 “Consolidated and Separate Financial Statements”.

Intercompany transactions, balances and unrealized gains on transactions between KDG GmbH and its subsidiaries are eliminated in consolidation. The accounting policies of the Group Entities are consistent with the policies adopted by KDG GmbH. Acquisitions are accounted for using the purchase method of accounting.

Companies in which KDG GmbH has significant influence over the business and the financial policies as defined by IAS 28 “Investments in Associates” are recorded in the consolidated financial statements using the equity method. Intercompany profits and losses of associated companies are eliminated in consolidation in relation to their shareholding ratio.

Merger

As of July 1, 2009 RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH Hanover was merged into KDVS retroactive to March 1, 2009.

Business Combination and Goodwill

Subsidiaries are fully consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Company had control.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Goodwill corresponds to the difference between the acquisition cost and the fair value of the acquired assets and liabilities of a business combination. Goodwill is not subject to amortization; it is tested for impairment at least annually and, if necessary, written down to the extent impaired.

Share Acquisitions

On April 30, 2008, KDG GmbH acquired from the Orion Cable Group, a Level 4 network operator in Germany, network assets serving cable television subscribers (“Orion Acquisition”) in eight German federal states where the Group also has cable TV operations. The Orion Acquisition was consolidated for the first time as of April 30, 2008 and was fully financed with the borrowings under a new Tranche C as part of KDG’s Senior Credit Facility (see 3.11.2). The Orion Acquisition has been accounted for using the purchase method of accounting. The purchase price originally amounted to T€ 529,015 (originally cash paid to the seller of T€ 491,578 in a first tranche and T€ 13,550 in a second tranche for the remaining shares acquired on June 30, 2008 and an assumption of intercompany liabilities in the amount of T€ 23,887), and costs associated with the acquisition amounted to T€ 34,408. However, KDG agreed with Orion, as part of a contractually agreed standard purchase price adjustment process, to reduce the original purchase price by T€ 67,500. The adjustment was accounted for as a reduction to goodwill of T€ 19,437 as of March 31, 2009 and an additional reduction of T€ 48,063 as of May 21, 2009. The goodwill recognized on the acquisition totaled T€ 287,274 as of March 31, 2010.

While several issues with respect to the purchase price determination were settled in May 2009, the parties continue to dispute whether and to which extent the purchase price has to be further adjusted for costs incurred by some acquired companies for certain central functions such as customer care, IT, finance and human resources. In September 2009, the arbitration court informed the parties that in its view the neutral expert’s decision (Schiedsgutachten) issued under the Orion Share Purchase Agreement in May 2009, which stated that these costs must not be accounted for under the purchase price formula, is not binding pursuant to Section 319 para. 1 of the German Civil Code (“BGB”). However, the question if and to which extent the purchase price has to be adjusted with respect to the costs for the central functions remains open and will now be decided by the arbitration panel.

The acquisition cost as of March 31, 2010 and March 31, 2009 was as follows:

	March 31, 2010	March 31, 2009
	T€	T€
Purchase price	461,475	509,538
Cost associated with the acquisition	34,408	34,408

Total acquisition cost	495,883	543,946

Included in the cost associated with the acquisition of T€ 34,408 are costs directly attributable to the Orion Acquisition such as professional fees for lawyers, due diligence and other professional advisers, M&A fees and fees relating to the closing of the Orion Acquisition.

1.4 Currency Translation

The functional and reporting currency of KDG GmbH is the Euro.

Foreign currency transactions were converted to Euros at the exchange rate applicable on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date are translated to Euros at the exchange rate of the European Central Bank on the balance sheet date. The

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. These currency differences are recognized in the consolidated statement of income.

Non-monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date which are to be carried at fair value were converted to Euros at the European Central Bank rate as of the date that the fair value was determined. The Group used the following exchange rates (spot rates):

	March 31, 2010		March 31, 2009		March 31, 2008
1 €	US $	1.3479	US $	1.3308	US $	1.5812

2. Accounting and Valuation Methods

2.1 Accounting Standards Recently Issued by the IASB

The consolidated financial statements of Kabel Deutschland GmbH have been prepared in accordance with the IFRS, as well as with the regulations under commercial law as set forth in Section 315a para. 1 HGB. The Group therefore applied all IFRSs and International Financial Reporting Interpretation Committee (IFRIC) interpretations issued by the IASB, London, which are effective as of March 31, 2010, and applicable to the Group. The designation IFRS also includes all valid International Accounting Standards (IAS). All interpretations of the IFRIC, formerly the Standard Interpretation Committee (SIC), were also applied.

Accounting Standards recently issued by the IASB and applied by the Group

In addition to the IFRSs and IFRIC interpretations already applied by the Group in the fiscal year ending March 31, 2009, it has adopted the following new or amended IFRS standards and IFRIC interpretations during the year ended March 31, 2010. Adoption of these revised standards and interpretations did not have a material effect on the financial performance or position of the Group. They did however give rise to additional disclosures.

The omnibus of amendments to different standards issued as a result of the annual improvements project in May 2008 is in most parts effective for financial years beginning on or after January 1, 2009. Therefore, the Company has adopted these amendments during the financial year ended March 31, 2010. The amendments have been issued primarily with a view to removing inconsistencies and clarifying wording and did not have material impact on the consolidated financial statements.

The revised IAS 1 “Presentation of Financial Statements” was issued in September 2007 and is effective for financial years beginning on or after January 1, 2009. The standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with non-owner changes in equity presented as a single line. In addition, the standard introduces the statement of comprehensive income which presents all items of recognized income and expense, either in one single, or in two linked statements. As the amendment to IAS 1 only affects disclosure requirements, it did not have an impact on the Group’s results of operations, financial position or cash flows.

On March 5, 2009, the IASB issued Improving Disclosures about Financial Instruments in the Standard IFRS 7 “Financial Instruments: Disclosures” that is effective for annual periods beginning on or after January 1, 2009. The amendments require enhanced disclosures about fair value measurements and liquidity risk. Among other things, the amendments introduce a three-level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements. In

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

addition, the amendments clarify and enhance the existing requirements for the disclosure of liquidity risk. This is aimed at ensuring that the information disclosed enables users of an entity’s financial statements to evaluate the nature and extent of liquidity risk arising from financial instruments and how the entity manages that risk. An entity will not be required to provide comparative disclosures in the first year of application.

In November 2006, the IASB issued IFRS 8 “Operating Segments”. The standard is effective for annual periods beginning on or after January 1, 2009. This standard requires an entity to report financial and descriptive information about its reportable segments. IFRS 8 requires identification of operating segments based on internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance. The standard also requires an explanation of how segment profit or loss and segment assets and liabilities are measured for each reportable segment. IFRS 8 requires an entity to report information about revenues derived from its products or services, about the countries in which it earns revenues and holds assets, and about major customers. The provisions of IFRS 8 are effective for annual periods beginning on or after January 1, 2009. The Group adopted the amended IFRS 8 beginning April 1, 2009. The standard did not have material impact on the segment presentation.

In July 2008, the IFRIC issued the interpretation IFRIC 15 “Agreements for the Construction of Real Estate” which becomes effective for financial years beginning on or after January 1, 2009. The interpretation is to be applied retroactively. It clarifies when and how revenue and related expenses from the sale of a real estate unit should be recognized if an agreement between a developer and a buyer is reached before the construction of the real estate is completed. Furthermore, the interpretation provides guidance on how to determine whether an agreement is within the scope of IAS 11 or IAS 18. IFRIC 15 did not have impact on the consolidated financial statements because the Company does not conduct such activity.

The following standards and interpretations have been issued by the IASB and are effective for these financial statements but have no effect on the financial statements of the Group or the Notes thereon:

Pronouncement	Date of issue by the IASB	Title
IAS 23	March 2007	Borrowing Cost
Amendments to IAS 32	February 2008	Financial Instruments: Presentation—Amendments relating to Puttable Instruments and Obligations arising on liquidation
Amendments to IFRS 1 and IAS 27	May 2008	Cost of an Investment in a subsidiary, jointly-controlled entity or associate
IFRS 2	January 2008	Share-based Payments: Vesting conditions and cancellations
IFRIC13	July 2007	Customer Loyality Programs

Accounting Standards recently issued by the IASB and not yet applied by the Group

The Group does not intend to apply any of the following recently issued standards or interpretations before their effective date.

The Group has not applied any of the following standards or interpretations that have been issued as of July 20, 2010 but are not effective for the Group as of March 31, 2010.

The revised IAS 24 “Related Party Disclosures” was issued in November 2009 and becomes effective retroactively for financial years beginning on or after January 1, 2011. Previously, entities that are controlled or significantly influenced by a government had been required to disclose information about all transactions with entities that are controlled or significantly influenced by the same state. The revised standard still requires disclosures that are important to users of financial information. However, in the future, information that is costly

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

to produce or that is of little value for users of financial statements will be exempt from this requirement. Only information or transactions that are individually or collectively significant is still to be disclosed. In addition, the definition of a related party was simplified and a number of inconsistencies were eliminated. The adoption of IAS 24 revised is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

In April 2009, the IASB issued “Improvements to IFRSs” as the second pronouncement within the Annual Improvements Project. It contains amendments to twelve existing standards or interpretations. Unless otherwise specified in the respective standard, the amendments are effective for financial years beginning on or after January 1, 2010. The amendments are not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

The amendments to IFRS 2 “Group Cash-Settled Share-Based Payment Transactions” have been issued in June 2009 and are becoming effective retroactively for financial years beginning on or after January 1, 2010. These amendments clarify the accounting for group-settled share-based payment transactions. In such arrangements, a subsidiary receives goods or services from employees or suppliers for which payment is made by the parent or another entity in the group. The amendments clarify that an entity that receives goods or services in a share-based payment transaction must account for those goods and services no matter which entity and in which form—either in cash or in shares—settles the transaction. In addition to this clarification, the IASB furthermore incorporated the interpretations IFRIC 8 “Scope of IFRS 2” and IFRIC 11 “IFRS 2—Group and Treasury Transactions” into IFRS 2 and clarified that a “group” has the same meaning for purposes of IFRS 2 than in the context of IAS 27. The Group is currently assessing the impact of the adoption on the Group’s Consolidated Financial Statements.

The revised standards of IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” were issued in January 2008 and become effective for financial years beginning on or after July 1, 2009. IFRS 3 introduces a number of changes in the accounting for business combinations occurring after this date that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. IAS 27 requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as an equity transaction. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. Other consequential amendments were made to IAS 7 “Statement of Cash Flows”, IAS 12 “Income Taxes”, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, IAS 28 “Investment in Associates” and IAS 31 “Interests in Joint Ventures”. The changes by IFRS 3 and IAS 27 will affect future acquisitions or loss of control and transactions with minority interests. The standard may be adopted early. However, the Group does not intend to take advantage of this possibility.

In March 2009, the IASB issued amendments to IFRIC 9 “Reassessment of Embedded Derivatives” and IAS 39 to clarify that on reclassification of a financial asset out of the ‘at fair value through profit or loss’ category all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements. The amendments are effective for annual periods beginning on or after June 30, 2009. The Group will consider the revised IFRIC 9 in case of future reclassifications.

In January 2009, the IFRIC issued the interpretation IFRIC 18 “Transfers of Assets from Customers” which becomes effective for transfers of assets from customers received on or after July 1, 2009. The IFRIC clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer or provide the customer with ongoing

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

access to a supply of goods or services (such as supply of electricity, gas or water). In some cases, the entity receives cash from a customer which must be used only to acquire or construct the item of property, plant and equipment in order to connect the customer to a network or provide the customer with ongoing access to a supply of goods or services (or to do both). The Company is currently analyzing the impact of applying IFRIC 18 on the presentation of its results of operations, financial position or cash flows but does not expect any effects since no assets are transferred in such a way that IFRIC 18 is applicable.

The following standards and interpretations have been issued by the IASB and are not yet effective for these financial statements and will have no effect on the financial statements of the Group or the Notes thereon:

Pronouncement	Date of issue by the IASB	Title

Amendments to IFRS 1	January 2010	Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters
IFRS 1	July 2009	Additional Exemptions
Amendments to IFRIC 14	November 2009	Prepayments of a Minimum Funding Requirement
Amendments to IAS 32	October 2009	Financial Instruments: Presentation - Classification of Rights Issues
Amendments to IAS 39	August 2008	Financial Instruments: Recognition and Measurement - Amendments for Eligible Hedged Items
IFRIC 9	March 2009	Reassessment of Embedded Derivatives
Amendments to IFRIC 16	April 2009	Hedges of a Net Investment in a Foreign Operation
IFRIC 17	November 2008	Distributions of Non-Cash Assets to Owners

In November 2009, the IASB issued IFRS 9 “Financial Instruments”. This standard is the first phase of the IASB’s three-phase project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 amends the classification and measurement requirements for financial assets, including some hybrid contracts. It uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the different impairment methods in IAS 39. The new standard is applicable for annual reporting periods beginning on or after January 1, 2013; early adoption is permitted. The European Financial Reporting Advisory Group postponed its endorsement advice, to take more time to consider the output from the IASB project to improve accounting for financial instruments. The Group is currently assessing the impact of the adoption on the Group’s Consolidated Financial Statements.

The following standards and interpretations have been issued by the IASB but are not yet effective for these financial statements and will have no effect on the financial statements of the Group or the Notes thereon:

Pronouncement	Date of issue by the IASB	Title
IFRIC 19	November 2009	Extinguishing Financial Liabilities with Equity Instruments

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

2.2 Cash and Cash Equivalents

Cash and cash equivalents are primarily comprised of cash in hand and other short-term, highly liquid investments with an original maturity of three months or less. Cash in hand and at banks are carried at nominal value.

For purposes of the consolidated statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

2.3 Trade and Other Receivables

Trade and other receivables are disclosed at their nominal amount less bad debt allowances for any amounts deemed uncollectible. The Group considers evidence of impairment for receivables both in form of specific and collective allowances. All individually significant receivables are assessed for specific allowance (e.g. due to the probability of insolvency or significant financial difficulties of the debtor). All individually significant receivables found not to be specifically impaired are assessed for collective allowance that has been incurred but not yet identified. Receivables that are not individually significant are not tested specifically for impairment but assessed for collective allowance by grouping together receivables with similar risk characteristics.

The carrying amount of receivables is reduced through use of an allowance account if necessary. Doubtful debts are written off when they are assessed uncollectible.

2.4 Inventories

Raw materials, consumables, supplies, finished goods and merchandise are recorded at the lower of cost or net realizable value. Cost is generally determined using a weighted average cost formula in accordance with IAS 2.

2.5 Financial Instruments

Recognition and Write off of Financial Instruments

Financial assets and liabilities are recognized when the Group enters into a contractual relationship with the respective counterparty or issuer. A financial asset is written off when:

•	the contractual rights to receive cash flows from the asset expire;

•

the Group retains the right to receive cash flows from the asset but has assumed an obligation to pay those cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; or

•

the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

A financial liability is written off when the obligation under the liability is discharged, canceled or expired.

Where an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a write off of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recorded in the consolidated statement of income.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

2.5.1 Financial Assets

Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. When financial assets are initially recognized they are measured at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, reevaluates this designation at each financial year-end. The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss and loans and receivables. All purchases and sales of financial assets are recognized on the trade date, which is the date that the Group commits to purchase the asset.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit and loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit and loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit and loss are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method less any impairment losses. Gains and losses are recognized in the consolidated statement of income when the loans and receivables are extinguished or impaired as well as through the amortization process.

Loans and receivable are comprised of trade and other receivables (see 2.3).

Cash and cash equivalents are comprised of cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included in a component of cash and cash equivalents for the purpose of the statement of cash flows (see 2.2).

2.5.2 Financial Liabilities

Financial liabilities (loans) are initially recognized at fair value net of any directly attributable transaction costs. In subsequent periods, liabilities are measured at amortized cost using the effective interest method with the exception of derivative financial instruments which are measured at their fair market value.

2.5.3 Derivative Financial Instruments including Hedge Accounting

Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and—if deemed necessary—interest rate risks arising from financing activities. On initial designation of the hedge, the Group formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at inception of the hedge relationship and on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, all derivative financial instruments are accounted for at fair value irrespective of the purpose or the intention for which they were incurred. Depending on whether it is a fair value hedge or a cash flow hedge, changes in the fair value of the derivative financial instruments for which hedge accounting is used are either reported in the statement of income or in the statement of changes in equity under cash flow hedge reserve. In the case of a fair value hedge, the gains or losses from the measurement of derivative financial instruments at fair value and the gains or losses related to the underlying contracts are recognized in the consolidated statement of income. In the case of changes in the fair value of cash flow hedges which are used to offset future cash flow risks arising from underlying transactions or planned transactions and which have proved to be 100 % effective in accordance with IAS 39, unrealized gains and losses are initially recognized in equity as part of the cash flow hedge reserve.

If the cash flow hedge is not 100 % effective, the ineffective portion of changes in the fair value of the derivative designated as a cash flow hedge is recognized in the consolidated statement of income. If hedge accounting cannot be used by the Group, the change in the fair value of derivative financial instruments is recorded in the consolidated statement of income.

2.5.4 Equity Investments in Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds—directly or indirectly—between 20 and 50 percent of the voting power of another entity.

Investments in associates are accounted for using the equity method at the investor’s share of equity pursuant to IAS 28 “Investments in Associates”. The Group’s share of income, reduced by distributions and by the amortization associated with the purchase accounting is disclosed in the fixed asset register as a change in equity investment.

2.6 Intangible Assets

2.6.1 Goodwill

Goodwill corresponds to the difference between the acquisition cost and the fair value of the assets and liabilities acquired in a business combination. Goodwill is not amortized, but instead tested for impairment annually, as well as whenever there are events or changes in circumstances (“triggering events”) which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

2.6.2 Customer List

In connection with the initial acquisition of the cable business by the Group in March 2003, parts of the purchase price have been allocated to the acquired customer list. Further additions to the customer list during the twelve months ended March 31, 2010 and in previous years are primarily related to the acquisition of level 4 companies and subscribers in conjunction with both share and asset deals. The fair value of the customer lists at acquisition has been estimated using the multi-period excess earnings method. The weighted remaining useful life of the customer lists is 4.76 years, 4.84 years and 3.92 years as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

2.6.3 Other Intangible Assets

Intangible assets that have been acquired as part of an acquisition of a business are capitalized at fair value if they can be reliably measured at the acquisition date.

Intangible assets which are purchased separately are recorded at cost. Computer software is also recorded at cost as an intangible asset.

The Group recognizes intangible assets developed internally (consisting of software used by the Group) to the extent that the criteria in IAS 38 “Intangible Assets” are met. Development costs for internally generated intangible assets are recognized at cost to the extent KDG can demonstrate the technical feasibility of completing the asset, how the asset will generate future economic benefit, the availability of resources to complete the asset and the ability to measure reliably the expenditure during the development. The expenditures capitalized include the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and—as far as applicable—directly attributable borrowing costs. As the requirements for capitalization are not fulfilled, development costs are expensed as incurred.

The Group recognizes subscriber acquisition costs incurred to obtain new subscribers if the costs are directly attributable to obtaining specific contracts, are incremental, can be measured reliably and meet the definition and recognition criteria of an intangible asset in accordance with IAS 38. Subscriber acquisition costs incurred to obtain new contracts without an initial contract period (“open-ended contracts”) are expensed as incurred.

Following initial recognition, intangible assets are carried at cost less any accumulated depreciation and any accumulated impairment loss.

2.6.4 Subsequent Expenses

The cost of significant changes and additions are included in the carrying amount of the intangible asset if they qualify for recognition as an intangible asset and it is probable that future economic benefits in excess of the originally assessed standard of performance will be realized by the Group. Significant additions are depreciated over the remaining useful life of the related asset.

2.6.5 Amortization of intangible assets

The estimated useful life of customer lists is based on the average number of terminations and the term of the average contract life of individual end users who generate significant contribution margins.

The amortization of customer lists and other intangible assets with definite useful lives is based on the straight-line method over the assets’ estimated useful lives. Amortization begins when the intangible asset is ready for use.

The Group recognizes subscriber acquisition costs incurred to obtain new subscribers as part of the intangible assets if relevant preconditions are fulfilled (see 2.6.3). The Group amortizes these costs over the initial contract period except for contracts where there is reliable past evidence regarding the expected customer relationship period.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

The amortization expense is recognized in the statement of income in the expense category consistent with the function of the intangible assets.

The useful lives are estimated as follows:

• Customer list	8.5 years
• Subscriber Acquisition Costs	1 to 8.5 years
• Software, licenses and other intangible assets	1 to 10 years

The intangible assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year end.

2.7 Property and Equipment

2.7.1 General

Property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Rebates, trade discounts and bonuses are deducted from the purchase price.

For technical equipment located on leased property, historical costs include the present value of estimated future costs of dismantling and removing the items and restoring the site on which the items are located after termination of the lease agreement.

2.7.2 Leases

Operating lease

A lease is accounted for as an operating lease when substantially all the risks and rewards incidental to the ownership of the leased item remain with the lessor. Operating lease payments are therefore recorded on a straight-line basis over the lease term as an expense in the consolidated statement of income.

Operating lease for Customer Premises Equipment (“CPE”)

The Group offers products that contain signal delivery and the right to use hardware devices. The hardware devices are a necessary precondition for the connection to the Group’s Internet & Phone services as well as digital TV signals. The Group leases the necessary equipment to the customers (“Customer Premise Equipment” or “CPE”), normally bundled with the delivery of services to be received using these CPEs. These leases, for which KDG is the lessor, are classified as an operating lease in accordance with IFRIC 4 and IAS 17 (see also 2.15.1). Therefore, the Group capitalizes the CPE as fixed assets based on acquisition cost and the cost of returning the asset at the end of the lease. These assets are depreciated using the straight-line method over the useful life.

Finance lease

In accordance with IAS 17 “Leases”, assets leased under finance lease agreements are recognized at the lower of fair value at the inception of the lease or the present value of the minimum lease payments. The assets are depreciated using the straight-line method over the shorter of the estimated useful life or over the lease period. The obligations related to future lease payments are recognized as liabilities. Lease payments are apportioned between the finance charges and reductions of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

2.7.3 Subsequent Expenses

Repair and maintenance charges (“cost of day-to-day servicing”) are expensed as incurred. The cost of significant renovations and additions are included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance will be realized by the Group. Significant renovations are depreciated over the remaining useful life of the related asset.

2.7.4 Depreciation and Disposal of Fixed Assets

Depreciation is calculated based on the straight-line method over each asset’s estimated useful life as follows:

Buildings on non-owned land	3 to 10 years
Technical equipment and machines	3 to 20 years
Other equipment, furniture and fixtures	3 to 15 years

In case of disposal of an item of property and equipment gains or losses are determined by comparing the proceeds from disposal with the carrying amount of property and equipment. These gains or losses are recognized within other operating income or expense.

The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year end.

2.8 Equity

Subscribed capital and the capital reserve are stated at nominal value. Capital reserves are set up for additional paid in capital and for changes relating to share-based payments.

2.9 Impairment

The carrying amount of intangible assets, property and equipment is assessed at each balance sheet date to determine whether there is any objective evidence of impairment.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of other assets or groups of assets (“cash-generating units” or “CGUs”).

If such evidence exists or when annual impairment testing is required, the recoverable amount (see 2.9.1) is determined. Impairment is necessary when the carrying amount of an asset or the related cash-generating unit exceeds the recoverable amount. The corresponding difference is expensed.

Goodwill

Goodwill is tested for impairment annually (as of March 31) and whenever circumstances indicate that the carrying amount may be impaired. The determination of the recoverable amount of a reporting unit to which goodwill is allocated involves the use of estimates by management and is influenced, among other factors, by the volatility of capital, economic and market conditions. The Company generally uses the fair value less cost to sell method based on discounted cash flow calculations to determine the recoverable amount. The discounted cash flow calculations use five year projections that are based on financial plans approved by management. Cash flow projections consider past experience and represent management’s best estimate about future developments

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

reflecting current uncertainties. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Impairment is determined for goodwill by assessing the recoverable amount of each cash generating unit (“CGU”) to which the goodwill relates. Where the recoverable amount of the CGU is less than their carrying amount, an impairment loss is recognized. Impairment losses for goodwill are not reversed in subsequent periods.

Loans and Receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the recoverable amount, i.e. the higher of the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate and fair value less cost to sell. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off when they are assessed as uncollectible.

2.9.1 Determination of Recoverable Amount

The recoverable amount of an asset or CGU is the greater of its fair value less cost to sell and its value in use. Value in use is determined by discounting the estimated future cash flows to be derived from continuing use of the asset until its ultimate disposal. The discount rate is based on a pre-tax interest rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For assets to which no cash flows can be directly attributed, the recoverable amount is determined for the CGU to which the asset belongs.

2.9.2 Reversal of Impairment Loss

Impairment losses on assets are reversed when assumptions relating to the recoverable amount of the assets change in a way that the expected recoverable amount is increased. Impairment losses are only reversed up to the carrying amount of the asset which would have been recorded if the asset had been subject to standard depreciation without impairment.

2.10 Trade Payables and Other Liabilities

Trade payables and other liabilities are recognized at amortized cost.

2.11 Employee Benefits

2.11.1 Defined Benefit Plan

Under the Group’s pension plans, Group Entities provide employees post-employment benefits under a defined benefit plan. The benefits are unfunded.

The present value of future claims of participants is estimated using actuarial methods based on the amount of future benefit that employees have earned in return for their service in the current and prior periods. The liabilities to be recognized in the consolidated statement of financial position result from the present value of the defined benefit obligation adjusted for any actuarial gains or losses, and less any past service cost not yet

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

recognized. The discount rate is determined by reference to the capital markets and takes into account the expected maturity of the obligation. KDG engaged qualified external actuaries to perform the necessary actuarial calculations. The obligation is determined using the projected unit credit method (“PUC-method”).

When the benefits of the pension plan are improved, the share of the increased benefit relating to the employees’ previous years of service will be recognized as an expense on a straight-line basis over the period until the benefits become vested. If the benefits have already vested, the prior service cost is expensed immediately.

In measuring the obligations arising from the defined benefit plans, actuarial gains and losses arising after April 1, 2003 are not recognized in the consolidated statement of income until the cumulative outstanding amounts exceed a corridor of 10% (“corridor approach”) of the defined benefit obligation as of the measurement date. The portion of the amount exceeding the corridor is amortized to the consolidated statement of income over the remaining average service period of the employees entitled to pensions.

2.11.2 Share-based Payments

The Group applies IFRS 2 “Share-Based Payment” to its share-based payment transactions. Under IFRS 2, plans which result in share-based payment transactions have to be accounted for as cash-settled if the participant will receive a payment in cash upon settlement rather than the underlying equity instruments. For such cash-settled share-based payment transactions, IFRS 2 requires the entity to account for the share-based payments to management as personnel expense and a corresponding increase in other liabilities. For interests still outstanding as of March 31, 2010 issued under the former MEP Interest Programs, the personnel costs are measured based on the difference between the notional amount paid by the participants for their interests and the current value of those interests.

During the fiscal year ended March 31, 2010, the Group had also four different option programs (MEP II and III, MEP IV Option program and MEP V) in place which all have been settled prior to March 31, 2010. The costs of those cash-settled transactions have been measured initially at fair value of the options at the grant date using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The fair value of both the share acquisition and the option programs has been expensed over the vesting period with recognition of a corresponding liability.

For all existing MEP programs the services received during the vesting period and, therefore, the corresponding liabilities, are remeasured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the consolidated statement of income.

2.12 Other Provisions

Other provisions are recognized in the consolidated balance sheet pursuant to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Non-current other provisions are stated at their discounted settlement value as of the balance sheet date using pre-tax rates where the effect of the time value of money is material.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

2.13 Revenue and Other Operating Income

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and revenue can be measured reliably. The relevant types of revenue for KDG are recognized as follows:

2.13.1 Installation and network connection

Revenue from the installation of the cable connection and the network connection is recognized when the services have been rendered, the costs incurred can be measured reliably and the Group is not obliged to provide any future network connection or installation services.

2.13.2 Rendering of services

Revenue generated by the delivery of analog and digital TV signals, digital pay TV packages and internet and phone services, as well as carriage fees paid by television broadcasters, are recognized when services have been provided, the costs incurred can be measured reliably and the Group is not obliged to provide any future services. Prepayments are accounted for by deferring the received payments and amortizing them straight-line over the service period.

When free months are offered to customers in relation to a subscription, the Group recognizes the total amount of billable revenue in equal monthly installments over the term of the contract, provided that the Group has the contractual and enforceable right to deliver the customer with the products after the promotional period. If free months are granted without a contract at the beginning of the subscription period, the Group does not recognize revenues during the promotional period as the customer’s continuance is not assured.

2.13.3 Sale of goods

Revenue from the sale of digital receivers, cable modems, and other goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. If the Group acts as an agent, revenue is only recognized in the amount of the sales commissions.

2.13.4 Multiple Element Arrangements

For bundled goods and services in multiple element arrangements the Group recognizes revenue for each element on the basis of the relative fair value of each item in the transaction if there is evidence of fair value.

The Group’s multiple element arrangements primarily comprise bundled products comprising hardware leasing and service elements. Revenue regarding the hardware leasing component is recognized in conjunction with the revenue recognition principles applicable to such leases (see 2.15.1). Revenue regarding service components is recognized according to IAS 18.

Multiple element arrangements with components from different segments are allocated to the respective segments based on their relative fair value.

2.14 Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted as of the balance sheet date.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Except for those cases described below, deferred income tax is provided using the liability method in respect of all temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the balance sheet date.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

for temporary taxable differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the foreseeable future.

Deferred income tax assets are recognized for all temporary deductible differences, carry forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

the deferred income tax asset relating to the temporary deductible difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss;

•

that for temporary deductible differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will be reversed in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

Income taxes relating to items recognized directly in equity are recognized in equity and not in the statement of income.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.15 Key Judgments and Estimation Uncertainty

The preparation of the consolidated financial statements in accordance with IFRS requires judgments and estimations to be made which have an effect on the carrying amounts of recognized assets and liabilities, income and expenses and contingent liabilities. In some cases, the actual values may differ from the judgments and estimations. Changes are recognized in the consolidated statement of income as soon as better information becomes available.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

2.15.1 Key Judgments

In the process of applying KDG GmbH’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements.

Derivatives

The Group had entered into interest rate swaps, interest rate caps and currency swaps to hedge its risks resulting from exposure to changes in interest rates and foreign exchange rates. All of these derivative instruments have been accounted for in accordance with IAS 39 at fair value irrespective of the purpose or the intention for which they were used. There are no interest rate swaps and interest rate caps in place as of March 31, 2010. The currency swaps with a maturity in June 2009 were consistently classified as cash flow hedges. The new currency hedges with duration from July 1, 2009 to July 1, 2011 were not classified as cash flow hedges and no hedge accounting was applied. See also Section 5.6.

KDG as the lessor in operating leases

The Group offers products that contain signal delivery and the right to use hardware devices (see also Section 2.7.2). The hardware devices (CPE) are a necessary precondition for the signal delivery to the customer. Since the fulfillment of these arrangements is dependent on the use of the specific asset delivered to the customer and the arrangements convey a right to use the asset, these contracts containing signal delivery as well as the right to use the necessary CPE include an embedded lease in accordance with IFRIC 4 in which the Group entities are the lessor.

Hardware devices are recognized as equipment in accordance with IAS 16 taking into account the costs of returning the hardware at the end of the lease term and amortized over their useful life.

KDG as the lessee in operating leases

In certain cases KDG is the lessee in lease agreements that have been classified as operating leases in accordance with IAS 17. These lease agreements primarily relate to space in cable ducts of Deutsche Telekom AG (hereinafter referred to as “DTAG”) and fiber optic connection lines as well as backbone networks in certain areas for the transmission of internet, phone and digital TV services. The Group has determined that it retains no significant risks and rewards of ownership neither from the cable ducts nor from the fiber optic connection lines or the backbone networks and, therefore, accounts for the leases as operating leases.

Finance lease transponders

The Group has leased specific satellite transponders in order to transmit audio and video signals. The Group has determined that the rights to use specific transponders have been transferred and that the lease term of specific transponders covers the major part of the economic life of those transponders. Therefore, the Group has classified and accounted for the leases as finance leases according to IAS 17.

2.15.2 Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that involve a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Derivatives

The fair values of the derivative financial instruments of KDG cannot be defined based on quoted prices since quoted prices are not readily and regularly available for those instruments. Therefore, the fair values of the derivative financial instruments as of the balance sheet date have been estimated at the net present values (discounted by market yield curves) of the future payments and using standard discounted cash flow models in accordance with Level 2 as defined in IFRS 7 (“fair value hierarchy”). The total fair values for derivative financial instruments amounted to liabilities of T€ 61,190, T€ 57,746 and T€ 116,346 as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

Share-based payments

During the fiscal year 2010, the Group had five different management equity participation programs in place (MEP I to MEP V). All MEP Option Programs have been settled in the amount of the fair value of the options less the respective strike prices of the options. There are still a number of interests in Cayman Cable originally issued under the MEP Interest Programs which are outstanding as of March 31, 2010.

The Group recognized expenses with respect to all MEP plans in the amounts of T€ 15,669, T€ 2,063 and T€ 23,042 for the years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

Internally Generated Software

The Group recognized intangible assets developed internally (consisting of software used by the Group) to the extent the criteria of IAS 38 are met. Development costs for internally generated intangible assets are recognized at cost to the extent the assets are economically usable and the costs can be reliably measured. For the years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively, approximately T€ 5,063, T€ 3,871 and T€ 2,528 of costs for internally generated software were capitalized.

Customer List

The customer list is primarily amortized on a straight-line basis over 8.5 years. The estimated useful life is based on the average number of terminations and the term of the average contract life. The book value of the customer list amounted to T€ 318,509, T€ 433,101 and T€ 317,813 as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

Trade Receivables

Trade receivables are assessed for collective impairment based on estimates regarding the probability of collection. These estimates are determined taking into account historical evidence relating to the collectability of KDG’s trade receivables by grouping them into different age buckets. Depending on the time for which trade receivables are overdue, the percentage of collective impairment has proven to increase with increasing overdue time. The estimates used for collective impairment are revised at each balance sheet date and adjusted if necessary. As of March 31, 2010, March 31, 2009 and March 31, 2008 the carrying amount of trade receivables amounted to T€ 87,955, T€ 106,579 and T€ 130,878.

Provision for Pensions

With respect to the calculation of the provision for pensions, the Group estimated the future salary increases, future pension increases and the discount rate. As of March 31, 2010, March 31, 2009 and March 31, 2008, the provision for pensions amounted to T€ 39,292, T€ 35,309 and T€ 29,148, respectively.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Asset Retirement Obligations

The amount of the accrual is based on an estimate of the costs expected for the demolition and restoration of the network cables primarily located in leased cable ducts. Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Approximately 94 % of Group’s obligations are related to technical equipment, including different kinds of cable and signal transmitting and receiving technology in cable ducts of DTAG. KDG assumes that 6 % of the technical equipment will be replaced by other technologies after 10 years, 28 % will be replaced after 15 years and the remaining 66% of the technical equipment is expected to be replaced after 30 years. The remaining 6 % of the asset retirement obligations are divided into accruals for furniture, fixtures and miscellaneous restoration obligations. The asset retirement obligations related to the aforementioned demolition and restoration amounted to T€ 25,197, T€ 22,971 and T€ 20,665 as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

The Group is also exposed to costs of returning customer premise equipment (CPE) at the end of the lease term. The amount of the accrual for such costs is based on an estimate of the expected costs. Obligations related to these costs amounted to T€ 3,732, T€ 2,844 and T€ 1,421 as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

3. Notes to the Consolidated Statement of Financial Position

3.1 Cash and Cash Equivalents

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Cash at banks	267,638	51,883	15,435
Cash in hand	34	39	28

	267,672	51,922	15,463

Cash and cash equivalents are primarily comprised of cash at banks and cash in hand. The significant increase in cash at banks in the fiscal year ended March 31, 2010 is partly due to the subsequent purchase price reimbursement with respect to the Orion Acquisition (T€ 58,571) and repayments of shareholder loans (T€ 32,303) as well as due to optimized net working capital and higher free cash flow.

Cash at banks in an amount of T€ 265,468, T€ 43,950 and T€ 13,940 were pledged in accordance with the Senior Credit Facility Agreement (see Section 3.11 Financial Liabilities) as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

3.2 Trade Receivables

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Gross Trade receivables	122,682	159,824	215,206
Bad debt allowance	(34,727)	(53,245)	(84,328)

Trade Receivables	87,955	106,579	130,878

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

	Balance at Beginning of Period	Provision for Bad Debt	Deduction/ Write-Offs and other Charges	Balance at End of Period
	T€	T€	T€	T€
Fiscal Year ended March 31, 2010
Allowance for doubtful accounts	(53,245)	(7,420)	25,938	(34,727)

Fiscal Year ended March 31, 2009
Allowance for doubtful accounts	(84,328)	(18,899)	49,982	(53,245)

Fiscal Year ended March 31, 2008
Allowance for doubtful accounts	(59,313)	(39,324)	14,309	(84,328)

Gross trade receivables and bad debt allowance decreased partly due to improvements in the dunning and collection process.

As of March 31, the analyses of trade receivables that were past due but not impaired were as follows:

in T€		Net carrying amount past due but not impaired at the reporting date
	Not past due	less than 30 days	31 – 60 days	61 – 90 days	more than 90 days	Total past due	Total
March 31, 2010	44,344	19,301	9,512	10,299	4,499	43,611	87,955
March 31, 2009	44,390	27,259	9,820	9,625	15,485	62,189	106,579
March 31, 2008	48,220	47,173	8,033	5,444	22,008	82,658	130,878

Receivables with an invoice amount of in total T€ 23,090, T€ 31,830 and T€ 50,739, excluding VAT, at March 31, 2010, March 31, 2009 and March 31, 2008, respectively, were individually determined to be impaired and were written off by 100%.

Accounts receivable past due but not impaired are expected to ultimately be collected.

Also no indications of defaults are recognizable for accounts receivable that are neither past due nor impaired.

Trade receivables of Kabel Deutschland Vertrieb und Service GmbH & Co. KG with a carrying amount of T€ 81,771, T€ 95,484 and T€ 116,984 were pledged as security in accordance with the Senior Credit Facility Agreement (see Section 3.11 Financial Liabilities) as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

3.3 Inventories

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Raw materials, consumables and supplies	3,829	4,590	6,138
Work in process	114	790	74
Finished goods and merchandise	8,504	10,549	19,989
thereof carried at net realizable value	72	430	1,293

	12,447	15,929	26,201

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Depending upon specified use, customer premise equipment (CPE), included above in finished goods and merchandise, is recognized as capital expenditures (“capex”) or operational expenditures (“opex”) at the time the item is put into service. The Group capitalizes the CPE as fixed assets when it is leased to the customer. The Group expenses CPE when it is purchased by the customer. Costs for maintenance and substitution of CPE are also expensed.

The total amount of inventories recognized as an expense amounts to T€ 13,278, T€ 8,808 and T€ 20,580 for the years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively. Inventories in an amount of T€ 5,234, T€ 6,683 and T€ 7,238 were pledged in accordance with the Senior Credit Facility Agreement (see Section 3.11 Financial Liabilities) at March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

3.4 Receivables from Tax Authorities

Receivables from tax authorities relate to corporate income tax, trade income tax and solidarity tax contributions and amounted to T€ 1,395, T€ 5,200 and T€ 6,881 as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

3.5 Other Current Financial Assets and Current and Non-Current Prepaid Expenses

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€

Other current financial assets
Receivables from purchase price reimbursement	0	11,093	0
Receivables from counterparties currency hedges	0	9,799	0
Payments in advance for commission fees	2,250	2,585	315
Deposits	2,107	2,406	2,422
Creditors with debit balances	1,120	1,645	1,653
Miscellaneous other receivables	4,035	8,933	2,882

Other current financial assets	9,512	36,461	7,272

Current prepaid expenses
Network leases	7,850	5,795	6,489
Transaction Cost Tranche B Senior Credit Facility	1,116	1,116	767
Insurance	140	839	1,780
Software Support	695	216	267
Other	4,980	5,120	10,600

Current prepaid expenses	14,781	13,086	19,903

Non-current prepaid expenses
Network leases	14,611	14,707	0
Transaction Cost Tranche B Senior Credit Facility	1,116	2,484	3,679
Transaction Cost Tranche C Senior Credit Facility*	0	0	6,647
Other	0	0	840

Non-current prepaid expenses	15,727	17,191	11,166

*	These transaction cost related to Tranche C of the Senior Credit Facility have been recognized as non-current prepaid expense as of March 31, 2008 since Tranche C was not drawn until May 2008.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Miscellaneous other receivables for the fiscal year ended March 31, 2010 are comprised of several other minor amounts. Receivables from purchase price reimbursements were connected to the Orion Acquisition and have been paid during the fiscal year ended March 31, 2010. Additionally, the receivables outstanding as of March 31, 2009 for the Group’s currency hedges related to the Senior Notes (see 3.11.2) have been reclassified to non-current liabilities and are amortized over the currency hedge’s duration.

3.6 Intangible Assets

Software and Licenses and other Contractual and Legal Rights

Software and licenses primarily consist of software licenses and costs related to standard business software, the customer care and billing system and licenses related to KDG’s fixed-line phone services. The software is being amortized on a straight-line basis over three to six years.

The Group capitalizes directly attributable sales commissions of its sales agents and the cost of external call center representatives if they generate future contractual revenue streams. The amortization period of these capitalized costs is 8.5 years for cable access contracts, which is estimated based on the historical average life of a Basic Cable customer relationship, and primarily twelve months for Premium-TV and Internet and Phone contracts which is based on the fixed term period of those customer contracts. Amortization is calculated based on the straight-line method. For the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008 sales commissions in an amount of T€ 44,552, T€ 47,659 and T€ 28,091, respectively, were capitalized. The amortization of sales commissions was T€ 36,614, T€ 32,562 and T€ 13,507 for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

Internally Generated Software

For the years ended March 31, 2010, March 31, 2009 and March 31, 2008 approximately T€ 5,063, T€ 3,871 and T€ 2,528, respectively, of costs for internally developed software were capitalized. Included in costs for internally developed software for the fiscal year ended March 31, 2010, are T€ 1,483 for closed projects and T€ 1,057 for running projects which are accounted for as prepayments for internally developed software (“software in development”). These amounts relate to costs incurred in the further development of company-specific software applications, primarily related to the central disposition system of the technical department of KDG (Delphi). Additional costs of T€ 2,523 have been capitalized in connection with the development of a new software called Next Generation Billing System “NGBS” (for detailed description see section Next Generation Billing System).

The software of Delphi is amortized over a period of 4 years. The remaining useful life of all internally developed software is between 0.4 – 3.9 years.

Customer List

For the years ended March 31, 2010, March 31, 2009 and March 31, 2008 the Group recorded additions in the customer list of T€ 280, T€ 226,706 and T€ 20,936, respectively. The significant decrease in additions to the customer list is due to the fact that the fiscal year ended March 31, 2009 was characterized by additions due to the Orion Acquisition. During the fiscal year ended March 31, 2010 no major acquisitions of customer list occurred. Parts of the customer list acquired from Orion with a carrying amount of T€ 1,298 have been sold. The remaining useful life of the customer list is between 1.5 – 7.6 years.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Goodwill

For the years ended March 31, 2010 and March 31, 2009 the Group recorded changes in goodwill due to acquisitions in the amount of T€ - 48,063 and T€ 335,337, respectively (no goodwill has been recorded in the fiscal year ended March 31, 2008). These changes were primarily due to the Orion Acquisitions (see also 1.3 Consolidation). The decrease during the fiscal year ended March 31, 2010 results from a decrease in total acquisition costs related to the Orion Acquisition due to purchase price reimbursements which have been allocated to goodwill in the amount of T€ 48,063. The goodwill recognized totaled T€ 287,274 as of March 31, 2010.

Next Generation Billing System (“NGBS”)

Since 2007 KDG has been developing a new customer care and billing system called “NGBS”. This system will replace the existing customer care and billing system starting April 2010 and has been developed by use of external licenses and contractors as well as internal development activities. The total amount related to the development of NGBS amounts to T€ 25,771 (of which T€ 12,394, T€ 7,279 and T€ 6,098 are additions during the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively). This amount can be allocated to costs of external licenses and contractors recognized as additions to prepayments (software in development) of T€ 21,854 (of which T€ 9,871 (prior year: T€ 6,193, for the fiscal year ended March 31, 2008: T€ 5,790) are additions during the fiscal year ended March 31, 2010) and internally generated software in the amount of T€ 3,917 (of which T€ 2,523 (prior year: T€ 1,086, for the fiscal year ended March 31, 2008: T€ 308) are additions during the fiscal year ended March 31, 2010). NGBS will be amortized over a period of 5 years.

Further additions to prepayments (“intangible assets in construction”) amounting to T€ 2,829 (prior year: T€ 357, for the fiscal year ended March 31, 2008: T€ 0) were primarily due to the development of an Enterprise Data Warehouse System (“EDWH”; total amount recognized T€ 3,186).

For further information relating to intangible assets, reference is made to the fixed asset register in Appendix 1, Appendix 2 and Appendix 3.

3.7 Property and Equipment

Property and equipment is primarily comprised of network and IT assets, customer premise equipment and transponders under finance lease agreements.

Network and IT Assets

As of March 31, 2010, the Group’s network and IT assets amounted to T€ 1,097,956 (prior year: T€ 1,109,975, fiscal year ended March 31, 2008: T€ 998,776). KDG’s network and IT assets primarily comprise of technical equipment related to its cable networks such as IT equipment and technical equipment on the different network levels in the amount of T€ 1,033,534 (prior year: T€ 1,023,271, fiscal year ended March 31, 2008: T€ 905,052) and IT-systems (including data centers) in the amount of T€ 18,116 (prior year: T€ 22,794, fiscal year ended March 31, 2008: T€ 15,711). Additions to cable networks amounted to T€ 167,333 (prior year: T€ 176,269, fiscal year ended March 31, 2008: T€ 153,363) and additions related to IT-systems (including data centers) amounted to T€ 3,319 (prior year: T€ 10,806, fiscal year ended March 31, 2008: T€ 6,611) during the fiscal year ended March 31, 2010. Additionally, KDG’s network and IT assets include construction in progress related to the cable network amounting to T€ 26,084, T€ 46,733 and T€ 57,514 as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Asset Retirement Obligation

In many cases KDG leases space in the cable ducts of DTAG to house KDG’s cable network. Related to these leases, KDG is subject to contractual asset retirement obligations for its network cables. The original costs estimated at T€ 17,477 were capitalized as of April 1, 2003 in connection with the transfer of the business from DTAG. Further additions related to new asset retirement obligations were recognized subsequently and were T€ 1,269, T€ 1,254 and T€ 723 for the years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively. Depreciation is charged over the normal useful life of the respective assets which resulted in a depreciation expense of T€ 1,569, T€ 1,340 and T€ 1,398 for the years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

In addition, KDG is exposed to costs of returning CPE at the end of the lease term. During the fiscal year ended March 31, 2010 T€ 1,298 (prior year: T€ 1,280, fiscal year ended March 31, 2008: T€ 904) were capitalized as additions and T€ 1,108 (prior year: T€ 671, fiscal year ended March 31, 2008: T€ 289) have been charged as depreciation for these costs of returning of CPE.

Operating Lease for CPE

The assets are depreciated over the useful life of 3 years for modems, receivers and digital video recorders (“DVR”) using the straight-line method. Customer premise equipment (CPE) is presented in the Fixed Asset Schedule as part of technical equipment. As of March 31, 2010, March 31, 2009 and March 31, 2008, the net carrying amount of total CPE (including modems, receivers and DVRs) amounted to T€ 78,591, T€ 79,202 and T€ 54,040, respectively.

The future minimum lease payments under non-cancellable operating leases for CPE will amount to T€ 8,248 within one year, T€ 81 after one year but no more than five years and T€ 0 after five years. This is primarily due to the fact that the non-cancellable term for most of these operating leases is twelve months.

Finance Lease

As of March 31, 2010, the Group leased thirteen transponders under finance leases from DTAG and Astra through 2012. As of March 31, 2010, March 31, 2009 and March 31, 2008, the net carrying amount of the capitalized transponders totaled T€ 16,619, T€ 24,878 and T€ 33,136, respectively. During the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, the Group recorded depreciation expense of T€ 8,259, T€ 8,259 and T€ 7,759, respectively. The Group also recorded interest expense related to these finance leases of T€ 1,808, T€ 2,437 and T€ 2,853 for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, and paid T€ 8,836, T€ 8,228 and T€ 7,197, to reduce the financial liability, respectively.

Additionally, incidental expenses related to those transponder leases in the amount of T€ 2,330 (prior year: T€ 2,330, fiscal year ended March 31, 2008: T€ 2,330) have been expensed in the fiscal year ended March 31, 2010.

There is an option to extend the contract duration related to the lease of certain transponders by another five year period by mutual agreement of the parties, which must be reached at least six months before the expiry of the first five year period.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2010		2009		2008
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
	T€	T€	T€	T€	T€	T€
Within one year	10,665	9,535	10,665	8,858	10,645	8,228
After one year but not more than five years	10,851	10,443	21,517	19,978	32,113	28,836

Total minimum lease payments	21,516	19,978	32,182	28,836	42,758	37,064

Less amounts representing finance charges	1,538		3,346		5,694

Present value of minimum lease payments	19,978		28,836		37,064

For further information relating to property and equipment, reference is made to the fixed asset registers in Appendix 1, Appendix 2 and Appendix 3.

3.8 Equity Investments in Associates

The carrying value of equity investments in associates is increased by the share of income attributable to the Group and reduced by dividends received. Net additions from associates amounted to T€ 3,392, T€ 1,052 and T€ 672 for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively, and reflect KDG GmbH’s share of income recorded by associates. The fiscal year of all associates is the period from January 1 to December 31. As of KDG GmbH’s balance sheet date financial information for associates is not available for the prior year and cannot be reliably estimated. Therefore, the amounts disclosed in the following table are for the associate’s fiscal years ended December 31, 2008, December 31, 2007 and December 31, 2006, respectively.

	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
	T€	T€	T€
Associates’ accumulated balance sheets
Assets	74,115	68,734	113,635
Liabilities	51,763	53,106	94,505

	Jan. 1 – Dec. 31, 2008	Jan. 1 – Dec. 31, 2007	Jan. 1 – Dec. 31, 2006
	T€	T€	T€
Associates’ accumulated revenue and profit
Revenue	45,653	42,007	78,852
Profit	7,062	3,030	1,442

For further information relating to financial assets, reference is made to the fixed asset register in Appendix 1, Appendix 2 and Appendix 3.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

3.9 Other Current Liabilities

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Liabilities for personnel expenses	37,984	37,497	32,090
Liabilities to silent partners	13,373	12,653	0
Value added and employment taxes	11,391	7,693	10,116
Finance leases	9,535	8,858	8,228
Provision for onerous contracts	0	3,300	0
Debtors with credit balances	811	1,148	818
Miscellaneous other liabilities	13,272	16,017	8,388

	86,366	87,166	59,640

In the fiscal year ended March 31, 2010 the Group’s liabilities to silent partners include the fair value of the contribution of silent partnerships acquired in connection with the Orion Acquisition and dividend payments attributable to these silent partners.

3.10 Deferred Income

Deferred income primarily consists of customer prepayments on a quarterly, semi-annual or annual basis.

3.11 Financial Liabilities (current and non-current) and Senior Notes

3.11.1 Current Financial Liabilities

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Accrued interest related to Senior Credit Facility

Tranche A	1,897	960	6,192
Tranche B	107	147	119
Tranche C	244	18,799	1,264
Senior Notes	20,836	19,616	16,966
Other	0	0	1,133

Current financial liabilities	23,084	39,522	25,674

3.11.2 Non-Current Financial Liabilities

As of March 31, 2010 KDG has two different types of non-current financial liabilities in place. The Senior Notes and the Senior Credit Facility have developed as follows:

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Senior Notes	738,752	744,123	724,425
Senior Credit Facility	1,643,000	1,653,081	1,191,404

	2,381,752	2,397,204	1,915,829

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Senior Notes

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Notes issued	755,553	755,553	755,553
Accrued financing and transaction cost	(24,089)	(28,241)	(31,943)
Foreign exchange rate effect	(53,902)	(47,182)	(119,770)

Currency hedge	61,190	63,993	120,585

	738,752	744,123	724,425

On July 2, 2004 KDG issued T€ 250,000 Euro Senior Notes and TUS $ 610,000 Dollar Senior Notes (together the “Senior Notes”), each of which are guaranteed by KDVS. As of March 31, 2010, T€ 250,000 aggregate principal amount of Euro Senior Notes and TUS $ 610,000 aggregate principal amount of Dollar Senior Notes are outstanding. The Senior Notes are currently registered with the Securities and Exchange Commission in the United States (ISIN XS02688103610 for Euro Senior Notes and ISIN US48282AAB17 for Dollar Senior Notes) as well as with the Irish Stock Exchange, Dublin, Ireland (B05LTS8 and B1GJFQ8 for Euro Senior Notes as well as B01R087 and B1GR8M9 for Dollar Senior Notes).

The Euro Senior Notes accrue interest at the rate of 10.750% per annum and the Dollar Senior Notes accrue interest at the rate of 10.625% per annum. The Senior Notes mature on July 1, 2014. Interest on the Senior Notes is payable on January 1 and July 1 of each year.

With respect to the Senior Notes, KDG entered into a hedge agreement with various banks swapping 100 % of the US-Dollar denominated principal (TUS $ 610,000) and interest payments into Euro denominated principal and interest payments at a fixed rate over five consecutive years from July 1, 2004 until July 1, 2009. From December 2008 until March 2009, KDG successfully negotiated new swap agreements, which effectively prolonged the existing currency hedges at the same rate of US $ 1.2066 for each Euro and an increased average Euro fixed rate of 11.1695% (previously 10.2046%) by two years until July 1, 2011.

As of March 31, 2010 the new swaps have been accounted at fair value through profit or loss. Accordingly, the changes in fair value for the new swaps and the currency translation of the US-Dollar denominated Senior Notes through profit or loss in accordance with IAS 21. As a result, we incurred a loss of T€ 347, which was recorded as an interest expense. We did not incur any losses in the fiscal year ended March 31, 2009 and March 31, 2008.

The Senior Notes contain several covenants limiting, among other things, KDG’s ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make certain other restricted payments and investments;

•	create liens;

•	impose restrictions on the ability of KDG’s subsidiaries to pay dividends or make other payments to KDG;

•	transfer or sell assets;

•	merge or consolidate with other entities; and

•	enter into transactions with affiliates.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Under the Senior Notes indenture, the amount of restricted payments (including dividends) that can be made by Kabel Deutschland GmbH to KDH is, subject to certain adjustments and exceptions, limited to 50% of the consolidated net income (less 100% of any loss) of Kabel Deutschland GmbH since the date of issuance of the Senior Notes.

Each of the covenants is subject to a number of important exceptions and qualifications.

At any time on or before July 1, 2010, the Senior Notes may be redeemed at 105.375%, with respect to the Euro Senior Notes, and 105.313%, with respect to the Dollar Senior Notes, as a percentage of the principal amount thereof, and at the following prices (as a percentage of the principal amount) beginning on the day after July 1 in each of the following years:

	Redemption Price
	Euro Senior Notes	Dollar Senior Notes
After July 1, 2010	103,583%	103,542%
After July 1, 2011	101,792%	101,771%
After July 1, 2012	100,000%	100,000%

Upon the incurrence of a change of control (which term is defined in the indenture governing the Senior Notes), each holder of the Senior Notes has the right, subject to certain exceptions, to require the issuer to repurchase such holder’s Senior Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date.

In addition, in the case of certain asset dispositions (which term is defined in the indenture governing the Senior Notes), each holder of the Senior Notes has the right, subject to certain exceptions, to require the issuer to repurchase such holder’s Senior Notes with the net available cash from such dispositions at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date.

The indenture governing the Senior Notes provides for events of defaults which, if any of them occurs, would permit or require the principal of and accrued interest on the Senior Notes to become or to be declared due and payable.

Senior Credit Facility

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Senior Credit Facility Tranche A	1.150.000	1.150.000	1.150.000
Senior Credit Facility Tranche B	0	0	60.000
Senior Credit Facility Tranche C	535.000	535.000	0

Senior Credit Facility	1.685.000	1.685.000	1.210.000

Accrued financing and transaction costs, Tranche A	(25.823)	(21.133)	(18.596)
Accrued financing and transaction costs, Tranche C	(16.177)	(13.616)	0
Interest Hedge	0	2.830	0

Senior Credit Facility, net of financing and transaction cost	1.643.000	1.653.081	1.191.404

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

On May 12, 2006 KDVS entered into a Senior Credit Facility, arranged by the Royal Bank of Scotland plc. This agreement was comprised of two facilities, a fully drawn T€ 1,150,000 term loan facility (“Tranche A”) and a T€ 200,000 revolving credit facility (“Tranche B”). According to the original agreement, Tranche A and Tranche B mature on March 31, 2012. On July 19, 2007 KDVS amended the Senior Credit Facility and increased Tranche B to T€ 325,000 under the same terms and conditions as the original Tranche B. The Senior Credit Facility is secured by all the assets of KDVS and a first priority pledge on 100 % of the shares of KDVS owned by Kabel Deutschland GmbH. Since the closing date, Tranche A (T€ 1,150,000) has been fully drawn. The fair value of KDVS’ shares reported in Group’s financials is € 3.6 billion.

The revolving credit facility (Tranche B) may be borrowed, repaid and reborrowed up until one month prior to the final maturity date. Borrowings under Tranche B may be used for general corporate purposes. As of March 31, 2010, no amounts were outstanding under Tranche B.

The financing and transaction costs related to Tranche B are shown under non-current assets (prepaid expenses) in the amount of T€ 1,116 as of March 31, 2010, T€ 2,484 as of March 31, 2009, T€ 3,679 as of March 31, 2008 and under current prepaid expenses in the amount of T€ 1,116 as of March 31, 2010, T€ 1,116 as of March 31, 2009 and T€ 767 as of March 31, 2008.

On October 22, 2007, KDVS signed a T€ 650,000 senior add-on facility (“Tranche C”), which ranks pari passu with Tranche A and Tranche B. As of May 9, 2008 the Tranche C commitment was reduced to T€ 535,000. Tranche C was drawn on May 9, 2008 in the amount of T€ 535,000 and remains fully drawn. Tranche C originally matures in March 2013.

On February 1, 2010 the Group agreed to several amendments to its Senior Credit Facility with 97.4 % of its lenders consenting to the requested amendments. The amendments primarily comprised of:

•	resetting of the restrictions related to the permitted acquisition volume,

•	allowing new borrowings if the proceeds are used to make acquisitions that become part of the security group or to refinance existing senior debt,

•	widening the covenant leverage test in case of major acquisitions (enterprise value of more than T€ 400,000), and

•	changing the junior debt / senior debt prepayment ratio to 1:1.

In addition some technical amendments were agreed, including permitting a merger between KDVS and Kabel Deutschland GmbH and the extension of its Revolving Credit Facility (Tranche B).

The Group also agreed to extent the original maturity of our Tranche A and Tranche C borrowings until March 31, 2014 in return for an increased margin payable to consenting lenders.

After giving effect to such amendments and the execution of the roll documentation on February 3, 2010, T€ 200,789 of the Group’s debt will be due for repayment in 2012, with another T€ 38,457 due in 2013 and T€ 1,445,754 will ultimately be due in 2014.

With the amendments, margins for consenting lenders increased to 2.25 % from 1.75 % for Tranche A and remained stable at 3.25 % for Tranche C. In addition until the original maturity date and extension an annual commitment fee of 1.25 % for rolling lenders of Tranche A and 0.25 % for rolling lenders of Tranche C effectively increase the margins on the extended facilities to 3.50%. For consenting but non-rolling Tranche A lenders representing T€ 163,595, the margin also increased to 2.25 % from 1.75%. Non-consenting lenders in Tranche A, representing T€ 37,194, and non-rolling Tranche C lenders, representing T€ 38,457 will receive no margin increase.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

At the same time, margins for consenting lenders in the Revolving Credit Facility (Tranche B) representing T€ 312,194 increased to 2.25 % from 1.75 % for drawn amounts. Non-consenting lenders in the Revolving Credit Facility, representing T€ 12,806, will receive no margin increase for drawn amounts.

Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin. The margin on Tranche A and B of the Senior Credit Facility for non-rolling lenders is based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement—‘consolidated EBITDA’ is a different figure to ‘adjusted EBITDA’ and ‘EBITDA’ and is calculated based on the definitions of the Senior Credit Facility agreement) as follows:

Ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement)	Margin (% per annum)
Greater than 4:1	2.000
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.750

As of March 31, 2010 the ratio of consolidated senior net borrowings to consolidated EBITDA amounted to 2.11:1. Therefore, the applicable margin was EURIBOR plus 1.75 % as of March 31, 2010. KDVS pays an annual commitment fee of 0.625 % on the undrawn commitment under Tranche B. The margin for non-rolling Tranche C lenders is 3.25%.

The margin on the rolled portion of Tranche A and the rolled portion of Tranche C is also based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement)	Margin (% per annum)
Greater than 2:1	3.500
Less than or equal to 2:1	3.250

The Senior Credit Facility contains several affirmative and negative covenants including, but not limited to, the following financial covenants:

Covenant Test	Requirement as of March 31, 2010
Consolidated EBITDA to net interest	Greater than 2.50:1
Senior net debt to consolidated EBITDA	Less than 3.00:1

The foregoing thresholds adjust over time, becoming more restrictive. As of March 31, 2010 KDG’s ratio of consolidated EBITDA to net interest amounted to 4.29:1. The ratio of senior net debt to consolidated EBITDA amounted to 2.11:1.

On February 25, 2009, KDVS amended its Senior Credit Facility to change the senior net debt to consolidated EBITDA covenant for the quarters starting from December 2010 to December 2011, as well as to extend senior net debt to consolidated EBITDA and consolidated EBITDA to net interest covenants beyond March 2012 until maturity of Term Loan C in March 2013. On February 1, 2010, KDVS amended its Senior Credit Facility to extend these covenants until the maturity of the rolled portions of Tranche A and Tranche C in March 2014.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

In addition, the Senior Credit Facility contains certain negative covenants significantly restricting KDG’s ability to, among other things if the covenants are not amended with the agreement dated February 1, 2010:

•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make certain other restricted payments and investments;

•	create liens;

•	impose restrictions on the ability of KDG’s subsidiaries to pay dividends or make other payments to KDG;

•	transfer or sell assets;

•	merge or consolidate with other entities; and

•	enter into transactions with affiliates.

Mandatory prepayments of the Senior Credit Facility are required (i) in full upon a change of control (generally triggered if a person or group other than Providence Equity Partners (Providence) or its affiliates gains control of more than 30% of the total voting rights of the Company) or a sale of substantially all of the assets or the businesses, (ii) in part from the receipt of proceeds from certain third parties, including in connection with asset sales, and (iii) in part from 50% of the primary proceeds from the sale of shares on the public market by Kabel Deutschland GmbH or by one of its holding companies, to the extent not applied to discharge indebtedness under the Senior Notes or the PIK Loan or reinvested in the business, and only to the extent required to reduce the ratio of consolidated total senior net borrowings to consolidated EBITDA to 2:1. The public offering of shares in KDH AG did not generate primary proceeds to Kabel Deutschland GmbH nor to its holding companies as would be relevant for a mandatory prepayment under the Senior Credit Facility, as the Selling Shareholder received all the net proceeds from the sale of the Offer Shares.

At March 31, 2010 T€ 1,150,000 was outstanding under Tranche A at an interest rate of approximately 2.633 % and T€ 535,000 was outstanding under Tranche C at an interest rate of approximately 3.649%. Currently KDG has no interest hedging instruments in place.

3.12 Provisions for Pension

The Group has several defined benefit pension plans for different groups of employees (collective agreement (“CA”) employees, non-collective agreement (“NCA”) employees and other). The majority of the plans are average salary plans, which are in accordance with regulations applicable for public servants. These plans were continued with substantially the same terms upon the purchase of the business from DTAG. The plans for other employees represent individual commitments.

The annual contributions for CA and NCA employees amount to 2.5 % of their contractually agreed annual fixed salaries. The annual contributions for NCA employees increase by 9 % for salaries lying above the income threshold for contributions to the statutory pension scheme. Each contribution is translated into an insured sum.

The insured sum is calculated by multiplying the contribution by the respective age factor of the employee and is credited to a pension account. From the age of 61 to the onset of retirement, each employee receives an additional annual bonus sum amounting to 6 % of the most recent pension account balance. The contribution rates for individual pension commitments are determined on an individual basis.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

The following tables summarize the components of net benefit expense recognized in the statement of income and the funded status and amounts recognized in the balance sheet for the defined benefit plans:

Net benefit expenses recognized in the consolidated statement of income

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009	Apr. 1, 2007 – Mar. 31, 2008
	T€	T€	T€
Current service cost	3,501	3,530	3,637
Interest expense	1,913	1,696	1,395
Net actuarial losses	(8)	0	144
Plan disbursements	(162)	0	0

Net benefit expense	5,244	5,226	5,176

The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

The recognized expense is recorded in the following items in the statement of income:

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009	Apr. 1, 2007 – Mar. 31, 2008
	T€	T€	T€
Cost of services rendered	918	918	1,120
Selling expenses	1,525	1,452	1,499
General and administrative expenses	1,050	1,160	1,162
Other	(162)	0	0
Interest expense	1,913	1,696	1,395

	5,244	5,226	5,176

Benefit Liability

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Defined benefit obligation	40,231	32,257	29,119
Unrecognized actuarial gains (-) / losses (+)	(939)	3,052	29

Benefit liability	39,292	35,309	29,148

Changes in the present value of the defined benefit obligation are as follows:

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009	Apr. 1, 2007 – Mar. 31, 2008
	T€	T€	T€
Defined Benefit Obligation at April 1	32,257	29,119	29,149
Current Service Cost	3,501	3,530	3,637
Interest Cost	1,913	1,696	1,395
Actual Benefit Payments	(222)	(131)	(199)
Acquisition / Business Combination	(1,201)	1,066	0
Actuarial Gains (-) / Losses (+)	3,983	(3,023)	(4,863)

Defined Benefit Obligation at March 31	40,231	32,257	29,119

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

The principal assumptions used in determining pension benefit obligations for the Group plans are shown below:

Underlying actuarial assumptions

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009	Apr. 1, 2007 – Mar. 31, 2008
	%	%	%
Discount rate as of March 31	5.24	6.00	5.65
Future salary increases	3.25	3.25	3.25
Future pension increases	1.00 – 1.50	1.00 – 1.50	1.00 – 1.50
Staff turnover	6.10	4.50	4.50

Amounts for the current and the previous four periods are as follows:

	March 31, 2010	March 31, 2009	March 31, 2008	March 31, 2007	March 31, 2006
	T€	T€	T€	T€	T€
Defined benefit obligation	40,231	32,257	29,119	29,149	26,385
Plan assets	0	0	0	0	0
Deficit	40,231	32,257	29,119	29,149	26,385
Experience adjustments on plan liabilities	(26)	(1,366)	(626)	210	0

3.13 Other Provisions (current and non-current)

	Balance as of April 1, 2009	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2010
	T€	T€	T€	T€	T€	T€
Anniversary payments	179	(50)	0	11	0	140
Asset retirement obligations	25,815	(222)	(55)	1,157	2,234	28,929
Restructuring	26,573	(16,145)	(4,112)	67	0	6,383
Legal fees and litigation costs	193	(76)	(87)	61	0	91
Other	13,676	(4,784)	(7)	1,559	0	10,444

Total provisions	66,436	(21,277)	(4,261)	2,855	2,234	45,987

As of March 31, 2010 other provisions can be segregated into current obligations (T€ 16,918) and non-current obligations (T€ 29,069).

	Balance as of April 1, 2008	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2009
	T€	T€	T€	T€	T€	T€
Anniversary payments	184	(35)	0	30	0	179
Asset retirement obligations	22,086	(92)	0	2,677	1,144	25,815
Restructuring	2,164	(1,364)	(151)	25,924	0	26,573
Legal fees and litigation costs	1,901	0	(1,870)	162	0	193
Other	2,428	(76)	(942)	12,266	0	13,676

Total provisions	28,763	(1,567)	(2,963)	41,059	1,144	66,436

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

As of March 31, 2009 other provisions can be segregated into current obligations (T€ 40,442) and non-current obligations (T€ 25,994).

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

As of March 31, 2008 other provisions can be segregated into current obligations (T€ 6,493) and non-current obligations (T€ 22,270).

Provisions for asset retirement obligation

All asset retirement obligation calculations as of March 31, 2010 utilize an inflation rate of 2.06% (20-year-OECD-average (“OECD”—Organization for Economic Co-operation and Development); prior period: 2.19 % and for the period ended March 31, 2008: 2.01%) and a risk-free interest refinancing rate of 5.24% (prior period: 6 % and for the period ended March 31, 2008: 5.65%). The obligation is accreted to the expected payment amount using the effective interest method.

Additions for new asset retirement obligations recognized in the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008 increased the provision by T€ 269, T€ 1,254 and T€ 723, respectively.

Due to a change in estimate with respect to the interest rate as of March 31, 2010 the interest of T€ 2,234 related to asset retirement obligations consist of T€ 1,000 for the change in estimate and T€ 1,234 for the accretion in interest, which is considered in interest expense.

For obligations related to the returning of CPE an inflation rate of 1.80 % was utilized. The risk-free interest refinancing rate differs depending on the expected time until returning and varies between 2.34 % for a maturity of 3 years and 3.17 % for a maturity of 5 years. The obligation is also accreted to the expected payment amount using the effective interest method.

Additions for new CPE obligations recognized in the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008 increased the provision by T€ 888, T€ 1,423 and T€ 963, respectively.

Provisions for restructuring

As of March 31, 2009 provisions in connection with the reorganization of the technical department and certain other smaller restructuring programs were recorded in the amount of T€ 26,573. During the fiscal year ended March 31, 2010 the net effect of utilizations, reversals and additions amounted to T€ 20,190 comprising primarily severance payments and other costs, individual amounts can be identified in the above table. As of March 31, 2010 the total provision amounted to T€ 6,383.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Other

As of March 31, 2009 T€ 13,676 remained in other provisions. During the fiscal year ended March 31, 2010 T€ 4,688 were utilized primarily for partial settlement of the dispute regarding the Orion Acquisition. As of March 31, 2010 the remaining total of T€ 10,444 is primarily related to the ongoing main part of the dispute regarding the Orion Acquisition.

3.14 Other Non-current Liabilities

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Finance leases	10,444	19,978	28,836
Liabilities related to share-based payments (MEP)	23,288	78,083	76,544
Smartcard provider	5,056	4,431	0

	38,788	102,492	105,380

The decrease in liabilities related to share-based payments is primarily due to the settlement of all MEP Option Programs which were in place as of March 31, 2009 and the partial settlement of the MEP Interest Programs by sale of some of the interests (see also 5.5).

3.15 Equity

Subscribed capital

As of March 31, 2010, the subscribed capital of KDG GmbH is held entirely by the sole shareholder Kabel Deutschland Holding AG and is represented by three shares in the following amounts (unchanged since April 1, 2003):

Shareholder	€ per share
Kabel Deutschland Holding AG	24,750
Kabel Deutschland Holding AG	250
Kabel Deutschland Holding AG	1,000,000

1,025,000

Capital reserve

For the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, changes in the capital reserve relate to the consideration of share-based payments in the amount of T€ 70,464, T€ 524 and T€ 10,665, respectively. This increase resulted in each case from payments to MEP interest holders and in the fiscal year ended March 31, 2010 from the repurchase of all interests granted for exercised options under the option programs as a result of the settlement of all option programs.

Cash flow hedge reserve

Changes in the fair value of the currency cash flow hedges are recognized directly in equity under cash flow hedge reserve. The accumulated amount is released to profit or loss insofar as the hedged transaction affects profit or loss of the year.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Asset Revaluation Surplus

During the fiscal year ended March 31, 2009, KDG acquired additional shares of Kabelcom Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mbH and Kabelcom Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mbH, RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG and RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH. These acquisitions resulted in control of KDG over those four entities from that point on and therefore constituted a step acquisition. The difference of the proportionate fair values for acquired assets as of the original acquisition date in 2003 and the proportionate value of those assets at the date of transfer of control due to additional acquired shares in 2008 is presented in an asset revaluation surplus. The asset revaluation surplus in equity relates directly to the identifiable asset customer lists acquired in these step acquisitions and are therefore transferred directly to retained earnings as the asset is amortized.

Accumulated deficit

For the years ended March 31, 2010, March 31, 2009 and March 31, 2008, the accumulated deficit was T€ 1,025,533, T€ 1,064,028 and T€ 984,473, respectively. Also included in accumulated deficit is the reversal of transactions formerly classified as deemed dividend payments due to the recent repayments of such amounts of in total T€ 24,174.

Minority Interests

Minority interests are presented in the subsidiaries Urbana Teleunion Rostock GmbH & Co. KG, Kabelcom Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mbH and Kabelcom Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mbH. Therefore, the Group has allocated the respective net assets in the amount of T€ 8,777 representing the share of equity relating to the minority interests upon initial acquisition. Additionally, dividends distributed to minority interests amounted to T€ 1,586 (prior year: T€ 1,109, as of March 31, 2008: T€ 0) in the fiscal year ended March 31, 2010.

4. Notes to the Consolidated Statement of Income

4.1 Revenues

Revenues were generated in Germany as follows:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
	T€	T€	T€
Basic Cable Revenues	904,757	911,155	867,066
Premium-TV Revenues	213,538	192,331	179,802
Internet and Phone Revenues	341,961	231,942	121,367
TKS Revenues	41,294	34,903	28,635

	1,501,550	1,370,331	1,196,870

The Group generates revenues in its Basic Cable segment (regarding the renaming of segments see 5.1 Segment Reporting) from subscription fees for access to and delivery of its basic analog and digital TV signals, installation and connection fees and other non-subscription based revenues. Basic Cable revenues are generated via individual contracts with customers, collective contracts with landlords and housing associations and contracts with Level 4 network operators.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
	T€	T€	T€
Basic Cable Subscription Fees	889,707	898,895	854,087
Installation Fees	11,275	7,876	7,590
Other Revenues	3,775	4,384	5,389

Total Basic Cable Revenues	904,757	911,155	867,066

The Group’s Premium-TV segment generates revenues primarily through pay-TV subscription fees. In addition, the Premium-TV business generates revenues from both public and private broadcasters (including the German pay-TV operator Sky Deutschland) who pay fees for carriage of their programming on KDG’s network.

Revenues for Internet and Phone include recurring revenues from monthly subscription and usage fees and phone interconnection revenues generated by phone traffic of third party carriers’ customers being transmitted across KDG’s network, as well as non-recurring revenues from installation fees and the sale of CPE. The significant increase in Internet and Phone revenues is due to a combination of the successful effort of KDG to increase the number of homes passed upgraded for two-way communication which can be marketed and an increase in the number of Internet and Phone subscribers taking KDG’s services in these areas.

TKS revenues primarily relate to revenues generated by TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG (“TKS”) for providing cable television, and Internet and Phone services to the NATO military personnel based in Germany.

4.2 Cost of Services Rendered

Cost of services rendered primarily comprises costs related to KDG’s revenue generating business activities and consists of costs and expenses related to the operation and maintenance of KDG’s network and other costs directly associated with the distribution of products and services over the Group’s network. Therefore, cost of services rendered includes four categories of expenses as follows:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
	T€	T€	T€
Cost of Materials and Services	379,948	344,508	313,976
Personnel Expenses	32,830	62,321	44,171
Depreciation and Amortization	242,154	205,504	154,676
thereof intangible assets	8,933	7,072	4,943
thereof tangible assets	233,221	198,432	149,733
Other Cost and Expenses	81,564	84,222	75,638

Total Cost of Services Rendered	736,496	696,555	588,461

Cost of services rendered increased to T€ 736,496 from T€ 696,555 by T€ 39,941 in the fiscal year ended March 31, 2010 and to T€ 696,555 from T€ 588,461 by T€ 108,094 in the fiscal year ended March 31, 2009 due to the lease of additional lines required for more network capacity and increased phone interconnection charges both associated with the growth of the Group’s Internet and Phone business as well as due to increased depreciation and amortization related to the upgrade of the network infrastructure.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

4.3 Other Operating Income

Other operating income decreased by T€ 3,454 to T€ 14,625 from T€ 18,079 in the fiscal year ended March 31, 2010 and increased by T€ 5,466 to T€ 18,079 from T€ 12,613 in the fiscal year ended March 31, 2009 and primarily consists of other service income, especially advertising charges; recoveries related to damaged property and various other positions with minor amounts.

4.4 Selling Expenses

Selling expenses are expenses incurred to support the Group’s sales and marketing effort with respect to KDG’s products and services and are divided into four categories as follows:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
	T€	T€	T€
Cost of Materials and Services	23,851	23,093	26,080
Personnel Expenses	84,341	84,949	71,445
Depreciation and Amortization	181,304	169,348	115,478
thereof intangible assets	153,403	147,993	104,525
thereof tangible assets	27,901	21,355	10,953
Other Cost and Expenses	159,183	148,232	139,833

Total Selling Expenses	448,679	425,622	352,836

Selling expenses increased to T€ 448,679 from T€ 425,622 by T€ 23,057 in the fiscal year ended March 31, 2010 and to T€ 425,622 from T€ 352,836 by T€ 72,786 in the fiscal year ended March 31, 2009 primarily due to additional amortization of acquired customer list relating to the Orion Acquisition.

4.5 General and Administrative Expenses

General and administrative expenses are comprised of expenses that are not directly allocated to cost of services rendered or to selling expenses. General and administrative expenses are divided into three categories as follows:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
	T€	T€	T€
Personnel Expenses	62,265	47,606	64,453
Depreciation and Amortization	26,707	27,802	23,795
thereof intangible assets	20,908	22,419	19,783
thereof tangible assets	5,799	5,383	4,012
Other Cost and Expenses	46,119	54,011	40,419

Total General and Administrative Expenses	135,091	129,419	128,667

General and administrative expenses increased to T€ 135,091 from T€ 129,419 by T€ 5,672 in the fiscal year ended March 31, 2010 and to T€ 129,419 from T€ 128,667 by T€ 752 in the fiscal year ended March 31, 2009. Changes in personnel expenses are due to valuation changes in relation to non-cash expenses related to the MEP program.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

4.6 Personnel Expenses

Personnel expenses are comprised of the following:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
	T€	T€	T€
Wages and Salaries	150,903	165,121	152,005
Social Security	28,533	29,755	28,064

	179,436	194,876	180,069

Included in wages and salaries:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
	T€	T€	T€
MEP	15,669	2,063	23,042
thereof are related to:
Cost of Services Rendered	298	120	797
Selling Expenses	1,138	615	1,687
General and Administrative Expenses	14,233	1,328	20,558

Restructuring	(3,216)	24,688	2,593
thereof are related to:
Cost of Services Rendered	(2,651)	20,775	2,383
Selling Expenses	(481)	3,758	5
General and Administrative Expenses	(84)	155	205

For further information regarding restructuring plans see Section 3.13.

Included in social security:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
	T€	T€	T€
Personnel Expenses related to defined benefit pension plan	3,493	3,530	3,781
thereof are related to:
Cost of Services Rendered	918	918	1,120
Selling Expenses	1,525	1,452	1,499
General and Administrative Expenses	1,050	1,160	1,162

Statutory social security contribution	21,254	21,788	19,710
thereof are related to:
Cost of Services Rendered	5,719	6,867	6,419
Selling Expenses	10,151	9,887	8,578
General and Administrative Expenses	5,384	5,034	4,713

For the fiscal years ended March 31, 2010, 2009 and 2008, social security included T€ 11,381, T€ 10,867 and T€ 10,003, respectively, for expenses related to the governmental pension scheme.

During the years ended March 31, 2010, March 31, 2009 and March 31, 2008 an average of 2,647, 2,807 and 2,702, respectively, people were employed.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

4.7 Financial Results

Interest Expense

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
	T€	T€	T€

Interest Expenses on financial instruments that are not at fair value through profit or loss
Senior Notes	82,123	78,465	78,465
Senior Credit Facility	55,561	122,748	81,645
Amortization of Capitalized Finance Fees	19,676	11,723	8,296
Finance Lease	1,808	2,437	2,873
Other	2,918	1,712	588
Interest Expenses on financial instruments at fair value through profit or loss	(2,963)	11,265	(3,122)

Interest Expense on provisions and non-financial liabilities
Pensions	1,913	1,696	1,395
Asset Retirement Obligations	1,234	1,144	999
Other	94	1,349	700

Total Interest Expenses	162,364	232,539	171,839

Interest expense includes interest accrued on bank loans, the Group’s 2014 Senior Notes, amortization of financing fees, interest on finance leases and other. The significant decrease in interest expenses related to the Senior Credit Facility is due to the considerable decrease of EURIBOR in 2010 compared to the level during the fiscal year ended March 31, 2009.

Interest expenses on financial instruments at fair value through profit or loss includes net interest payments to the counterparties of interest rate swaps and caps as well as effects from fair value measurement of such financial instruments.

(See the definition of all terms above in Section 3.11 and 5.6).

Interest Income

Interest income for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008 amounted to T€ 4,541, T€ 3,486 and T€ 2,057, respectively, and primarily related to interest income on bank deposits. Of the total interest income, amounts of T€ 1,335, T€ 497 and T€ 45 relate to non-financial assets and liabilities primarily in connection with tax issues.

4.8 Income from Associates

Income from associates for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008 amounts to T€ 3,392, T€ 14,052 and T€ 899, respectively. The decrease in income from associates is primarily due to one-time proceeds from the sale of KDG’s minority shareholding in Kabel-Service Berlin GmbH during the fiscal year ended March 31, 2009.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

4.9 Benefit/Taxes on Income

Major components of income tax benefit/expense for the years ended March 31, 2010, March, 31, 2009 and March 31, 2008 are:

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009	Apr. 1, 2007 – Mar. 31, 2008
	T€	T€	T€
Consolidated statement of income
Current income tax
Current income tax charge	31,638	9,275	1,985
Prior year income tax charge (+) / release (-)	(1,284)	2,840	(1,118)

Deferred income tax
Relating to origination and reversal of temporary differences	(4,459)	(18,267)	(104)

Income tax expense (+) / income (-) reported in consolidated statement of income	25,895	(6,152)	763

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009	Apr. 1, 2007 – Mar. 31, 2008
	T€	T€	T€
Consolidated statement of changes in equity
Deferred income tax
Net deferred income on revaluation of hedges	14,308	20,818	(12,446)
Net loss / profit on revaluation of financial instruments	(14,296)	(21,377)	17,048

Income tax benefit (-) / expense (+) reported in equity	12	(559)	4,602

A reconciliation of income taxes for the fiscal years ended March 31, 2010 determined using a combined statutory rate of 30.3% (prior year: 30.3%, in the fiscal year ended March 31, 2008: 29.79%) for corporate and trade tax to actual income tax expense as recorded on the statement of income, is as follows:

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009	Apr. 1, 2007 – Mar. 31, 2008
	T€	T€	T€
Loss (-) before income tax	41,478	(78,111)	(33,076)
Notional tax income at KDG’s statutory income tax rate of 30.3% (2009: 30.3%, 2008: 29.79%)	12,568	(23,668)	(9,852)
Adjustments in respect of current income tax of previous years	(1,284)	2,840	(1,118)
Unrecognized tax losses	(6,706)	(9,713)	9,958
Non-deductible expenses	22,495	25,532	15,722
Tax-free income portions	(1,248)	(3,684)	(255)
Tax-rate changes	0	2,129	(13,461)
Tax-effects by minority partners	582	246	0
Other	(512)	166	(231)

Income tax benefit (-) / expense (+) according to the statement of income	25,895	(6,152)	763

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Deferred income taxes

Deferred income taxes at March 31, 2010, March 31, 2009 and March 31, 2008 relate to the following:

	Consolidated balance sheet			Consolidated statement of income
	2010	2009	2008	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009	Apr. 1, 2007 – Mar. 31, 2008
	T€	T€	T€	T€	T€	T€
Deferred income tax liabilities
Debt issuance cost	20,701	20,177	18,357	524	1,819	(5,800)
Fair value adjustments customer list	51,157	62,240	16,983	(11,083)	(9,381)	(11,321)
Accelerated depreciation for tax purposes	77,914	89,635	94,354	(11,721)	(4,719)	(684)
Asset Retirement Obligation	5,287	6,030	6,491	(743)	(461)	(2,592)
Fair value adjustments fixed assets	0	0	0	0	0	(1,751)
Intangible assets	3,154	2,584	2,323	570	261	(826)
Financial instruments	16,332	14,296	35,673	16,332	0	0
Revenue Recognition	16,645	15,670	9,795	975	5,875	3,316
Other	0	73	71	(73)	2	(17)

Gross deferred income tax liabilities	191,190	210,705	184,047

Offsetting with deferred tax assets	(76,866)	(91,849)	(96,517)

Net deferred income tax liability	114,324	118,856	87,530

Deferred income tax
Tangible assets	525	341	571	(184)	230	(571)
Hedges	18,541	17,188	33,839	(15,661)	(4,168)	(834)
Receivables	3,405	7,233	9,988	3,828	2,755	7,039
Other accruals	6,757	7,191	1,526	434	(1,420)	(1,461)
Pension	1,906	1,793	1,372	(113)	(421)	(181)
Finance Lease contracts	1,018	1,199	1,170	181	(29)	149
Tax loss carryforwards	44,922	57,197	48,588	12,275	(8,610)	15,430

Gross deferred income tax assets	77,074	92,142	97,054

Offsetting with deferred tax liabilities	(76,866)	(91,849)	(96,517)

Net deferred income tax asset	208	293	537

Deferred income tax charge				(4,459)	(18,267)	(104)

For the years ended March 31, 2010, March 31, 2009 and March 31, 2008, deferred tax assets on corporate income tax loss carry forwards of KDG in the amount of T€ 276,993, T€ 298,318 and T€ 268,229, respectively and trade tax loss carry forwards of KDG in the amount of T€ 7,463, T€ 5,797 and T€ 43,987, respectively were recognized. In accordance with IAS 12, the Group has assessed that the deferred tax assets for these tax loss carry forwards are probable to be realized under consideration of the German minimum taxation rules. Furthermore, deferred tax assets on interest carry forwards of KDG in the amount of T€ 0, T€ 34,289 and T€ 0 for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively were recognized under the new German interest barrier rules. The tax loss carry forwards do not expire under current law.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Deferred tax assets on further corporate income tax loss carry forwards of KDG in an amount of approximately T€ 184,662, T€ 230,915 and T€ 280,000, respectively for the years ended March 31, 2010, March 31, 2009 and March 31, 2008 and trade tax loss carry forwards in the amount of approximately T€ 196,541, T€ 194,028 and T€ 226,000 as well as interest carry forwards under the new German interest barrier rules in the amount of T€ 82,900,T€ 48,641 and T€ 0, respectively, have not been recognized due to uncertain recoverability since KDG is unable to set off tax loss carry forwards against positive income within the Group.

Liabilities due to Income Taxes

The liabilities due to income taxes of T€ 45,109, T€ 23,127 and T€ 12,961, respectively for the years ended March 31, 2010, March 31, 2009 and March  31, 2008 in the balance sheet relate to corporate and trade tax.

4.10 Profit attributable to Non-Controlling Interests

Profit attributable to non-controlling interests is comprised of the part of KDG’s profit attributable to the different minority shareholders in the Group’s fully consolidated subsidiaries. Profit attributable to non-controlling interests amounted to T€ 1,440, T€ 859 and T€ 0 for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively. The total profit attributable to non-controlling interests is comprised of gains amounting to T€ 1,481 (prior year: T€ 859, for the fiscal year ended March 31, 2008: T€ 0) and losses amounting to T€ 41 (prior year and for the fiscal year ended March 31, 2008: T€ 0) and is attributable to Kabelcom Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mbH, Kabelcom Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mbH, Urbana Teleunion Rostock GmbH & Co. KG and Verwaltung Urbana Teleunion Rostock GmbH.

5. Other Notes

5.1 Segment Reporting

For the purposes of segment reporting, the Group’s activities are split into operating segments in accordance with IFRS 8. The Group has five reportable segments which are managed and reviewed separately. These operating segments are defined based on the internal differentiation between the different products and service offerings of the Group. The business activities of KDG GmbH and its subsidiaries focus on the operation of cable television networks in Germany. Risks and rewards do not differ within the German cable network business. Therefore, a geographical segmentation is not suitable for the Group. Accordingly, the focus of review of the chief operating decision maker is based on a product / service differentiation which is reflected in the segment reporting.

The measurement principles used by the Group in preparing this segment reporting are the same as for the consolidated financial statements and therefore based on the IFRS as adopted by the EU. These measurement principles are also the basis for the segment performance assessment.

There are no significant relationships between the individual segments, and therefore no intersegment relationships need to be eliminated. Any intrasegment relationships have been eliminated.

The following two segments have been renamed to more accurately reflect KDG’s product offerings and operations. Basic Cable was formerly known as “Cable Access” and Premium-TV was formerly known as “TV/Radio”, and consolidated financial statements for prior periods referred to the former segment names. Financial data as currently segmented has not been impacted by the name changes as described.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Basic Cable

Basic Cable contains all activities and services linked to the customer’s physical access to the Group’s cable network. The Group’s Basic Cable services are delivered in both the analog and digital spectrum. The current analog cable access offering consists of up to 32 television channels and 36 radio channels while the current digital cable access offering consists of up to 107 free television channels and 71 radio channels. KDG provides Basic Cable services primarily via individual contracts with customers or collective contracts with landlords, housing associations and contracts with Level 4 network operators.

Revenues are generated in the Basic Cable segment primarily from subscription fees for access to and delivery of the Group’s basic analog and digital TV signals. Additional sources of revenue are installation and connection fees and other non-subscription based revenues.

Premium-TV

In addition to the basic cable services business described in the above section, the Group offers pay TV packages. All activities related to those packages are bundled in the segment Premium-TV.

The pay-TV packages are branded “Kabel Digital Home”, which offers 39 channels within seven genres, and “Kabel Digital International”, which offers 42 channels grouped in nine different foreign languages. The Group’s customers can also subscribe to KDG’s Digital Video Recorder (DVR) product, “Kabel Digital+”, that allows for the recording of programs to be watched by the customers at their convenience.

The Group’s Premium-TV segment generates revenues primarily through pay-TV subscription fees and from carriage fees which are generated from both public and private broadcasters (including the German pay-TV operator Sky Deutschland).

Internet and Phone

The Internet and Phone segment offers broadband Internet access and fixed-line phone services to those homes which can be connected to KDG’s upgraded network. KDG’s broadband Internet access service portfolio consists of products with download speeds of between 6 Mbit/s and 32 Mbit/s with no time or data volume restrictions. In addition, the Group offers mobile internet access and mobile phone services.

Revenues for Internet and Phone include recurring revenues from monthly subscription and usage fees and phone interconnection revenues generated by phone traffic of third party carriers’ customers being transmitted across KDG’s network, as well as non-recurring revenues from installation fees and the sale of CPE.

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG (“TKS”) provides television, and Internet and Phone services to the NATO military personnel based in Germany.

Reconciliation

Reconciliation includes all headquarter functions of the Group such as managing directors, legal and regulatory, finance, human resources, internal audit, corporate communication, investor relations, purchasing, and IT that are not allocated to the operating segments.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Segment information by business segment is as following:

	Basic Cable April 1 – March 31			Premium-TV April 1 – March 31			Internet and Phone April 1 – March 31
	2010	2009	2008	2010	2009	2008	2010	2009	2008
	T€			T€			T€
Revenues	904,757	911,155	867,066	213,538	192,331	179,802	341,961	231,942	121,367
Profit or loss from ordinary activities	234,263	252,221	271,100	47,583	24,837	28,352	40,204	(15,956)	(35,146)
Interest income	0	0	0	0	0	0	0	0	0
Interest expense	0	0	0	0	0	0	0	0	0
Accretion/Depr. on Investment	0	0	0	0	0	0	0	0	0
Income from associates	0	0	0	0	0	0	0	0	0
Profit or loss before taxes	234,263	252,221	271,100	47,583	24,837	28,352	40,204	(15,956)	(35,146)
Depreciation and amortization	265,562	252,858	207,855	29,786	29,824	20,204	124,930	89,073	38,967
Additions fixed assets*	55,976	582,862	95,279	24,651	43,165	28,771	168,265	340,758	175,356

	TKS April 1 – March 31			Reconciliation April 1 – March 31			Total Group April 1 – March 31
	2010	2009	2008	2010	2009	2008	2010	2009	2008
	T€			T€			T€
Revenues	41,294	34,903	28,635	0	0	0	1,501,550	1,370,331	1,196,870
Profit or loss from ordinary activities	4,900	3,420	2,803	(131,042)	(127,708)	(127,590)	195,908	136,814	139,519
Interest income	5	53	70	4,536	3,433	1,987	4,541	3,486	2,057
Interest expense	(22)	(51)	(90)	(162,342)	(232,488)	(171,749)	(162,364)	(232,539)	(171,839)
Accretion/Depr. on Investment	0	0	0	0	76	(3,712)	0	76	(3,712)
Income from associates	0	0	0	3,392	14,052	899	3,392	14,052	899
Profit or loss before taxes	4,883	3,422	2,783	(285,456)	(342,635)	(300,165)	41,477	(78,111)	(33,076)
Depreciation and amortization	1,866	1,892	1,700	28,021	29,007	25,223	450,165	402,654	293,949
Additions fixed assets*	1,987	1,219	1,791	28,237	32,711	52,188	279,116	1,000,715	353,385

*	Included in additions to fixed assets as of March 31, 2010 are purchase price reimbursements in relation to the Orion Acquisition in the amounts of T€ 35,326 for Basic Cable, T€ 1,538 for Premium-TV and T€ 11,199 for Internet and Phone. As of March 31, 2009 additions to fixed assets included the addition of customer list relating to the Orion Acquisition in total of T€ 226,847. Customer list was allocated to the following segments: Basic Cable T€ 169,999, Premium-TV T€ 4,707 and Internet and Phone T€ 52,141. Furthermore, goodwill in total of T€ 335,337 was allocated as follows: Basic Cable T€ 246,473, Premium-TV T€ 10,731 and Internet and Phone T€ 78,133. Additionally property and equipment and other intangible assets of T€ 70,124 was completely allocated to the segment Basic Cable.

5.2 Impairment Testing of Goodwill

Goodwill acquired through business combinations has been allocated to three cash-generating units, which are also reportable operating segments for impairment testing as follows:

•	Basic Cable cash-generating unit

•	Premium-TV cash-generating unit

•	Internet and Phone cash-generating unit.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Carrying amount of goodwill allocated to each of the cash-generating units:

	Basic Cable		Premium-TV		Internet and Phone		Total
Mar. 31	2010	2009	2010	2009	2010	2009	2010	2009
	T€	T€	T€	T€	T€	T€	T€	T€
Goodwill	211,146	246,473	9,193	10,731	66,934	78,133	287,274	335,337

Changes in the carrying amount of goodwill of T€ 48,063 in the period ended March 31, 2010 are primarily related to a reduction in purchase price for the Orion Acquisition. For a detailed explanation reference is made to Note 1.3 Consolidation.

Disclosures on Impairment Tests

The Group performed its annual goodwill impairment test as of March 31, 2010. The Group considered the relationship between the market capitalization of KDG and the book value of KDG GmbH’s equity, among other factors, when reviewing for indicators of impairment. As of March 31, 2010, the market capitalization of the Group was above the book value of KDG GmbH’s equity and gave neither an indication for a potential impairment of goodwill nor for an impairment of assets of any operating segment.

The recoverable amount of the three cash generating units has been determined based on a fair value less costs to sell calculation using cash flow projections covering a five-year period.

The following paragraphs summarize key assumptions used to determine fair values less costs to sell for impairment tests regarding reporting units to which a significant amount of goodwill is allocated.

The weighted average cost of capital after tax used for calculation of the recoverable amount for all reporting units was determined at 7.0 % for the fiscal year ended March 31, 2010.

The measurement of the cash-generating units is founded on projections that are based on financial plans that have been approved by management and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the planning horizon are extrapolated using in the terminal value a growth rate of 1 % for the fiscal year ended March 31, 2010. The key assumptions on which management has based its determination of fair value less costs to sell include the following assumptions that were primarily derived from internal sources and in particular reflect past experience: development of revenue, customer acquisition and retention costs, churn rates, capital expenditure, market share, and growth rates. Discount rates were determined on the basis of external figures derived from the capital market. Any significant future changes in the aforementioned assumptions would have an impact on the fair values of the cash-generating units.

On the basis of information available at the balance sheet date and expectations with respect to the market and competitive environment, the recoverable amounts were estimated to be higher than the carrying amounts and management did not identify any impairments.

With regard to the assessment of fair value less costs to sell for the three units, even if the recoverable amounts were to decrease by 25%, the carrying amount would be less than the recoverable amount.

5.3 Other Financial Obligations and Contingencies

Leasing and Rental Obligations

KDG has entered into several long-term service agreements with DTAG as well as its subsidiary T-Systems International GmbH. These agreements include but are not limited to usage and access agreements for

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

underground cable ducts, fiber optic cables, co-location facilities and energy. The agreements have primarily fixed prices, either based on a monthly or unit basis, and are valid for up to 30 years. However, KDG can terminate the agreements with a notice period of 12 to 24 months.

The financial obligations as of March 31, 2010, March 31, 2009 and March 31, 2008 include the obligations arising due to the earliest possible termination date of KDG and are as follows:

	March 31, 2010				March 31, 2009
		Due				Due
Type of liability in T€	Due up to 1 year	between 1 and 5 years	more than 5 years	Total	Due up to 1 year	between 1 and 5 years	more than 5 years	Total
1. Agreements with DTAG and subsidiaries	225,454	321,629	64,724	611,807	215,432	306,089	70,720	592,241
2. License, rental and operating lease commitments	57,220	66,112	2,604	125,936	27,022	50,943	2,469	80,434
3. Other	11,417	4,651	826	16,894	16,853	5,568	1,240	23,661

Total	294,091	392,392	68,154	754,637	259,307	362,600	74,429	696,336

	March 31, 2008
		Due
Type of liability in T€	Due up to 1 year	between 1 and 5 years	more than 5 years	Total
1. Agreements with DTAG and subsidiaries	237,391	310,822	85,845	634,058
2. License, rental and operating lease commitments	29,736	61,075	5,472	96,283
3. Other	606,595	8,395	1,700	616,690

Total	873,722	380,292	93,017	1,347,031

The lease payments for cable ducts are T€ 103,303, T€ 103,558 and T€ 103,492 for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively. While the Group has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 to 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30 % of the leased capacity the economic penalties will require renewal of the contracts for 15 years, when the Group believes it will have the ability to replace the capacity. This results in a non-cancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70%, the lease term is expected to include all renewal periods under the agreement, resulting in a non-cancelable lease term of 30 years through March 31, 2033, after which time the lease can be canceled at the option of DTAG. As of March 31, 2010, 2009 and 2008 the total financial obligations for cable ducts amounted to T€ 1,910,404, T€ 2,013,670 and T€ 2,116,935, respectively.

In the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, KDG had leasing expenses amounting to T€ 175,142, T€ 169,367 and T€ 167,890, respectively, including the majority of the expenses related to the SLAs.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Contingencies

On December 23, 2008 the collecting society GEMA filed arbitration proceedings against KDG GmbH and KDVS GmbH & Co. KG claiming information about the number of subscribers of the Pay-TV package Kabel Digital Home and claiming for damages due to an alleged copyright infringement from the launch date of the package until now. The Group believes that these claims are either unjustified since the content owners licensed any required rights to KDVS or are obliged to indemnify KDVS in case of an infringement of third party rights. The amount of the claim for damages has not yet been quantified. GEMA and the Group are currently negotiating bilaterally about a possible settlement. For this reason GEMA and the Group decided to defer the proceedings until August 2010.

General Risks

In the course of its business activities, the Group faces general economic risks due to relationships with customers, suppliers and employees. In addition, general risks exist regarding obligations under legal and tax authorities. Currently there are no proceedings related to these risks.

5.4 Related Parties

In accordance with IAS 24, persons or companies which are in control of or controlled by KDG must be disclosed, unless they are already included as consolidated companies in KDG’s consolidated financial statements. Control exists if a shareholder owns more than one half of the voting rights in KDG or, by virtue of an agreement, has the power to control the financial and operating policies of KDG’s management.

The disclosure requirements under IAS 24 also extend to transactions with associated companies as well as transactions with persons who have significant influence on KDG’s financial and operating policies, including close family members and intermediate entities. Significant influence is deemed to be exerted by persons holding an interest in KDG of 20 % or more, a seat on the management board or the supervisory board, or other key management positions.

The transactions of KDG Group with associated companies are all attributable to the ordinary activities of these respective entities.

The parent company of KDG GmbH is KDH AG. The latter companies’ major shareholder with a shareholding of more than 50 % is Cable Holding S.A. (“LuxCo”) which therefore has significant influence on KDG’s financial and operating policies. As a result, LuxCo has to be regarded as a related party under IAS 24. Since LuxCo is wholly owned by Cayman Cable which is itself majority owned by Providence, these entities are also related parties.

Related Party Transactions

The Group entities conducted the following transactions based on deliveries and services rendered with related parties in the fiscal years ended March 31, 2010, 2009 and 2008:

In April and May 2007, KDVS, as lender, entered into two loan agreements with the Cayman Cable as borrower. As of September 1, 2009, the two agreements were replaced by a new revolving loan agreement up to € 35 million with an interest rate of 12.0% per annum. Pursuant to a transfer agreement dated January 20, 2010, with the consent of KDVS, LuxCo replaced Cayman Cable as the borrower effective January 21, 2010. As of March 26, 2010, the principal amount outstanding under this loan agreement was € 25.8 million and the accrued interest was € 1.7 million. Principal and interest were completely repaid on that date.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

On September 1, 2009, KDVS as lender and LuxCo as borrower entered into a loan agreement about the aggregate amount of € 2.5 million Interest was payable at a rate of 12% per annum. As of March 26, 2010, the principal amount outstanding under this loan agreement was € 1.1 million and the accrued interest amounted to T€ 75. Principal and interest were completely repaid on that date.

As of the balance sheet date, there were no outstanding receivables or payables from sold or purchased goods and services between the above mentioned companies.

KDVS purchased goods and services from KDH AG of T€ 1,223 in the fiscal year ended March 31, 2010 and had outstanding payables due to KDH AG in the amount of T€ 1,455 as of March 31, 2010. These purchased goods and services primarily relate to advisory for financing. In the fiscal years ended March 31, 2009 and March 31, 2008 KDVS did not purchase goods and services from KDH AG.

KDG GmbH sold goods and services to KDH AG of T€ 30 in the fiscal year ended March 31, 2010 and had outstanding receivables due from KDH AG in the amount of T€ 36 as of March 31, 2010. These sold goods and services relate to management services performed by KDG GmbH to KDH AG. KDG GmbH purchased goods and services from KDH AG of T€ 585 in the fiscal year ended March 31, 2010 and had outstanding payables due to KDH AG in the amount of T€ 1,670 as of March 31, 2010. These purchased goods and services relate to advisory for financing and strategic services performed by KDH AG. Payables include additionally liabilities to VAT consolidation. In the fiscal years ended March 31, 2009 and March 31, 2008 KDG GmbH neither purchased nor sold goods and services from or to KDH AG.

KDVS sold goods and services to Kabelfernsehen Muenchen Servicenter GmbH & Co. KG of T€ 4,022, T€ 4,762 and T€ 5,846 in the fiscal years ended March 31, 2010, 2009 and 2008 and had no outstanding receivables due from Kabelfernsehen Muenchen Servicenter GmbH & Co. KG. These sold goods and services relate to signal delivery agreements with Kabelfernsehen Muenchen Servicenter GmbH & Co. KG in the ordinary course of business.

In the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, the Group expensed fees for consulting services of Providence in a total amount of T€ 300, T€ 300 and T€ 279, respectively.

Transactions with Members of the Management Board

The following information concerning the compensation of the members of the Management Board comprises the notes required by law under the German Commercial Code (HGB).

Management Board

As of March 31, 2010 the Management Board of KDG GmbH comprises four members.

In total, Management remuneration for performing services for KDG GmbH, its subsidiaries and the parent company KDH AG was T€ 6,360, T€ 3,128 and T€ 14,902 for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively. This includes total short-term employee benefits received (comprising annual fixed salaries, variable annual bonuses and various typical fringe benefits) of T€ 2,923, T€ 2,774 and T€ 3,594, as well as deferred pension benefits in the amount of T€ 306, T€ 228 and T€ 300 for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively. Additionally, KDG has recorded non-cash share-based benefit expenses (included in the abovementioned total amount) based on the Groups’ long-term Management Equity Participation Programs (MEP) operated by the Group’s parent company (Cayman Cable) due to changes in the measurement of the carrying amount of the underlying interests in the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008 in the amount of T€ 3,131, T€ 126 and T€ 3,451, respectively.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

The total compensation of the members of the Management Board for the fiscal year ended March 31, 2010 is comprised of different components: (i) an annual fixed salary paid out in equal monthly installments, (ii) deferred pension benefits, (iii) a variable annual bonus subject to the attainment of certain performance targets, (iv) various typical fringe benefits and, (v) non-cash share-based benefits based on the participation in the Groups’ long-term Management Equity Participation Programs (MEP) operated by the Group’s parent company Cayman Cable.

Together with a new compensation structure taking effect on 1 April 2010, KDG GmbH will introduce a new long-term, performance-based variable compensation component on the basis of a Long-Term Incentive Plan (“LTIP”). This new LTIP compensation component will comprise two stock-based elements—virtual performance shares and one-time grant of virtual stock options.

Members of the Management Board hold interests in Cayman Cable of 1.30% (prior year: 1.28%) originally issued under the MEP Interest Programs (for further details regarding share-based payments refer to note 5.5).

Former Members of Management and their surviving dependents

In the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively former managing directors of the Group and their surviving dependents received pension payments in a total amount of T€ 11 p.a. For the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008 pension liabilities in a total amount of T€ 116, T€ 121 and T€ 129, respectively were recorded.

Supervisory Board

For members of the Supervisory Board, remuneration in the amount of T€ 47, T€ 65 and T€ 48 has been expensed for the fiscal year ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

In addition, certain members of the Supervisory Board of KDG GmbH and entities connected with members of its supervisory board participated in the long-term Management Equity Participation Programs (MEP) operated by the Group’s ultimate parent company Cayman Cable. Based on these programs, they held interests in Cayman Cable of a total of approximately 0.06 % as of March 31, 2010 (prior year and as of March 31, 2008: 2.76%). In the fiscal year ended March 31, 2010, March 31, 2009 and March 31, 2008, the holders of those interests have received non-cash share-based payments due to changes in the carrying amount of the underlying interests in the amount of T€ 6,108, T€ 6 and T€ 9,270, respectively.

Other transactions with Members of the Management Board and the Supervisory Board

Some members of the Management Board obtained loans in the past from Cayman Cable (the parent company of KDH AG, which itself is the sole shareholder of KDG GmbH) in a total amount of T€ 2,160 (prior year: T€ 2,160, for the fiscal year ended March 31, 2008: T€ 2,160) with interest rates ranging from 5 % to 5.5 % p.a. Some of the loans have been repaid during the fiscal year ended March 31, 2010. Therefore, as of March 31, 2010 the principal amounts outstanding were T€ 808, interest payable for the fiscal year ended March 31, 2010 amounted to T€ 123 (prior year: T€ 118, for the fiscal year ended March 31, 2008: T€ 95).

A supervisory board member originally obtained separate loans in the amounts of T€ 70 and T€ 379 from Cayman Cable Holding L.P. During the fiscal year ended March 31, 2010 all loans were fully repaid and as of March 31, 2010 no loans were outstanding (prior year: T€ 135, as of March 31, 2008: T€ 128).

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

5.5 Share-based Payments

Management Equity Participation (MEP) Programs

As of March 31, 2010 there are still a number of interests in Cayman Cable outstanding. These interests were originally issued under the former MEP Interest Programs (MEP I and MEP IV). The three option programs (MEP II, MEP III and MEP V) as well as the option part of MEP IV were settled during the fiscal year ended March 31, 2010.

MEP I provided direct and indirect—via Kabel Management Beteiligungs-GbR—ownership in Cayman Cable, the parent company of LuxCo which is itself the main shareholder in KDH AG and therefore also in KDG GmbH. MEP II and III provided options in Cayman Cable interests. MEP IV was split into an interest program providing indirect—via Kabel Management Beteiligungs- (MEP IV) GbR—ownership in Cayman Cable and an option program providing options in Cayman Cable interests. MEP V also provided options in Cayman Cable interests. Certain employees (including senior executives) of the Group receive remuneration in the form of share-based payment transactions.

MEP Interest Programs

Certain members of KDG Management and the Supervisory Board hold direct interests in Cayman Cable directly as limited partners originally issued under the Direct Management Equity Participation Program I (“direct MEP I”) and certain members hold indirect interests through interests in Kabel Management Beteiligungs-GbR (originally issued under the Indirect Management Equity Participation Program I—“indirect MEP I”) or Kabel Management Beteiligungs- (MEP IV) GbR (originally issued under the Indirect Management Equity Participation Program IV—“indirect MEP IV”), both separate partnerships which are themselves a limited partner in Cayman Cable. The terms which apply to all those interests are substantially the same.

The members both of the direct MEP I and indirect MEP I were required to pay a capital contribution upon admission. The direct MEP I and the indirect MEP I members have financed up to 70 % of the members’ contributions with a loan from the Partnership. Interest accrues on such loans at a rate between 3.0 % and 5.5 % per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The members are entitled to proceeds resulting from the sale of shares in LuxCo by Cayman L.P. These proceeds were used primarily for repayment of the granted loans.

The members of the indirect MEP IV were also required to pay a capital contribution upon admission. The Partnership and the Kabel Management Beteiligungs- (MEP IV) GbR, respectively, have financed 80 % of the managers’ contributions with a loan from the Partnership. Interest accrues on such loan at a rate of 5.0 % per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The members are entitled to proceeds received by them in respect of their interests and have primarily used those proceeds to repay their loans.

During the fiscal year ended March 31, 2010, the MEP Interest Programs were partially settled by the sale of some of the interests granted under the different programs. Since those interests were sold for cash and KDG was not required to fund the acquisition, the liabilities related to these interests have been treated as a contribution when settled, resulting in an increase in capital reserve of T€ 54,508 (prior year: T€ 308, for the fiscal year ended March 31, 2008: T€ 8,789).

Number of interests granted

As of March 31, 2010, MEP participants hold direct interests of 1.13 % in Cayman Cable (prior year and as of March 31, 2008: 3.74%) originally issued under MEP I. The total consideration paid for these interests

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

amounts to T€ 1,007 (prior year and as of March 31, 2008: T€ 13,957). Furthermore, MEP participants hold indirect interests originally issued under the indirect MEP I and MEP IV of 0.92 % in Cayman Cable via Kabel Management Beteiligungs GbR and Kabel Management Beteiligungs- (MEP IV) GbR (prior year: 0.89%, as of March 31, 2008: 0.98%) for which a total consideration of T€ 6,037 (prior year: T€ 6,037, as of March 31, 2008: T€ 6,801) has been paid.

Measurement

The fair value of the interests in Cayman Cable outstanding at March 31, 2010 amounted to T€ 23,288 (prior year: T€ 67,878, as of March 31, 2008: T€ 69,164).

For all interests remaining from the former MEP Interest Programs, the carrying amount of the repurchase obligation related to these interests at each balance sheet date is measured based on estimated fair value. During the fiscal year ended March 31, 2010 the general partner agreed to a complete vesting of all unvested interest as of this date. Therefore, all interests outstanding as of March 31, 2010 have vested representing a total liability of T€ 23,288 (prior year: T€ 67,550, as of March 31, 2008: T€ 68,467). The liability was recorded in other liabilities. Included in these amounts is the contribution made by the members holding interests in Cayman Cable since such contributions are a liability in case of the sale of the interests. Due to changes in the fair value of the interests and due to additional vesting, the Group recognized an increase in expenses and an increase in other liabilities for the fiscal year ended March 31, 2010 in the amount of T€ 12,740 for MEP Interest Programs (prior year: T€ 287, for the fiscal year ended March 31, 2008: T€ 14,651).

MEP Option Programs

Until the fiscal year ended March 31, 2010, KDG additionally had three different option programs (MEP II, MEP III and MEP V) as well as the option part of MEP IV in place that differed in the exercise price as well as the grant date only. Under these programs, the participants were granted options on interests in the Cayman Cable.

These option programs have been settled in the fiscal year ended March 31, 2010 and no longer exist.

Method and extent of exercise

Under the terms and conditions of the different option programs, the options became immediately vested and exercisable upon any of the following events:

•	the date of completion of the sale, or disposal in any other manner, of all or substantially all of the business and assets of the Cayman Cable and its subsidiaries (Group) to a third party purchaser;

•	the effective date of a Flotation whereby Flotation means any underwritten public offering of the shares of a holding undertaking of Group Companies; or

•	the date of an Approved Offer whereby Approved Offer means an offer to acquire all of the issued limited partnership interests in the Partnership,

after which they will lapse if unexercised.

In addition, the general partner of Cayman Cable may have, at its absolute discretion, allowed options to become exercisable, in whole or in part, prior to an exit event if any other transaction would have occurred which would have materially affected the value of the options. During the fiscal year ended March 31, 2010 the general partner of Cayman Cable L.P. has made use of the possibility to allow options to become exercisable in whole.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

The general partner may have decided that, instead of procuring the issue or transfer of interests in Cayman Cable (“LP interests”) on exercise of an option that it will:

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

Any other transfer of options has been restricted to certain limited options (e.g. ceasing employment). Any transfer of an option otherwise than permitted in this program would have caused the option to lapse.

Measurement

The measurement of the fair value at grant date and each consecutive reporting period has been based on the Black-Scholes option pricing model. The main parameters of this model are the estimated fair value of the interests, expected volatility of the values of the interests, the estimated term of the options and the risk free interest rate on grant date (based on the estimated average life of the options of six years). The grant of the options was not dependent on market conditions, whereby expected future distributions have been included in the calculation.

The volatility was estimated at 25 % by benchmarking historical volatilities of listed international cable companies that are comparable regarding the parameters that typically influence the volatility.

MEP II and III

The strike prices have been € 1.17 for MEP II, € 4.53 for MEP III and € 0.83 for some options under MEP III granted in March 2006.

	Number of options
Grant date	March 31, 2009	Granted	Called	Exercised	March 31, 2010	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
October 1, 2004	161,962	0	0	161,962	0	3.33	3,689	8,085	0
MEP II
January 1, 2005	62,985	0	0	62,985	0	2.99	1,222	2,079	0
MEP III
June 1, 2005	149,964	0	0	149,964	0	2.58	852	1,437	0
MEP III
March 31, 2006	59,986	0	0	59,986	0	3.59	379	420	0
MEP III

	434,897	0	0	434,897	0

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

	Number of options
Grant date	March 31, 2008	Granted	Called	Exercised	March 31, 2009	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
October 1, 2004	161,962	0	0	0	161,962	3.33	3,689	8,085	2,186
MEP II
January 1, 2005	62,985	0	0	0	62,985	2.99	1,222	2,079	640
MEP III
June 1, 2005	149,964	0	0	0	149,964	2.58	852	1,437	1,530
MEP III
March 31, 2006	59,986	0	0	0	59,986	3.59	379	420	831
MEP III

	434,897	0	0	0	434,897

	Number of options
Grant date	March 31, 2007	Granted	Called	Exercised	March 31, 2008	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
October 1, 2004	161,962	0	0	0	161,962	3.33	3,689	8,085	2,195
MEP II
January 1, 2005	62,985	0	0	0	62,985	2.99	1,222	2,079	656
MEP III
June 1, 2005	149,964	0	0	0	149,964	2.58	852	1,437	1,570
MEP III
March 31, 2006	59,986	0	0	0	59,986	3.59	379	420	834
MEP III
May 22, 2006	300,000	0	0	300,000	0	3.88	546	2,103
MEP III

	734,897	0	0	300,000	434,897

For MEP II and III the Group recognized compensation expense and a corresponding increase in other liabilities in the amount of T€ 781 in the fiscal year ended March 31, 2010 due to changes in the option value, of which the entire amount has vested (prior year: decrease in the amount of T€ 26, for the fiscal year ended March 31, 2008: increase in the amount of T€ 1,940). All options outstanding under MEP II and III as of March 31, 2009 have been exercised during the fiscal year ended March 31, 2010. The weighted average partnership interest price at the date of exercise was € 16.89. The general partner of Cayman Cable has decided to pay to the option holders a cash amount equal to the difference between the market value of the LP interests which would otherwise have been issued or transferred and the exercise price for those LP interests after deduction of any applicable taxes. Since Cayman Cable has not required KDG to fund the cash amount paid, the liabilities related to these options have been treated as a contribution from the Cayman Cable when exercised, resulting in an increase in capital reserve of T€ 6,008 (prior year: T€ 0, for the fiscal year ended March 31, 2008: increase of T€ 1,423).

The net book value of the liability relating to MEP II and III as of March 31, 2010 therefore amounts to T€ 0 (prior year: T€ 5,187, as of March 31, 2008: T€ 5,252).

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

MEP IV Option Program

The strike price for options under MEP IV has been € 12.00.

	Number of options
Grant date	March 31, 2009	Granted	Called	Exercised	March 31, 2010	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
March 29, 2007	2,013,654	0	0	2,013,654	0	4.00	7,165	24,447	0
MEP IV Option Program

	Number of options
Grant date	March 31, 2008	Granted	Called	Exercised	March 31, 2009	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
March 29, 2007	2,037,738	0	24,084	0	2,013,654	4.00	7,165	24,447	8,477
MEP IV Option Program

	Number of options
Grant date	March 31, 2007	Granted	Called	Exercised	March 31, 2008	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
March 29, 2007	0	2,085,908	48,170	0	2,037,738	4.00	7,165	24,447	10,509
MEP IV Option Program

For the MEP IV Option Program the Group recognized compensation expense in the amount of T€ 1,840 in the fiscal year ended March 31, 2010 due to changes in the option value of which the entire amount has vested (prior year: T€ 1,238, for the fiscal year ended March 31, 2008: increase in the amount of T€ 5,514). All options outstanding under MEP IV as of March 31, 2009 have been exercised during the fiscal year ended March 31, 2010. The weighted average partnership interest price at the date of exercise was € 16.89. The general partner of Cayman Cable has decided to pay to the option holders a cash amount equal to the difference between the market value of the LP interests which would otherwise have been issued or transferred and the exercise price for those LP interests after deduction of any applicable taxes. Since Cayman Cable has not required KDG to fund the cash amount paid, the liabilities related to these options have been treated as a contribution from the Cayman Cable when exercised, resulting in an increase in capital reserve of T€ 8,551 (prior year and for the fiscal year ended March 31, 2008: T€ 0).

The net book value of the liability relating to the MEP IV Option Program as of March 31, 2010 therefore amounts to T€ 0 (prior year: T€ 6,711, as of March 31, 2008: T€ 5,473).

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

MEP V

The strike price for options under MEP V has been € 14.66.

	Number of options
Grant date	March 31, 2009	Granted	Called	Exercised	March 31, 2010	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
December 3, 2007	481,688	0	72,254	409,434	0	3.90	2,127	7,062	0
MEP V

January 23, 2009	204,000	0	0	204,000	0	2.57	815	2,991	0
MEP V

	685,688	0	72,254	613,434	0

	Number of options
Grant date	March 31, 2008	Granted	Called	Exercised	March 31, 2009	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
December 3, 2007	481,688	0	0	0	481,688	3.90	2,127	7,062	1,555
MEP V

January 23, 2009	0	204,000	0	0	204,000	2.57	815	2,991	781
MEP V

	481,688	204,000	0	0	685,688

	Number of options
Grant date	March 31, 2007	Granted	Called	Exercised	March 31, 2008	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
December 3, 2007	0	481,688	0	0	481,688	3.90	2,127	7,062	2,014
MEP V

For MEP V the Group recognized compensation expense and a corresponding increase in other liabilities in the amount of T€ 308 in fiscal year ended March 31, 2010 due to changes in the option value of which the entire amount has vested (prior year: T€ 564, for the fiscal year ended March 31, 2008: T€ 524). All options outstanding under MEP V as of March 31, 2009 have been exercised during the fiscal year ended March 31, 2010. The weighted average partnership interest price at the date of exercise was € 16.89. The general partner of Cayman Cable has decided to pay to the option holders a cash amount equal to the difference between the market value of the LP interests which would otherwise have been issued or transferred and the exercise price for those LP interests after deduction of any applicable taxes. Since Cayman Cable has not required KDG to fund the cash amount paid, the liabilities related to these options have been treated as a contribution from the Cayman Cable when exercised, resulting in an increase in capital reserve of T€ 1,396 (prior year and for the fiscal year ended March 31, 2008: T€ 0).

The net book value of the liability relating to the MEP V Option Program at March 31, 2010 amounts to T€ 0 (prior year: T€ 1,088, as of March 31, 2008: T€ 524).

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

5.6 Financial Instruments

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

Of KDG’s financial instruments, only the Senior Notes bear fixed interest and a fair value interest rate risk, whereas the bank loans bear variable interests and cash flow interest rate risks.

The Group has incurred debt that is denominated in US Dollars and Euros, primarily via bond issues and bank borrowings. The total notional amount of debt denominated in US Dollar is TUS $ 610,000 as of March 31, 2010, March 31, 2009 and March 31, 2008. As a result, KDG is exposed to risks from changes in interest rates and exchange rates.

Risks are initially hedged by way of naturally closed positions in which the values or the cash flows of primary financial instruments are matched in terms of maturity and amounts. Any residual risks are mitigated by way of conventional derivative financial instruments, if deemed necessary.

As of the balance sheet date, derivative financial instruments consisted of the following (notional amounts):

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Currency Swaps
Within one year	0	505,553	0
One to five years	505,553	505,553	505,553
More than 5 years	0	0	0

Total nominal volume	505,553	1,011,106	505,553

The nominal volume is the sum total of all purchase and sale amounts of the currency derivatives. The nominal amounts are equal to the volume of the hedged items.

Currency Swaps

KDG issued TUS $ 610,000 of 10.625 % Senior Notes on July 2, 2004. Interest payment dates are semi-annual each January 1 and July 1, commencing in January 2005. Interest accrues from the issue date of the notes on July 2, 2004.

KDG originally entered into a derivative agreement swapping 100 % of the US Dollar denominated principal and interest payments into Euro denominated principal and interest payments at a fixed rate over five consecutive years with various banks. The agreed exchange rate is US $ 1.2066 for each Euro. The weighted average Euro fixed rate was 10.2046 % and these cross currency swaps matured on July 1, 2009.

However, KDG successfully negotiated new swap agreements which effectively prolonged the original currency hedges by two years until July 2011. By March 31, 2010 100 % of the US Dollar denominated principal and interest payments with respect to the Group’s 2014 Senior Notes were swapped into Euro at the same rate of US $ 1.2066 for each Euro. The new swap agreements run from July 2009 until July 2011 with a weighted average Euro fixed rate of 11.1695%.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

As of March 31, 2010 the existing currency swaps have been accounted at fair value through profit or loss. Accordingly the changes in fair value for the new swaps and the currency translation of the US-Dollar Tranche of the Senior Notes in accordance with IAS 21 have been recognized through profit or loss. The original currency swaps that matured on July 1, 2009 were accounted for using cash flow hedge accounting. Changes in the fair value of the currency swaps were recognized directly in equity under cash flow hedge reserve. The accumulated amount is released to profit or loss insofar as the hedged transaction was ineffective or affected profit or loss of the year.

Interest Rate Swaps and Caps

Approximately T€ 1,037,500 borrowed under the Group’s initial senior loan facility in 2003 was used to fund the acquisition of the cable television business. The interest rate volatility related to these outstanding loans was mitigated with a combination of interest rate swaps and caps at the time the bank loans were incurred. The loans were extended by the lending banks subject to the condition that the Group would enter into appropriate interest rate swaps and interest caps.

With the interest rate swaps, the variable interest rates (EURIBOR) on the Group’s bank loans were effectively exchanged for a fixed interest rate of 3.705 % per annum. KDG initially entered into interest rate swaps with a notional amount of T€ 778,125 which was amortized until June 2009. These swaps entitled KDG to receive a payment from the counterparty if the variable market interest rate exceeds the fixed interest rate, and obliged KDG to make a payment to the counterparty if the fixed interest rate exceeds the variable market interest rate. These types of agreements have been entered into to effectively convert the interest rates on a portion of KDG’s long-term liabilities to banks from variable to fix. KDG also purchased interest rate caps with a cap level of 4.2 % per annum with a notional amount of T€ 259,375 which was amortized until June 2009. These caps entitled KDG to receive a payment from the counterparty equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

In September 2004, the aforementioned interest rate swaps and caps had been restructured. Originally, these derivatives had a maturity until 2015 and the effective interest rate on the swaps was 4.0495%.

As of April 30, 2008 the Group entered into an additional floating to fix interest rate swap. This swap with a fixed rate of 4.41 % per annum and a notional amount of T€ 250,000 had a one year duration until April 30, 2009.

Since July 2009 KDG has no interest hedging instruments in place. Interest rates swaps had a notional amount of T€ 629,568 and T€ 455,528 in the fiscal year ended March 31, 2009 and March 31, 2008, respectively. Interest rate caps had a notional amount of T€ 126,523 and T€ 151,843 in the fiscal year ended March 31, 2009 and March 31, 2008, respectively.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. It arises principally from receivables of customers. The exposure to credit risk is influenced primarily by the individual characteristics of each customer. The maximum exposure to credit risk amounts to T€ 87,955.

For all payments underlying the financial instruments, collateral like guarantees must be requested, credit ratings/references obtained and a track record of prior business relations used in order to minimize the credit risk

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

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

Interest Rate Risk

Of KDG’s financial liabilities, only the Senior Notes bear fixed interest and a fair value interest rate risk, whereas the bank loans bear cash flow interest rate risks linked to EURIBOR. Until June 2009 KDG’s interest payment risk was mitigated by the derivatives described.

Liquidity risk

Liquidity risk represents the risk that liquidity reserves will prove to be insufficient to meet financial obligations in a timely manner. In order to ensure liquidity the Group has unused Senior Credit Facilities and other lines of credit amounting to T€ 325,000, T€ 325,000 and T€ 909,000 at March 31, 2010, March 31, 2009 and March 31, 2008, respectively. Future cash outflows arising from financial liabilities that are recognized in the Consolidated Balance Sheet are presented in the following table. This includes payments to settle the liabilities and interest payments as well as cash outflows from cash settled derivatives with a negative market value. Financial liabilities that are repayable on demand are included on the basis of the earliest date of repayment. Cash flows for variable interest liabilities are determined with reference to the market conditions at the balance sheet date.

March 31, 2010	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
	T€	T€	T€	T€	T€
Senior Notes	83,343	166,686	859,731	0	1,109,760
Financial liabilities	77,635	417,071	1,542,059	0	2,036,765
Trade payables	236,022	0	0	0	236,022
Finance lease liabilities	10,665	10,851	0	0	21,516
Other financial liabilities	21,182	0	0	0	21,182
Derivative financial liabilities	8,558	57,647	0	0	66,205

Total	437,405	652,255	2,401,790	0	3,491,450

March 31, 2009	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
	T€	T€	T€	T€	T€
Senior Notes	78,465	156,930	156,930	794,785	1,187,110
Financial liabilities	57,208	1,318,497	572,753	0	1,948,458
Trade payables	260,778	0	0	0	260,778
Finance lease liabilities	10,665	20,980	537	0	32,182
Other financial liabilities	18,507	0	0	0	18,507
Derivative financial liabilities	5,391	58,849	0	0	64,240

Total	431,014	1,555,256	730,220	794,785	3,511,275

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

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

Capital management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating to reduce risks from its highly leveraged financing structure. KDG keeps in close contact with its lenders and rating agencies in order to be as transparent as possible for the investors. The Group is constantly in discussions with banks and other financial experts to monitor capital markets conditions and to find ways to optimize KDG’s capital structure.

The Group’s ability to make payments and to refinance its debt, as well as to fund future operations and capital expenditures, will depend on future operating performance and the ability to generate sufficient cash. Accordingly the Group manages its capital structure and makes adjustments to it in light of changes in economic conditions.

Carrying amounts of Financial Instruments

The following table presents the carrying amounts of financial instruments according to categories of IAS 39:

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Financial assets at fair value through profit or loss	0	0	4,239
Loans and Receivables	358,633	187,107	148,956

	358,633	187,107	153,195

Financial liabilities at fair value through profit or loss	61,190	18,848	0
Financial liabilities measured at amortized cost	2,600,850	2,649,188	2,163,259

	2,662,040	2,668,036	2,163,259

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

The following table shows net gains or losses of financial instruments according to categories of IAS 39 recognized in the Consolidated Statement of Income:

	Fiscal Year Ended March 31,
	2010	2009	2008
	(in T€)
Financial assets and liabilities at fair value through profit or loss	(51,686)	(7,069)	(1,175)
Loans and Receivables	(19,116)	(9,011)	(27,964)
Available-for-Sale financial assets	0	394	2,337
Financial liabilities measured at amortized cost	53,902	(79,529)	72,244

	(16,900)	(95,215)	45,442

Net gains or losses on financial assets and liabilities at fair value through profit or loss include the effects from the fair value measurement of the derivatives that are not part of a hedge accounting relationship.

Net gains and losses on loans and receivables comprise primarily impairment losses and reversals.

Net gains or losses of Available-for-Sale financial assets result from the sale of interests in other companies.

Net gains and losses on financial liabilities measured at amortized cost include effects from foreign currency translation and from early settlement.

Net gains and losses on financial liabilities measured at amortized cost include effects from foreign currency translation from the Senior Notes denominated in US Dollar which was accounted for under hedge accounting provisions until June 30, 2009. The effects were completely compensated through the Cross Currency swaps that matured on July 1, 2009.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Fair Values of Financial Instruments

The following table presents the carrying amounts and fair values of financial assets and liabilities included in each balance sheet item.

		March 31, 2010		March 31, 2009		March 31, 2008
	Category according to IAS 39	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		T€		T€		T€
Financial assets measured at cost or amortized cost
Cash and Cash Equivalents	LaR	267,672	267,672	51,922	51,922	15,463	15,463
Trade Receivables	LaR	87,955	87,955	106,579	106,579	130,878	130,878
Receivables from Shareholders	LaR	36	36	0	0	0	0
Receivables from Affiliates	LaR	0	0	834	834	922	922
Receivables from Associates	LaR	0	0	0	0	31	31
Other Current financial assets	LaR	2,970	2,970	27,772	27,772	1,662	1,662

Financial assets measured at fair value
Derivatives without a hedging relationship	FAHfT	0	0	0	0	4,239	4,239

Financial liabilities measured at cost or amortized cost
Current Financial Liabilities	FLAC	23,084	23,084	39,522	39,522	25,674	25,674
Trade payables	FLAC	236,022	236,022	260,778	260,778	218,293	218,293
Liabilities to Associates	FLAC	0	0	0	0	323	323
Other Current financial Liabilities
Other financial liabilities	FLAC	21,182	21,182	18,507	18,507	3,140	3,140
Finance lease liabilities	n/a	9,535	9,629	8,858	8,858	8,228	8,228
Senior Notes	FLAC	677,562	739,646	680,130	709,620	603,840	624,996
Senior Credit Facility	FLAC	1,643,000	1,643,000	1,650,251	1,650,251	1,191,404	1,191,404
Other non-current Liabilities
Finance lease liabilities	n/a	10,444	10,478	19,978	19,886	28,836	28,744

Financial liabilities measured at fair value
Non-current Financial Liabilities
Derivatives without a hedging relationship	FLHfT	61,190	61,190	18,848	18,848	0	0
Derivatives with a hedging relationship	n/a	0	0	47,975	47,975	120,585	120,585

The terms have the following respective meanings:

“LaR” refers to Loans and Receivables

“FAHfT” refers to Financial Assets Held for Trading

“FLAC” refers to Financial Liabilities Measured at Amortized Cost

“FLHfT” refers to Financial Liabilities Held for Trading

The carrying amounts of the Group’s cash and cash equivalents, trade receivables and payables, short-term loans, as well as other current liabilities, in view of their short terms as of March 31, 2010, 2009 and 2008, are effectively equal to their fair values as they have interest rates based on variable interest rates that change in line with the market. Using a discounted cash flow analysis based on the current lending rate for an identical loan

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

term, the fair value of the Group’s long-term, fixed-rate liabilities is estimated as the net present value of future payments, using yield curves obtained by banks and money market observations. Due to the complexity inherent in such an estimate, the estimate may not necessarily reflect actual market values. Different market assessments or procedures may therefore significantly influence the fair value estimate.

The fair value of the Euro denominated portion of the Senior Notes as of March 31, 2010 amounts to approximately T€ 262,200 (104.88 % of nominal value). The fair value of the US Dollar denominated portion of the Senior Notes amounts to approximately T€ 477,446 (105.50 % of nominal value). These values are determined by reference to published price quotations. With respect to the carrying amounts of the financial assets and liabilities please refer to the respective sections in the Notes.

The fair values of the derivative financial instruments as of the balance sheet date have been estimated as net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). They are as follows:

Instrument	Notional amount March 31, 2010	Fair value March 31, 2010	Recognized in statement of income April 1, 2009 – March 31, 2010	Recognized in equity April 1, 2009 – March 31, 2010
	T€	T€	T€	T€
Interest rate swap	0	0	2,830	0
Currency swap	505,553	(61,190)	(50,845)	0

Total	505,553	(61,190)	(48,015)	0

Deferred Taxes	0	0	0	12

Total	505,553	(61,190)	(48,015)	12

Instrument	Notional amount March 31, 2009	Fair value March 31, 2009	Recognized in statement of income April 1, 2008 – March 31, 2009	Recognized in equity April 1, 2008 – March 31, 2009
	T€	T€	T€	T€
Interest rate swap	629,568	(2,830)	(6,455)	0
Interest rate cap	126,523	0	(614)	0
Currency swap	1,011,106	(54,916)	(79,529)	1,906

Total	1,767,197	(57,746)	(86,598)	1,906

Deferred Taxes	0	0	0	(559)

Total	1,767,197	(57,746)	(86,598)	1,347

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Instrument	Notional amount March 31, 2008	Fair value March 31, 2008	Recognized in statement of income April 1, 2007 – March 31, 2008	Recognized in equity April 1, 2007 – March 31, 2008
	T€	T€	T€	T€
Interest rate swap	455,528	3,625	(1,358)	0
Interest rate cap	151,843	614	183	0
Currency swap	505,553	(120,585)	72,244	12,184

Total	1,112,924	(116,346)	71,069	12,184

Deferred Taxes	0	0	0	(4,602)

Total	1,112,924	(116,346)	71,069	7,582

Amounts that have been recognized in equity due to an active hedge relationship and now have to be recognized in income due to the expiration of the hedge relationship relate to currency swaps that are part of cash flow hedge accounting. These are included in interest expense or interest income, respectively.

Sensitivity analysis

KDG prepares sensitivity analysis that shows how net income and equity would have been affected by changes in the relevant market risk variables that were reasonably possible at the balance sheet date.

Foreign currency risks result from the US Dollar denominated Senior Notes as described in Note 3.11. Future cash flows for the repayment of the principal and interest payments are fully hedged with derivative instruments through to July 2011. A 1 % increase (decrease) in the USD/EUR exchange rate subsequently to that would result in an incremental increased (decreased) notional amount to be repaid in 2014 of approximately T€ 5,100. Further a 1 % increase (decrease) in the USD/EUR exchange rate would result in an incremental increased (decreased) annual interest payment of approximately T€ 540 after expiry of the currency hedge in 2011.

Interest rate risks result from the variable interest rates (EURIBOR) on KDG’s bank loans (Senior Credit Facility). The negative/positive effect on net income and equity for a 100 basis point parallel increase/decrease of the interest curve would be T€ 16,850. The effect of interest rate changes on interest expense for bank loans with variable interest rates is calculated based on the risk exposure at the balance sheet date. Excluded from the analysis is the fixed rate Senior Note that is measured at amortized cost so that changes in interest rates do not affect net income. In determining the sensitivity concerning interest rate risks the fair values for interest rate swaps and caps were calculated based on the hypothetical market interest rates with the resulting effects on net income and equity for March 31, 2010, March 31, 2009 and March 31, 2008. Under this approach and assuming constant foreign exchange rates the interest rate sensitivity is as follows.

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

in T€	Effect on net income and equity
	Parallel increase of the interest curve of 100 basis points	Parallel decrease of the interest curve of 100 basis points
March 31, 2010
Bank loans with variable interest rate	(16,850)	16,850

	(16,850)	16,850

March 31, 2009
Bank loans with variable interest rate	(16,850)	16,850
Derivative financial instruments	4	(4)

	(16,846)	16,846

March 31, 2008
Bank loans with variable interest rate	(12,100)	12,100
Derivative financial instruments	3,523	(3,851)

	(8,577)	8,249

5.7 Important Group Companies

		Registered Office	Share-Holding in %
Fully consolidated companies (IFRS 3)

1	Kabel Deutschland GmbH	Unterfoehring
2	Kabel Deutschland Verwaltungs GmbH	Unterfoehring	100.00
3	Kabel Deutschland Vertrieb und Service GmbH & Co. KG1)	Unterfoehring	100.00
4	Kabel Deutschland Breitband Services GmbH	Unterfoehring	100.00
5	TKS Telepost Kabel-Service Kaiserslautern Beteiligungs-GmbH	Kaiserslautern	100.00
6	TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG1)	Kaiserslautern	100.00
7	Urbana Teleunion Rostock GmbH & Co. KG1)	Rostock	70.00
8	Verwaltung Urbana Teleunion Rostock GmbH	Rostock	50.00
9	KABELCOM Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Braunschweig	99.58
10	KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung	Wolfsburg	97.65
11	Kabel Deutschland Stralsund GmbH	Unterfoehring	100.00

1)	The Company applies Section 264b HGB and therefore is released from the preparation, audit and publication of the statutory financial statements as of March 31, 2010 for Kabel Deutschland Vertrieb und Service GmbH & Co. KG, TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG and Urbana Teleunion Rostock GmbH & Co. KG.

		Registered Office	Share-Holding in %
Companies consolidated at equity (IAS 28)

12	Kabelfernsehen München Servicenter Gesellschaft mit beschränkter Haftung - Beteiligungsgesellschaft	Munich	24.00
13	Kabelfernsehen München Servicenter GmbH & Co. KG	Munich	30.22

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

5.8 Particular Events after the Balance Sheet Date

Based on a resolution of the Management Board published on April 15, 2010 and due to a lack of statutory necessity for a supervisory board, the Supervisory Board of KDG GmbH has been dissolved as of May 15, 2010.

5.9 Management and Supervisory Board

Management

Name	Position
Dr. Adrian v. Hammerstein	Chairman of the Management Board Chief Executive Officer

Paul Thomason	Chief Financial Officer

Dr. Manuel Cubero del Castillo-Olivares	Chief Operating Officer

Erik Adams	Chief Marketing Officer since April 1, 2009

Supervisory Board

Representatives of the Shareholders:

Name	Position
Prof. Dr. Heinz Riesenhuber	Chairman of the Supervisory Board Management Consultant

Tony Ball	Supervisory Board Member of several firms within the telecommunications and media branch

John Carl Hahn	Managing director of Providence Equity Partner LLP

Biswajit Subramanian	Managing director of Providence Equity Advisors India Private Ltd.

Robert Sudo	Vice president of Providence Equity Partner LLP
Director of Comhem

Torsten Winkler	External Advisor

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Employee Representatives:

Name	Position
Sibylle Spoo	Secretary of Workers Union (Gewerkschaftssekretärin) Vice Chairman of the Board until April 30, 2010

Petra Hesse	Chairman of Workers Council for Region Lower Saxony/ Bremen (Betriebsratsvorsitzende der Region Niedersachsen / Bremen)

Toni Krüger	Engineering Employee (Technischer Angestellter) until March 31, 2010

Norbert Michalik	Executive Employee (leitender Angestellter)

Joachim Pütz	Secretary of Workers Union (Gewerkschaftssekretär)

Rita Billmann	Chairman of Workers Council for Customer Service Center (Betriebsratsvorsitzende Kundenservice Center) until March 31, 2010

Susanne Aichinger	Chairman of Workers Council for Region Bavaria (Betriebsratsvorsitzende der Region Bayern), since May 1, 2010

Ronald Hofschläger	Chairman of the Group’s Workers Council (Konzernbetriebsratsvorsitzender), since May 1, 2010

Petra Ganser	Secretary of Workers Union (Gewerkschaftssekretärin) since May 1, 2010

5.10 Other Mandatory Disclosures According to German Commercial Code

Auditor’s remuneration

During the fiscal year ended March 31, 2010, the Group’s Auditor received the following total fees:

• Audit services:	T€1,053

• Audit-related services:	T€49

• Tax services:	T€234

• Other services	T€3,497

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

5.11 Authorization of Financial Statements

The consolidated financial statements were released for publication on July 20, 2010 (date of management authorization for issue to the supervisory board).

Unterfoehring, July 20, 2010

Kabel Deutschland GmbH

Dr. Adrian v. Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer

Dr. Manuel Cubero del Castillo-Olivares	Erik Adams
Chief Operating Officer	Chief Marketing Officer

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Kabel Deutschland GmbH, Unterfoehring

Appendix 1 to the notes

	Analysis of Fixed Assets for Period from April 1, 2009 to March 31, 2010
	Acquisition and production costs
	April 1, 2009	Acquisitions	Additions	Disposals	Reclassifi- cations	March 31, 2010
	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	292,908,585.40	0.00	55,158,096.84	0.00	2,228,214.10	350,294,896.34
2. Internally generated software	20,236,892.14	0.00	5,063,169.72	0.00	0.00	25,300,061.86
3. Customer List	963,149,647.90	0.00	279,606.50	1,561,653.57	0.00	961,867,600.83
4. Goodwill	335,336,893.95	(48,063,348.00)	0.00	0.00	0.00	287,273,545.95
5. Prepayments	14,840,069.09	0.00	18,194,582.46	0.00	(1,985,524.08)	31,049,127.47

	1,626,472,088.48	(48,063,348.00)	78,695,455.52	1,561,653.57	242,690.02	1,655,785,232.45

II. Property and equipment
1. Buildings on non-owned land	17,360,353.77	0.00	3,160,339.45	3,108.02	2,014,082.85	22,531,668.05
2. Technical equipment	2,174,944,020.95	0.00	214,898,309.92	6,973,316.97	39,529,859.04	2,422,398,872.94
3. Other equipment, furniture and fixtures	87,168,018.15	0.00	5,505,987.14	13,312,074.78	(1,137,157.84)	78,224,772.67
4. Construction in progress	50,142,825.84	0.00	24,918,821.98	52,532.06	(40,649,474.07)	34,359,641.69

	2,329,615,218.71	0.00	248,483,458.49	20,341,031.83	(242,690.02)	2,557,514,955.35

III. Financial Assets
1. Equity investments in Associates	1,800,909.08	0.00	0.00	0.00	0.00	1,800,909.08

	1,800,909.08	0.00	0.00	0.00	0.00	1,800,909.08

	3,957,888,216.27	(48,063,348.00)	327,178,914.01	21,902,685.40	0.00	4,215,101,096.88

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Kabel Deutschland GmbH, Unterfoehring

Appendix 1 to the notes—(Continued)

	Analysis of Fixed Assets for Period from April 1, 2009 to March 31, 2010
	Accumulated depreciation and amortization						Net book value
	April 1, 2009	Additions	Disposals	Reclassifi- cation	Change in at- equity investments	March 31, 2010	March 31, 2010
	€	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	180,773,305.41	67,462,312.57	0.00	0.00	0.00	248,235,617.98	102,059,278.36
2. Internally generated software	11,696,325.61	3,180,729.98	0.00	0.00	0.00	14,877,055.59	10,423,006.27
3. Customer List	530,048,212.02	113,573,581.67	263,680.07	0.00	0.00	643,358,113.62	318,509,487.21
4. Goodwill	0.00	0.00	0.00	0.00	0.00	0.00	287,273,545.95
5. Prepayments	0.00	0.00	0.00	0.00	0.00	0.00	31,049,127.47

	722,517,843.04	184,216,624.22	263,680.07	0.00	0.00	906,470,787.19	749,314,445.26

II. Property and equipment
1. Buildings on non-owned land	5,419,310.92	2,585,906.03	1,686.50	4,093.18	0.00	8,007,623.63	14,524,044.42
2. Technical equipment	1,057,877,304.43	252,276,942.07	4,392,006.73	559,250.97	0.00	1,306,321,490.74	1,116,077,382.20
3. Other equipment, furniture and fixtures	52,263,300.35	11,086,034.88	12,765,913.82	(563,344.15)	0.00	50,020,077.26	28,204,695.41
4. Construction in progress	0.00	0.00	0.00	0.00	0.00	0.00	34,359,641.69

	1,115,559,915.70	265,948,882.98	17,159,607.05	0.00	0.00	1,364,349,191.63	1,193,165,763.72

III. Financial Assets
1. Equity investments in Associates	(3,829,169.96)	0.00	0.00	0.00	(3,392,213.34)	(7,221,383.30)	9,022,292.38

	(3,829,169.96)	0.00	0.00	0.00	(3,392,213.34)	(7,221,383.30)	9,022,292.38

	1,834,248,588.78	450,165,507.20	17,423,287.12	0.00	(3,392,213.34)	2,263,598,595.52	1,951,502,501.36

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Kabel Deutschland GmbH, Unterfoehring

Appendix 2 to the notes

	Analysis of Fixed Assets for Period from April 1, 2008 to March 31, 2009
	Acquisition and production costs
	April 1, 2008	Acquisitions	Additions	Disposals		Reclassifi- cations	March 31, 2009
	€	€	€	€		€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	214,786,136.69	1,666,155.97	68,154,753.45	0.00		8,301,539.29	292,908,585.40
2. Internally generated software	16,365,133.15	0.00	3,871,758.99	0.00		0.00	20,236,892.14
3. Customer List	736,463,043.35	226,705,555.49	0.00	18,950.94		0.00	963,149,647.90
4. Goodwill	0.00	330,730,172.33	0.00	0.00		4,606,721.62	335,336,893.95
5. Prepayments	8,055,054.13	0.00	13,258,466.54	0.00		(6,473,451.58)	14,840,069.09

	975,669,367.32	559,101,883.79	85,284,978.98	18,950.94		6,434,809.33	1,626,472,088.48

II. Property and equipment
1. Buildings on non-owned land	12,887,738.70	73,321.55	2,484,214.16	0.00		1,915,079.36	17,360,353.77
2. Technical equipment	1,837,617,142.28	65,130,891.27	235,110,110.32	5,221,866.20		42,307,743.28	2,174,944,020.95
3. Other equipment, furniture and fixtures	70,499,598.12	462,497.21	14,193,076.20	2,041,062.78		4,053,909.40	87,168,018.15
4. Construction in progress	61,517,050.93	2,932,331.30	35,941,593.05	143,329.69		(50,104,819.75)	50,142,825.84

	1,982,521,530.03	68,599,041.33	287,728,993.73	7,406,258.67		(1,828,087.71)	2,329,615,218.71

III. Financial Assets
1. Equity investments in Associates	5,820,595.03	0.00	0.00	4,019,685.95	*	0.00	1,800,909.08
2. Other	4,631,722.13	0.00	0.00	25,000.51		(4,606,721.62)	0.00

	10,452,317.16	0.00	0.00	4,044,686.46		(4,606,721.62)	1,800,909.08

	2,968,643,214.51	627,700,925.12	373,013,972.71	11,469,896.07		0.00	3,957,888,216.27

*	Includes the figures of the former associated companies, following the acquisitions these are classified as affiliated companies

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Kabel Deutschland GmbH, Unterfoehring

Appendix 2 to the notes—(Continued)

	Analysis of Fixed Assets for Period from April 1, 2008 to March 31, 2009
	Accumulated depreciation and amortization							Net book value
	April 1, 2008	Additions	Disposals		Reclassifi- cation	Change in at- equity investments	March 31, 2009	March 31, 2009
	€	€	€		€	€	€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	116,587,456.24	64,185,272.39	0.00		576.78	0.00	180,773,305.41	112,135,279.99
2. Internally generated software	8,553,674.92	3,142,650.69	0.00		0.00	0.00	11,696,325.61	8,540,566.53
3. Customer List	418,650,064.24	111,410,198.31	12,050.53		0.00	0.00	530,048,212.02	433,101,435.88
4. Goodwill	0.00	0.00	0.00		0.00	0.00	0.00	335,336,893.95
5. Prepayments	0.00	0.00	0.00		0.00	0.00	0.00	14,840,069.09

	543,791,195.40	178,738,121.39	12,050.53		576.78	0.00	722,517,843.04	903,954,245.44

II. Property and equipment
1. Buildings on non-owned land	3,638,237.83	1,781,073.09	0.00		0.00	0.00	5,419,310.92	11,941,042.85
2. Technical equipment	849,404,662.24	211,702,626.36	3,006,929.26		(223,054.91)	0.00	1,057,877,304.43	1,117,066,716.52
3. Other equipment, furniture and fixtures	43,526,536.49	10,431,813.16	1,917,527.43		222,478.13	0.00	52,263,300.35	34,904,717.80
4. Construction in progress	0.00	0.00	0.00		0.00	0.00	0.00	50,142,825.84

	896,569,436.56	223,915,512.61	4,924,456.69		(576.78)	0.00	1,115,559,915.70	1,214,055,303.01

III. Financial Assets
1. Equity investments in Associates	(533,117.28)	0.00	2,244,523.83	*	0.00	(1,051,528.85)	(3,829,169.96)	5,630,079.04
2. Other	0.00	0.00	0.00		0.00	0.00	0.00	0.00

	(533,117.28)	0.00	2,244,523.83		0.00	(1,051,528.85)	(3,829,169.96)	5,630,079.04

	1,439,827,514.68	402,653,634.00	7,181,031.05		0.00	(1,051,528.85)	1,834,248,588.78	2,123,639,627.49

*	Includes the figures of the former associated companies, following the acquisitions these are classified as affiliated companies

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Kabel Deutschland GmbH, Unterfoehring

Appendix 3 to the notes

	Analysis of Fixed Assets for Period from April 1, 2007 to March 31, 2008
	Acquisition and production costs
	April 1, 2007	Acquisitions	Additions	Disposals	Reclassifi- cations	March 31, 2008
	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	151,699,402.32	0.00	52,696,913.36	6,066.75	10,395,887.76	214,786,136.69
2. Internally generated software	13,837,173.00	0.00	2,527,960.15	0.00	0.00	16,365,133.15
3. Customer List	715,426,567.68	20,936,112.22	111,394.43	11,030.98	0.00	736,463,043.35
4. Prepayments	10,926,153.95	0.00	7,683,386.95	275.56	(10,554,211.21)	8,055,054.13

	891,889,296.95	20,936,112.22	63,019,654.89	17,373.29	(158,323.45)	975,669,367.32

II. Property and equipment
1. Buildings on non-owned land	7,185,148.98	0.00	2,573,705.68	0.00	3,128,884.04	12,887,738.70
2. Technical equipment	1,603,466,977.78	8,962,186.68	194,121,088.50	3,382,762.56	34,449,651.88	1,837,617,142.28
3. Other equipment, furniture and fixtures	62,883,526.27	0.00	9,545,309.13	3,230,180.78	1,300,943.50	70,499,598.12
4. Construction in progress	50,619,484.08	0.00	49,620,116.66	1,393.84	(38,721,155.97)	61,517,050.93

	1,724,155,137.11	8,962,186.68	255,860,219.97	6,614,337.18	158,323.45	1,982,521,530.03

III. Financial Assets
1. Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03
2. Other	7,509,863.31	4,606,721.62	0.00	7,484,862.80	0.00	4,631,722.13

	13,330,458.34	4,606,721.62	0.00	7,484,862.80	0.00	10,452,317.16

	2,629,374,892.40	34,505,020.52	318,879,874.86	14,116,573.27	0.00	2,968,643,214.51

Notes to the Consolidated Financial Statements

for Kabel Deutschland GmbH as of March 31, 2010—(Continued)

Kabel Deutschland GmbH, Unterfoehring

Appendix 3 to the notes—(Continued)

	Analysis of Fixed Assets for Period from April 1, 2007 to March 31, 2008
	Accumulated depreciation and amortization						Net book value
	April 1, 2007	Additions	Disposals	Reclassifi- cations	Change in at- equity investment	March 31, 2008	March 31, 2008
	€	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	75,718,874.80	40,874,595.07	6,066.75	53.12	0.00	116,587,456.24	98,198,680.45
2. Internally generated software	5,787,914.48	2,765,760.44	0.00	0.00	0.00	8,553,674.92	7,811,458.23
3. Customer List	333,039,392.45	85,611,086.83	415.04	0.00	0.00	418,650,064.24	317,812,979.11
4. Prepayments	0.00	0.00	0.00	0.00	0.00	0.00	8,055,054.13

	414,546,181.73	129,251,442.34	6,481.79	53.12	0.00	543,791,195.40	431,878,171.92

II. Property and equipment
1. Buildings on non-owned land	2,424,677.72	1,212,954.48	0.00	605.63	0.00	3,638,237.83	9,249,500.87
2. Technical equipment	697,586,347.10	154,889,282.60	2,504,661.65	(566,305.81)	0.00	849,404,662.24	988,212,480.04
3. Other equipment, furniture and fixtures	37,536,561.86	8,595,136.46	3,170,808.89	565,647.06	0.00	43,526,536.49	26,973,061.63
4. Construction in progress	0.00	0.00	0.00	0.00	0.00	0.00	61,517,050.93

	737,547,586.68	164,697,373.54	5,675,470.54	(53.12)	0.00	896,569,436.56	1,085,952,093.47

III. Financial Assets
1. Equity investments in Associates	139,097.84	0.00	0.00	0.00	(672,215.12)	(533,117.28)	6,353,712.31
2. Other	0.00	0.00	0.00	0.00	0.00	0.00	4,631,722.13

	139,097.84	0.00	0.00	0.00	(672,215.12)	(533,117.28)	10,985,434.44

	1,152,232,866.25	293,948,815.88	5,681,952.33	0.00	(672,215.12)	1,439,827,514.68	1,528,815,699.83

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

Unterfoehring

Consolidated Financial Statements

March 31, 2010

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterfoehring

Consolidated Statement of Financial Position as of March 31, 2010

	Note	March 31, 2010	March 31, 2009	March 31, 2008
		€	T€	T€
Assets
Current Assets
Cash and Cash Equivalents	3.1	267,631,084.31	51,882	15,422
Trade Receivables	3.2	87,945,410.80	106,579	130,530
Inventories	3.3	12,447,422.68	15,929	26,201
Receivables from Tax Authorities	3.4	806,356.30	3,894	2,336
Other Current Financial Assets	3.5	7,800,645.92	38,394	5,861
Prepaid Expenses	3.5	14,451,865.10	12,128	18,221

Total Current Assets		391,082,785.11	228,806	198,572

Non-Current Assets
Intangible Assets	3.6	749,233,484.31	903,865	431,395
Property and Equipment	3.7	1,192,880,801.63	1,213,713	1,085,509
Equity Investments in Associates	3.8	0.00	0	1,332
Other Non-Current Financial Assets		0.00	0	4,632
Deferred Tax Assets	4.10	207,625.00	293	537
Non-Current Financial Assets		0.00	0	4,239
Prepaid Expenses		15,727,176.12	17,191	11,166

Total Non-Current Assets		1,958,049,087.06	2,135,062	1,538,810

Total Assets		2,349,131,872.17	2,363,868	1,737,382

Equity and Liabilities
Current Liabilities
Current Financial Liabilities	3.11.1	2,247,918.86	19,855	8,708
Trade Payables		226,734,485.22	251,367	210,408
Liabilities to Affiliates		1,455,127.61	0	0
Other Current Provisions	3.13	16,009,252.27	39,546	5,584
Liabilities due to Income Taxes	4.10	35,630,074.35	20,138	12,960
Deferred Income	3.10	240,335,058.39	241,681	199,489
Other Current Liabilities	3.9	77,066,235.94	78,090	48,039

Total Current Liabilities		599,478,152.64	650,677	485,187

Non-Current Liabilities
Non-Current Financial Liabilities	3.11.2	1,662,276,696.58	1,665,255	1,191,404
Deferred Tax Liabilities	4.10	77,120,609.00	81,104	55,778
Provisions for Pension	3.12	34,423,239.00	31,163	25,850
Other Non-Current Provisions	3.13	29,067,092.29	25,993	22,268
Capital attributable to the Limited Partners	3.15	2,398,700,000.00	2,398,700	2,185,500
Other Non-Current Liabilities	3.14	20,539,080.89	32,460	36,072
Deferred Income		1,425,817.79	1,626	1,825

Total Non-Current Liabilities		4,223,552,535.55	4,236,301	3,518,697

Equity	3.16
Limited Partnership Capital		1,000.00	1	1
Capital Reserve		33,609,922.44	27,686	27,327
Available-for-Sale Reserve		0.00	0	0
Asset Revaluation Surplus		1,173,437.38	1,352	0
Accumulated Deficit		(2,517,064,402.90)	(2,560,676)	(2,293,830)

		(2,482,280,043.08)	(2,531,637)	(2,266,502)
Minority Interests		8,381,227.06	8,527	0

Total Equity (Deficit)		(2,473,898,816.02)	(2,523,110)	(2,266,502)

Total Equity and Liabilities		2,349,131,872.17	2,363,868	1,737,382

The accompanying notes to this balance sheet form an integral part to these consolidated financial statements.

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterfoehring

Consolidated Statement of Income

for the Period from April 1, 2009 to March 31, 2010

	Note	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
		€	T€	T€
Revenues	4.1	1,501,550,051.67	1,370,331	1,196,870
Cost of Services Rendered thereof depreciation/amortization T€ 242,154 (prior year T€ 205,504; for the fiscal year ending March 31, 2008 T€ 154,676)	4.2	(736,495,919.00)	(696,555)	(588,461)
Other Operating Income	4.3	15,300,342.19	18,822	13,118
Selling Expenses thereof depreciation/amortization T€ 181,304 (prior year T€ 169,348; for the fiscal year ending March 31, 2008 T€ 115,478)	4.4	(448,679,498.99)	(425,625)	(352,836)
General and Administrative Expenses thereof depreciation/amortization T€ 26,583 (prior year T€ 27,251; for the fiscal year ending March 31, 2008 T€ 23,136)	4.5	(118,711,616.91)	(124,122)	(104,075)

Profit from Ordinary Activities		212,963,358.96	142,851	164,616
Interest Income	4.7	4,456,019.89	3,425	1,944
Interest Expense	4.7	(75,547,483.23)	(143,162)	(89,909)
Accretion/Depreciation on Investments and other Securities		0.00	76	(3,712)
Income from Associates	4.9	0.00	(8)	(142)
Expense due to Changes in Capital Attributable to the
Limited Partners	4.8	0.00	(213,200)	(302,900)

Profit (loss) before Taxes		141,871,895.62	(210,018)	(230,104)
Benefit/(Taxes) on Income	4.10	(19,669,387.23)	15,955	282

Net profit (loss) for the period		122,202,508.39	(194,063)	(229,822)

Attributable to:
Equity holders of the parent		120,762,126.03	(194,922)	(229,822)
Minority interests	4.11	1,440,382.36	859	0

		122,202,508.39	(194,063)	(229,822)

The accompanying notes to this statement of income form an integral part to these consolidated financial statements.

Kabel Deutschland Vertrieb & Service GmbH & Co. KG, Unterfoehring

Consolidated Statement of Cash Flows

for the Period from April 1, 2009 to March 31, 2010

	Note	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
		T€	T€	T€
1. Cash flows from operating activities
Net profit (loss) for the period		122,202	(194,063)	(229,822)
Adjustments to reconcile net profit / net loss to cash provided by operations:
Benefit / Taxes on income		19,669	(15,954)	(282)
Interest expense		75,547	143,162	89,909
Interest income		(4,456)	(3,425)	(1,944)
Accretion / Depreciation and amortization on fixed assets		450,042	402,103	293,290
Accretion / Depreciation on investments and other securities		0	(76)	3,712
Gain / Loss on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		3,450	1,407	758
Income from associates		0	8	142
Compensation expense relating to share-based payments		2,912	885	3,016
Fair value increase (decrease) of capital attributed to the limited partners		0	213,200	302,900

		669,366	547,247	461,679
Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories		3,482	10,359	(1,936)
Increase (-) / decrease (+) of trade receivables		18,634	27,410	(29,372)
Increase (-) / decrease (+) of other assets		4,368	(14,799)	3,792
Increase (+) / decrease (-) of trade payables		(25,230)	37,233	42,417
Increase (+) / decrease (-) of other provisions		(17,263)	23,167	(12,514)
Increase (+) / decrease (-) of deferred income		(1,546)	27,751	(15,774)
Increase (+) / decrease (-) of provisions for pensions		1,576	2,705	3,029
Increase (+) / decrease (-) of other liabilities		(340)	13,839	(3,547)

Cash provided by operations		653,047	674,912	447,774
Income taxes paid (-) / received (+)		(2,981)	(6,552)	(4,637)

Net cash from operating activities		650,066	668,360	443,137

2. Cash flows from investing activities
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		1,026	1,107	258
Cash received from sale of investments		0	0	38,076
Cash paid for investments in intangible assets		(78,669)	(85,247)	(62,956)
Cash paid for investments in property and equipment		(248,448)	(287,711)	(253,395)
Cash received (+) / paid (-) for acquisitions, net of cash acquired	1.3	53,885	(527,827)	(29,696)
Cash paid for investments in financial assets		0	0	(39,666)
Interest received		3,114	2,485	1,701
Dividends received from associates		0	0	156

Net cash used in investing activities		(269,092)	(897,193)	(345,522)

3. Cash flows from financing activities
Cash received from / payments to shareholders		(56,545)	(72,087)	(90,408)
Cash payments to minorities		(1,586)	(1,109)	0
Cash received non-current financial liabilities		199,000	785,000	391,000
Cash repayments of non-current financial liabilities		(199,000)	(310,000)	(331,000)
Cash payments for reduction of finance lease liabilities		(8,858)	(8,229)	(7,240)
Interest and transaction costs paid		(98,236)	(128,358)	(98,653)

Net cash used from financing activities		(165,225)	265,217	(136,301)

4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)		215,749	36,384	(38,686)
Valuation adjustments on cash and cash equivalents		0	76	0
Cash and cash equivalents at the beginning of the period		51,882	15,422	54,108

Cash and cash equivalents at the end of the period	3.1	267,631	51,882	15,422

Additional Information
Investments relating to capital lease		0	0	2,447
Other non cash investments		0	0	0

The accompanying notes to this cash flow statement form an integral part to these consolidated financial statements.

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterfoehring

Statement of Changes in Consolidated Equity

for the Period from April 1, 2009 to March 31, 2010

		Attributable to equity holders of the parent
	Note	Limited Partner- ship capital	Capital reserve	Available-for-sale reserve	Asset Revaluation Surplus	Accumulated deficit	Total	Minority Interests	Total Equity (Deficit)
		€	€	€	€	€	€	€	€
Balance as of March 31, 2007		1,000.00	29,727,887.64	624,573.00	0.00	(1,973,599,952.07)	(1,943,246,491.43)	0.00	(1,943,246,491.43)
Net loss for the period		0.00	0.00	0.00	0.00	(229,822,222.38)	(229,822,222.38)	0.00	(229,822,222.38)
Changes in fair value of hedging instruments (net of tax)		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Changes in fair value of financial assets									0.00
classified as available-for-sale		0.00	0.00	(624,573.00)	0.00	0.00	(624,573.00)	0.00	(624,573.00)

Total comprehensive income (loss) for the period		0.00	0.00	(624,573.00)	0.00	(229,822,222.38)	(230,446,795.38)	0.00	(230,446,795.38)

Capital contributions		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Additions relating to share-based payment		0.00	(2,400,621.36)	0.00	0.00	0.00	(2,400,621.36)	0.00	(2,400,621.36)
Transactions with parents		0.00	0.00	0.00	0.00	(90,408,164.56)	(90,408,164.56)	0.00	(90,408,164.56)

Balance as of March 31, 2008	3.16	1,000.00	27,327,266.28	0.00	0.00	(2,293,830,339.01)	(2,266,502,072.73)	0.00	(2,266,502,072.73)
Net loss for the period		0.00	0.00	0.00	0.00	(194,921,989.25)	(194,921,989.25)	858,866.51	(194,063,122.74)
Changes in fair value of hedging instruments (net of tax)		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Changes in fair value of financial assets classified as available-for-sale		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Total comprehensive income (loss) for the period		0.00	0.00	0.00	0.00	(194,921,989.25)	(194,921,989.25)	858,866.51	(194,063,122.74)

Capital contributions		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Additions relating to share-based payment		0.00	69,847.69	0.00	0.00	0.00	69,847.69	0.00	69,847.69
Additions relating to acquisitions		0.00	289,279.74	0.00	1,515,071.08	0.00	1,804,350.82	8,776,816.00	10,581,166.82
Dividend distribution to minorities		0.00	0.00	0.00	0	0.00	0.00	(1,108,618.50)	(1,108,618.50)
Reclassification of Asset Revaluation Surplus		0.00	0.00	0.00	(163,390.02)	163,390.02	0.00	0.00	0.00
Transactions with parents		0.00	0.00	0.00	0.00	(72,086,843.99)	(72,086,843.99)	0.00	(72,086,843.99)

Balance as of March 31, 2009	3.16	1,000.00	27,686,393.71	0.00	1,351,681.06	(2,560,675,782.23)	(2,531,636,707.46)	8,527,064.01	(2,523,109,643.45)

Net income for the period		0.00	0.00	0.00	0.00	120,762,126.03	120,762,126.03	1,440,382.36	122,202,508.39
Changes in fair value of hedging instruments (net of tax)		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Changes in fair value of financial assets classified as available-for-sale		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Total comprehensive income (loss) for the period		0.00	0.00	0.00	0.00	120,762,126.03	120,762,126.03	1,440,382.36	122,202,508.39

Capital contributions		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Additions relating to share-based payment		0.00	5,923,528.73	0.00	0.00	0.00	5,923,528.73	0.00	5,923,528.73
Additions relating to acquisitions		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividend distribution to minorities		0.00	0.00	0.00	0.00	0.00	0.00	(1,586,219.31)	(1,586,219.31)
Reclassification of Asset Revaluation Surplus		0.00	0.00	0.00	(178,243.68)	178,243.68	0.00	0.00	0.00
Transactions with parents		0.00	0.00	0.00	0.00	(77,328,990.38)	(77,328,990.38)	0.00	(77,328,990.38)

Balance as of March 31, 2010	3.16	1,000.00	33,609,922.44	0.00	1,173,437.38	(2,517,064,402.90)	(2,482,280,043.08)	8,381,227.06	(2,473,898,816.02)

The accompanying notes to this statement of changes in consolidated equity form an integral part to these consolidated financial statements.

Notes to the Consolidated Financial Statements for

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

as of March 31, 2010

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG

as of March 31, 2010

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010

1. General Information

Kabel Deutschland Vertrieb und Service GmbH & Co. KG (hereinafter referred to as “KDVS GmbH & Co. KG” or the “Company”) and its consolidated Group Entities (together “KDVS” or the “Group” and individually the “Group Entities”) is the largest cable network operator in Germany in terms of subscribers, revenues and residential units that can be connected to KDVS’s network (“homes passed”).

KDVS offers a variety of television and telecommunications services to its subscribers, including Basic Cable services, Premium-TV services, broadband internet access, fixed-line phone and mobile phone services.

Kabel Deutschland Vertrieb und Service GmbH & Co. KG was founded on October 16, 2003. KDVS GmbH & Co. KG’s registered office is in Unterfoehring, Betastrasse 6 - 8 (commercial register of Munich HRA 83902), Germany. Since its formation, KDVS GmbH & Co. KG has been a wholly owned subsidiary of Kabel Deutschland GmbH, Unterfoehring (“KDG GmbH”) which is owned by Kabel Deutschland Holding AG (“KDH AG”, formerly Kabel Deutschland Holding GmbH). KDH AG’s majority shareholder is Cable Holding S.A. (“LuxCo”; formerly Cable Holding S.à r.l.). LuxCo is wholly owned by Cayman Cable Holding L.P. (“Cayman Cable”), George Town, Cayman Islands which is itself majority owned by Providence Equity Partners, London, United Kingdom.

The consolidated financial statements of the Group as of and for the year ended March 31, 2010 comprise KDVS GmbH & Co. KG and its subsidiaries.

The annual consolidated financial statements of the Group were authorized for issuance by a resolution of the directors in accordance with IAS 10 on July 20, 2010.

1.1 Acknowledgement

The consolidated financial statements of the Group for the three years ended March 31, 2010, March 31, 2009 and March 31, 2008 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), as well as in accordance with Section 315a para. 3 German Commercial Code (HGB). All IFRSs issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by the Group, have been adopted for use in the European Union (EU) by the European Commission. The consolidated financial statements of KDVS thus also comply with IFRS as issued by the IASB and take into account the additional disclosures required by Section 315a para. 3 HGB.

1.2 Basis of Presentation

The Group’s fiscal year is the twelve month period ending March 31.

The consolidated financial statements and notes have been prepared and are presented in Euros, which is the Company’s functional currency and all values are rounded to the nearest thousand (T€) except where otherwise stated. Totals in tables were calculated on the basis of precise figures and rounded to T€. The Group’s financial statements have been prepared using consistent accounting and consolidation methods for all periods presented. The Group’s consolidated statement of income has been prepared using the cost of sales method under IFRS. The consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments and liabilities related to shares in Cayman Cable Holding L.P. (“Cayman Cable” or the “Partnership”) granted under former Management Equity Participation Programs (“MEP”) and still outstanding that have been measured at fair value.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

The preparation of financial statements in conformity with International Financial Reporting Standards requires judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

With respect to key judgments and estimation uncertainty, refer to note 2.16.

1.3 Consolidation

Scope of Consolidation

In addition to the parent company KDVS GmbH & Co. KG, the consolidated financial statements as of March 31, 2010 include all companies in which KDVS GmbH & Co. KG holds a direct or indirect interest of more than 50 % of the outstanding voting rights of an entity and which are under the control of KDVS GmbH & Co. KG as defined by IAS 27 „Consolidated and Separate Financial Statements”.

Intercompany transactions, balances and unrealized gains on transactions between KDVS GmbH & Co. KG and its subsidiaries are eliminated in consolidation. The accounting policies of the Group Entities are consistent with the policies adopted by KDVS. Acquisitions are accounted for using the purchase method of accounting.

Companies in which KDVS GmbH & Co. KG has significant influence over the business and the financial policies as defined by IAS 28 “Investments in Associates” are recorded in the consolidated financial statements using the equity method. Intercompany profits and losses of associated companies are eliminated in consolidation in relation to their shareholding ratio.

Merger

As of July 1, 2009 RKS Niedersächsische Kabel-Service-Beteiligungsgesellschaft mbH Hanover was merged into KDVS retroactive to March 1, 2009.

Business Combination and Goodwill

Subsidiaries are fully consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Company had control.

Goodwill corresponds to the difference between the acquisition cost and the fair value of the acquired assets and liabilities of a business combination. Goodwill is not subject to amortization; it is tested for impairment at least annually and, if necessary, written down to the extent impaired.

Share Acquisitions

On April 30, 2008, KDVS acquired from the Orion Cable Group, a Level 4 network operator in Germany, network assets serving cable television subscribers (“Orion Acquisition”) in eight German federal states where

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

the Group also has cable TV operations. The Orion Acquisition was consolidated for the first time as of April 30, 2008 and was fully financed with the borrowings under a new Tranche C as part of KDVS’s Senior Credit Facility (see 3.11.2). The Orion Acquisition has been accounted for using the purchase method of accounting. The purchase price originally amounted to T€ 529,015 (originally cash paid to the seller of T€ 491,578 in a first tranche and T€ 13,550 in a second tranche for the remaining shares acquired on June 30, 2008 and an assumption of intercompany liabilities in the amount of T€ 23,887), and costs associated with the acquisition amounted to T€ 34,408. However, KDVS agreed with Orion, as part of a contractually agreed standard purchase price adjustment process, to reduce the original purchase price by T€ 67,500. The adjustment was accounted for as a reduction to goodwill of T€ 19,437 as of March 31, 2009 and an additional reduction of T€ 48,063 as of May 21, 2009. The goodwill recognized on the acquisition totaled T€ 287,274 as of March 31, 2010.

While several issues with respect to the purchase price determination were settled in May 2009, the parties continue to dispute whether and to which extent the purchase price has to be further adjusted for costs incurred by some acquired companies for certain central functions such as customer care, IT, finance and human resources. In September 2009, the arbitration court informed the parties that in its view the neutral expert’s decision (Schiedsgutachten) issued under the Orion Share Purchase Agreement in May 2009, which stated that these costs must not be accounted for under the purchase price formula, is not binding pursuant to Section 319 para. 1 of the German Civil Code (“BGB”). However, the question if and to which extent the purchase price has to be adjusted with respect to the costs for the central functions remains open and will now be decided by the arbitration panel.

The acquisition cost as of March 31, 2010 and March 31, 2009 was as follows:

	March 31, 2010	March 31, 2009
	T€	T€
Acqusition Cost
Purchase price	461,475	509,538
Cost associated with the acquisition	34,408	34,408

Total acquisition cost	495,883	543,946

Included in the cost associated with the acquisition of T€ 34,408 are costs directly attributable to the Orion Acquisition such as professional fees for lawyers, due diligence and other professional advisers, M&A fees and fees relating to the closing of the Orion Acquisition.

1.4 Currency Translation

The functional and reporting currency of KDVS GmbH & Co. KG is the Euro.

Foreign currency transactions were converted to Euros at the exchange rate applicable on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date are translated to Euros at the exchange rate of the European Central Bank on the balance sheet date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. These currency differences are recognized in the consolidated statement of income.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Non-monetary assets and liabilities denominated in foreign currencies existing as of the balance sheet date which are to be carried at fair value were converted to Euros at the European Central Bank rate as of the date that the fair value was determined. The Group used the following exchange rates (spot rates):

	March 31, 2010	March 31, 2009	March 31, 2008
1 €	US $ 1.3479	US $ 1.3308	US $ 1.5812

2. Accounting and Valuation Methods

2.1 Accounting Standards Recently Issued by the IASB

The consolidated financial statements of Kabel Deutschland Vertrieb und Service GmbH & Co. KG have been prepared in accordance with the International Financial Reporting Standards (IFRS), as well as with the regulations under commercial law as set forth in Section 315a para. 3 HGB. The Group therefore applied all IFRSs and International Financial Reporting Interpretation Committee (IFRIC) interpretations issued by the IASB, London, which are effective as of March 31, 2010 and applicable to the Group. The designation IFRS also includes all valid IAS. All interpretations of the IFRIC, formerly the Standard Interpretation Committee (SIC), were also applied.

Accounting Standards recently issued by the IASB and applied by the Group

In addition to the IFRSs and IFRIC interpretations already applied by the Group in the fiscal year ending March 31, 2009, it has adopted the following new or amended IFRS standards and IFRIC interpretations during the year ended March 31, 2010. Adoption of these revised standards and interpretations did not have a material effect on the financial performance or position of the Group. They did however give rise to additional disclosures.

The omnibus of amendments to different standards issued as a result of the annual improvements project in May 2008 is in most parts effective for financial years beginning on or after January 1, 2009. Therefore, the Company has adopted these amendments during the financial year ended March 31, 2010. The amendments have been issued primarily with a view to removing inconsistencies and clarifying wording and did not have material impact on the consolidated financial statements.

The revised IAS 1 “Presentation of Financial Statements” was issued in September 2007 and is effective for financial years beginning on or after January 1, 2009. The standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with non-owner changes in equity presented as a single line. In addition, the standard introduces the statement of comprehensive income which presents all items of recognized income and expense, either in one single, or in two linked statements. As the amendment to IAS 1 only affects disclosure requirements, it did not have an impact on the Group’s results of operations, financial position or cash flows.

On March 5, 2009, the IASB issued Improving Disclosures about Financial Instruments in the Standard IFRS 7 “Financial Instruments: Disclosures” that is effective for annual periods beginning on or after January 1, 2009. The amendments require enhanced disclosures about fair value measurements and liquidity risk. Among other things, the amendments introduce a three-level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements. In addition, the amendments clarify and enhance the existing requirements for the disclosure of liquidity risk. This

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

is aimed at ensuring that the information disclosed enables users of an entity’s financial statements to evaluate the nature and extent of liquidity risk arising from financial instruments and how the entity manages that risk. An entity will not be required to provide comparative disclosures in the first year of application.

In November 2006, the IASB issued IFRS 8 “Operating Segments”. The standard is effective for annual periods beginning on or after January 1, 2009. This standard requires an entity to report financial and descriptive information about its reportable segments. IFRS 8 requires identification of operating segments based on internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance. The standard also requires an explanation of how segment profit or loss and segment assets and liabilities are measured for each reportable segment. IFRS 8 requires an entity to report information about revenues derived from its products or services, about the countries in which it earns revenues and holds assets, and about major customers. The provisions of IFRS 8 are effective for annual periods beginning on or after January 1, 2009. The Group adopted the amended IFRS 8 beginning April 1, 2009. The standard did not have material impact on the segment presentation.

In July 2008, the IFRIC issued the interpretation IFRIC 15 “Agreements for the Construction of Real Estate” which becomes effective for financial years beginning on or after January 1, 2009. The interpretation is to be applied retroactively. It clarifies when and how revenue and related expenses from the sale of a real estate unit should be recognized if an agreement between a developer and a buyer is reached before the construction of the real estate is completed. Furthermore, the interpretation provides guidance on how to determine whether an agreement is within the scope of IAS 11 or IAS 18. IFRIC 15 did not have impact on the consolidated financial statements because the Company does not conduct such activity.

The following standards and interpretations have been issued by the IASB and are effective for these financial statements but have no effect on the financial statements of the Group or the Notes thereon:

Pronouncement	Date of issue by the IASB	Title
IAS 23	March 2007	Borrowing Cost

Amendments to IAS 32	February 2008	Financial Instruments: Presentation—Amendments relating to Puttable Instruments and Obligations arising on liquidation

Amendments to IFRS 1 and IAS 27	May 2008	Cost of an Investment in a subsidiary, jointly-controlled entity or associate

IFRS 2	January 2008	Share-based Payments: Vesting conditions and cancellations

IFRIC13	July 2007	Customer Loyality Programs

Accounting Standards recently issued by the IASB and not yet applied by the Group

The Group does not intend to apply any of the following recently issued standards or interpretations before their effective date.

The Group has not applied any of the following standards or interpretations that have been issued as of July 20, 2010 but are not effective for the Group as of March 31, 2010.

The revised IAS 24 “Related Party Disclosures” was issued in November 2009 and becomes effective retroactively for financial years beginning on or after January 1, 2011. Previously, entities that are controlled or significantly influenced by a government had been required to disclose information about all transactions with entities that are controlled or significantly influenced by the same state. The revised standard still requires disclosures that are important to users of financial information. However, in the future, information that is costly

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

to produce or that is of little value for users of financial statements will be exempt from this requirement. Only information or transactions that are individually or collectively significant is still to be disclosed. In addition, the definition of a related party was simplified and a number of inconsistencies were eliminated. The adoption of IAS 24 revised is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

In April 2009, the IASB issued “Improvements to IFRSs” as the second pronouncement within the Annual Improvements Project. It contains amendments to twelve existing standards or interpretations. Unless otherwise specified in the respective standard, the amendments are effective for financial years beginning on or after January 1, 2010. The amendments are not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

The amendments to IFRS 2 “Group Cash-Settled Share-Based Payment Transactions” have been issued in June 2009 and are becoming effective retroactively for financial years beginning on or after January 1, 2010. These amendments clarify the accounting for group-settled share-based payment transactions. In such arrangements, a subsidiary receives goods or services from employees or suppliers for which payment is made by the parent or another entity in the group. The amendments clarify that an entity that receives goods or services in a share-based payment transaction must account for those goods and services no matter which entity and in which form—either in cash or in shares—settles the transaction. In addition to this clarification, the IASB furthermore incorporated the interpretations IFRIC 8 “Scope of IFRS 2” and IFRIC 11 “IFRS 2—Group and Treasury Transactions” into IFRS 2 and clarified that a “group” has the same meaning for purposes of IFRS 2 than in the context of IAS 27. The Group is currently assessing the impact of the adoption on the Group’s Consolidated Financial Statements.

The revised standards of IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” were issued in January 2008 and become effective for financial years beginning on or after July 1, 2009. IFRS 3 introduces a number of changes in the accounting for business combinations occurring after this date that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. IAS 27 requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as an equity transaction. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. Other consequential amendments were made to IAS 7 “Statement of Cash Flows”, IAS 12 “Income Taxes”, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, IAS 28 “Investment in Associates” and IAS 31 “Interests in Joint Ventures”. The changes by IFRS 3 and IAS 27 will affect future acquisitions or loss of control and transactions with minority interests. The standard may be adopted early. However, the Group does not intend to take advantage of this possibility.

In March 2009, the IASB issued amendments to IFRIC 9 “Reassessment of Embedded Derivatives” and IAS 39 to clarify that on reclassification of a financial asset out of the ‘at fair value through profit or loss’ category all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements. The amendments are effective for annual periods beginning on or after June 30, 2009. The Group will consider the revised IFRIC 9 in case of future reclassifications.

In January 2009, the IFRIC issued the interpretation IFRIC 18 “Transfers of Assets from Customers” which becomes effective for transfers of assets from customers received on or after July 1, 2009. The IFRIC clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer or provide the customer with ongoing access to a supply of goods or services (such as supply of electricity, gas or water). In some cases, the entity

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

receives cash from a customer which must be used only to acquire or construct the item of property, plant and equipment in order to connect the customer to a network or provide the customer with ongoing access to a supply of goods or services (or to do both). The Company is currently analyzing the impact of applying IFRIC 18 on the presentation of its results of operations, financial position or cash flows but does not expect any effects since no assets are transferred in such a way that IFRIC 18 is applicable.

The following standards and interpretations have been issued by the IASB and are not yet effective for these financial statements and will have no effect on the financial statements of the Group or the Notes thereon:

Pronouncement	Date of issue by the IASB	Title

Amendments to IFRS 1	January 2010	Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters

IFRS 1	July 2009	Additional Exemptions

Amendments to IFRIC 14	November 2009	Prepayments of a Minimum Funding Requirement

Amendments to IAS 32	October 2009	Financial Instruments: Presentation—Classification of Rights Issues

Amendments to IAS 39	August 2008	Financial Instruments: Recognition and Measurement—Amendments for Eligible Hedged Items

IFRIC 9	March 2009	Reassessment of Embedded Derivatives

Amendments to IFRIC 16	April 2009	Hedges of a Net Investment in a Foreign Operation

IFRIC 17	November 2008	Distributions of Non-Cash Assets to Owners

In November 2009, the IASB issued IFRS 9 “Financial Instruments”. This standard is the first phase of the IASB’s three-phase project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 amends the classification and measurement requirements for financial assets, including some hybrid contracts. It uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the different impairment methods in IAS 39. The new standard is applicable for annual reporting periods beginning on or after January 1, 2013; early adoption is permitted. The European Financial Reporting Advisory Group postponed its endorsement advice, to take more time to consider the output from the IASB project to improve accounting for financial instruments. The Group is currently assessing the impact of the adoption on the Group’s Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

The following standards and interpretations have been issued by the IASB but are not yet effective for these financial statements and will have no effect on the financial statements of the Group or the Notes thereon:

Pronouncement	Date of issue by the IASB	Title
IFRIC 19	November 2009	Extinguishing Financial Liabilities with Equity Instruments

2.2 Cash and Cash Equivalents

Cash and cash equivalents are primarily comprised of cash in hand and other short-term, highly liquid investments with an original maturity of three months or less. Cash in hand and at banks are carried at nominal value.

For purposes of the consolidated statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

2.3 Trade and Other Receivables

Trade and other receivables are disclosed at their nominal amount less bad debt allowances for any amounts deemed uncollectible. The Group considers evidence of impairment for receivables both in form of specific and collective allowances. All individually significant receivables are assessed for specific allowance (e.g. due to the probability of insolvency or significant financial difficulties of the debtor). All individually significant receivables found not to be specifically impaired are assessed for collective allowance that has been incurred but not yet identified. Receivables that are not individually significant are not tested specifically for impairment but assessed for collective allowance by grouping together receivables with similar risk characteristics.

The carrying amount of receivables is reduced through use of an allowance account if necessary. Doubtful debts are written off when they are assessed uncollectible.

2.4 Inventories

Raw materials, consumables, supplies, finished goods and merchandise are recorded at the lower of cost or net realizable value. Cost is generally determined using a weighted average cost formula in accordance with IAS 2.

2.5 Financial Instruments

Recognition and Write off of Financial Instruments

Financial assets and liabilities are recognized when the Group enters into a contractual relationship with the respective counterparty or issuer. A financial asset is written off when:

•	the contractual rights to receive cash flows from the asset expire;

•

the Group retains the right to receive cash flows from the asset but has assumed an obligation to pay those cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; or

•

the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

A financial liability is written off when the obligation under the liability is discharged, canceled or expired.

Where an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a write off of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recorded in the consolidated statement of income.

2.5.1 Financial Assets

Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. When financial assets are initially recognized they are measured at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, reevaluates this designation at each financial year-end. The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss and loans and receivables. All purchases and sales of financial assets are recognized on the trade date, which is the date that the Group commits to purchase the asset.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit and loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit and loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit and loss are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method less any impairment losses. Gains and losses are recognized in the consolidated statement of income when the loans and receivables are extinguished or impaired as well as through the amortization process.

Loans and receivable are comprised of trade and other receivables (see 2.3).

Cash and cash equivalents are comprised of cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included in a component of cash and cash equivalents for the purpose of the statement of cash flows (see 2.2).

2.5.2 Financial Liabilities

Financial liabilities (loans) are initially recognized at fair value net of any directly attributable transaction costs. In subsequent periods, liabilities are measured at amortized cost using the effective interest method with the exception of derivative financial instruments which are measured at their fair market value.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

2.5.3 Derivative Financial Instruments including Hedge Accounting

Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and—if deemed necessary—interest rate risks arising from financing activities. On initial designation of the hedge, the Group formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at inception of the hedge relationship and on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated.

In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, all derivative financial instruments are accounted for at fair value irrespective of the purpose or the intention for which they were incurred. Depending on whether it is a fair value hedge or a cash flow hedge, changes in the fair value of the derivative financial instruments for which hedge accounting is used are either reported in the statement of income or in the statement of changes in equity under cash flow hedge reserve. In the case of a fair value hedge, the gains or losses from the measurement of derivative financial instruments at fair value and the gains or losses related to the underlying contracts are recognized in the consolidated statement of income. In the case of changes in the fair value of cash flow hedges which are used to offset future cash flow risks arising from underlying transactions or planned transactions and which have proved to be 100 % effective in accordance with IAS 39, unrealized gains and losses are initially recognized in equity as part of the cash flow hedge reserve.

If the cash flow hedge is not 100 % effective, the ineffective portion of changes in the fair value of the derivative designated as a cash flow hedge is recognized in the consolidated statement of income. If hedge accounting cannot be used by the Group, the change in the fair value of derivative financial instruments is recorded in the consolidated statement of income.

2.5.4 Equity Investments in Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds—directly or indirectly—between 20 and 50 percent of the voting power of another entity.

Investments in associates are accounted for using the equity method at the investor’s share of equity pursuant to IAS 28 “Investments in Associates”. The Group’s share of income, reduced by distributions and by the amortization associated with the purchase accounting is disclosed in the fixed asset register as a change in equity investment.

2.6 Intangible Assets

2.6.1 Goodwill

Goodwill corresponds to the difference between the acquisition cost and the fair value of the assets and liabilities acquired in a business combination. Goodwill is not amortized, but instead tested for impairment annually, as well as whenever there are events or changes in circumstances (“triggering events”) which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

2.6.2 Customer List

In connection with the initial acquisition of the cable business by the Group in March 2003, parts of the purchase price have been allocated to the acquired customer list. Further additions to the customer list during the

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

twelve months ended March 31, 2010 and in previous years are primarily related to the acquisition of level 4 companies and subscribers in conjunction with both share and asset deals. The fair value of the customer lists at acquisition has been estimated using the multi-period excess earnings method. The weighted remaining useful life of the customer lists is 4.76 years, 4.84 years and 3.92 years as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

2.6.3 Other Intangible Assets

Intangible assets that have been acquired as part of an acquisition of a business are capitalized at fair value if they can be reliably measured at the acquisition date.

Intangible assets which are purchased separately are recorded at cost. Computer software is also recorded at cost as an intangible asset.

The Group recognizes intangible assets developed internally (consisting of software used by the Group) to the extent that the criteria in IAS 38 “Intangible Assets” are met. Development costs for internally generated intangible assets are recognized at cost to the extent KDVS can demonstrate the technical feasibility of completing the asset, how the asset will generate future economic benefit, the availability of resources to complete the asset and the ability to measure reliably the expenditure during the development. The expenditures capitalized include the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and—as far as applicable—directly attributable borrowing costs. As the requirements for capitalization are not fulfilled, development costs are expensed as incurred.

The Group recognizes subscriber acquisition costs incurred to obtain new subscribers if the costs are directly attributable to obtaining specific contracts, are incremental, can be measured reliably and meet the definition and recognition criteria of an intangible asset in accordance with IAS 38. Subscriber acquisition costs incurred to obtain new contracts without an initial contract period (“open-ended contracts”) are expensed as incurred.

Following initial recognition, intangible assets are carried at cost less any accumulated depreciation and any accumulated impairment loss.

2.6.4 Subsequent Expenses

The cost of significant changes and additions are included in the carrying amount of the intangible asset if they qualify for recognition as an intangible asset and it is probable that future economic benefits in excess of the originally assessed standard of performance will be realized by the Group. Significant additions are depreciated over the remaining useful life of the related asset.

2.6.5 Amortization of intangible assets

The estimated useful life of customer lists is based on the average number of terminations and the term of the average contract life of individual end users who generate significant contribution margins.

The amortization of customer lists and other intangible assets with definite useful lives is based on the straight-line method over the assets’ estimated useful lives. Amortization begins when the intangible asset is ready for use.

The Group recognizes subscriber acquisition costs incurred to obtain new subscribers as part of the intangible assets if relevant preconditions are fulfilled (see 2.6.3). The Group amortizes these costs over the initial contract period except for contracts where there is reliable past evidence regarding the expected customer relationship period.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

The amortization expense is recognized in the statement of income in the expense category consistent with the function of the intangible assets.

The useful lives are estimated as follows:

• Customer list	8.5 years
• Subscriber Acquisition Costs	1 to 8.5 years
• Software, licenses and other intangible assets	1 to 10 years

The intangible assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year end.

2.7 Property and Equipment

2.7.1 General

Property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Rebates, trade discounts and bonuses are deducted from the purchase price.

For technical equipment located on leased property, historical costs include the present value of estimated future costs of dismantling and removing the items and restoring the site on which the items are located after termination of the lease agreement.

2.7.2 Leases

Operating lease

A lease is accounted for as an operating lease when substantially all the risks and rewards incidental to the ownership of the leased item remain with the lessor. Operating lease payments are therefore recorded on a straight-line basis over the lease term as an expense in the consolidated statement of income.

Operating lease for Customer Premises Equipment (“CPE”)

The Group offers products that contain signal delivery and the right to use hardware devices. The hardware devices are a necessary precondition for the connection to the Group’s Internet & Phone services as well as digital TV signals. The Group leases the necessary equipment to the customers (“Customer Premise Equipment” or “CPE”), normally bundled with the delivery of services to be received using these CPEs. These leases, for which KDVS is the lessor, are classified as an operating lease in accordance with IFRIC 4 and IAS 17 (see also 2.15.1). Therefore, the Group capitalizes the CPE as fixed assets based on acquisition cost and the cost of returning the asset at the end of the lease. These assets are depreciated using the straight-line method over the useful life.

Finance lease

In accordance with IAS 17 “Leases”, assets leased under finance lease agreements are recognized at the lower of fair value at the inception of the lease or the present value of the minimum lease payments. The assets are depreciated using the straight-line method over the shorter of the estimated useful life or over the lease period. The obligations related to future lease payments are recognized as liabilities. Lease payments are apportioned between the finance charges and reductions of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

2.7.3 Subsequent Expenses

Repair and maintenance charges (“cost of day-to-day servicing”) are expensed as incurred. The cost of significant renovations and additions are included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance will be realized by the Group. Significant renovations are depreciated over the remaining useful life of the related asset.

2.7.4 Depreciation and Disposal of Fixed Assets

Depreciation is calculated based on the straight-line method over each asset’s estimated useful life as follows:

Buildings and leasehold improvements	3 to 10 years
Technical equipment and machines	3 to 20 years
Property and equipment	3 to 15 years

In case of disposal of an item of property and equipment gains or losses are determined by comparing the proceeds from disposal with the carrying amount of property and equipment. These gains or losses are recognized within other operating income or expense.

The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year end.

2.8 Equity

Limited partnership capital and the capital reserves are stated at nominal value after the reclassification of the capital attributable to Limited Partners which is recorded as a liability and accounted for at fair value. Capital reserves are set up for additional paid in capital and for changes relating to share-based payments. Incremental costs directly attributable to the issue of shares are deducted from equity, net of any tax effects.

2.9 Capital attributable to the Limited Partners

Financial instruments which grant the holder a right of repayment of the capital contributed to the partnership are classified as liabilities in accordance with IAS 32 “Financial Instruments”. KDVS and its legal predecessors have been structured in the legal form of commercial partnerships in which the limited partners can obligate the partnership to repay capital contributions and the related attributable profit interest by exercising a legal right of notice.

The rights of the limited partners to the net assets of the partnerships are therefore reported in the IFRS consolidated financial statements of KDVS as liabilities under the item “Capital attributable to the Limited Partners”. The liability is measured at the present value of the repayment right of the limited partner that, in accordance with the provisions of the partnership agreements, amounts to 2/3 of the fair value of the interest in the limited partnership. The fair value of the interest is determined by reference to market transactions or by applying the discounted cash flow method (DCF method).

In the fiscal year ended March 31, 2010, the fair value of the interest was determined by using a market approach which was based on the share price of KDH AG combined with the discounted cash flow approach in order to value incremental cost on holding level of KDH AG and KDG GmbH, whereas in fiscal year ended March 31, 2009 due to lack of a market and share price information, the fair value was determined using solely a discounted cash flow model which was based on budgeted figures. The fair values determined for fiscal year ended March 31, 2010 and fiscal year ended March 31, 2009, are based on a different calculation and determination approach and therefore only comparable on a limited basis.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

2.10 Impairment

The carrying amount of intangible assets, property and equipment is assessed at each balance sheet date to determine whether there is any objective evidence of impairment.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of other assets or groups of assets (“cash-generating units” or “CGUs”).

If such evidence exists or when annual impairment testing is required, the recoverable amount (see 2.10.1) is determined. Impairment is necessary when the carrying amount of an asset or the related cash-generating unit exceeds the recoverable amount. The corresponding difference is expensed.

Goodwill

Goodwill is tested for impairment annually (as of March 31) and whenever circumstances indicate that the carrying amount may be impaired. The determination of the recoverable amount of a reporting unit to which goodwill is allocated involves the use of estimates by management and is influenced, among other factors, by the volatility of capital, economic and market conditions. The Company generally uses the fair value less cost to sell method based on discounted cash flow calculations to determine the recoverable amount. The discounted cash flow calculations use five year projections that are based on financial plans approved by management. Cash flow projections consider past experience and represent management’s best estimate about future developments reflecting current uncertainties. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Impairment is determined for goodwill by assessing the recoverable amount of each cash generating unit (“CGU”) to which the goodwill relates. Where the recoverable amount of the CGU is less than their carrying amount, an impairment loss is recognized. Impairment losses for goodwill are not reversed in subsequent periods.

Loans and Receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the recoverable amount, i.e. the higher of the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate and fair value less cost to sell. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off when they are assessed as uncollectible.

2.10.1 Determination of Recoverable Amount

The recoverable amount of an asset or CGU is the greater of its fair value less cost to sell and its value in use. Value in use is determined by discounting the estimated future cash flows to be derived from continuing use of the asset until its ultimate disposal. The discount rate is based on a pre-tax interest rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For assets to which no cash flows can be directly attributed, the recoverable amount is determined for the CGU to which the asset belongs.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

2.10.2 Reversal of Impairment Loss

Impairment losses on assets are reversed when assumptions relating to the recoverable amount of the assets change in a way that the expected recoverable amount is increased. Impairment losses are only reversed up to the carrying amount of the asset which would have been recorded if the asset had been subject to standard depreciation without impairment.

2.11 Trade Payables and Other Liabilities

Trade payables and other liabilities are recognized at amortized cost.

2.12 Employee Benefits

2.12.1 Defined Benefit Plan

Under the Group’s pension plans, Group Entities provide employees post-employment benefits under a defined benefit plan. The benefits are unfunded.

The present value of future claims of participants is estimated using actuarial methods based on the amount of future benefit that employees have earned in return for their service in the current and prior periods. The liabilities to be recognized in the consolidated statement of financial position result from the present value of the defined benefit obligation adjusted for any actuarial gains or losses, and less any past service cost not yet recognized. The discount rate is determined by reference to the capital markets and takes into account the expected maturity of the obligation. KDVS engaged qualified external actuaries to perform the necessary actuarial calculations. The obligation is determined using the projected unit credit method (“PUC-method”).

When the benefits of the pension plan are improved, the share of the increased benefit relating to the employees’ previous years of service will be recognized as an expense on a straight-line basis over the period until the benefits become vested. If the benefits have already vested, the prior service cost is expensed immediately.

In measuring the obligations arising from the defined benefit plans, actuarial gains and losses arising after April 1, 2003 are not recognized in the consolidated statement of income until the cumulative outstanding amounts exceed a corridor of 10% (corridor approach) of the defined benefit obligation as of the measurement date. The portion of the amount exceeding the corridor is amortized to the consolidated statement of income over the remaining average service period of the employees entitled to pensions.

2.12.2 Share-based Payments

The Group applies IFRS 2 “Share-Based Payment” to its share-based payment transactions. Under IFRS 2, plans which result in share-based payment transactions have to be accounted for as cash-settled if the participant will receive a payment in cash upon settlement rather than the underlying equity instruments. For such cash-settled share-based payment transactions, IFRS 2 requires the entity to account for the share-based payments to management as personnel expense and a corresponding increase in other liabilities. For interests still outstanding as of March 31, 2010 issued under the former MEP Interest Programs, the personnel costs are measured based on the difference between the notional amount paid by the participants for their interests and the current value of those interests.

During the fiscal year ended March 31, 2010, the Group had also four different option programs (MEP II and III, MEP IV Option program and MEP V) in place which all have been settled prior to March 31, 2010. The costs of those cash-settled transactions have been measured initially at fair value of the options at the grant date using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The fair value of both the share acquisition and the option programs has been expensed over the vesting period with recognition of a corresponding liability.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

For all existing MEP programs the services received during the vesting period and, therefore, the corresponding liabilities, are remeasured at each balance sheet date up to and including the settlement date with changes in fair value recognized in the consolidated statement of income.

2.13 Other Provisions

Other provisions are recognized in the consolidated balance sheet pursuant to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Non-current other provisions are stated at their discounted settlement value as of the balance sheet date using pre-tax rates where the effect of the time value of money is material.

2.14 Revenue and Other Operating Income

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and revenue can be measured reliably. The relevant types of revenue for KDVS are recognized as follows:

2.14.1 Installation and network connection

Revenue from the installation of the cable connection and the network connection is recognized when the services have been rendered, the costs incurred can be measured reliably and the Group is not obliged to provide any future network connection or installation services.

2.14.2 Rendering of services

Revenue generated by the delivery of analog and digital TV signals, digital pay TV packages and internet and phone services, as well as carriage fees paid by television broadcasters, are recognized when services have been provided, the costs incurred can be measured reliably and the Group is not obliged to provide any future services. Prepayments are accounted for by deferring the received payments and amortizing them straight-line over the service period.

When free months are offered to customers in relation to a subscription, the Group recognizes the total amount of billable revenue in equal monthly installments over the term of the contract, provided that the Group has the contractual and enforceable right to deliver the customer with the products after the promotional period. If free months are granted without a contract at the beginning of the subscription period, the Group does not recognize revenues during the promotional period as the customer’s continuance is not assured.

2.14.3 Sale of goods

Revenue from the sale of digital receivers, cable modems, and other goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. If the Group acts as an agent, revenue is only recognized in the amount of the sales commissions.

2.14.4 Multiple Element Arrangements

For bundled goods and services in multiple element arrangements the Group recognizes revenue for each element on the basis of the relative fair value of each item in the transaction if there is evidence of fair value.

The Group’s multiple element arrangements primarily comprise bundled products comprising hardware leasing and service elements. Revenue regarding the hardware leasing component is recognized in conjunction with the revenue recognition principles applicable to such leases (see 2.16.1). Revenue regarding service components is recognized according to IAS 18.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Multiple element arrangements with components from different segments are allocated to the respective segments based on their relative fair value.

2.15 Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted as of the balance sheet date.

Except for those cases described below, deferred income tax is provided using the liability method in respect of all temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the balance sheet date.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

for temporary taxable differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the foreseeable future.

Deferred income tax assets are recognized for all temporary deductible differences, carry forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

the deferred income tax asset relating to the temporary deductible difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss;

•

that for temporary deductible differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will be reversed in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

Income taxes relating to items recognized directly in equity are recognized in equity and not in the statement of income.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

2.16 Key Judgments and Estimation Uncertainty

The preparation of the consolidated financial statements in accordance with IFRS requires judgments and estimations to be made which have an effect on the carrying amounts of recognized assets and liabilities, income and expenses and contingent liabilities. In some cases, the actual values may differ from the judgments and estimations. Changes are recognized in the consolidated statement of income as soon as better information becomes available.

2.16.1 Key Judgments

In the process of applying KDVS GmbH & Co. KG’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements.

Derivatives

The Group had entered into interest rate swaps, interest rate caps and currency swaps to hedge its risks resulting from exposure to changes in interest rates and foreign exchange rates. All of these derivative instruments have been accounted for in accordance with IAS 39 at fair value irrespective of the purpose or the intention for which they were used. There are no interest rate swaps and interest rate caps in place as of March 31, 2010. The currency swaps with a maturity in June 2009 were consistently classified as cash flow hedges. The new currency hedges with duration from July 1, 2009 to July 1, 2011 were not classified as cash flow hedges and no hedge accounting was applied. See also Section 5.5.

KDVS as the lessor in operating leases

The Group offers products that contain signal delivery and the right to use hardware devices (see also Section 2.7.2). The hardware devices (CPE) are a necessary precondition for the signal delivery to the customer. Since the fulfillment of these arrangements is dependent on the use of the specific asset delivered to the customer and the arrangements convey a right to use the asset, these contracts containing signal delivery as well as the right to use the necessary CPE include an embedded lease in accordance with IFRIC 4 in which the Group entities are the lessor.

Hardware devices are recognized as equipment in accordance with IAS 16 taking into account the costs of returning the hardware at the end of the lease term and amortized over their useful life.

KDVS as the lessee in operating leases

In certain cases KDVS is the lessee in lease agreements that have been classified as operating leases in accordance with IAS 17. These lease agreements primarily relate to space in cable ducts of Deutsche Telekom AG (hereinafter referred to as “DTAG”) and fiber optic connection lines as well as backbone networks in certain areas for the transmission of internet, phone and digital TV services. The Group has determined that it retains no significant risks and rewards of ownership neither from the cable ducts nor from the fiber optic connection lines or the backbone networks and, therefore, accounts for the leases as operating leases.

Finance lease transponders

The Group has leased specific satellite transponders in order to transmit audio and video signals. The Group has determined that the rights to use specific transponders have been transferred and that the lease term of specific transponders covers the major part of the economic life of those transponders. Therefore, the Group has classified and accounted for the leases as finance leases according to IAS 17.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

2.16.2 Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that involve a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

Derivatives

The fair values of the derivative financial instruments of KDVS cannot be defined based on quoted prices since quoted prices are not readily and regularly available for those instruments. Therefore, the fair values of the derivative financial instruments as of the balance sheet date have been estimated at the net present values (discounted by market yield curves) of the future payments and using standard discounted cash flow models in accordance with Level 2 as defined in IFRS 7 (“fair value hierarchy”). The total fair values for derivative financial instruments amounted to liabilities of T€ 19,277, T€ 1,698 as of March 31, 2010, March 31, 2009, respectively and amounted to assets of T€ 4,239 as of March 31, 2008.

Share-based payments

During the fiscal year 2010, the Group had five different management equity participation programs in place (MEP I to MEP V). All MEP Option Programs have been settled in the amount of the fair value of the options less the respective strike prices of the options. There are still a number of interests in Cayman Cable originally issued under the MEP Interest Programs which are outstanding as of March 31, 2010.

The Group recognized expenses with respect to all MEP plans in the amounts of T€ 2,912, T€ 885 and, T€ 3,017 for the years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

Internally Generated Software

The Group recognized intangible assets developed internally (consisting of software used by the Group) to the extent the criteria of IAS 38 are met. Development costs for internally generated intangible assets are recognized at cost to the extent the assets are economically usable and the costs can be reliably measured. For the years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively, approximately T€ 5,063, T€ 3,871 and T€ 2,528 of costs for internally generated software were capitalized.

Customer List

The customer list is primarily amortized on a straight-line basis over 8.5 years. The estimated useful life is based on the average number of terminations and the term of the average contract life. The book value of the customer list amounted to T€ 318,509, T€ 433,101 and T€ 317,813 as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

Trade Receivables

Trade receivables are assessed for collective impairment based on estimates regarding the probability of collection. These estimates are determined taking into account historical evidence relating to the collectability of KDVS’s trade receivables by grouping them into different age buckets. Depending on the time for which trade receivables are overdue, the percentage of collective impairment has proven to increase with increasing overdue time. The estimates used for collective impairment are revised at each balance sheet date and adjusted if necessary. As of March 31, 2010, March 31, 2009 and March 31, 2008 the carrying amount of trade receivables amounted to T€ 87,945, T€ 106,579 and T€ 130,530.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Provision for Pensions

With respect to the calculation of the provision for pensions, the Group estimated the future salary increases, future pension increases and the discount rate. As of March 31, 2010, March 31, 2009 and March 31, 2008, the provision for pensions amounted to T€ 34,423, T€ 31,163 and T€ 25,849, respectively.

Asset Retirement Obligations

The amount of the accrual is based on an estimate of the costs expected for the demolition and restoration of the network cables primarily located in leased cable ducts. Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Approximately 94% of Group’s obligations are related to technical equipment, including different kinds of cable and signal transmitting and receiving technology in cable ducts of DTAG. KDVS assumes that 6% of the technical equipment will be replaced by other technologies after 10 years, 28% will be replaced after 15 years and the remaining 66% of the technical equipment is expected to be replaced after 30 years. The remaining 6% of the asset retirement obligations are divided into accruals for furniture, fixtures and miscellaneous restoration obligations. The asset retirement obligations related to the aforementioned demolition and restoration amounted to T€ 25,197, T€ 22,971 and T€ 20,665 as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

The Group is also exposed to costs of returning customer premise equipment (CPE) at the end of the lease term. The amount of the accrual for such costs is based on an estimate of the expected costs. Obligations related to these costs amounted to T€ 3,732, T€ 2,844 and T€ 1,421 as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively

3. Notes to the Consolidated Statement of Financial Position

3.1 Cash and Cash Equivalents

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Cash at banks	267,598	51,843	15,394
Cash in hand	33	39	28

	267,631	51,882	15,422

Cash and cash equivalents are primarily comprised of cash at banks and cash in hand. The significant increase in cash at banks in the fiscal year ended March 31, 2010 is partly due to the subsequent purchase price reimbursement with respect to the Orion Acquisition (T€ 58,571) and repayments of shareholder loans (T€ 28,649) as well as due to optimized net working capital and higher free cash flow.

Cash at banks in an amount of T€ 265,468, T€ 43,950 and T€ 13,940 were pledged in accordance with the Senior Credit Facility Agreement (see Section 3.11 Financial Liabilities) as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

3.2 Trade Receivables

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Gross Trade receivables	122,672	159,824	214,858
Bad debt allowance	(34,727)	(53,245)	(84,328)

Trade Receivables	87,945	106,579	130,530

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

	Balance at Beginning of Period	Provision for Bad Debt	Deduction/ Write-Offs and other Charges	Balance at End of Period
	T€	T€	T€	T€
Fiscal Year ended March 31, 2010
Allowance for doubtful accounts	(53,245)	(7,420)	25,938	(34,727)

Fiscal Year ended March 31, 2009
Allowance for doubtful accounts	(84,328)	(18,899)	49,982	(53,245)

Fiscal Year ended March 31, 2008
Allowance for doubtful accounts	(59,276)	(39,324)	14,272	(84,328)

Gross trade receivables and bad debt allowance decreased partly due to improvements in the dunning and collection process.

As of March 31, the analyses of trade receivables that were past due but not impaired were as follows:

in T€	Not past due	Net Carrying amount past due but not impaired at the reporting date					Total
		less than 30 days	31 –60 days	61 –90 days	more than 90 days	Total past due
March 31, 2010	44,339	19,301	9,507	10,299	4,499	43,606	87,945
March 31, 2009	44,390	27,259	9,820	9,625	15,485	62,189	106,579
March 31, 2008	47,872	47,173	8,033	5,444	22,008	82,658	130,530

Receivables with an invoice amount of in total T€ 23,090, T€ 31,830 and T€ 50,739, excluding VAT, at March 31, 2010, March 31, 2009 and March 31, 2008, respectively, were individually determined to be impaired and were written off by 100%.

Accounts receivable past due but not impaired are expected to ultimately be collected.

Also no indications of defaults are recognizable for accounts receivable that are neither past due nor impaired.

Trade receivables of Kabel Deutschland Vertrieb und Service GmbH & Co. KG with a carrying amount of T€ 81,771, T€ 95,484 and T€ 116,984 were pledged as security in accordance with the Senior Credit Facility Agreement (see Section 3.11 Financial Liabilities) as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

3.3 Inventories

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Raw materials, consumables and supplies	3,829	4,590	6,138
Work in process	114	790	74
Finished goods and merchandise	8,504	10,549	19,989
thereof carried at net realizable value	72	430	1,293

	12,447	15,929	26,201

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Depending upon specified use, customer premise equipment (CPE), included above in finished goods and merchandise, is recognized as capital expenditures (“capex”) or operational expenditures (“opex”) at the time the item is put into service. The Group capitalizes the CPE as fixed assets when it is leased to the customer. The Group expenses CPE when it is purchased by the customer. Costs for maintenance and substitution of CPE are also expensed.

The total amount of inventories recognized as an expense amounts to T€ 13,278, T€ 8,808 and T€ 20,580 for the years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively. Inventories in an amount of T€ 5,234, T€ 6,683 and T€ 7,238 were pledged in accordance with the Senior Credit Facility Agreement (see Section 3.11 Financial Liabilities) at March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

3.4 Receivables from Tax Authorities

Receivables from tax authorities relate to corporate income tax, trade income tax and solidarity tax contributions and amounted to T€ 806, T€ 3,894 and T€ 2,336 as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

3.5 Other Current Financial Assets and Current and Non-Current Prepaid Expenses

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Other current financial assets
Receivables from purchase price reimbursement	0	11,093	0
Receivables from counterparties currency hedges	0	13,306	0
Payments in advance for commission fees	2,250	2,585	315
Deposits	1,307	1,607	1,623
Creditors with debit balances	1,119	1,642	1,649
Miscellaneous other receivables	3,125	8,161	2,274

Other current financial assets	7,801	38,394	5,861

Current prepaid expenses
Network leases	7,850	5,795	6,489
Transaction Cost Tranche B Senior Credit Facility	1,116	1,116	767
Insurance	0	13	205
Software Support	695	216	267
Other	4,791	4,988	10,493

Current prepaid expenses	14,452	12,128	18,221

Non-current prepaid expenses
Network leases	14,611	14,707	0
Transaction Cost Tranche B Senior Credit Facility	1,116	2,484	3,679
Transaction Cost Tranche C Senior Credit Facility*	0	0	6,647
Other	0	0	840

Non-current prepaid expenses	15,727	17,191	11,166

*	These transaction cost related to Tranche C of the Senior Credit Facility have been recognized as non-current prepaid expense as of March 31, 2008 since Tranche C was not drawn until May 2008.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Miscellaneous other receivables for the fiscal year ended March 31, 2010 are comprised of several other minor amounts. Receivables from purchase price reimbursements were connected to the Orion Acquisition and have been paid during the fiscal year ended March 31, 2010.

3.6 Intangible Assets

Software and Licenses and other Contractual and Legal Rights

Software and licenses primarily consist of software licenses and costs related to standard business software, the customer care and billing system and licenses related to KDVS’s fixed-line phone services. The software is being amortized on a straight-line basis over three to six years.

The Group capitalizes directly attributable sales commissions of its sales agents and the cost of external call center representatives if they generate future contractual revenue streams. The amortization period of these capitalized costs is 8.5 years for cable access contracts, which is estimated based on the historical average life of a Basic Cable customer relationship, and primarily twelve months for Premium-TV and Internet and Phone contracts which is based on the fixed term period of those customer contracts. Amortization is calculated based on the straight-line method. For the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008 sales commissions in an amount of T€ 44,552, T€ 47,659 and T€ 28,091, respectively, were capitalized. The amortization of sales commissions was T€ 36,614, T€ 32,562 and T€ 13,507 for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

Internally Generated Software

For the years ended March 31, 2010, March 31, 2009 and March 31, 2008 approximately T€ 5,063, T€ 3,871 and T€ 2,528, respectively, of costs for internally developed software were capitalized. Included in costs for internally developed software for the fiscal year ended March 31, 2010, are T€ 1,483 for closed projects and T€ 1,057 for running projects which are accounted for as prepayments for internally developed software (“software in development”). These amounts relate to costs incurred in the further development of company-specific software applications, primarily related to the central disposition system of the technical department of KDVS (Delphi). Additional costs of T€ 2,523 have been capitalized in connection with the development of a new software called Next Generation Billing System “NGBS” (for detailed description see section Next Generation Billing System).

The software of Delphi is amortized over a period of 4 years. The remaining useful life of all internally developed software is between 0.4 – 3.9 years.

Customer List

For the years ended March 31, 2010, March 31, 2009 and March 31, 2008 the Group recorded additions in the customer list of T€ 280, T€ 226,706 and T€ 20,936, respectively. The significant decrease in additions to the customer list is due to the fact that the fiscal year ended March 31, 2009 was characterized by additions due to the Orion Acquisition. During the fiscal year ended March 31, 2010 no major acquisitions of customer list occurred. Parts of the customer list acquired from Orion with a carrying amount of T€ 1,298 have been sold. The remaining useful life of the customer list is between 1.5 – 7.6 years.

Goodwill

For the years ended March 31, 2010 and March 31, 2009 the Group recorded changes in goodwill due to acquisitions in the amount of T€ (48,063) and T€ 335,337, respectively (no goodwill has been recorded in the

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

fiscal year ended March 31, 2008). These changes were primarily due to the Orion Acquisitions (see also 1.3 Consolidation). The decrease during the fiscal year ended March 31, 2010 results from a decrease in total acquisition costs related to the Orion Acquisition due to purchase price reimbursements which have been allocated to goodwill in the amount of T€ 48,063. The goodwill recognized totaled T€ 287,274 as of March 31, 2010.

Next Generation Billing System (“NGBS”)

Since 2007 KDVS has been developing a new customer care and billing system called “NGBS”. This system will replace the existing customer care and billing system starting April 2010 and has been developed by use of external licenses and contractors as well as internal development activities. The total amount related to the development of NGBS amounts to T€ 25,771 (of which T€ 12,394, T€ 7,279 and T€ 6,098 are additions during the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively). This amount can be allocated to costs of external licenses and contractors recognized as additions to prepayments (software in development) of T€ 21,854 (of which T€ 9,871 (prior year: T€ 6,193, for the fiscal year ended March 31, 2008: T€ 5,790) are additions during the fiscal year ended March 31, 2010) and internally generated software in the amount of T€ 3,917 (of which T€ 2,523 (prior year: T€ 1,086, for the fiscal year ended March 31, 2008: T€ 308) are additions during the fiscal year ended March 31, 2010). NGBS will be amortized over a period of 5 years.

Further additions to prepayments (“intangible assets in construction”) amounting to T€ 2,829 (prior year: T€ 357, for the fiscal year ended March 31, 2008: T€ 0) were primarily due to the development of an Enterprise Data Warehouse System (“EDWH”; total amount recognized T€ 3,186).

For further information relating to intangible assets, reference is made to the fixed asset register in Appendix 1, Appendix 2 and Appendix 3.

3.7 Property and Equipment

Property and equipment is primarily comprised of network and IT assets, customer premise equipment and transponders under finance lease agreements.

Network and IT Assets

As of March 31, 2010, the Group’s network and IT assets amounted to T€ 1,097,671 (prior year: T€ 1,109,634, fiscal year ended March 31, 2008: T€ 998,333). KDVS’s network and IT assets primarily comprise of technical equipment related to its cable networks such as IT equipment and technical equipment on the different network levels in the amount of T€ 1,033,534 (prior year: T€ 1,023,271, fiscal year ended March 31, 2008: T€ 905,052) and IT-systems (including data centers) in the amount of T€ 18,092 (prior year: T€ 22,754, fiscal year ended March 31, 2008: T€ 15,615). Additions to cable networks amounted to T€ 167,333 (prior year: T€ 176,269 fiscal year ended March 31, 2008: T€ 153,363) and additions related to IT-systems (including data centers) amounted to T€ 3,298 (prior year: T€ 10,800, fiscal year ended March 31, 2008: T€ 6,600) during the fiscal year ended March 31, 2010. Additionally, KDVS’s network and IT assets include construction in progress related to the cable network amounting to T€ 26,084, T€ 46,733 and T€ 57,514 as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

Asset Retirement Obligation

In many cases KDVS leases space in the cable ducts of DTAG to house KDVS’s cable network. Related to these leases, KDVS is subject to contractual asset retirement obligations for its network cables. The original costs

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

estimated at T€ 17,477 were capitalized as of April 1, 2003 in connection with the transfer of the business from DTAG. Further additions related to new asset retirement obligations were recognized subsequently and were T€ 1,269, T€ 1,254 and T€ 723 for the years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively. Depreciation is charged over the normal useful life of the respective assets which resulted in a depreciation expense of T€ 1,569, T€ 1,340 and T€ 1,398 for the years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

In addition KDVS is exposed to costs of returning CPE at the end of the lease term. During the fiscal year ended March 31, 2010 T€ 1,298 (prior year: T€ 1,280, fiscal year ended March 31, 2008: T€ 904) were capitalized as additions and T€ 1,108 (prior year: T€ 671, fiscal year ended March 31, 2008: T€ 289) have been charged as depreciation for these costs of returning of CPE.

Operating Lease for CPE

The assets are depreciated over the useful life of 3 years for modems, receivers and digital video recorders (“DVR”) using the straight-line method. Customer premise equipment (CPE) is presented in the Fixed Asset Schedule as part of technical equipment. As of March 31, 2010, March 31, 2009 and March 31, 2008, the net carrying amount of total CPE (including modems, receivers and DVRs) amounted to T€ 78,591, T€ 79,202 and T€ 54,040, respectively.

The future minimum lease payments under non-cancellable operating leases for CPE will amount to T€ 8,248 within one year, T€ 81 after one year but no more than five years and T€ 0 after five years. This is primarily due to the fact that the non-cancellable term for most of these operating leases is twelve months.

Finance Lease

As of March 31, 2010, the Group leased thirteen transponders under finance leases from DTAG and Astra through 2012. As of March 31, 2010, March 31, 2009 and March 31, 2008, the net carrying amount of the capitalized transponders totaled T€ 16,619, T€ 24,878 and T€ 33,136, respectively. During the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, the Group recorded depreciation expense of T€ 8,259, T€ 8,259 and T€ 7,759, respectively. The Group also recorded interest expense related to these finance leases of T€ 1,808, T€ 2,437 and T€ 2,853 for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, and paid T€ 8,836, T€ 8,228 and T€ 7,197, to reduce the financial liability, respectively.

Additionally, incidental expenses related to those transponder leases in the amount of T€ 2,330 (prior year: T€ 2,330, fiscal year ended March 31, 2008: T€ 2,330) have been expensed in the fiscal year ended March 31, 2010.

There is an option to extend the contract duration related to the lease of certain transponders by another five year period by mutual agreement of the parties, which must be reached at least six months before the expiry of the first five year period.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2010		2009		2008
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
	T€	T€	T€	T€	T€	T€
Within one year	10,665	9,535	10,665	8,858	10,645	8,228
After one year but not more than five years	10,851	10,443	21,517	19,978	32,113	28,836

Total minimum lease payments	21,516	19,978	32,182	28,836	42,758	37,064

Less amounts representing finance charges	1,538		3,346		5,694

Present value of minimum lease payments	19,978		28,836		37,064

For further information relating to property and equipment, reference is made to the fixed asset registers in Appendix 1, Appendix 2 and Appendix 3.

3.8 Equity Investments in Associates

As of March 31, 2010 no equity investments in associates were recorded. The formally associated companies Kabelcom Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mbH and Kabelcom Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mbH were accounted for using the equity method until the acquisition date (April 30, 2008) and have been fully consolidated beginning with May 1, 2008.

The carrying value of equity investments in associates is increased by the share of income attributable to the Group and reduced by dividends received. Net additions from associates amounted to T€ 0, T€ 8 and T€ 298, for the years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively, and reflect KDVS’ share of income recorded by associates.

For further information relating to financial assets, reference is made to the fixed asset registers in Appendix  1, Appendix 2 and Appendix 3.

3.9 Other Current Liabilities

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Liabilities for personnel expenses	31,672	32,051	26,410
Liabilities for silent partners	13,373	12,653	0
Value added and employment taxes	11,053	7,073	8,038
Finance leases	9,535	8,858	8,228
Provision for onerous contracts	0	3,300	0
Debtors with credit balances	811	1,148	818
Miscellaneous other liabilities	10,622	13,007	4,545

	77,066	78,090	48,039

In the fiscal year ended March 31, 2010 the Group’s liabilities to silent partners include the fair value of the contribution of silent partnerships acquired in connection with the Orion Acquisition and dividend payments attributable to these silent partners.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

3.10 Deferred Income

Deferred income primarily consists of customer prepayments on a quarterly, semi-annual or annual basis.

3.11 Financial Liabilities (current and non-current)

3.11.1 Current Financial Liabilities

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Accrued interest related to
Senior Credit Facility
Tranche A	1,897	960	6,192
Tranche B	107	96	119
Tranche C	244	18,799	1,264
Other	0	0	1,133

Current financial liabilities	2,248	19,855	8,708

3.11.2 Non-Current Financial Liabilities

As of March 31, 2010 KDVS’s non-current financial liabilities include the Company’s Senior Credit Facility. Additionally KDVS recorded liabilities related to currency hedge agreements of T€ 19,277 (prior year: T€ 12,174, the fiscal year ended March 31, 2008: T€ 0). These currency hedges relate to groups parent company’s senior notes. As a result these currency hedges have no effect on the financial result of the consolidated statement of income.

The Senior Credit Facility has developed as follows:

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Senior Credit Facility Tranche A	1,150,000	1,150,000	1,150,000
Senior Credit Facility Tranche B	0	0	60,000
Senior Credit Facility Tranche C	535,000	535,000	0

Senior Credit Facility	1,685,000	1,685,000	1,210,000
Accrued financing and transaction costs, Tranche A	(25,823)	(21,133)	(18,596)
Accrued financing and transaction costs, Tranche C	(16,177)	(13,616)	0

	1,643,000	1,650,251	1,191,404
Swaps / Currency Hedge	0	2,830	0

Non-current financial liabilities	1,643,000	1,653,081	1,191,404

On May 12, 2006 KDVS entered into a Senior Credit Facility, arranged by the Royal Bank of Scotland plc. This agreement was comprised of two facilities, a fully drawn T€ 1,150,000 term loan facility (“Tranche A”) and a T€ 200,000 revolving credit facility (“Tranche B”). According to the original agreement, Tranche A and Tranche B mature on March 31, 2012. On July 19, 2007 KDVS amended the Senior Credit Facility and increased

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Tranche B to T€ 325,000 under the same terms and conditions as the original Tranche B. The Senior Credit Facility is secured by all the assets of KDVS and a first priority pledge on 100 % of the shares of KDVS owned by Kabel Deutschland GmbH. Since the closing date, Tranche A (T€ 1,150,000) has been fully drawn. The fair value of KDVS’ shares reported in Group’s financials is € 3.6 billion.

The revolving credit facility (Tranche B) may be borrowed, repaid and reborrowed up until one month prior to the final maturity date. Borrowings under Tranche B may be used for general corporate purposes. As of March 31, 2010, no amounts were outstanding under Tranche B.

The financing and transaction costs related to Tranche B are shown under non-current assets (prepaid expenses) in the amount of T€ 1,116 as of March 31, 2010, T€ 2,484 as of March 31, 2009 and T€ 3,679 as of March 31, 2008 and under current prepaid expenses in the amount of T€ 1,116 as of March 31, 2010, T€ 1,116 as of March 31, 2009 and T€ 767 as of March 31, 2008.

On October 22, 2007, KDVS signed a T€ 650,000 senior add-on facility (“Tranche C”), which ranks pari passu with Tranche A and Tranche B. As of May 9, 2008 the Tranche C commitment was reduced to T€ 535,000. Tranche C was drawn on May 9, 2008 in the amount of T€ 535,000 and remains fully drawn. Tranche C originally matures in March 2013.

On February 1, 2010 the Group agreed to several amendments to its Senior Credit Facility with 97.4% of its lenders consenting to the requested amendments. The amendments primarily comprised of:

•	resetting of the restrictions related to the permitted acquisition volume,

•	allowing new borrowings if the proceeds are used to make acquisitions that become part of the security group or to refinance existing senior debt,

•	widening the covenant leverage test in case of major acquisitions (enterprise value of more than T€ 400,000), and

•	changing the junior debt / senior debt prepayment ratio to 1:1.

In addition some technical amendments were agreed, including permitting a merger between KDVS and Kabel Deutschland GmbH and the extension of its Revolving Credit Facility (Tranche B).

The Group also agreed to extend the original maturity of our Tranche A lenders and Tranche C borrowings until March 31, 2014 in return for an increased margin payable to consenting lenders.

After giving effect to such amendments and the execution of the roll documentation on February 3, 2010, T€ 200,789 of the Group’s debt will be due for repayment in 2012, with another T€ 38,457 due in 2013 and T€ 1,445,754 will ultimately be due in 2014.

With the amendments, margins for consenting lenders increased to 2.25% from 1.75% for Tranche A and remained stable at 3.25% for Tranche C. In addition until the original maturity date and extension an annual commitment fee of 1.25% for rolling lenders of Tranche A and 0.25% for rolling lenders of Tranche C effectively increase the margins on the extended facilities to 3.50%. For consenting but non-rolling Tranche A lenders representing T€ 163,595, the margin also increased to 2.25% from 1.75%. Non-consenting lenders in Tranche A, representing T€ 37,194, and non-rolling Tranche C lenders, representing T€ 38,457 will receive no margin increase.

At the same time, margins for consenting lenders in the Revolving Credit Facility (Tranche B) representing T€ 312,194 increased to 2.25% from 1.75% for drawn amounts. Non-consenting lenders in the Revolving Credit Facility, representing T€ 12,806, will receive no margin increase for drawn amounts.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin. The margin on Tranche A and B of the Senior Credit Facility for non-rolling lenders is based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement—‘consolidated EBITDA’ is a different figure to ‘adjusted EBITDA’ and ‘EBITDA’ and is calculated based on the definitions of the Senior Credit Facility agreement) as follows:

Ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement)	Margin (% per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

As of March 31, 2010 the ratio of consolidated senior net borrowings to consolidated EBITDA amounted to 2.11:1. Therefore, the applicable margin was EURIBOR plus 1.75% as of March 31, 2010. KDVS pays an annual commitment fee of 0.625% on the undrawn commitment under Tranche B. The margin for non-rolling Tranche C lenders is 3.25%.

The margin on the rolled portion of Tranche A and the rolled portion of Tranche C is also based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement)	Margin (% per annum)
Greater than 2:1	3.50
Less than or equal to 2:1	3.25

The Senior Credit Facility contains several affirmative and negative covenants including, but not limited to, the following financial covenants:

Covenant Test	Requirement as of March 31, 2010
Consolidated EBITDA to net interest	Greater than 2.50:1
Senior net debt to consolidated EBITDA	Less than 3.00:1

The foregoing thresholds adjust over time, becoming more restrictive. As of March 31, 2010 KDVS’s ratio of consolidated EBITDA to net interest amounted to 4.29:1. The ratio of senior net debt to consolidated EBITDA amounted to 2.11:1.

On February 25, 2009, KDVS amended its Senior Credit Facility to change the senior net debt to consolidated EBITDA covenant for the quarters starting from December 2010 to December 2011, as well as to extend senior net debt to consolidated EBITDA and consolidated EBITDA to net interest covenants beyond March 2012 until maturity of Term Loan C in March 2013. On February 1, 2010, KDVS amended its Senior Credit Facility to extend these covenants until the maturity of the rolled portions of Tranche A and Tranche C in March 2014.

In addition, the Senior Credit Facility contains certain negative covenants significantly restricting KDVS’s ability to, among other things if the covenants are not amended with the agreement dated February 1, 2010:

•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make certain other restricted payments and investments;

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

•	create liens;

•	impose restrictions on the ability of KDVS’s subsidiaries to pay dividends or make other payments to KDVS;

•	transfer or sell assets;

•	merge or consolidate with other entities; and

•	enter into transactions with affiliates.

Mandatory prepayments of the Senior Credit Facility are required (i) in full upon a change of control (generally triggered if a person or group other than Providence Equity Partners (Providence) or its affiliates gains control of more than 30% of the total voting rights of the Company) or a sale of substantially all of the assets or the businesses, (ii) in part from the receipt of proceeds from certain third parties, including in connection with asset sales, and (iii) in part from 50% of the primary proceeds from the sale of shares on the public market by Kabel Deutschland GmbH or by one of its holding companies, to the extent not applied to discharge indebtedness under the Senior Notes or the PIK Loan or reinvested in the business, and only to the extent required to reduce the ratio of consolidated total senior net borrowings to consolidated EBITDA to 2:1. The public offering of shares in KDH AG did not generate primary proceeds to Kabel Deutschland GmbH nor to its holding companies as would be relevant for a mandatory prepayment under the Senior Credit Facility, as the Selling Shareholder received all the net proceeds from the sale of the Offer Shares.

At March 31, 2010 T€ 1,150,000 was outstanding under Tranche A at an interest rate of approximately 2.633% and T€ 535,000 was outstanding under Tranche C at an interest rate of approximately 3.649%. Currently KDVS has no interest hedging instruments in place.

3.12 Provisions for Pension

The Group has several defined benefit pension plans for different groups of employees (collective agreement (“CA”) employees, non-collective agreement (“NCA”) employees and other). The majority of the plans are average salary plans, which are in accordance with regulations applicable for public servants. These plans were continued with substantially the same terms upon the purchase of the business from DTAG. The plans for other employees represent individual commitments.

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

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

The following tables summarize the components of net benefit expense recognized in the statement of income and the funded status and amounts recognized in the balance sheet for the defined benefit plans:

Net benefit expenses recognized in the consolidated statement of income

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009	Apr. 1, 2007 – Mar. 31, 2008
	T€	T€	T€
Current service cost	2,916	2,854	2,956
Interest expense	1,684	1,498	1,242
Net actuarial losses	(8)	0	124
Plan disbursements	(176)	4	16

Net benefit expense	4,416	4,356	4,338

The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

The recognized expense is recorded in the following items in the statement of income:

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009	Apr. 1, 2007 – Mar. 31, 2008
	T€	T€	T€
Cost of services rendered	918	918	1,120
Selling expenses	1,525	1,452	1,499
General and administrative expenses	465	484	477
Other	(176)	4	0
Interest expense	1,684	1,498	1,242

	4,416	4,356	4,338

Benefit Liability

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Defined benefit obligation	35,148	28,422	25,596
Unrecognized actuarial gains (-) / losses (+)	(725)	2,741	253

Benefit liability	34,423	31,163	25,849

Changes in the present value of the defined benefit obligation are as follows:

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009	Apr. 1, 2007 – Mar. 31, 2008
	T€	T€	T€
Defined Benefit Obligation at April 1	28,422	25,596	25,931
Current Service Cost	2,916	2,854	2,956
Interest Cost	1,684	1,498	1,242
Actual Benefit Payments	(183)	(99)	(81)
Acquisition / Business Combination	(1,149)	1,060	30
Actuarial Gains (-) / Losses (+)	3,458	(2,487)	(4,482)

Defined Benefit Obligation at March 31	35,148	28,422	25,596

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

The principal assumptions used in determining pension benefit obligations for the Group plans are shown below:

Underlying actuarial assumptions

	Apr. 1, 2009 – Mar. 31, 2010	Apr. 1, 2008 – Mar. 31, 2009	Apr. 1, 2007 – Mar. 31, 2008
	%	%	%
Discount rate as of March 31	5.24	6.00	5.65
Future salary increases	3.25	3.25	3.25
Future pension increases	1.00 - 1.50	1.00 - 1.50	1.00 - 1.50
Staff turnover	6.10	4.50	4.50

Amounts for the current and the previous four periods are as follows:

	March 31, 2010	March 31, 2009	March 31, 2008	March 31, 2007	March 31, 2006
	T€	T€	T€	T€	T€
Defined benefit obligation	35,148	28,422	25,596	25,931	23,675
Plan assets	0	0	0	0	0
Deficit	35,148	28,422	25,596	25,931	23,675
Experience adjustments on plan liabilities	(71)	(1,017)	(715)	277	0

3.13 Other Provisions (current and non-current)

	Balance as of April 1, 2009	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2010
	T€	T€	T€	T€	T€	T€
Anniversary payments	178	(50)	0	10	0	138
Asset retirement obligations	25,815	(222)	(55)	1,157	2,234	28,929
Restructuring	26,572	(16,144)	(4,112)	67	0	6,383
Legal fees and litigation costs	193	(76)	(87)	45	0	75
Other	12,781	(4,782)	(7)	1,559	0	9,551

Total provisions	65,539	(21,274)	(4,261)	2,838	2,234	45,076

As of March 31, 2010 other provisions can be segregated into current obligations (T€ 16,009) and non-current obligations (T€ 29,067).

	Balance as of April 1, 2008	Utilization	Reversal	Addition	Interest	Balance as of March 31, 2009
	T€	T€	T€	T€	T€	T€
Anniversary payments	182	(34)	0	30	0	178
Asset retirement obligations	22,086	(92)	0	2,677	1,144	25,815
Restructuring	2,148	(1,349)	(151)	25,924	0	26,572
Legal fees and litigation costs	1,901	0	(1,870)	162	0	193
Other	1,535	(77)	(942)	12,265	0	12,781

Total provisions	27,852	(1,552)	(2,963)	41,058	1,144	65,539

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

As of March 31, 2009 other provisions can be segregated into current obligations (T€ 39,546) and non-current obligations (T€ 25,993).

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

As of March 31, 2008 other provisions can be segregated into current obligations (T€ 5,584) and non-current obligations (T€ 22,268).

Provisions for asset retirement obligation

All asset retirement obligation calculations as of March 31, 2010 utilize an inflation rate of 2.06% (20-year-OECD-average (“OECD”—Organization for Economic Co-operation and Development); prior period: 2.19% and for the period ended March 31, 2008: 2.01%) and a risk-free interest refinancing rate of 5.24% (prior period: 6% and for the period ended March 31, 2008: 5.65%). The obligation is accreted to the expected payment amount using the effective interest method.

Additions for new asset retirement obligations recognized in the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008 increased the provision by T€ 269, T€ 1,254 and T€ 723, respectively.

Due to a change in estimate with respect to the interest rate as of March 31, 2010 the interest of T€ 2,234 related to asset retirement obligations consist of T€ 1,000 for the change in estimate and T€ 1,234 for the accretion in interest, which is considered in interest expense.

For obligations related to the returning of CPE an inflation rate of 1.80% was utilized. The risk-free interest refinancing rate differs depending on the expected time until returning and varies between 2.34% for a maturity of 3 years and 3.17% for a maturity of 5 years. The obligation is also accreted to the expected payment amount using the effective interest method.

Additions for new CPE obligations recognized in the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008 increased the provision by T€ 888, T€ 1,423 and T€ 963, respectively.

Provisions for restructuring

As of March 31, 2009 provisions in connection with the reorganization of the technical department and certain other smaller restructuring programs were recorded in the amount of T€ 26,573. During the fiscal year ended March 31, 2010 the net effect of utilizations, reversals and additions amounted to T€ 20,190 comprising primarily severance payments and other costs, individual amounts can be identified in the above table. As of March 31, 2010 the total provision amounted to T€ 6,383.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Other

As of March 31, 2009 T€ 12,781 remained in other provisions. During the fiscal year ended March 31, 2010 T€ 4,688 were utilized primarily for partial settlement of the dispute regarding the Orion Acquisition. As of March 31, 2010 the remaining total of T€ 9,551 is primarily related to the ongoing main part of the dispute regarding the Orion Acquisition.

3.14 Other Non-current Liabilities

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Finance leases	10,443	19,978	28,836
Liabilities related to share-based payments (MEP)	5,040	8,051	7,236
Smartcard provider	5,056	4,431	0

	20,539	32,460	36,072

The decrease in liabilities related to share-based payments is primarily due to the settlement of all MEP Option Programs which were in place as of March 31, 2010 and the partial settlement of the MEP Interest Programs by sale of some of the interests (see also 5.5).

3.15 Capital attributable to the Limited Partners

The rights of limited partners regarding repayment of the capital contribution to KDVS are reported in the IFRS consolidated financial statements of KDVS as liabilities under the item “Capital attributable to the Limited Partners”.

3.16 Equity

Kabel Deutschland Verwaltungs GmbH (KDG Verwaltung) is the general partner of KDVS. KDG Verwaltung is fully owned by KDG.

Limited Partnership capital

KDG as the limited partner of KDVS owns a capital share of T€ 1. The second limited partner, Kabel Deutschland Vertrieb and Service Beteiligungs GmbH & Co. KG (KDVS Beteiligung), has no shares and is liable with an amount of T€ 1.

Capital reserve

For the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, changes in the capital reserve relate to the consideration of share-based payments in the amount of T€ 5,924, T€ 70 and T€ 656, respectively. This increase resulted in each case from payments to MEP interest holders and in the fiscal year ended March 31, 2010 from the repurchase of all interests granted for exercised options under the option programs as a result of the settlement of all option programs.

Asset Revaluation Surplus

During the fiscal year ended March 31, 2009, KDVS acquired additional shares of Kabelcom Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mbH and Kabelcom Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mbH, RKS Niedersächsische Kabel-Servicegesellschaft mbH & Co. KG and RKS Niedersächsische

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Kabel-Service-Beteiligungsgesellschaft mbH. These acquisitions resulted in control of KDVS over those four entities from that point on and therefore constituted a step acquisition. The difference of the proportionate fair values for acquired assets as of the original acquisition date in 2003 and the proportionate value of those assets at the date of transfer of control due to additional acquired shares in 2008 is presented in an asset revaluation surplus. The asset revaluation surplus in equity relates directly to the identifiable asset customer lists acquired in these step acquisitions and are therefore transferred directly to retained earnings as the asset is amortized.

Accumulated deficit

For the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, the accumulated deficit was T€ 2,517,064, T€ 2,560,676 and T€ 2,293,830, respectively. In the accumulated deficit is included the reversal of transactions formerly classified as deemed dividend payments due to the now expected repayments of such amounts of in total T€ 23,423.

Also included in accumulated loss are partner transactions in the amount of T€ 622,372, T€ 521,620 and T€ 456,433 as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively, between KDG in its capacity as parent of KDVS Group and KDVS as a single entity.

Minority Interests

Minority interests are presented in the subsidiaries Urbana Teleunion Rostock GmbH & Co. KG, Kabelcom Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mbH and Kabelcom Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mbH. Therefore, the Group has allocated the respective net assets in the amount of T€ 8,777 representing the share of equity relating to the minority interests upon initial acquisition. Additionally, dividends distributed to minority interests amounted to T€ 1,586 (prior year: T€ 1,109, as of March 31, 2008: T€ 0) in the fiscal year ended March 31, 2010.

4. Notes to the Consolidated Statement of Income

4.1 Revenues

Revenues were generated in Germany as follows:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
	T€	T€	T€
Basic Cable Revenues	904,757	911,155	867,066
Premium TV Revenues	213,538	192,331	179,802
Internet and Phone Revenues	341,961	231,942	121,367
TKS Revenues	41,294	34,903	28,635

	1,501,550	1,370,331	1,196,870

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

The Group generates revenues in its Basic Cable segment (regarding the renaming of segments see 5.1 Segment Reporting) from subscription fees for access to and delivery of its basic analog and digital TV signals, installation and connection fees and other non-subscription based revenues. Basic Cable revenues are generated via individual contracts with customers, collective contracts with landlords and housing associations and contracts with Level 4 network operators.

	April 1, 2009 - March 31, 2010	April 1, 2008 - March 31, 2009	April 1, 2007 - March 31, 2008
	T€	T€	T€
Basic Cable Subscription Fees	889,707	898,895	854,087
Installation Fees	11,275	7,876	7,590
Other Revenues	3,775	4,384	5,389

Total Basic Cable Revenues	904,757	911,155	867,066

The Group’s Premium-TV segment generates revenues primarily through pay-TV subscription fees. In addition, the Premium-TV business generates revenues from both public and private broadcasters (including the German pay-TV operator Sky Deutschland) who pay fees for carriage of their programming on KDVS’s network.

Revenues for Internet and Phone include recurring revenues from monthly subscription and usage fees and phone interconnection revenues generated by phone traffic of third party carriers’ customers being transmitted across KDVS’s network, as well as non-recurring revenues from installation fees and the sale of CPE. The significant increase in Internet and Phone revenues is due to a combination of the successful effort of KDVS to increase the number of homes passed upgraded for two-way communication which can be marketed and an increase in the number of Internet and Phone subscribers taking KDVS’s services in these areas.

TKS revenues primarily relate to revenues generated by TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG (“TKS”) for providing cable television, and Internet and Phone services to the NATO military personnel based in Germany.

4.2 Cost of Services Rendered

Cost of services rendered primarily comprises costs related to KDVS’s revenue generating business activities and consists of costs and expenses related to the operation and maintenance of KDVS’s network and other costs directly associated with the distribution of products and services over the Group’s network. Therefore, cost of services rendered includes four categories of expenses as follows:

	April 1, 2009 - March 31, 2010	April 1, 2008 - March 31, 2009	April 1, 2007 - March 31, 2008
	T€	T€	T€
Cost of Materials and Services	379,948	344,508	313,976
Personnel expenses	32,830	62,321	44,171
Depreciation and Amortization	242,154	205,504	154,676
thereof intangible assets	8,933	7,072	4,943
thereof tangible assets	233,221	198,432	149,733
Other Cost and Expenses	81,564	84,222	75,638

Total Cost of Services Rendered	736,496	696,555	588,461

Cost of services rendered increased to T€ 736,496 from T€ 696,555 by T€ 39,941 in the fiscal year ended March 31, 2010 and to T€ 696,555 from T€ 588,461 by T€ 108,094 in the fiscal year ended March 31, 2009 due

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

to the lease of additional lines required for more network capacity and increased phone interconnection charges both associated with the growth of the Group’s Internet and Phone business as well as due to increased depreciation and amortization related to the upgrade of the network infrastructure.

4.3 Other Operating Income

Other operating income decreased by T€ 3,522 to T€ 15,300 from T€ 18,822 in the fiscal year ended March 31, 2010 and primarily consists of other service income, especially reimbursement for advertising charges (T€ 6,128); insurance recoveries related to damaged property (T€ 1,500) and various other positions with minor amounts.

4.4 Selling Expenses

Selling expenses are expenses incurred to support the Group’s sales and marketing effort with respect to KDVS’s products and services and are divided into four categories as follows:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
	T€	T€	T€
Cost of materials and services	23,851	23,093	26,080
Personnel expenses	84,341	84,952	71,445
Depreciation and Amortization	181,304	169,348	115,478
thereof intangible assets	153,403	147,993	104,525
thereof tangible assets	27,901	21,355	10,953
Other Cost and Expenses	159,183	148,232	139,833

Total Selling Expenses	448,679	425,625	352,836

Selling expenses increased to T€ 448,679 from T€ 425,625 by T€ 23,054 in the fiscal year ended March 31, 2010 and to T€ 425,625 from T€ 352,836 by T€ 72,789 in the fiscal year ended March 31, 2009 primarily due to additional amortization of acquired customer list relating to the Orion Acquisition.

4.5 General and Administrative Expenses

General and administrative expenses are comprised of expenses that are not directly allocated to cost of services rendered or to selling expenses. General and administrative expenses are divided into three categories as follows:

	April 1, 2009 – March 31, 2010	April 1, 2008 – March 31, 2009	April 1, 2007 – March 31, 2008
	T€	T€	T€
Personnel Expenses	25,332	23,741	22,178
Depreciation and Amortization	26,583	27,251	23,136
thereof intangible assets	20,873	21,987	19,286
thereof tangible assets	5,710	5,264	3,850
Other Cost and Expenses	66,796	73,130	58,761

Total General and Administrative Expenses	118,711	124,122	104,075

General and administrative expenses decreased to T€ 118,711 from T€ 124,122 by T€ 5,411 in the fiscal year ended March 31, 2010 and increased to T€ 124,122 from T€ 104,075 by T€ 20,047 in the fiscal year ended March 31, 2009.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

4.6 Personnel Expenses

Personnel expenses are comprised of the following:

	April 1, 2009 - March 31, 2010	April 1, 2008 - March 31, 2009	April 1, 2007 - March 31, 2008
	T€	T€	T€
Wages and salaries	117,010	144,113	112,646
Social security	25,493	26,901	25,148

	142,503	171,014	137,794

Included in wages and salaries:

	April 1, 2009 - March 31, 2010	April 1, 2008 - March 31, 2009	April 1, 2007 - March 31, 2008
	T€	T€	T€
MEP	2,912	885	3,017
thereof are related to:
Cost of Services Rendered	298	120	797
Selling Expenses	1,138	615	1,687
General and Administrative Expenses	1,476	150	533

Restructuring	(3,216)	24,688	2,593
thereof are related to:
Cost of Services Rendered	(2,651)	20,775	2,383
Selling Expenses	(481)	3,758	5
General and Administrative Expenses	(84)	155	205

For further information regarding restructuring plans see Section 3.13.

Included in social security:

	April 1, 2009 - March 31, 2010	April 1, 2008 - March 31, 2009	April 1, 2007 - March 31, 2008
	T€	T€	T€
Personnel Expenses related to defined benefit pension plan	2,908	2,854	3,096
thereof are related to:
Cost of Services Rendered	918	918	1,120
Selling Expenses	1,525	1,452	1,499
General and Administrative Expenses	465	484	477

Statutory social security contribution	18,968	19,744	17,602
thereof are related to:
Cost of Services Rendered	5,719	6,867	6,419
Selling Expenses	10,151	9,887	8,578
General and Administrative Expenses	3,098	2,990	2,605

During the years ended March 31, 2010, March 31, 2009 and March 31, 2008, an average of 2,412, 2,593 and 2,488, respectively, people were employed.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

4.7 Financial Results

Interest Expenses

	April 1, 2009 - March 31, 2010	April 1, 2008 - March 31, 2009	April 1, 2007 - March 31, 2008
	T€	T€	T€
Interest Expenses on financial instruments that are not at fair value through profit or loss
Senior Credit Facility	55,612	122,748	81,645
Amortization of Capitalized Finance Fees	12,120	8,021	4,995
Finance Lease	1,808	2,437	2,873
Other		1,647	579
Interest Expenses on financial instruments at fair value through profit or loss	94	4,324	(3,122)
Interest expense on provisions and non-financial liabilities
Pensions	1,684	1,498	1,242
Asset Retirement Obligations	1,234	1,144	999
Other	2,995	1,343	698

Total Interest Expenses	75,547	143,162	89,909

Interest expense includes interest accrued on bank loans, amortization of financing fees, interest on finance leases and other. The significant decrease in interest expenses related to the Senior Credit Facility is due to the considerable decrease of EURIBOR in 2010 compared to the level during the fiscal year ended March 31, 2009.

Interest expenses on financial instruments at fair value through profit or loss includes net interest payments to the counterparties of interest rate swaps and caps as well as effects from fair value measurement of such financial instruments.

(See the definition of all terms above in Section 3.11 and 5.5).

Interest Income

Interest income for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008 amounted to T€ 4,456, T€ 3,425 and T€ 1,944, respectively, and primarily related to interest income on bank deposits. Of the total interest income, amounts of T€ 1,267, T€ 480 and T€ 2 relate to non-financial assets and liabilities primarily in connection with tax issues.

4.8 Expense due to Changes in Capital Attributable to the Limited Partners

The expense in the amount of T€ 0, T€ 213,200 and T€ 302,900 for the period ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively, is based on changes in the fair value of the liability for “Capital attributable to the Limited Partners”.

4.9 Income from Associates

Income from associates for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008 amounts to T€ 0, T€ 8 and T€ 142, respectively.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

4.10 Benefit/Taxes on Income

Major components of income tax benefit/expense for the years ended March 31, 2010, March 31, 2009 and March 31, 2008 are:

	Apr. 1, 2009 - Mar. 31, 2010	Apr. 1, 2008 - Mar. 31, 2009	Apr. 1, 2007 - Mar. 31, 2008
	T€	T€	T€

Consolidated statement of income
Current income tax
Current income tax charge	24,757	7,033	1,985
Prior year income tax charge (+) / release (-)	(1,189)	1,837	(399)

Deferred income tax
Relating to origination and reversal of temporary differences	(3,898)	(24,824)	(1,867)

Income tax expense (+) / income (-) reported in consolidated statement of income	19,670	(15,954)	(281)

No deferred taxes were recorded in equity in the period under review.

A reconciliation of income taxes for the fiscal years ended March 31, 2010 determined using a combined statutory rate of 14.50% (prior year: 14.50%, in the fiscal year ended March 31, 2008: 13.96%) for corporate and trade tax to actual income tax expense as recorded on the statement of income, is as follows:

	Apr. 1, 2009 - Mar. 31, 2010	Apr. 1, 2008 - Mar. 31, 2009	Apr. 1, 2007 - Mar. 31, 2008
	T€	T€	T€
Profit (+) / Loss (-) before income tax	141,872	(210,018)	(230,104)
Notional tax income at KDVS’s statutory income tax rate of 14.50% (2009: 14.50%; 2008: 13.96%)	20,571	(30,453)	(32,123)
Adjustments in respect of current income tax of previous years	(1,189)	1,837	(399)
Unrecognized tax losses/gains	(40)	(2,761)	(1,337)
Non-deductible expenses	7,837	40,777	53,102
Tax-free income portions	(14)	(99)	(5)
Tax-effects by minority partners	278	118	0
Special business expenses	(7,195)	(6,838)	(6,631)
Corporate income tax of subsidiaries	567	(21,158)	394
Tax-rate changes	0	2,003	(12,934)
Other	(1,145)	620	(348)

Income tax benefit (-) / expense (+) according to the statement of income	19,670	(15,954)	(281)

The anticipated tax rate of 14.50% (2009: 14.50%; 2008: 13.96%) is based only on the trade tax rate of 14.50%.

The special business expense includes expenses and income, respectively, of the partners which are subject to taxation at the level of the partnership.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Subsidiaries of the KDVS Group which are corporations are subject to corporate income tax and trade tax. The combined tax rate for these corporations is 30.30% which deviates from the expected tax rate of KDVS Group.

Deferred income taxes

Deferred income taxes at March 31, 2010, March 31, 2009 and March 31, 2008 relate to the following:

	Consolidated balance sheet			Consolidated statement of operations
	2010	2009	2008	Apr. 1, 2009 - Mar. 31, 2010	Apr. 1, 2008 - Mar. 31, 2009	Apr. 1, 2007 - Mar. 31, 2008
	T€	T€	T€	T€	T€	T€
Deferred income tax liabilities
Debt issuance cost	6,403	5,551	4,145	852	1,406	(448)
Fair value adjustments customer list	27,499	33,259	7,960	(5,760)	(29,334)	(4,719)
Accelerated depreciation for tax purposes	37,221	42,821	44,223	(5,600)	(1,402)	2,028
Asset Retirement Obligation	2,575	2,936	3,107	(361)	(171)	(926)
Fair value adjustments fixed assets	0	0	0	0	0	(778)
Intangible assets	3,141	2,568	2,302	573	266	(838)
Hedges	0	0	604	0	(604)	(338)
Revenue Recognition	9,168	8,851	6,052	317	2,799	2,261
Other	0	35	34	(35)	1	(4)

Gross deferred income tax liabilities	86,007	96,021	68,427

Offsetting with deferred tax assets	(8,886)	(14,917)	(12,649)

Net deferred income tax liability	77,121	81,104	55,778

Deferred income tax assets
Tangible assets	255	154	261	(101)	107	(261)
Hedges	0	371	0	371	(371)	0
Receivables	1,640	3,544	4,681	1,904	1,137	2,879
Other accruals	4,778	4,659	858	(119)	438	(777)
Pension	1,057	983	810	(74)	(173)	(125)
Finance Lease contracts	1,018	1,199	1,170	181	(29)	149
Tax loss carryforwards	346	4,300	5,406	3,954	1,106	30

Gross deferred income tax assets	9,094	15,210	13,186

Offsetting with deferred tax liabilities	(8,886)	(14,917)	(12,649)

Net deferred income tax asset	208	293	537

Deferred income tax charge				(3,898)	(24,824)	(1,867)

As of March 31, 2010, deferred tax assets on corporate income tax loss carry forwards of KDVS in the amount of T€ 1,946 (prior year: T€ 2,261; period ending March 31, 2008: T€ 1,561) and trade tax loss carry forwards of KDVS in the amount of T€ 263 (prior year: T€ 1,517; period ending March 31, 2008: T€ 36,953) were recognized. In accordance with IAS 12, the Group has assessed that the deferred tax assets for these tax loss carry forwards are probable to be realized under consideration of the German minimum taxation rules. The tax loss carry forwards do not expire under current law.

Furthermore, interest carry forwards of KDVS under the new German interest barrier rule in the amount of T€ 0, T€ 34,289 and T€ 0 were recognized.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Deferred tax assets on further corporate income tax loss carry forwards of KDVS in an amount of approximately T€ 1,297 (prior year: T€ 1,534; prior year ending March 31, 2008: T€ 1,041) and trade tax loss carry forwards of KDVS in the amount of T€ 175 (prior year: T€ 1,038; prior year ending March 31, 2008: T€ 24,635) have not been recognized due to uncertain recoverability.

Liabilities due to Income Taxes

The liabilities due to income taxes of T€ 35,630 (prior year: T€ 20,138; fiscal year ended March 31, 2008: T€ 12,960) in the balance sheet relate to corporate and trade tax.

4.11 Profit attributable to Non-Controlling Interests

Profit attributable to non-controlling interests is comprised of the part of KDVS’s profit attributable to the different minority shareholders in the Group’s fully consolidated subsidiaries. Profit attributable to non-controlling interests amounted to T€ 1,440, T€ 859 and T€ 0 for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively. The total profit attributable to non-controlling interests is comprised of gains amounting to T€ 1,481 (prior year: T€ 859, for the fiscal year ended March 31, 2008: T€ 0) and losses amounting to T€ 41 (prior year and for the fiscal year ended March 31, 2008: T€ 0) and is attributable to Kabelcom Braunschweig Gesellschaft für Breitbandkabel-Kommunikation mbH, Kabelcom Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mbH, Urbana Teleunion Rostock GmbH & Co. KG and Verwaltung Urbana Teleunion Rostock GmbH.

5. Other Notes

5.1 Impairment Testing of Goodwill

Goodwill acquired through business combinations has been allocated to three cash-generating units, which are also reportable operating segments for impairment testing as follows:

•	Basic Cable cash-generating unit

•	Premium-TV cash-generating unit

•	Internet and Phone cash-generating unit.

Carrying amount of goodwill allocated to each of the cash-generating units:

	Basic Cable		Premium-TV		Internet and Phone		Total
Mar. 31	2010	2009	2010	2009	2010	2009	2010	2009
	T€	T€	T€	T€	T€	T€	T€	T€
Goodwill	211,146	246,473	9,193	10,731	66,934	78,133	287,274	335,337

Changes in the carrying amount of goodwill of T€ 48.063 in the period ended March 31, 2010 are primarily related to a reduction in purchase price for the Orion Acquisition. For a detailed explanation reference is made to Note 1.3 Consolidation.

Disclosures on Impairment Tests

The Group performed its annual goodwill impairment test as of March 31, 2010. The Group considered the relationship between the market capitalization of KDVS and the book value of KDVS GmbH & Co. KG’s equity, among other factors, when reviewing for indicators of impairment. As of March 31, 2010, the market capitalization of the Group was above the book value of KDVS GmbH & Co. KG’s equity and gave neither an indication for a potential impairment of goodwill nor for an impairment of assets of any operating segment.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

The recoverable amount of the three cash generating units has been determined based on a fair value less costs to sell calculation using cash flow projections covering a five-year period.

The following paragraphs summarize key assumptions used to determine fair values less costs to sell for impairment tests regarding reporting units to which a significant amount of goodwill is allocated.

The weighted average cost of capital after tax used for calculation of the recoverable amount for all reporting units was determined at 7.0% for the fiscal year ended March 31, 2010.

The measurement of the cash-generating units is founded on projections that are based on financial plans that have been approved by management and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the planning horizon are extrapolated using in the terminal value a growth rate of 1% for the fiscal year ended March 31, 2010. The key assumptions on which management has based its determination of fair value less costs to sell include the following assumptions that were primarily derived from internal sources and in particular reflect past experience: development of revenue, customer acquisition and retention costs, churn rates, capital expenditure, market share, and growth rates. Discount rates were determined on the basis of external figures derived from the capital market. Any significant future changes in the aforementioned assumptions would have an impact on the fair values of the cash-generating units.

On the basis of information available at the balance sheet date and expectations with respect to the market and competitive environment, the recoverable amounts were estimated to be higher than the carrying amounts and management did not identify any impairments.

With regard to the assessment of fair value less costs to sell for the three units, even if the recoverable amounts were to decrease by 25%, the carrying amount would be less than the recoverable amount.

5.2 Other Financial Obligations and Contingencies

Leasing and Rental Obligations

KDVS has entered into several long-term service agreements with DTAG as well as its subsidiary T-Systems International GmbH. These agreements include but are not limited to usage and access agreements for underground cable ducts, fiber optic cables, co-location facilities and energy. The agreements have primarily fixed prices, either based on a monthly or unit basis, and are valid for up to 30 years. However, KDVS can terminate the agreements with a notice period of 12 to 24 months.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

The financial obligations as of March 31, 2010, March 31, 2009 and March 31, 2008 include the obligations arising due to the earliest possible termination date of KDVS and are as follows:

	March 31, 2010				March 31, 2009
		Due				Due
Type of liability in T€	Due up to 1 year	between 1 and 5 years	more than 5 years	Total	Due up to 1 year	between 1 and 5 years	more than 5 years	Total
1. Agreements with DTAG and subsidiaries	225,101	321,629	64,724	611,454	215,079	306,089	70,720	591,888
2. License, rental and operating lease commitments	57,220	66,112	2,604	125,936	22,056	42,043	2,423	66,522
3. Other	11,159	4,453	826	16,438	16,227	5,172	1,240	22,639

Total	293,480	392,194	68,154	753,828	253,362	353,304	74,383	681,049

	March 31, 2008
		Due
Type of liability in T€	Due up to 1 year	between 1 and 5 years	more than 5 years	Total
1. Agreements with DTAG and subsidiaries	237,391	310,822	85,845	634,058
2. License, rental and operating lease commitments	29,265	60,806	5,472	95,543
3. Other	603,969	8,286	1,701	613,956

Total	870,625	379,914	93,018	1,343,557

The lease payments for cable ducts are T€ 103,303, T€ 103,558 and T€ 103,492 for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively. While the Group has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 to 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30% of the leased capacity the economic penalties will require renewal of the contracts for 15 years, when the Group believes it will have the ability to replace the capacity. This results in a non-cancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70%, the lease term is expected to include all renewal periods under the agreement, resulting in a non-cancelable lease term of 30 years through March 31, 2033, after which time the lease can be canceled at the option of DTAG. As of March 31, 2010, 2009 and 2008 the total financial obligations for cable ducts amounted to T€ 1,910,404, T€ 2,013,670 and T€ 2,116,935, respectively.

In the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, KDVS had leasing expenses amounting to T€ 175,142, T€ 169,367 and T€ 167,890, respectively, including the majority of the expenses related to the SLAs.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Contingencies

On December 23, 2008 the collecting society GEMA filed arbitration proceedings against KDG GmbH and KDVS GmbH & Co. KG claiming information about the number of subscribers of the Pay-TV package Kabel Digital Home and claiming for damages due to an alleged copyright infringement from the launch date of the package until now. The Group believes that these claims are either unjustified since the content owners licensed any required rights to KDVS or are obliged to indemnify KDVS in case of an infringement of third party rights. The amount of the claim for damages has not yet been quantified. GEMA and the Group are currently negotiating bilaterally about a possible settlement. For this reason GEMA and the Group decided to defer the proceedings until August 2010.

General Risks

In the course of its business activities, the Group faces general economic risks due to relationships with customers, suppliers and employees. In addition, general risks exist regarding obligations under legal and tax authorities. Currently there are no proceedings related to these risks.

5.3 Related Parties

In accordance with IAS 24, persons or companies which are in control of or controlled by KDVS must be disclosed, unless they are already included as consolidated companies in KDVS’s consolidated financial statements. Control exists if a shareholder owns more than one half of the voting rights in KDVS or, by virtue of an agreement, has the power to control the financial and operating policies of KDVS’s management.

The disclosure requirements under IAS 24 also extend to transactions with associated companies as well as transactions with persons who have significant influence on KDVS’ financial and operating policies, including close family members and intermediate entities. Significant influence is deemed to be exerted by persons holding an interest in KDVS of 20% or more, a seat on the management board or the supervisory board, or other key management positions.

The transactions of KDVS Group with associated companies are all attributable to the ordinary activities of these respective entities.

The parent companies of KDVS are:

•	Kabel Deutschland Verwaltungs GmbH (general partner)

•	Kabel Deutschland GmbH (limited partner)

Kabel Deutschland GmbH (“KDG GmbH”) is the major shareholder of KDVS with a shareholding of 100% and has therefore significant influence on KDVS’s financial and operating policies. Therefore, KDG GmbH has to be regarded as a related party under IAS 24. KDG GmbH is wholly owned by Kabel Deutschland Holding AG (“KDH AG”). Since KDH AG is wholly owned by Cable Holding S.A. (“LuxCo”) which is itself owned by Cayman Cable Holding LP. (“Cayman Cable”), these three entities are also related parties.

Related Party Transactions

The Group entities conducted the following transactions based on deliveries and services rendered with related parties in the fiscal years ended March 31, 2010, 2009 and 2008:

In April and May 2007, KDVS, as lender, entered into two loan agreements with the Cayman Cable as borrower. As of September 1, 2009, the two agreements were replaced by a new revolving loan agreement up to

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

€ 35 million with an interest rate of 12.0% per annum. Pursuant to a transfer agreement dated January 20, 2010, with the consent of KDVS, Cable Holding replaced Cayman Cable as the borrower effective January 21, 2010. As of March 26, 2010, the principal amount outstanding under this loan agreement was € 25.8 million and the accrued interest was € 1.7 million. Principal and interest were completely repaid on that date.

On September 1, 2009, KDVS as lender and LuxCo as borrower entered into a loan agreement about the aggregate amount of € 2.5 million. Interest was payable at a rate of 12% per annum. As of March 26, 2010, the principal amount outstanding under this loan agreement was € 1.1 million and the accrued interest amounted to T€ 75. Principal and interest were completely repaid on that date.

As of the balance sheet date, there were no outstanding receivables or payables from sold or purchased goods and services between the above mentioned companies.

KDVS purchased goods and services from KDH AG of T€ 1,223 in the fiscal year ended March 31, 2010 and had outstanding payables due to KDH AG in the amount of T€ 1,455 as of March 31, 2010. These purchased goods and services primarily relate to advisory for financing. In the fiscal years ended March 31, 2009 and March 31, 2008 KDVS did not purchase goods and services from KDH AG.

KDVS sold goods and services to KDG GmbH of T€ 703, T€ 847 and T€ 725 in the fiscal years ended March 31, 2010, 2009 and 2008. KDVS purchased goods and services from KDG GmbH in the amount of T€ 31,379, T€ 29,156, T€ 28,476 in the fiscal years ended March 31, 2010, 2009 and 2008. These purchased goods and services primarily relate to cost allocations for management services provided by KDG to its operating subsidiaries. The partner transactions between KDG in its capacity as parent of KDVS Group are classified as deemed dividend payments. Therefore KDVS had no outstanding receivables and payables due to KDG GmbH as of March 31, 2010, March 31, 2009 and March 31, 2008.

KDVS sold goods and services to Kabelfernsehen Muenchen Servicenter GmbH & Co. KG of T€ 4,022, T€ 4,762 and T€ 5,846 in the fiscal years ended March 31, 2010, 2009 and 2008 and had no outstanding receivables due from Kabelfernsehen Muenchen Servicenter GmbH & Co. KG. These sold goods and services relate to signal delivery agreements with Kabelfernsehen Muenchen Servicenter GmbH & Co. KG in the ordinary course of business.

Related Party Guarantees

On July 2, 2004 KDG issued senior notes with a nominal value of T€ 250,000 as well as senior notes with a nominal value of TUSD 610,000, both with a maturity date in 2014 (2014 Senior Notes). The outstanding loan amount is due and payable on July 1, 2014. The 2014 Senior Notes are senior liabilities that rank pari passu with all existing and future liabilities of KDG. The 2014 Senior Notes are secured by a second-ranking lien on the shares held by KDG in KDVS.

KDVS itself is the guarantor of the KDG’s debt. The Guarantee is a senior subordinated obligation of KDVS and ranks junior in right of payment to all of its existing and future unsubordinated debt. The Guarantee will rank senior to all existing and future obligations of KDVS expressly subordinated to the Guarantee. The Guarantee is effectively subordinated in right of payment to all of KDVS’ existing and future secured debt (including under the Senior Credit Facilities), to the extent of the value of the assets securing such debt, and to all liabilities of any subsidiary of KDVS.

Transactions with Members of the Management Board

The following information concerning the compensation of the members of the Management Board comprises the notes required by law under the German Commercial Code (HGB).

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Management Board

The Group is presented by its general partner Kabel Deutschland Verwaltungs GmbH. The Management equals to the one of KDG and therefore payments to the management board are made by KDG directly.

As of March 31, 2010 the Management Board of KDG GmbH comprises four members.

In total, Management remuneration for performing services for KDG GmbH, its subsidiaries and the parent company KDH AG was T€ 6,360, T€ 3,128 and T€ 14,902 for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively. This includes total short-term employee benefits received (comprising annual fixed salaries, variable annual bonuses and various typical fringe benefits) of T€ 2,923, T€ 2,774 and T€ 3,594, as well as deferred pension benefits in the amount of T€ 306, T€ 228 and T€ 300 for the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively. Additionally, KDG has recorded non-cash share-based benefit expenses (included in the abovementioned total amount) based on the Groups’ long-term Management Equity Participation Programs (MEP) operated by the Group’s parent company (Cayman Cable) due to changes in the measurement of the carrying amount of the underlying interests in the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008 in the amount of T€ 3,131, T€ 126 and T€ 3,451, respectively.

The total compensation of the members of the Management Board for the fiscal year ended March 31, 2010 is comprised of different components: (i) an annual fixed salary paid out in equal monthly installments, (ii) deferred pension benefits, (iii) a variable annual bonus subject to the attainment of certain performance targets, (iv) various typical fringe benefits and, (v) non-cash share-based benefits based on the participation in the Groups’ long-term Management Equity Participation Programs (MEP) operated by the Group’s parent company Cayman Cable.

Together with a new compensation structure taking effect on 1 April 2010, KDG GmbH will introduce a new long-term, performance-based variable compensation component on the basis of a Long-Term Incentive Plan (“LTIP”). This new LTIP compensation component will comprise two stock-based elements—virtual performance shares and one-time grant of virtual stock options.

Members of the Management Board hold interests in Cayman Cable of 1.30% (prior year: 1.28%) originally issued under the MEP Interest Programs (for further details regarding share-based payments refer to note 5.4).

Former Members of Management and their surviving dependents

In the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively former managing directors of the Group and their surviving dependents received pension payments in a total amount of T€ 11 p.a. For the fiscal years ended March 31, 2010, March 31, 2009 and March 31, 2008 pension liabilities in a total amount of T€ 116, T€ 121 and T€ 129, respectively were recorded.

Other transactions with Members of the Management Board

Some members of the Management Board obtained loans in the past from Cayman Cable (the parent company of KDH AG which itself is the sole shareholder of KDG GmbH) in a total amount of T€ 2,160 (prior year: T€ 2,160, for the fiscal year ended March 31, 2008: T€ 2,160) with interest rates ranging from 5% to 5.5% p.a. Some of the loans have been repaid during the fiscal year ended March 31, 2010. Therefore, as of March 31, 2010, the principal amounts outstanding were T€ 808, interest payable for the fiscal year ended March 31, 2010 amounted to T€ 123 (prior year: T€ 118, as of March 31, 2008: T€ 95).

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

5.4 Share-based Payments

Management Equity Participation (MEP) Programs

As of March 31, 2010 there are still a number of interests in Cayman Cable outstanding. These interests were originally issued under the former MEP Interest Programs (MEP I and MEP IV). The three option programs (MEP II, MEP III and MEP V) as well as the option part of MEP IV were settled during the fiscal year ended March 31, 2010.

MEP I provided direct and indirect—via Kabel Management Beteiligungs-GbR—ownership in Cayman Cable, the parent company of LuxCo which is itself the main shareholder in KDH AG and therefore also in KDVS GmbH & Co. KG. MEP II and III provided options in Cayman Cable interests. MEP IV was split into an interest program providing indirect—via Kabel Management Beteiligungs- (MEP IV) GbR—ownership in Cayman Cable and an option program providing options in Cayman Cable interests. MEP V also provided options in Cayman Cable interests. Certain employees (including senior executives) of the Group receive remuneration in the form of share-based payment transactions.

MEP Interest Programs

Certain members of KDVS Management and the Supervisory Board hold indirect interests through interests in Kabel Management Beteiligungs-GbR (originally issued under the Indirect Management Equity Participation Program I—“indirect MEP I”) or Kabel Management Beteiligungs- (MEP IV) GbR (originally issued under the Indirect Management Equity Participation Program IV—“indirect MEP IV”), both separate partnerships which are themselves a limited partner in Cayman Cable. The terms which apply to all those interests are substantially the same.

The members of the indirect MEP I were required to pay a capital contribution upon admission. The indirect MEP I members have financed up to 70% of the members’ contributions with a loan from the Partnership. Interest accrues on such loans at a rate of 5.5% per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The members are entitled to proceeds resulting from the sale of shares in LuxCo by Cayman L.P. These proceeds were used primarily for repayment of the granted loans.

The members of the indirect MEP IV were also required to pay a capital contribution upon admission. The Partnership and the Kabel Management Beteiligungs- (MEP IV) GbR, respectively, have financed 80% of the managers’ contributions with a loan from the Partnership. Interest accrues on such loan at a rate of 5.0% per annum, compounded annually, and is repayable in accordance with an amortization schedule in the relevant agreement. The members are entitled to proceeds received by them in respect of their interests and have primarily used those proceeds to repay their loans.

During the fiscal year ended March 31, 2010, the MEP Interest Programs were partially settled by the sale of some of the interests granted under the different programs. Since those interests were sold for cash and KDVS was not required to fund the acquisition, the liabilities related to these interests have been treated as a contribution when settled, resulting in an increase in capital reserve of T€ 1,568 (prior year: T€ 0; for the fiscal year ended March 31, 2008: T€ 616).

Number of interests granted

As of March 31, 2010, MEP participants hold indirect interests originally issued under the indirect MEP I and MEP IV of 0.30% in Cayman Cable via Kabel Management Beteiligungs GbR and Kabel Management Beteiligungs- (MEP IV) GbR (prior year: 0.29%, as of March 31, 2008: 0.33%) for which a total consideration of T€ 3,022 (prior year: T€ 3,019, as of March 31, 2008: T€ 3,499) has been paid.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Measurement

The fair value of the interests in Cayman Cable outstanding at March 31, 2010 amounted to T€ 3,398 (prior year: T€ 4,267, as of March 31, 2008: T€ 4,854).

For all interests remaining from the former MEP Interest Programs, the carrying amount of the repurchase obligation related to these interests at each balance sheet date is measured based on estimated fair value. During the fiscal year ended March 31, 2010 the general partner agreed to a complete vesting of all unvested interest as of this date. Therefore, all interests outstanding as of March 31, 2010 have vested representing a total liability of T€ 3,398 (prior year: T€ 4,855, as of March 31, 2008: T€ 5,272). The liability was recorded in other liabilities. Included in these amounts is the contribution made by the members holding interests in Cayman Cable since such contributions are a liability in case of the sale of the interests. Due to changes in the fair value of the interests and due to additional vesting, the Group recognized an increase in expenses and an increase in other liabilities for the fiscal year ended March 31, 2010 in the amount of T€ 691 for MEP Interest Programs (prior year: T€ 118, for the fiscal year ended March 31, 2008: T€ 816).

MEP Option Programs

Until the fiscal year ended March 31, 2010, KDVS additionally had two different option programs (MEP III and MEP V) as well as the option part of MEP IV in place that differed in the exercise price as well as the grant date only. Under these programs, the participants were granted options on interests in the Cayman Cable.

These option programs have been settled in the fiscal year ended March 31, 2010 and no longer exist.

Method and extent of exercise

Under the terms and conditions of the different option programs, the options became immediately vested and exercisable upon any of the following events:

•	the date of completion of the sale, or disposal in any other manner, of all or substantially all of the business and assets of the Cayman Cable and its subsidiaries (Group) to a third party purchaser;

•	the effective date of a Flotation whereby Flotation means any underwritten public offering of the shares of a holding undertaking of Group Companies; or

•	the date of an Approved Offer whereby Approved Offer means an offer to acquire all of the issued limited partnership interests in the Partnership,

after which they will lapse if unexercised.

In addition, the general partner of Cayman Cable may have, at its absolute discretion, allowed options to become exercisable, in whole or in part, prior to an exit event if any other transaction would have occurred which would have materially affected the value of the options. During the fiscal year ended March 31, 2010 the general partner of Cayman Cable L.P. has made use of the possibility to allow options to become exercisable in whole.

The general partner may have decided that, instead of procuring the issue or transfer of interests in Cayman Cable (“LP interests”) on exercise of an option that it will:

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

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

•

transfer to the option holder a number of the shares which are admitted to listing which has a market value of the difference between the market value of the LP Interests which would otherwise be issued or transferred and the exercise price for those LP interests.

Any other transfer of options has been restricted to certain limited options (e.g. ceasing employment). Any transfer of an option otherwise than permitted in this program would have caused the option to lapse.

Measurement

The measurement of the fair value at grant date and each consecutive reporting period has been based on the Black-Scholes option pricing model. The main parameters of this model are the estimated fair value of the interests, expected volatility of the values of the interests, the estimated term of the options and the risk free interest rate on grant date (based on the estimated average life of the options of six years). The grant of the options was not dependent on market conditions, whereby expected future distributions have been included in the calculation.

The volatility was estimated at 25% by benchmarking historical volatilities of listed international cable companies that are comparable regarding the parameters that typically influence the volatility.

MEP III

The strike price has been € 4.53 for MEP III.

	Number of options
Grant date	March 31, 2009	Granted	Called	Exercised	March 31, 2010	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
January 1, 2005	62,985	0	0	62,985	0	2.99	228	388	0
MEP III

	62,985	0	0	62,985	0

	Number of options
Grant date	March 31, 2008	Granted	Called	Exercised	March 31, 2009	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
January 1, 2005	62,985	0	0	0	62,985	2.99	228	388	640
MEP III

	62,985	0	0	0	62,985

	Number of options
Grant date	March 31, 2007	Granted	Reallocation	Called	Exercised	March 31, 2008	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
January 1, 2005	41,990	0	20,995	0	0	62,985	2,99	228	388	656
MEP III

	41,990	0	20,995	0	0	62,985

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

For MEP III the Group recognized compensation expense and a corresponding increase in other liabilities in the amount of T€ 780 in the fiscal year ended March 31, 2010 due to changes in the option value, of which the entire amount has vested (prior year: decrease in the amount of T€ 15, for the fiscal year ended March 31, 2008: increase in the amount of T€ 192). All options outstanding under MEP III as of March 31, 2009 have been exercised during the fiscal year ended March 31, 2010. The weighted average partnership interest price at the date of exercise was € 16.89. The general partner of Cayman Cable has decided to pay to the option holders a cash amount equal to the difference between the market value of the LP interests which would otherwise have been issued or transferred and the exercise price for those LP interests after deduction of any applicable taxes. Since Cayman Cable has not required KDVS to fund the cash amount paid, the liabilities related to these options have been treated as a contribution from the Cayman Cable when exercised, resulting in an increase in capital reserve of T€ 778 (prior year: T€ 0, for the fiscal year ended March 31, 2008: increase of T€ 0).

The net book value of the liability relating to MEP III as of March 31, 2010 therefore amounts to T€ 0 (prior year: T€ 640, as of March 31, 2008: T€ 656).

MEP IV Option Program

The strike price for options under MEP IV has been € 12.00.

		Number of options
Grant date	March 31, 2009	Granted	Called	Exercised	March 31, 2010	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
March 29, 2007	383.973	0	0	383.973	0	4,00	1.484	5.065	0
MEP IV Option Program
		Number of options
Grant date	March 31, 2008	Granted	Called	Exercised	March 31, 2009	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
March 29, 2007	383.973	0	0	0	383.973	4,00	1.484	5.065	1.616
MEP IV Option Program
		Number of options
Grant date	March 31, 2007	Granted	Called	Exercised	March 31, 2008	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
March 29, 2007	0	432.143	48.170	0	383.973	4,00	1.484	5.065	1.980
MEP IV Option Program

For the MEP IV Option Program the Group recognized compensation expense in the amount of T€ 612 in the fiscal year ended March 31, 2010 due to changes in the option value of which the entire amount has vested (prior year: T€ 234, for the fiscal year ended March 31, 2008: increase in the amount of T€ 1,072). All options outstanding under MEP IV as of March 31, 2009 have been exercised during the fiscal year ended March 31, 2010. The weighted average partnership interest price at the date of exercise was € 16.89. The general partner of Cayman Cable has decided to pay to the option holders a cash amount equal to the difference between the market value of the LP interests which would otherwise have been issued or transferred and the exercise price for those LP interests after deduction of any applicable taxes. Since Cayman Cable has not required KDVS to fund the

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

cash amount paid, the liabilities related to these options have been treated as a contribution from the Cayman Cable when exercised, resulting in an increase in capital reserve of T€ 1,878 (prior year and for the fiscal year ended March 31, 2008: T€ 0).

The net book value of the liability relating to the MEP IV Option Program as of March 31, 2010 therefore amounts to T€ 0 (prior year: T€ 1,280, as of March 31, 2008: T€ 1,031).

MEP V

The strike price for options under MEP V has been € 14.66.

	Number of options
Grant date	March 31, 2009	Granted	Called	Exercised	March 31, 2010	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
December 3, 2007	481,688	0	72,254	409,434	0	3.90	2,127	7,062	0
MEP V

January 23, 2009	156,000	0	0	156,000	0	2.57	623	2,287	0
MEP V

	637,688	0	72,254	565,434	0

	Number of options
Grant date	March 31, 2008	Granted	Called	Exercised	March 31, 2009	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
December 3, 2007	481,688	0	0	0	481,688	3.90	2,127	7,062	1,555
MEP V

January 23, 2009	0	156,000	0	0	156,000	2.57	623	2,287	597
MEP V

	481,688	156,000	0	0	637,688

	Number of options
Grant date	March 31, 2007	Granted	Called	Exercised	March 31, 2008	Risk free interest rate at grant date (%)	Fair value of option at grant date in T€	Fair value of shares at grant date in T€	Fair value of option at measurement date in T€
December 3, 2007	0	481,688	0	0	481,688	3.90	2,127	7,062	2,014
MEP V

For MEP V the Group recognized compensation expense and a corresponding increase in other liabilities in the amount of T€ 217 in fiscal year ended March 31, 2010 due to changes in the option value of which the entire amount has vested (prior year: T€ 548, for the fiscal year ended March 31, 2008: T€ 524). All options outstanding under MEP V as of March 31, 2009 have been exercised during the fiscal year ended March 31, 2010. The weighted average partnership interest price at the date of exercise was € 16.89. The general partner of Cayman Cable has decided to pay to the option holders a cash amount equal to the difference between the market value of the LP interests which would otherwise have been issued or transferred and the exercise price for those LP interests after deduction of any applicable taxes. Since Cayman Cable has not required KDVS to fund the cash amount paid, the liabilities related to these options have been treated as a contribution from the Cayman Cable when exercised, resulting in an increase in capital reserve of T€ 1,289 (prior year and for the fiscal year ended March 31, 2008: T€ 0).

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

The net book value of the liability relating to the MEP V Option Program at March 31, 2010 amounts to T€ 0 (prior year: T€ 1,072, as of March 31, 2008: T€ 524).

5.5 Financial Instruments

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

As of the balance sheet date, derivative financial instruments consisted of the following (notional amounts):

	March 31, 2010	March 31, 2009	March 31, 2008
	T€	T€	T€
Currency Swaps
Within one year	0	82,878	0
One to five years	161,611	161,611	0
More than 5 years	0	0	0

Total nominal volume	161,611	244,489	0

The nominal volume is the sum total of all purchase and sale amounts of the currency derivatives.

Currency Swaps

KDG GmbH, the parent company of KDVS GmbH & Co. KG, issued TUS $ 610,000 of 10.625 % Senior Notes on July 2, 2004. Interest payment dates are semi-annual each January 1 and July 1, commencing in January 2005. Interest accrues from the issue date of the notes on July 2, 2004. The Senior Notes are not callable until after the fifth anniversary of the issuance date.

KDVS GmbH & Co. KG originally entered into a derivative agreement swapping 100 % of the US Dollar denominated principal and interest payments related to KDG GmbH’s Dollar Senior Notes into Euro denominated principal and interest related payments at a fixed rate over five consecutive years with one bank. The agreed exchange rate was US $ 1.2066 for each Euro. This currency swap (where KDG GmbH was replaced by KDVS GmbH & Co. KG as swap counterparty of the respective bank in December 2008) matured on July 1, 2009.

However, KDVS GmbH & Co. KG successfully negotiated two new swap agreements which effectively prolonged the original currency hedges by two years until July 2011. By March 31, 2010 100 % of the US Dollar denominated principal and interest payments with respect to KDG GmbH’s 2014 Senior Notes were swapped into EUR. The agreed exchange rate is US $ 1.2066 for each Euro as for the original currency hedge. The weighted average Euro fixed rate is 11.1695%.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Simultaneously KDVS GmbH & Co. KG entered into respective back to back swap agreements with KDG GmbH on identical terms and conditions in order to transfer all swap related cash flows to KDG GmbH that issued the underlying TUS $ 610,000 of 10.625 % Senior Notes on July 2, 2004.

Interest Rate Swaps and Caps

Approximately T€ 1,037,500 borrowed under the Group’s initial senior loan facility in 2003 was used to fund the acquisition of the cable television business. The interest rate volatility related to these outstanding loans was mitigated with a combination of interest rate swaps and caps at the time the bank loans were incurred. The loans were extended by the lending banks subject to the condition that the Group would enter into appropriate interest rate swaps and interest caps.

With the interest rate swaps, the variable interest rates (EURIBOR) on the Group’s bank loans were effectively exchanged for a fixed interest rate of 3.705% per annum. KDVS GmbH & Co. KG initially entered into interest rate swaps with a notional amount of T€ 778,125 which was amortized until June 2009. These swaps entitled KDVS GmbH & Co. KG to receive a payment from the counterparty if the variable market interest rate exceeds the fixed interest rate, and obliged KDVS GmbH & Co. KG to make a payment to the counterparty if the fixed interest rate exceeds the variable market interest rate. These types of agreements have been entered into to effectively convert the interest rates on a portion of KDVS GmbH & Co. KGs’ long-term liabilities to banks from variable to fix. KDVS GmbH & Co. KG also purchased interest rate caps with a cap level of 4.2 % per annum with a notional amount of T€ 259,375 which was amortized until June 2009. These caps entitled KDVS GmbH & Co. KG to receive a payment from the counterparty equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

In September 2004, the aforementioned interest rate swaps and caps had been restructured. Originally, these derivatives had a maturity until 2015 and the effective interest rate on the swaps was 4.0495%.

As of April 30, 2008 the Group entered into an additional floating to fix interest rate swap. This swap with a fixed rate of 4.41% per annum and a notional amount of T€ 250,000 had a one year duration until April 30, 2009.

Since July 2009 KDVS GmbH & Co. KG has no interest hedging instruments in place. Interest rates swaps had a notional amount of T€ 629,568 and T€ 455,528 in the fiscal year ended March 31, 2009 and March 31, 2008, respectively. Interest rate caps had a notional amount of T€ 126,523 and T€ 151,843 in the fiscal year ended March 31, 2009 and March 31, 2008, respectively.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. It arises principally from receivables of customers. The exposure to credit risk is influenced primarily by the individual characteristics of each customer. The maximum exposure to credit risk amounts to T€ 87,945.

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

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Interest Rate Risk

Of KDVS’ financial liabilities, the bank loans bear cash flow interest rate risks linked to EURIBOR. Until June 2009 KDVS’s interest payment risk was mitigated by the derivatives described.

Liquidity risk

Liquidity risk represents the risk that liquidity reserves will prove to be insufficient to meet financial obligations in a timely manner. In order to ensure liquidity the Group has unused Senior Credit Facilities and other lines of credit amounting to T€ 325,000, T€ 325,000 and T€ 909,000 at March 31, 2010, March 31, 2009 and March 31, 2008, respectively. Future cash outflows arising from financial liabilities that are recognized in the Consolidated Balance Sheet are presented in the following table. This includes payments to settle the liabilities and interest payments as well as cash outflows from cash settled derivatives with a negative market value. Financial liabilities that are repayable on demand are included on the basis of the earliest date of repayment. Cash flows for variable interest liabilities are determined with reference to the market conditions at the balance sheet date.

March 31, 2010	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
	T€	T€	T€	T€	T€
Financial liabilities	77,635	417,071	1,542,059	0	2,036,765
Trade payables	226,734	0	0	0	226,734
Finance lease liabilities	10,665	10,851	0	0	21,516
Other financial liabilities	18,296	0	0	0	18,296
Derivative financial liabilities	2,345	18,237	0	0	20,582

Total	335,675	446,159	1,542,059	0	2,323,893

March 31, 2009	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
	T€	T€	T€	T€	T€
Financial liabilities	57,208	1,318,497	572,753	0	1,948,458
Trade payables	251,367	0	0	0	251,367
Finance lease liabilities	10,665	20,980	537	0	32,182
Other financial liabilities	18,746	0	0	0	18,746
Derivative financial liabilities	(6,078)	18,225	0	0	12,147

Total	331,908	1,357,702	573,290	0	2,262,900

March 31, 2008	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
	T€	T€	T€	T€	T€
Financial liabilities	70,350	133,369	1,223,810	0	1,427,529
Trade payables	210,408	0	0	0	210,408
Finance lease liabilities	10,645	21,285	10,828	0	42,758
Other financial liabilities	3,091	0	0	0	3,091
Derivative financial liabilities	0	0	0	0	0

Total	294,494	154,654	1,234,638	0	1,683,786

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Capital management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating to reduce risks from its highly leveraged financing structure. KDVS keeps in close contact with its lenders and rating agencies in order to be as transparent as possible for the investors. The Group is constantly in discussions with banks and other financial experts to monitor capital markets conditions and to find ways to optimize KDVS’s capital structure.

The Group’s ability to make payments and to refinance its debt, as well as to fund future operations and capital expenditures, will depend on future operating performance and the ability to generate sufficient cash. Accordingly the Group manages its capital structure and makes adjustments to it in light of changes in economic conditions.

Carrying amounts of Financial Instruments

The following table presents the carrying amounts of financial instruments according to categories of IAS 39:

	Mar. 31, 2010	Mar. 31, 2009	Mar. 31, 2008
	T€	T€	T€
Financial assets at fair value through profit or loss	0	0	4,239
Loans and Receivables	358,545	189,737	147,610

	358,545	189,737	151,849

Financial liabilities at fair value through profit or loss	19,277	15,004	0
Financial liabilities measured at amortized cost	1,891,733	1,940,219	1,413,611

	1,911,010	1,955,223	1,413,611

The following table shows net gains or losses of financial instruments according to categories of IAS 39 recognized in the Consolidated Statement of Income:

	Fiscal Year Ended March 31,
	2010	2009	2008
	(in T€)
Financial assets and liabilities at fair value through profit or loss	(14,769)	(7,069)	(1,175)
Loans and Receivables	(19,118)	(9,024)	(27,863)
Available-for-Sale financial assets	0	394	2,337

	(33,887)	(15,699)	(26,701)

Net gains or losses on financial assets and liabilities at fair value through profit or loss include the effects from the fair value measurement of the derivatives that are not part of a hedge accounting relationship.

Net gains and losses on loans and receivables comprise primarily impairment losses and reversals.

Net gains or losses of Available-for-Sale financial assets result from the sale of interests in other companies.

Net gains and losses on financial liabilities measured at amortized cost include effects from foreign currency translation and from early settlement.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Fair Values of Financial Instruments

The following table presents the carrying amounts and fair values of financial assets and liabilities included in each balance sheet item.

		Mar. 31, 2010		Mar. 31, 2009		Mar. 31, 2008
	Category according to IAS 39	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		T€		T€		T€
Financial assets measured at cost or amortized cost
Cash and Cash Equivalents	LaR	267,631	267,631	51,882	51,882	15,422	15,422
Trade Receivables	LaR	87,945	87,945	106,579	106,579	130,530	130,530
Other Current financial assets	LaR	2,969	2,969	31,276	31,276	1,658	1,658

Financial assets measured at fair value
Other non-current Assets
Derivatives without a hedging relationship	FAHfT	0	0	0	0	4,239	4,239

Financial liabilities measured at cost or amortized cost
Current Financial Liabilities	FLAC	2,248	2,248	19,855	19,855	8,708	8,708
Trade payables	FLAC	226,734	226,734	251,367	251,367	210,408	210,408
Liabilities to Affiliates	FLAC	1,455	1,455	0	0	0	0
Other Current financial Liabilities
Other financial liabilities	FLAC	18,296	18,296	18,746	18,746	3,091	3,091
Finance lease liabilities	n/a	9,535	9,629	8,858	8,858	8,228	8,228
Senior Credit Facility	FLAC	1,643,000	1,643,000	1,650,251	1,650,251	1,191,404	1,191,404
Other non-current Liabilities
Finance lease liabilities	n/a	10,444	10,478	19,978	19,886	28,836	28,744

Financial liabilities measured at fair value
Non-current Financial Liabilities
Derivatives without a hedging relationship	FLHfT	19,277	19,277	15,004	15,004	0	0
The terms have the following respective meanings:

“LaR” refers to Loans and Receivables

“FAHfT” refers to Financial Assets Held for Trading

“FLAC” refers to Financial Liabilities Measured at Amortized Cost

“FLHfT” refers to Financial Liabilities Held for Trading

The carrying amounts of the Group’s cash and cash equivalents, trade receivables and payables, short-term loans, as well as other current liabilities, in view of their short terms as of March 31, 2010, 2009, and 2008, are effectively equal to their fair values as they have interest rates based on variable interest rates that change in line with the market. Using a discounted cash flow analysis based on the current lending rate for an identical loan term, the fair value of the Group’s long-term, fixed-rate liabilities is estimated as the net present value of future payments, using yield curves obtained by banks and money market observations. Due to the complexity inherent in such an estimate, the estimate may not necessarily reflect actual market values. Different market assessments or procedures may therefore significantly influence the fair value estimate.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

With respect to the carrying amounts of the financial assets and liabilities please refer to the respective sections in the Notes.

The fair values of the derivative financial instruments as of the balance sheet date have been estimated as net present values (discounted by market yield curves) of the future payments and using standard models (in the case of caps). They are as follows:

	Notional amount	Fair value	Recognized in statement of income	Recognized in equity
Instrument	March 31, 2010	March 31, 2010	April 1, 2009 - March 31, 2010	April 1, 2009 - March 31, 2010
	T€	T€	T€	T€
Interest rate swap	0	0	2,830	0
Currency swap	161,661	(19,277)	0	0

Total	161,661	(19,277)	2,830	0

Deferred Taxes	0	0	0	0

Total	161,661	(19,277)	2,830	0

	Notional amount	Fair value	Recognized in statement of income	Recognized in equity
Instrument	March 31, 2009	March 31, 2009	April 1, 2008 - March 31, 2009	April 1, 2008 - March 31, 2009
	T€	T€	T€	T€
Interest rate swap	629,568	(2,830)	(6,455)	0
Interest rate cap	126,523	0	(614)	0
Currency swap	244,489	1,132	0	0

Total	1,000,580	(1,698)	(7,069)	0

Deferred Taxes	0	0	0	0

Total	1,000,580	(1,698)	(7,069)	0

	Notional amount	Fair value	Recognized in statement of income	Recognized in equity
Instrument	March 31, 2008	March 31, 2008	April 1, 2007 - March 31, 2008	April 1, 2007 - March 31, 2008
	T€	T€	T€	T€
Interest rate swap	455,528	3,625	(1,358)	0
Interest rate cap	151,843	614	183	0

Total	607,371	4,239	(1,175)	0

Deferred Taxes	0	0	0	0

Total	607,371	4,239	(1,175)	0

Sensitivity analysis

KDVS prepares sensitivity analysis that shows how net income and equity would have been affected by changes in the relevant market risk variables that were reasonably possible at the balance sheet date.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Interest rate risks result from the variable interest rates (EURIBOR) on KDVS’ bank loans (Senior Credit Facility). The negative/positive effect on net income and equity for a 100 basis point parallel increase/decrease of the interest curve would be T€ 16,850. The effect of interest rate changes on interest expense for bank loans with variable interest rates is calculated based on the risk exposure at the balance sheet date. In determining the sensitivity concerning interest rate risks the fair values for interest rate swaps and caps were calculated based on the hypothetical market interest rates with the resulting effects on net income and equity for March 31, 2010 and March 31, 2009. Under this approach and assuming constant foreign exchange rate the interest rate sensitivity is as follows.

	Effect on net income and equity
in T€	Parallel increase of the interest curve of 100 basis points	Parallel decrease of the interest curve of 100 basis points
March 31, 2010
Bank loans with variable interest rate	(16,850)	16,850

	(16,850)	16,850

March 31, 2009
Bank loans with variable interest rate	(16,850)	16,850
Derivative financial instruments	4	(4)

	(16,846)	16,846

March 31, 2008
Bank loans with variable interest rate	(12,100)	12,100
Derivative financial instruments	3,523	(3,851)

	(8,577)	8,249

5.6 Important Group Companies

		Registered Office	Share-Holding in %
Fully consolidated companies (IFRS 3)
1	Kabel Deutschland Vertrieb und Service GmbH & Co. KG 1)	Unterfoehring
2	Kabel Deutschland Breitband Services GmbH	Unterfoehring	100.00
3	TKS Telepost Kabel-Service Kaiserslautern Beteiligungs-GmbH	Kaiserslautern	100.00
4	TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG 1)	Kaiserslautern	100.00
5	Urbana Teleunion Rostock GmbH & Co. KG 1)	Rostock	70.00
6	Verwaltung Urbana Teleunion Rostock GmbH		50.00
7	KABELCOM Braunschweig Gesellschaft für Breitbandkabel- Kommunikation mit beschränkter Haftung	Braunschweig	99.58
8	KABELCOM Wolfsburg Gesellschaft für Breitbandkabel- Kommunikation mit beschränkter Haftung	Wolfsburg	97.65
9	Kabel Deutschland Stralsund GmbH	Unterfoehring	100.00

1)

The Company applies Section 264b HGB and therefore is released from the preparation, audit and publication of the statutory financial statements as of March 31, 2010 for Kabel Deutschland Vertrieb und Service GmbH & Co. KG, TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG and Urbana Teleunion Rostock GmbH & Co. KG.

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

5.7 Particular Events after the Balance Sheet Date

No material events after the balance sheet date.

5.8 Management and Advisory Board

The Group is represented by its general partner Kabel Deutschland Verwaltungs GmbH. No further representatives are registered in the commercial register.

The Management Board of Kabel Deutschland Verwaltungs GmbH are the following:

Management

Name	Position
Dr. Adrian v. Hammerstein	Chairman of the Management Board Chief Executive Officer

Paul Thomason	Chief Financial Officer

Dr. Manuel Cubero del Castillo-Olivares	Chief Operating Officer

Erik Adams	Chief Marketing Officer since April 1, 2009

Based on a resolution of the Management Board of March 15, 2010 and due to a lack of statutory necessity for an advisory board, the Advisory Board of KDVS GmbH & Co. KG has been dissolved as of March 29, 2010.

5.9 Authorization of Financial Statements

The consolidated financial statements were released for publication on July 20, 2010.

Unterfoehring, July 20, 2010

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

Dr. Adrian von Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer

Dr. Manuel Cubero del Castillo-Olivares	Erik Adams
Chief Operating Officer	Chief Marketing Officer

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Kabel Deutschland Vertrieb und Service GmbH & Co.KG, Unterfoehring

	Analysis of Fixed Assets for Period from April 1, 2009 to March 31, 2010
	Acquisition and production costs
	April 1, 2009	Acquisitions	Additions	Disposals	Reclassifications	March 31, 2010
	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	289,988,566.67	0.00	55,131,324.71	0.00	2,228,214.10	347,348,105.48
2. Internally generated software	20,236,892.14	0.00	5,063,169.72	0.00	0.00	25,300,061.86
3. Customer List	963,149,647.90	0.00	279,606.50	1,561,653.57	0.00	961,867,600.83
4. Goodwill	335,336,893.95	(48,063,348.00)	0.00	0.00	0.00	287,273,545.95
5. Prepayments	14,840,069.09	0.00	18,194,582.46	0.00	(1,985,524.08)	31,049,127.47

	1,623,552,069.75	(48,063,348.00)	78,668,683.39	1,561,653.57	242,690.02	1,652,838,441.59

II. Property and equipment
1. Buildings on non-owned land	17,252,720.36	0.00	3,155,267.14	3,108.02	2,014,082.85	22,418,962.33
2. Technical equipment	2,174,944,020.95	0.00	214,898,309.92	6,973,316.97	39,529,859.04	2,422,398,872.94
3. Other equipment, furniture and fixtures	85,994,518.44	0.00	5,476,399.58	13,264,446.52	(1,137,157.84)	77,069,313.66
4. Construction in progress	50,142,825.84	0.00	24,917,674.48	52,532.06	(40,649,474.07)	34,358,494.19

	2,328,334,085.59	0.00	248,447,651.12	20,293,403.57	(242,690.02)	2,556,245,643.12

III. Financial Assets
1. Equity investments in Associates	0.00	0.00	0.00	0.00	0.00	0.00

	0.00	0.00	0.00	0.00	0.00	0.00

	3,951,886,155.34	(48,063,348.00)	327,116,334.51	21,855,057.14	0.00	4,209,084,084.71

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterfoehring—(Continued)

	Analysis of Fixed Assets for Period from April 1, 2009 to March 31, 2010
	Accumulated depreciation and amortization						Net book value
	April 1, 2009	Additions	Disposals	Reclassification	Change in at- equity investments	March 31, 2010	March 31, 2010
	€	€	€	€	€	€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	177,942,573.33	67,427,214.74	0.00	0.00	0.00	245,369,788.07	101,978,317.41
2. Internally generated software	11,696,325.61	3,180,729.98	0.00	0.00	0.00	14,877,055.59	10,423,006.27
3. Customer List	530,048,212.02	113,573,581.67	263,680.07	0.00	0.00	643,358,113.62	318,509,487.21
4. Goodwill	0.00	0.00	0.00	0.00	0.00	0.00	287,273,545.95
5. Prepayments	0.00	0.00	0.00	0.00	0.00	0.00	31,049,127.47

	719,687,110.96	184,181,526.39	263,680.07	0.00	0.00	903,604,957.28	749,233,484.31

II. Property and equipment
1. Buildings on non-owned land	5,369,386.94	2,570,869.50	1,686.50	4,093.18	0.00	7,942,663.12	14,476,299.21
2. Technical equipment	1,057,877,304.43	252,276,942.07	4,392,006.73	559,250.97	0.00	1,306,321,490.74	1,116,077,382.20
3. Other equipment, furniture and fixtures	51,373,930.02	11,012,258.38	12,722,156.62	(563,344.15)	0.00	49,100,687.63	27,968,626.03
4. Construction in progress	0.00	0.00	0.00	0.00	0.00	0.00	34,358,494.19

	1,114,620,621.39	265,860,069.95	17,115,849.85	0.00	0.00	1,363,364,841.49	1,192,880,801.63

III. Financial Assets
1. Equity investments in Associates	0.00	0.00	0.00	0.00	0.00	0.00	0.00

	0.00	0.00	0.00	0.00	0.00	0.00	0.00

	1,834,307,732.35	450,041,596.34	17,379,529.92	0.00	0.00	2,266,969,798.77	1,942,114,285.94

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterfoehring

	Analysis of Fixed Assets for Period from April 1, 2008 to March 31, 2009
	Acquisition and Production Costs
	April 1, 2008	Acquisitions	Additions	Disposals		Reclassifications	March 31, 2009
	€	€	€	€		€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	211,904,271.20	1,666,155.97	68,116,600.21	0.00		8,301,539.29	289,988,566.67
2. Internally generated software	16,365,133.15	0.00	3,871,758.99	0.00		0.00	20,236,892.14
3. Customer List	736,463,043.35	226,705,555.49	0.00	18,950.94		0.00	963,149,647.90
4. Goodwill	0.00	330,730,172.33	0.00	0.00		4,606,721.62	335,336,893.95
5. Prepayments	8,055,054.13	0.00	13,258,466.54	0.00		(6,473,451.58)	14,840,069.09

	972,787,501.83	559,101,883.79	85,246,825.74	18,950.94		6,434,809.33	1,623,552,069.75

II. Property and equipment
1. Buildings on non-owned land	12,786,322.89	73,321.55	2,477,996.56	0.00		1,915,079.36	17,252,720.36
2. Technical equipment	1,837,617,142.28	65,130,891.27	235,110,110.32	5,221,866.20		42,307,743.28	2,174,944,020.95
3. Other equipment, furniture and fictures	69,324,703.18	462,497.21	14,181,665.29	2,028,256.64		4,053,909.40	85,994,518.44
4. Construction in progress	61,517,050.93	2,932,331.30	35,941,593.05	143,329.69		(50,104,819.75)	50,142,825.84

	1,981,245,219.28	68,599,041.33	287,711,365.22	7,393,452.53		(1,828,087.71)	2,328,334,085.59

III. Financial Assets
1. Equity investments in Associates	2,487,200.00	0.00	0.00	2,487,200.00	*	0.00	0.00
2. Other	4,631,721.62	0.00	0.00	25,000.00		(4,606,721.62)	0.00

	7,118,921.62	0.00	0.00	2,512,200.00		(4,606,721.62)	0.00

	2,961,151,642.73	627,700,925.12	372,958,190.96	9,924,603.47		0.00	3,951,886,155.34

*	Includes the figures of the former associated companies, following the acquisitions these are classified as affiliated companies

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterfoehring—(Continued)

	Analysis of Fixed Assets for Period from April 1, 2008 to March 31, 2009
	Accumulated Depreciation and Amortization							Net Book Value
	April 1, 2008	Additions	Disposals		Reclassification	Change in at-equity investments	March 31, 2009	March 31, 2009
	€	€	€		€	€	€	€
I. Intangible assets
1. Software and Licences and other Contractual and Legal Rights	114,188,643.85	63,753,352.70	0.00		576.78	0.00	177,942,573.33	112,045,993.34
2. Internally generated software	8,553,674.92	3,142,650.69	0.00		0.00	0.00	11,696,325.61	8,540,566.53
3. Customer List	418,650,064.24	111,410,198.31	12,050.53		0.00	0.00	530,048,212.02	433,101,435.88
4. Goodwill	0.00	0.00	0.00		0.00	0.00	0.00	335,336,893.95
5. Prepayments	0.00	0.00	0.00		0.00	0.00	0.00	14,840,069.09

	541,392,383.01	178,306,201.70	12,050.53		576.78	0.00	719,687,110.96	903,864,958.79

II. Property and equipment
1. Buildings on non-owned land	3,601,728.50	1,767,658.44	0.00		0.00	0.00	5,369,386.94	11,883,333.42
2. Technical equipment	849,404,662.24	211,702,626.36	3,006,929.26		(223,054.91)	0.00	1,057,877,304.43	1,117,066,716.52
3. Other equipment, furniture and fictures	42,729,732.87	10,326,440.31	1,904,721.29		222,478.13	0.00	51,373,930.02	34,620,588.42
4. Construction in progress	0.00	0.00	0.00		0.00	0.00	0.00	50,142,825.84

	895,736,123.61	223,796,725.11	4,911,650.55		(576.78)	0.00	1,114,620,621.39	1,213,713,464.20

III. Financial Assets
1. Equity investments in Associates	1,155,311.94	0.00	1,163,229.76	*	0.00	7,917.82	0.00	0.00
2. Other	0.00	0.00	0.00		0.00	0.00	0.00	0.00

	1,155,311.94	0.00	1,163,229.76		0.00	7,917.82	0.00	0.00

	1,438,283,818.56	402,102,926.81	6,086,930.84		0.00	7,917.82	1,834,307,732.35	2,117,578,422.99

*	Includes the figures of the former associated companies, following the acquisitions these are classified as affiliated companies

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterfoehring

	Analysis of Fixed Assets for Period from April 1, 2007 to March 31, 2008
	Acquisition and Production Cost
	April 1, 2007	Acquisitions	Additions	Disposals	Reclassifications	March 31, 2008
	€	€	€	€	€	€
I. Intangible Assets
1. Software and Licences and other Contractual and Legal Rights	148,880,844.66	0.00	52,633,605.53	6,066.75	10,395,887.76	211,904,271.20
2. Internally generated Software	13,837,173.00	0.00	2,527,960.15	0.00	0.00	16,365,133.15
3. Customer List	715,426,567.68	20,936,112.22	111,394.43	11,030.98	0.00	736,463,043.35
4. Prepayments	10,926,153.95	0.00	7,683,386.95	275.56	(10,554,211.21)	8,055,054.13

	889,070,739.29	20,936,112.22	62,956,347.06	17,373.29	(158,323.45)	972,787,501.83

II. Property and Equipment
1. Buildings on non-owned Land	7,083,733.17	0.00	2,573,705.68	0.00	3,128,884.04	12,786,322.89
2. Technical Equipment	1,603,466,977.78	8,962,186.68	194,121,088.50	3,382,762.56	34,449,651.88	1,837,617,142.28
3. Other Equipment, Furniture and Fixtures	61,812,353.85	0.00	9,523,937.36	3,229,865.59	1,218,277.56	69,324,703.18
4. Construction in progress	50,533,854.29	0.00	49,623,080.51	1,393.84	(38,638,490.03)	61,517,050.93

	1,722,896,919.09	8,962,186.68	255,841,812.05	6,614,021.99	158,323.45	1,981,245,219.28

III. Financial Assets
1. Equity Investments in Associates	2,487,200.00	0.00	0.00	0.00	0.00	2,487,200.00
2. Other financial Assets	7,445,800.37	4,606,721.62	0.00	7,420,800.37	0.00	4,631,721.62

	9,933,000.37	4,606,721.62	0.00	7,420,800.37	0.00	7,118,921.62

	2,621,900,658.75	34,505,020.52	318,798,159.11	14,052,195.65	0.00	2,961,151,642.73

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Notes to the Consolidated Financial Statements

for Kabel Deutschland Vertrieb und Service GmbH & Co. KG as of March 31, 2010—(Continued)

Kabel Deutschland Vertrieb und Service GmbH & Co. KG, Unterfoehring—(Continued)

	Analysis of Fixed Assets for Period from April 1, 2007 to March 31, 2008
	Accumulated Depreciation and Amortization						Net Book Value
	April 1, 2007	Additions	Disposals	Reclassifications	Change in at- equity investment	March 31, 2008	March 31, 2008
	€	€	€	€	€	€	€
I. Intangible Assets
1. Software and Licences and other Contractual and Legal Rights	73,817,436.14	40,377,221.34	6,066.75	53.12	0.00	114,188,643.85	97,715,627.35
2. Internally generated Software	5,787,914.48	2,765,760.44	0.00	0.00	0.00	8,553,674.92	7,811,458.23
3. Customer List	333,039,392.45	85,611,086.83	415.04	0.00	0.00	418,650,064.24	317,812,979.11
4. Prepayments	0.00	0.00	0.00	0.00	0.00	0.00	8,055,054.13

	412,644,743.07	128,754,068.61	6,481.79	53.12	0.00	541,392,383.01	431,395,118.82

II. Property and Equipment
1. Buildings on non-owned Land	2,400,512.91	1,200,609.96	0.00	605.63	0.00	3,601,728.50	9,184,594.39
2. Technical Equipment	697,586,347.10	154,889,282.60	2,504,661.65	(566,305.81)	0.00	849,404,662.24	988,212,480.04
3. Other Equipment, Furniture and Fixtures	36,888,467.44	8,446,112.07	3,170,493.70	565,647.06	0.00	42,729,732.87	26,594,970.31
4. Construction in progress	0.00	0.00	0.00	0.00	0.00	0.00	61,517,050.93

	736,875,327.45	164,536,004.63	5,675,155.35	(53.12)	0.00	895,736,123.61	1,085,509,095.67

III. Financial Assets
1. Equity Investments in Associates	857,029.91	0.00	0.00	0.00	298,282.03	1,155,311.94	1,331,888.06
2. Other financial Assets	0.00	0.00	0.00	0.00	0.00	0.00	4,631,721.62

	857,029.91	0.00	0.00	0.00	298,282.03	1,155,311.94	5,963,609.68

	1,150,377,100.43	293,290,073.24	5,681,637.14	0.00	298,282.03	1,438,283,818.56	1,522,867,824.17